Exhibit 99.1

                    , 2006

Dear Cendant Corporation Stockholder:

I am pleased to inform you that on                     , 2006, the Board of Directors of Cendant Corporation approved the distribution of all of the shares of common stock of Realogy Corporation, a wholly owned subsidiary of Cendant, to Cendant stockholders. Realogy holds all of the assets and liabilities associated with Cendant’s Real Estate Services businesses and is one of the preeminent providers of real estate and relocation services in the world.

This distribution is the first in a series of distributions to be made pursuant to a plan preliminarily approved by our Board on October 23, 2005 to separate Cendant into four independent, publicly traded companies—one for each of Cendant’s Real Estate Services, Travel Distribution Services, Hospitality Services (including Timeshare Resorts) and Vehicle Rental businesses. Upon each distribution, Cendant stockholders will own 100% of the common stock of the company being distributed. Cendant’s Board of Directors believes that creating four focused companies is the best way to unlock the full value of Cendant’s businesses for the benefit of Cendant, our stockholders and each of the businesses, in both the short and long term. The Cendant Board expects to receive, prior to the distribution being finally approved, an opinion from Evercore Group L.L.C. to the effect that, as of the date of such opinion, the distribution is fair, from a financial point of view, to the stockholders of Cendant. A copy of the opinion that Evercore is expected to deliver to the Cendant Board will be attached to this information statement as Annex A.

The distribution of Realogy common stock will occur on                     , 2006 by way of a pro rata dividend to Cendant stockholders. Each Cendant stockholder will be entitled to receive one share of Realogy common stock for every four shares of Cendant common stock held by such stockholder at the close of business on                     , 2006, the record date of the distribution. The dividend will be issued in book-entry form only, which means that no physical stock certificates will be issued. No fractional shares of Realogy common stock will be issued. If you would otherwise have been entitled to a fractional share of Realogy common stock in the distribution, you will receive the net cash value of such fractional share instead.

Stockholder approval of the distribution is not required, and you are not required to take any action to receive your Realogy common stock.

Following the distribution, you will own shares in both Cendant and Realogy. Cendant’s common stock will continue to trade on the New York Stock Exchange under the symbol “CD.” We intend to apply to have Realogy’s common stock listed on the New York Stock Exchange under the symbol “H.”

The enclosed information statement, which is being mailed to all Cendant stockholders, describes the distribution in detail and contains important information about Realogy. We urge you to read the information statement carefully.

I want to thank you for your continued support of Cendant and we look forward to your support of Realogy in the future.

Sincerely,

Henry R. Silverman

Chairman of the Board and Chief Executive Officer

                    , 2006

Dear Realogy Corporation Stockholder:

It is our pleasure to welcome you as a stockholder of our company, Realogy Corporation. We are one of the preeminent and most integrated providers of real estate and relocation services in the world. Our operations include real estate brokerage franchise systems operating under the CENTURY 21®, COLDWELL BANKER®, ERA®, SOTHEBY’S INTERNATIONAL REALTY® and COLDWELL BANKER COMMERCIAL® brands; real estate brokerage operations owned and operated by our NRT Incorporated subsidiary under the COLDWELL BANKER®, ERA®, THE CORCORAN GROUP® and SOTHEBY’S INTERNATIONAL REALTY® brands; employee relocation services; and title and settlement services. We are the world’s largest real estate brokerage franchisor, the largest U.S. residential real estate brokerage firm, the largest U.S. provider and a leading global provider of outsourced employee relocation services and a provider of title and settlement services.

We intend to apply to have our common stock listed on the New York Stock Exchange under the symbol “H” in connection with for the distribution of our company’s common stock by Cendant Corporation.

We invite you to learn more about Realogy by reviewing the enclosed information statement. We look forward to our future as an independent, publicly traded company and to your support as a holder of Realogy common stock.

Sincerely,

Henry R. Silverman	Richard A. Smith
Chairman of the Board and Chief Executive Officer	Vice Chairman of the Board and President

Preliminary Information Statement

(Subject to Completion, Dated April 3, 2006)

Information Statement

Distribution of

Common Stock of

REALOGY CORPORATION

by

CENDANT CORPORATION

to Cendant Corporation Stockholders

This information statement is being furnished in connection with the distribution by Cendant Corporation to its stockholders of all of its shares of common stock of Realogy Corporation, a wholly owned subsidiary of Cendant that holds the assets and liabilities associated with Cendant’s Real Estate Services businesses. To implement the distribution, Cendant will distribute all of its shares of Realogy common stock on a pro rata basis to the holders of Cendant common stock. Each of you, as a holder of Cendant common stock, will receive one share of Realogy common stock for every four shares of Cendant common stock that you held at the close of business on                     , 2006, the record date for the distribution. The distribution will be effective as of                     , 2006. Immediately after the distribution is completed, Realogy will be an independent public company.

No vote of Cendant stockholders is required in connection with this distribution. We are not asking you for a proxy and you are requested not to send us a proxy. Cendant stockholders will not be required to pay any consideration for the shares of our common stock they receive in the distribution, and they will not be required to surrender or exchange shares of their Cendant common stock or take any other action in connection with the distribution.

All of the outstanding shares of our common stock are currently owned by Cendant. Accordingly, there currently is no public trading market for our common stock. We intend to file an application to list our common stock under the ticker symbol “H” on the New York Stock Exchange. Assuming that our common stock is approved for listing, we anticipate that a limited market, commonly known as a “when-issued” trading market, for our common stock will develop on or shortly before the record date for the distribution and will continue up to and including through the distribution date, and we anticipate that “regular-way” trading of our common stock will begin on the first trading day following the distribution date.

In reviewing this information statement, you should carefully consider the matters described under the caption “ Risk Factors” beginning on page 20 of this information statement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of any of the securities of Realogy Corporation, or determined whether this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is                     , 2006.

This information statement was first mailed to Cendant stockholders on or about                     , 2006.

TRADEMARKS AND SERVICE MARKS

We own or have rights to use the trademarks, service marks and trade names that we use in conjunction with the operation of our business. Some of the more important trademarks that we own or have rights to use that appear in this information statement include the CENTURY 21®, COLDWELL BANKER®, ERA®, THE CORCORAN GROUP®, COLDWELL BANKER COMMERCIAL® and SOTHEBY’S INTERNATIONAL REALTY® marks, which may be registered in the United States and other jurisdictions. Each trademark, trade name or service mark of any other company appearing in this information statement is owned by such company.

INDUSTRY DATA

This information statement includes industry and trade association data, forecasts and information that we have prepared based, in part, upon data, forecasts and information obtained from independent trade associations, industry publications and surveys and other information available to us. Some data is also based on our good faith estimates, which are derived from management’s knowledge of the industry and independent sources. The primary sources for third-party industry data and forecasts were The National Association of Realtors and other industry reports and articles. These third-party publications and surveys generally state that the information included therein is believed to have been obtained from sources believed to be reliable, and that the publications and surveys can give no assurance as to the accuracy or completeness of such information. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions on which such data is based. Similarly, we believe our internal research is reliable, even though such research has not been verified by any independent sources.

SUMMARY

This summary highlights selected information from this information statement relating to our company, our separation from Cendant and the distribution of our common stock by Cendant to its stockholders. For a more complete understanding of our business and the separation and distribution, you should carefully read the entire information statement.

Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement, including the combined financial statements of the Realogy businesses of Cendant, which are comprised of the assets and liabilities used in managing and operating the Real Estate Services businesses of Cendant, assumes the completion of all the transactions referred to in this information statement in connection with the separation and distribution. Except as otherwise indicated or unless the context otherwise requires, “Realogy Corporation,” “Realogy,” “we,” “us,” “our” and “our company” refer to Realogy Corporation and its combined subsidiaries and “Cendant Corporation” and “Cendant” refer to Cendant Corporation and its consolidated subsidiaries.

Our Company

We are one of the preeminent and most integrated providers of real estate and relocation services in the world. We operate in four segments: Real Estate Franchise Services, Company Owned Real Estate Brokerage Services, Relocation Services and Title and Settlement Services. Through our portfolio of leading brands and the broad range of services we offer, we have established our company as a leader in the residential real estate industry, with operations that are dispersed throughout the United States and around the world. We are the world’s largest real estate brokerage franchisor, the largest U.S. residential real estate brokerage firm, the largest U.S. provider and a leading global provider of outsourced employee relocation services and a provider of title and settlement services.

According to the National Association of Realtors (“NAR”), since 1985, the value of existing home sales in the U.S. has grown at a compounded annual growth rate (“CAGR”) of 10% per year to approximately $1.8 trillion in 2005. We believe that the value of existing home sales will continue to grow at a positive rate in future years. Furthermore, we believe that our strong brand recognition, our geographic diversity and our complementary real estate and relocation services position us to capitalize on this growth. In 2005, we had revenues of $7.1 billion, net income before interest (other than interest on secured obligations), income taxes, depreciation, amortization and minority interest, which we refer to as EBITDA, of $1.2 billion and net income of $627 million, each on an historical basis, representing a CAGR of 60%, 25% and 23%, respectively, since 2001. Assuming the separation was completed on January 1, 2005, we would have had pro forma net income of $504 million for 2005. See “Unaudited Historical and Pro Forma Financial Information” for our adjustments relating to incremental costs associated with operating as a separate public company. For a discussion of EBITDA and a reconciliation of EBITDA to net income see “Summary Historical and Unaudited Pro Forma Combined Financial Data,” included elsewhere in this information statement.

Real Estate Franchise Services.  We are a franchisor of five of the most recognized brands in the real estate industry. We have approximately 15,000 offices and 310,000 sales associates operating under our franchise brands in the U.S. and other countries and territories around the world, which includes over 1,000 of our company owned and operated brokerage offices. In the U.S. during 2005, we estimate, based on publicly available information, that brokers operating under one of our franchised brands represented the buyer and/or the seller in approximately one out of every four single family home sale transactions that involved a broker, and we believe we received approximately 25% of all brokerage commissions paid in such transactions. We believe that the geographic diversity of our franchisees reduces our risk of exposure to local or regional changes in the real estate market. In addition, we have over 5,000 franchisees, none of which represented more than 1% of our franchise royalties (other than our NRT Incorporated subsidiary, which operates our company owned brokerage operations). We believe this minimizes our exposure to any one franchisee. From 2001 to 2005, our franchise business revenues and EBITDA grew at a CAGR of 11% and 19%, respectively, driven both by organic growth of our real estate franchise systems as well as by the acquisition of new brands. Our franchise revenues include intercompany royalties paid by our company owned brokerage operations. In 2005, our real estate franchise business contributed 14% to our revenues and 63% to our EBITDA. Our real estate franchise brands are:

•	CENTURY 21®—one of the world’s largest residential real estate brokerage franchisors, with approximately 7,900 franchise offices and approximately 143,200 sales associates located in 42 countries and territories;

•	COLDWELL BANKER®—one of the world’s leading brands for the sale of million-dollar-plus homes and one of the largest residential real estate brokerage franchisors, with approximately 4,000 franchise and company owned offices and approximately 126,400 sales associates in the United States, Canada and 28 other countries and territories;

•	ERA®—a leading residential real estate brokerage franchisor, with approximately 2,800 franchise and company owned offices and approximately 36,600 sales associates located in 30 countries and territories;

•	SOTHEBY’S INTERNATIONAL REALTY®—a luxury real estate brokerage brand. In February 2004, we acquired from Sotheby’s Holdings, Inc. the brand’s company owned offices and the exclusive license for the rights to the Sotheby’s Realty and Sotheby’s International Realty trademarks. Since that time, we have grown the brand from 15 company owned offices to 220 franchise and company owned offices and approximately 5,100 sales associates in the United States and four other countries and territories; and

•	COLDWELL BANKER COMMERCIAL®—a leading commercial real estate brokerage franchisor. Our commercial franchise system has approximately 160 franchise offices and approximately 1,400 sales associates worldwide. The number of offices and sales associates in our commercial franchise system does not include our residential franchise and company owned brokerage offices and the sales associates who work out of those brokerage offices that also conduct commercial real estate brokerage transactions.

We derive substantially all of our real estate franchising revenues from royalty fees received under long-term (typically ten year) franchise agreements with our franchisees. The royalty fee is based on a percentage of the franchisees’ gross commission income that they earn from real estate transactions. Our franchisees pay us fees for the right to operate under one of our trademarks and to enjoy the benefits of the systems and tools provided by our real estate franchise operations. These fees enable us to enjoy stable, recurring revenue streams and high operating margins. In exchange, we provide our franchisees with world-class service and support that is designed to facilitate our franchisees in growing their business and increasing their revenue and profitability. We support our franchisees with dedicated national marketing and servicing programs, technology, training and education. We believe that one of our strengths is the strong relationships that we have with our franchisees, as evidenced by our 99% retention rate of franchisees during 2005.

Company Owned Real Estate Brokerage Services.  Through our subsidiary, NRT Incorporated (“NRT”), we own and operate a full-service real estate brokerage business in more than 35 of the largest metropolitan areas of the U.S. Our company owned real estate brokerage business operates under our franchised brands as well as proprietary brands that we own, but do not currently franchise to third parties, such as THE CORCORAN GROUP®. We have nearly 1,100 company owned brokerage offices, approximately 9,000 employees and over 64,000 independent contractor sales associates working with these company owned offices. From the date of Cendant’s acquisition of 100% of NRT in April 2002 through 2005, we acquired over 90 brokerage companies. Such acquisitions are part of our strategy and have been a substantial contributor to the growth of our company owned brokerage business. We believe that the geographic diversity of our company owned brokerage business could mitigate some of the impact of local or regional changes in the real estate market. From 2003 to 2005, our company owned real estate brokerage business revenues and EBITDA each grew at a CAGR of 15% which was driven both by organic growth of our owned real estate brokerage business as well as by acquisitions. In 2005, our company owned real estate brokerage business contributed 75% to our revenues and 21% to our EBITDA, and paid royalties to our real estate franchise services segment of $369 million.

Our company owned real estate brokerage business derives revenues primarily from sales commissions, which are received at the closing of real estate transactions, which we refer to as gross commission income. Sales commissions usually range from 5% to 7% of the home’s sale price. In transactions in which we act as a broker for solely the buyer or the seller, the seller’s broker typically instructs the closing agent to pay a portion of the sales commission to the broker for the buyer. In addition, as a full-service real estate brokerage company, in compliance with applicable laws and regulations, we actively promote the services of our relocation and title and settlement services businesses, as well as the products offered by PHH Home Loans, LLC, our home mortgage venture with PHH Corporation that is the exclusive recommended provider of mortgages for our real estate brokerage and relocation service customers. All mortgage loans originated by PHH Home Loans are sold to PHH or other third party investors, and PHH Home Loans does not hold any mortgage loans for investment purposes or perform servicing functions for any loans it originates. Accordingly, our home mortgage venture structure insulates us from mortgage servicing risk. We own 49.9% of PHH Home Loans and PHH Corporation owns the remaining 50.1%. As a result, our financial results only reflect our proportionate share of the venture’s results of operations which are recorded on the equity method.

Relocation Services.  Through our subsidiary, Cendant Mobility, which is expected to be renamed Cartus Corporation in May 2006, and which is referred to as Cartus in this information statement, we offer a broad range of world-class employee relocation services designed to manage all aspects of an employee’s move and facilitate a smooth transition in what otherwise may be a difficult process for that employee. We assist in over 120,000 relocations in over 140 countries annually for over 1,200 active clients including nearly two-thirds of the Fortune 50, as well as government agencies and membership organizations that offer their members discounted pricing on goods and services, which we refer to as affinity organizations. Our relocation services business operates in six global service centers on four continents and is the largest U.S. and a leading global provider of outsourced employee relocation services. From 2001 to 2005, our relocation services business revenues and EBITDA each grew at a CAGR of 3%. Our relocation services business is a driver of significant revenue to our other businesses because the clients of our relocation services business often utilize the services of our franchisees and company owned brokerage offices as well as our title and settlement services. In 2005, our relocation services business contributed 7% to our revenues and 11% to our EBITDA.

Our relocation services business primarily offers its clients employee relocation services such as home sale assistance, home finding and other destination services, expense processing, relocation policy counseling and other consulting services, arranging household moving services, visa and immigration support, intercultural and language training and group move management services. Clients pay a fee for the services performed and we also receive commissions from third-party service providers, such as real estate brokers and household goods moving service providers. The majority of our clients pay interest on home equity advances and reimburse all costs associated with our services, including, where required, repayment of home equity advances and reimbursement of losses on the sale of homes purchased. We believe we provide our relocation clients with exceptional service which leads to client retention. Our top 25 relocation clients have an average tenure of 15 years with us.

Title and Settlement Services.  In most real estate transactions, a buyer will choose, or will be required, to purchase title insurance that will protect the purchaser and/or the mortgage lender against loss or damage in the event that title is not transferred properly. Our title and settlement services business, which we refer to as Title Resource Group, assists with the closing of a real estate transaction by providing full-service title and settlement (i.e., closing and escrow) services to real estate companies and financial institutions. In addition, we are an underwriter of title insurance policies in connection with residential and commercial real estate transactions. Our title and settlement services business was formed in 2002 in conjunction with Cendant’s acquisition of 100% of NRT to take advantage of the nationwide geographic presence of our company owned brokerage and relocation services businesses. From 2003 to 2005, our title and settlement services EBITDA grew at a CAGR of 3%. In 2005, our title and settlement services business contributed 4% to our revenues and 5% to our EBITDA.

Our title and settlement services business earns revenues through fees charged in real estate transactions for rendering title and other settlement and non-settlement related services as well as a commission on each title insurance policy sold. We provide many of these services in connection with transactions in which our company owned real estate brokerage and relocation services businesses are participating. The majority of our title and settlement service operations are located in or around our company owned brokerage locations, and during 2005, approximately 50% of the customers of our company owned brokerage offices where we provide coverage also utilized our title and settlement services. Fees for escrow and closing services are generally separate and distinct from premiums paid for title insurance and other real estate services. Our title underwriter generally earns revenues through the collection of premiums on policies that it issues.

Our Strengths

We believe that the following competitive strengths differentiate us from our competitors:

•	Strong portfolio of leading real estate brands. Our brands are among the most well known and established real estate brokerage brands in the world. The strong image and familiarity of our brands attract potential real estate buyers and sellers to seek out brokers affiliated with our brands. We believe that brand recognition is important in the real estate business because home buyers and sellers are generally infrequent users of brokerage services and typically rely on reputation as well as word-of-mouth recommendations.

•	Significant scale and diversity. We believe that the strong presence of each of our businesses in their respective industries and the broad range of real estate and relocation services that we offer provide us with advantages in the residential real estate market relative to our competitors. We believe that our size and scale reduces our operational risk and improves our operating efficiencies, profit margins and service levels. We also believe that our size enables us to access capital at a relatively low cost to fund strategic acquisitions to grow our business, which has contributed to our revenues and returns over time.

•	Strong business model with stable cash flows. We believe that our established role as an intermediary in the home sale process and the integrated business model that we have developed enable us to achieve profitability and stable cash flows. Our franchise operations have a recurring revenue base, generate high profit margins and require relatively minimal capital investment. Our company owned brokerage business provides significant revenues through the payment of royalties to our real estate franchise business, while having a cost structure with a relatively large variable cost component, which allows us to maintain our overall margins. Our business model and strong cash flow allow us the flexibility to grow through multiple avenues and focus on the areas that will maximize our return on capital.

•

Revenue enhancing “value circle” among our complementary businesses.  Each one of our businesses, as well as our interest in PHH Home Loans, provides an opportunity to cross-sell additional services to a customer and capture revenue from the different service components associated with residential real estate transactions. For instance, through Cartus and the over 120,000 individual relocations that we manage annually, we are able to capture incremental business opportunities through cross-selling many of our related products and services throughout our company. In addition, we are growing our title and settlement services business by leveraging the strong geographic presence of our company owned brokerage business and franchisees and increasing the percentage of our customers that use our title and settlement services business. We refer to this ability to capture revenues on several aspects of a real estate transaction as our “value circle.” We believe that our value circle uniquely positions us to generate additional revenue growth opportunities in all of our businesses and enhance the customer’s overall experience.

•	Strong and experienced management team. Our executive officers have extensive experience in the real estate industry, which we believe is an essential component to our future growth as a stand-alone real estate and relocation services company. Our experienced senior management team combines a deep knowledge of the real estate markets, an understanding of industry trends and a proven ability to identify, effect and integrate acquisitions.

•	Innovative technology. We believe that we effectively use innovative technology to attract more customers, enhance sales associates’ productivity and improve our profitability. We believe that our continued use and marketing of innovative technology, together with our aggressive Internet search engine marketing campaign, assisted in generating over 78 million visitors to our company owned real estate brokerage websites during 2005.

Our Strategy

Our goal is to be the leading provider of a broad range of world-class real estate and relocation services to our customers while increasing revenues and profitability across all of our businesses. Our business strategy is focused on the following initiatives:

•	Expand and grow our real estate franchise business. We intend to grow our real estate franchise business by selling new franchises, establishing and/or purchasing new brands, assisting current franchisees with their acquisitions and helping franchisees recruit productive sales associates. According to NAR, approximately 50% of sales associates in the U.S. work at brokerages that are unaffiliated with a national or regional franchise system. We believe our franchise sales force can effectively market our franchise systems to these unaffiliated brokerages. We will also continue to expand our international presence through the sale of international master franchise rights and by providing consulting services to the international master franchisors to facilitate growth in each respective territory.

•	Effectively grow our company owned real estate brokerage business. We will continue to grow our company owned real estate brokerage business both organically and through strategic acquisitions. To grow our business organically, our management will focus on working with office managers to recruit, retain and develop effective sales associates that can successfully engage and earn fees from new clients. We also intend to selectively open new offices and monitor existing offices to reduce strorefront costs while increasing operating efficiency. We will continue to be opportunistic and identify and make acquisitions in markets where there is potential for growth or that otherwise serve our overall long-term strategy and goals.

•	Increase our relocation services client base and service offerings. We intend to grow our relocation services business through a combination of adding new clients, providing additional services to existing clients and providing new product offerings. We also will continue to be a leader in providing global relocation services in existing and growing markets where our clients are placing employees, by expanding our global network presence with third party agents. We believe our comprehensive suite of services enables us to meet all of our clients’ global relocation needs.

•	Expand our title and settlement services geographic coverage and capture rate. We intend to grow our title and settlement services business through the completion of additional acquisitions, increasing the number of title and settlement services offices that are located in or around our company owned brokerage offices and through entering into contracts and ventures with our franchisees that will enable them to participate in the title and settlement services business. We will also continue to provide exceptional service to increase capture rates of available business at our existing locations.

•	Utilize new technology. According to NAR, over 70% of all real estate purchasers currently use the Internet in their search for a new home. In addition, many potential new customers use the Internet to perform research on real estate brokers. Recognizing this trend, we are increasing the percentage of our advertising dollars that are spent on Internet based advertising relative to print ads and other traditional forms of advertising. In addition, we intend to continue to identify, acquire and market new technologies that will be more responsive to our customers’ needs and should help our sales associates to become more efficient and successful.

•	Increase cross-selling opportunities arising from the value circle. We will continue to take full advantage of our value circle and to increase revenues in all of our businesses by increasing our cross-selling opportunities. For example, we will seek to increase the percentage of successful referrals that our relocation services business makes to franchised and company owned brokerage offices through enhanced coordination as well as by maintaining a referral network that covers the entire United States.

The Separation

On October 23, 2005, the Board of Directors of Cendant preliminarily approved a plan to separate Cendant into four independent, publicly traded companies—one for each of Cendant’s Real Estate Services, Travel Distribution Services, Hospitality Services (including Timeshare Resorts) and Vehicle Rental businesses. The separation will occur through distributions to Cendant stockholders of all of the shares of common stock of three subsidiaries of Cendant that hold or will hold the assets and liabilities of the businesses other than the Vehicle Rental business which will remain after the distributions. Following each distribution, Cendant stockholders will own 100% of the common stock of the subsidiary being distributed. The distribution to Cendant stockholders of all of the shares of common stock of Realogy Corporation, a wholly owned subsidiary of Cendant that holds or will hold the assets and liabilities associated with Cendant’s Real Estate Services businesses, is expected to be the first in the series of distributions to effectuate the plan to separate Cendant into four companies. The second distribution is expected to be of Wyndham Worldwide Corporation (“Wyndham Worldwide”), the Cendant subsidiary that holds or will hold the assets and liabilities associated with Cendant’s Hospitality (including Timeshare Resorts) businesses and the third and final distribution is expected to be of the Cendant subsidiary that holds or will hold the assets and liabilities associated with Cendant’s Travel Distribution Services businesses (the “Travel Distribution Services company”). Following the final distribution, it is expected that Cendant will change its name to Avis Budget Group, Inc.

Before our separation from Cendant, we will enter into a Separation and Distribution Agreement and several other agreements with Cendant and Cendant’s other businesses to effect the separation and distribution and provide a framework for our relationships with Cendant and Cendant’s other businesses after the separation. These agreements will govern the relationships among us, Cendant, Wyndham Worldwide and the Travel Distribution Services company subsequent to the completion of the separation plan and provide for the allocation among us, Cendant, Wyndham Worldwide and the Travel Distribution Services company of Cendant’s assets, liabilities and obligations (including employee benefits and tax-related assets and liabilities) attributable to periods prior to our separation from Cendant. The Separation and Distribution Agreement, in particular, requires Realogy to assume certain of Cendant’s contingent corporate and other liabilities and establishes the amount of debt that each separated company will initially incur that will be used to repay Cendant’s corporate debt.

The announcement of the proposed separation plan indicated that the Cendant Board believes that the separation is the best way to unlock the full value of Cendant’s businesses in both the short and long term, which the Cendant Board does not believe has been fully recognized by the investment community. Cendant believes that the separation into four independent, publicly traded companies should not only enhance their strength, but will also improve each company’s strategic, operational and financial flexibility. Although there can be no assurance, Cendant believes that over time following the separation, the common stock of the separated companies should have a higher aggregate market value, on a fully distributed basis and assuming the same market conditions, than if Cendant were to remain under its current configuration. Cendant expects that such value increase in the common stock should enhance the value of equity-based compensation for the employees of the separated companies and should permit the separated companies to effect future acquisitions with their own common stock, in a manner that preserves capital with significantly less dilution of the existing stockholders’ interests than would occur by issuing pre-distribution Cendant common stock, in each case, resulting in a real and substantial benefit for the companies. Further, the Cendant Board believes that the separation should allow each separated company to maintain a sharper focus on its core business and growth opportunities, which should allow each separated company to be better able to make the changes to its business necessary for it to respond to the industry in which it operates. See “The Separation—Reasons for the Separation,” included elsewhere in this information statement.

The Cendant Board expects to receive an opinion from Evercore Group L.L.C. to the effect that, as of the date of such opinion, the distribution is fair, from a financial point of view, to the stockholders of Cendant. The Cendant Board also expects to receive an opinion from Duff & Phelps, LLC to the effect that Realogy and Cendant will each be solvent and adequately capitalized immediately after the distribution and that Cendant has sufficient surplus under Delaware law to declare the dividend of Realogy common stock.

The distribution of our common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. See “The Separation—Conditions to the Distribution,” included elsewhere in this information statement. Furthermore, we cannot provide any assurances that the distribution of either Wyndham Worldwide or the Travel Distribution Services company will be completed, nor can we provide information at this time with respect to the terms on which such other distributions will be consummated. The other distributions are subject to certain conditions precedent, including final approval of the Cendant Board.

We are a newly formed holding company that will, prior to the distribution, hold all of the assets and liabilities of Cendant’s Real Estate Services businesses as a result of an internal reorganization implemented by Cendant. Our headquarters is located at One Campus Drive, Parsippany, New Jersey 07054 and our general telephone number is (973) 496-6700. We maintain an Internet site at http://www.realogy.com. Our website and the information contained on that site, or connected to that site, are not incorporated by reference into this information statement.

Questions and Answers about Realogy and the Separation

Why is the separation of Realogy structured as a distribution?

Cendant believes that a tax-free distribution of shares of Realogy and the other Cendant businesses is a tax-efficient way to separate the companies in a manner that will create benefits and/or value for us and Cendant and long-term value for Cendant stockholders.

How will the separation of Realogy work?

The separation will be accomplished through a series of transactions in which the equity interests of the entities that hold all of the assets and liabilities of Cendant’s Real Estate Services businesses will be transferred to Realogy and the common stock of Realogy will be distributed by Cendant to its stockholders on a pro rata basis.

When will the distribution occur?	We expect that Cendant will distribute the shares of Realogy common stock on , 2006 to holders of record of Cendant common stock on , 2006, the record date.

What do stockholders need to do to participate in the distribution?

Nothing, but we urge you to read this entire document carefully. Stockholders who hold Cendant common stock as of the record date will not be required to take any action to receive Realogy common stock in the distribution. No stockholder approval of the distribution is required or sought. We are not asking you for a proxy and you are requested not to send us a proxy. You will not be required to make any payment, surrender or exchange your shares of Cendant common stock or take any other action to receive your shares of our common stock. If you own Cendant common stock as of the close of business on the record date, Cendant, with the assistance of Mellon Investor Services, the distribution agent, will electronically issue shares of our common stock to you or to your brokerage firm on your behalf by way of direct registration in book-entry form. Mellon Investor Services will mail you a book-entry account statement that reflects your shares of Realogy common stock, or your bank or brokerage firm will credit your account for the shares. If you sell shares of Cendant common stock in the “regular-way” market through the distribution date, you will be selling your right to receive shares of Realogy common stock in the distribution. Following the distribution, stockholders whose shares are held in book-entry form may request that their shares of Realogy common stock held in book-entry form be transferred to a brokerage or other account at any time, without charge.

Can Cendant decide to cancel the distribution of the common stock even if all the conditions have been met?

Yes. The distribution is subject to the satisfaction or waiver of certain conditions. See “The Separation—Conditions to the Distribution,” included elsewhere in this information statement. Cendant has the right to terminate the distribution, even if all of the conditions are satisfied, if at any time the Board of Directors of Cendant determines that the distribution is not in the best interests of Cendant and its stockholders or that market conditions are such that it is not advisable to separate the Real Estate Services business from Cendant.

Does Realogy plan to pay dividends?

The declaration and payment of any future dividends by us will be subject to the discretion of our Board of Directors and will depend upon many factors, including our financial condition, earnings, capital requirements of our operating subsidiaries, covenants associated with certain of our debt obligations, legal requirements, regulatory constraints and other factors deemed relevant by our Board.

Will Realogy have any debt?

Yes. In connection with the separation, Realogy expects to incur $2,175 million of debt. Our borrowing facilities are expected to consist of a $700 million term loan facility, an $800 million revolving credit facility and a $1,225 million interim loan facility. At or prior to the distribution, we intend to draw the entire amount of the term loan facility and the interim loan facility and $250 million of the revolving credit facility and will transfer this $2,175 million in proceeds to Cendant solely for the purpose of repaying certain indebtedness of Cendant. Historical Cendant debt has not been and will not be assigned to the Realogy businesses. The remaining availability under the revolving credit facility will be used to provide liquidity for ongoing working capital and for letters of credit issuance and other general corporate needs. We intend to replace the interim credit facility with permanent financing primarily through the issuance of debt securities.

Cartus, our relocation services subsidiary, has three pre-existing securitization programs to monetize certain relocation related assets. These programs will remain in place following the separation. As of December 31, 2005, $757 million was outstanding under these programs and $856 million of assets secured this indebtedness.

For additional information relating to our planned financing arrangements, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Description of Indebtedness” and “Description of Material Indebtedness” included elsewhere in this information statement.

What will the separation cost?

Cendant intends to incur pre-tax separation costs of approximately $990 million to $1,140 million. Over the 12 months following our separation the portion of these pre-tax costs expected to be recorded in our financial statements is approximately $105 million to $130 million. A majority of Realogy’s separation costs are expected to be non-cash.

What are the U.S. federal income tax consequences of the distribution to Cendant stockholders?

The distribution is conditioned upon Cendant’s receipt of an opinion of Skadden, Arps, Slate, Meagher & Flom LLP substantially to the effect that the distribution, together with certain related transactions, should qualify as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Internal Revenue Code of 1986, as amended (the “Code”). Assuming the distribution so qualifies, for U.S. federal income tax purposes, no gain or loss will be recognized by you, and no amount will be included in your income, upon the receipt of shares of our common stock pursuant to the distribution. You generally will recognize gain or loss with respect to any cash received in lieu of a fractional share of our common stock. See “The Separation—Certain U.S. Federal Income Tax Consequences of the Distribution,” included elsewhere in this information statement.

How will I determine the tax basis I will have in the Realogy shares I receive in the distribution?

Shortly after the distribution is completed, Cendant will provide United States taxpayers with information to enable them to compute their tax bases in both Cendant and Realogy shares and other information they will need to report their receipt of Realogy common stock on their 2006 U.S. federal income tax returns as a tax-free transaction. Generally, your aggregate tax basis in the stock you hold in Cendant and Realogy shares received in the distribution (including any fractional share interest in Realogy common stock for which cash is received) will equal your tax basis in your Cendant common stock immediately before the distribution, allocated between the Cendant common stock and Realogy common stock (including any fractional share interest of Realogy common stock for which cash is received) in proportion to their relative fair market values on the date of the distribution.

You should consult your tax advisor about the particular consequences of the distribution to you, including the application of state, local and foreign tax laws.

What will the relationships between Cendant and Realogy be following the separation?

Before the separation, we will enter into a Separation and Distribution Agreement and several other agreements with Cendant and Cendant’s other businesses to effect the separation and provide a framework for our relationships with Cendant and Cendant’s other businesses after the separation. These agreements will govern the relationships among us, Cendant, Wyndham Worldwide and the Travel Distribution Services company subsequent to the completion of the separation plan and provide for the allocation among us, Cendant, Wyndham Worldwide and the Travel Distribution Services company of Cendant’s assets, liabilities and obligations (including employee benefits and tax-related assets and liabilities) attributable to periods prior to our separation from Cendant. The Separation and Distribution Agreement, in particular, requires Realogy to assume certain of Cendant’s contingent and other corporate liabilities and establishes the amount of the debt that each separated company will initially incur to repay Cendant’s corporate debt. We cannot assure you that these agreements will be on terms as favorable to us as agreements with independent third parties. See “Certain Relationships and Related Party Transactions,” included elsewhere in this information statement.

Our Chairman of the Board and Chief Executive Officer will continue to serve as Cendant’s Chairman of the Board and Chief Executive Officer until the distributions of both Wyndham Worldwide and the Travel Distribution Services company have been completed. One of our independent directors is expected to serve as a director of the Travel Distribution Services company following its separation from

Cendant. In addition, five of our independent directors will continue to serve as directors of Cendant until the completion of Cendant’s separation plan.

Will I receive physical certificates representing shares of Realogy common stock following the separation?

No. Following the separation, neither Cendant nor Realogy will be issuing physical certificates representing shares of Realogy common stock. Instead, Cendant, with the assistance of Mellon Investor Services, the distribution agent, will electronically issue shares of our common stock to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. Mellon Investor Services will mail you a book-entry account statement that reflects your shares of Realogy common stock, or your bank or brokerage firm will credit your account for the shares. A benefit of issuing stock electronically in book-entry form is that there will be none of the physical handling and safekeeping responsibilities that are inherent in owning physical stock certificates.

What if I want to sell my Cendant common stock or my Realogy common stock?

You should consult with your financial advisors, such as your stockbroker, bank or tax advisor. Neither Cendant nor Realogy makes any recommendations on the purchase, retention or sale of shares of Cendant common stock or the Realogy common stock to be distributed.

If you decide to sell any shares before the distribution, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your Cendant common stock or the Realogy common stock you will receive in the distribution or both.

Where will I be able to trade shares of Realogy common stock?

There is not currently a public market for our common stock. We intend to apply to list our common stock on the New York Stock Exchange, or NYSE, under the symbol “H.” We anticipate that trading in shares of our common stock will begin on a “when-issued” basis on or shortly before the record date and will continue through the distribution date and that “regular-way” trading in shares of our common stock will begin on the first trading day following the distribution date. If trading begins on a “when-issued” basis, you may purchase or sell our common stock up to and including through the distribution date, but your transaction will not settle until after the distribution date. We cannot predict the trading prices for our common stock before, on or after the distribution date.

Will the number of Cendant shares I own change as a result of the distribution?

No. The number of shares of Cendant common stock you own will not change as a result of the distribution. However, it is anticipated that Cendant will seek to effect a reverse stock split after the completion of the distributions of both Wyndham Worldwide and the Travel Distribution Services company.

What will happen to the listing of Cendant common stock?

Nothing. It is expected that after the distribution of Realogy common stock, Cendant common stock will continue to be traded on the NYSE under the symbol “CD.” After the final distribution, which, at this time, is expected to be of the Travel Distribution Services company,

Cendant, which will comprise the Vehicle Rental business, is expected to change its name to Avis Budget Group, Inc. and its trading symbol to “CAR,” and the Cendant name and trading symbol are expected to be retired.

Will the distribution affect the market price of my Cendant shares?

Yes. As a result of the distribution, we expect the trading price of shares of Cendant common stock immediately following the distribution to be lower than immediately prior to the distribution because the trading price will no longer reflect the value of the Real Estate Services businesses. Furthermore, until the market has fully analyzed the value of Cendant without the Real Estate Services businesses, the price of Cendant shares may fluctuate significantly. In addition, although Cendant believes that over time following the separation, the common stock of the separated companies should have a higher aggregate market value, on a fully distributed basis and assuming the same market conditions, than if Cendant were to remain under its current configuration, there can be no assurance, and thus the combined trading prices of Cendant common stock and Realogy common stock after the distribution may be equal to or less than the trading price of shares of Cendant common stock before the distribution.

Are there risks to owning Realogy common stock?

Yes. Our business is subject to both general and specific risks relating to our business, our leverage, our relationship with Cendant and our being a separate publicly traded company. Our business is also subject to risks relating to the separation. These risks are described in the “Risk Factors” section of this information statement beginning on page 20. We encourage you to read that section carefully.

Where can Cendant stockholders get more information?	Before the separation, if you have any questions relating to the separation, you should contact:

Cendant Corporation
Investor Relations
9 West 57th Street
New York, New York 10019
Tel: (212) 413-1800
Fax: (212) 413-1909
www.cendant.com

After the separation, if you have any questions relating to our common stock, you should contact:

Realogy Corporation
Investor Relations
1 Campus Drive
Parsippany, New Jersey 07054
Tel: (973) 496-6700
Fax: (973) 496-6799
www.realogy.com

The Separation

The following is a summary of the material terms of the separation and other related transactions.

Distributing company	Cendant Corporation. After the distribution, Cendant will not own any shares of our common stock.

Distributed company

Realogy Corporation, a Delaware corporation and a wholly owned subsidiary of Cendant that was formed to hold all of the assets and liabilities of Cendant’s Real Estate Services businesses. After the distribution, Realogy will be an independent public company. However, our Chairman of the Board and Chief Executive Officer will continue to serve as Chairman of the Board and Chief Executive Officer of Cendant until the completion of the separation plan.

Distribution ratio

Each holder of Cendant common stock will receive one share of our common stock for every four shares of Cendant common stock held on                     , 2006. Cash will be distributed in lieu of fractional shares, as described below.

Distributed securities

All of the shares of Realogy common stock owned by Cendant, which will be 100% of our common stock outstanding immediately prior to the distribution. Based on the approximately 1 billion shares of Cendant common stock outstanding on March 24, 2006, and the distribution ratio of one share of Realogy common stock for every four shares of Cendant common stock, approximately 250 million shares of our common stock will be distributed to Cendant stockholders. The number of shares that Cendant will distribute to its stockholders will be reduced to the extent that cash payments are to be made in lieu of the issuance of fractional shares of our common stock.

Fractional shares

Cendant will not distribute any fractional shares of our common stock to its stockholders. Instead, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds of the sales pro rata to each holder who otherwise would have been entitled to receive a fractional share in the distribution. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares. The receipt of cash in lieu of fractional shares generally will be taxable to the recipient stockholders as described in “The Distribution—Certain U.S. Federal Income Tax Consequences of the Distribution,” included elsewhere in this information statement.

Record date	The record date for the distribution is the close of business on , 2006.

Distribution date	The distribution date is , 2006.

Distribution

On the distribution date, Cendant, with the assistance of Mellon Investor Services, the distribution agent, will electronically issue shares of our common stock to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. You will not be required to make any payment, surrender or exchange your shares of Cendant common stock or take any other action to receive your shares of our common stock. If you sell shares of Cendant common stock in the “regular-way” market through the distribution date, you will be selling your right to receive shares of Realogy common stock in the distribution. Registered stockholders will receive additional information from the distribution agent shortly after the distribution date. Following the distribution, stockholders whose shares are held in book-entry form may request that their shares of Realogy common stock be transferred to a brokerage or other account at any time, without charge. Beneficial stockholders that hold shares through brokerage firms will receive additional information from their brokerage firms shortly after the distribution date.

Conditions to the distribution

The distribution of our common stock is subject to the satisfaction or, if permissible under the Separation and Distribution Agreement, waiver by Cendant of the following conditions, among other conditions described in this information statement:

•	the Securities and Exchange Commission (“SEC”) shall have declared effective our registration statement on Form 10, of which this information statement is a part, under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and no stop order relating to the registration statement is in effect;

•	all permits, registrations and consents required under the securities or blue sky laws of states or other political subdivisions of the United States or of other foreign jurisdictions in connection with the distribution shall have been received;

•	Cendant has received a legal opinion of Skadden, Arps, Slate, Meagher & Flom LLP substantially to the effect that the distribution together with certain related transactions, should qualify as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code;

•	our entry into various new debt facilities with a syndicate of financial institutions as described in “Description of Material Indebtedness,” included elsewhere in this information statement;

•	the listing of our common stock on the NYSE shall have been approved, subject to official notice of issuance;

•	the Cendant Board shall have received opinions from Duff & Phelps, LLC to the effect that we and Cendant will each be solvent and adequately capitalized immediately after the distribution and that Cendant has sufficient surplus under Delaware law to declare the dividend of Realogy common stock;

•	the Cendant Board shall have received an opinion from Evercore Group L.L.C. to the effect that, as of the date of such opinion, the distribution is fair, from a financial point of view to the stockholders of Cendant;

•	any material government approvals and other consents necessary to consummate the distribution shall have been received;

•	the securitization programs associated with our relocation business shall have been amended to permit our separation from Cendant; and

•	no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the transactions related thereto, including the transfers of assets and liabilities contemplated by the Separation and Distribution Agreement, shall be in effect.

The fulfillment of these conditions does not create any obligation on Cendant’s part to effect the distribution, and the Cendant Board has reserved the right, in its sole discretion, to amend, modify or abandon the distribution and related transactions at any time prior to the distribution date. Cendant has the right not to complete the distribution if, at any time, the Cendant Board determines, in its sole discretion, that the distribution is not in the best interests of Cendant or its stockholders or that market conditions are such that it is not advisable to separate the Real Estate Services businesses from Cendant.

Stock exchange listing

We intend to file an application to list our shares of common stock on the NYSE under the ticker symbol “H.” We anticipate that on or prior to the record date for the distribution, trading of shares of our common stock will begin on a “when-issued” basis and will continue up to and including through the distribution date. See “The Separation—Trading Between the Record Date and Distribution Date,” included elsewhere in this information statement.

After Cendant’s final distribution, Cendant, which is expected to comprise the Vehicle Rental business, is expected to change its name to Avis Budget Group, Inc. and its trading symbol to “CAR,” and the Cendant name and trading symbol are expected to be retired.

Transfer agent	Mellon Investor Services LLC
480 Washington Boulevard
Jersey City, New Jersey 07310
Telephone: (800) 589-9469

Incurrence of debt

In connection with the separation and distribution, we expect to incur $2,175 million of debt. Our borrowing facilities are expected to consist of a $700 million term loan facility, an $800 million revolving credit facility and a $1,225 million interim loan facility. At or prior to the distribution, we intend to draw the entire amount of the term loan facility and the interim loan facility and $250 million of the revolving credit facility and will transfer this $2,175 million to Cendant solely for the purpose of repaying certain indebtedness of Cendant. The remaining availability under the revolving credit facility will be used to provide liquidity for ongoing working capital and for letters of credit issuance and other general corporate needs.

After the completion of the distribution, we expect to have $550 million of unused revolving credit availability, and we intend to replace the interim credit facility with $1,225 million of permanent financing primarily through the issuance of debt securities.

For additional information relating to our planned financing arrangements, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Description of Indebtedness” and “Description of Material Indebtedness,” included elsewhere in this information statement.

Risks relating to ownership of our common stock and the distribution

Our business is subject to both general and specific risks relating to our business, our leverage, our relationship with Cendant and our being a separate publicly traded company. Our business is also subject to risks relating to the separation. You should read carefully “Risk Factors,” beginning on page 20 in this information statement.

Tax considerations

Assuming the distribution, together with certain related transactions, qualifies as a reorganization for U.S. federal income tax purposes under Section 368(a)(1)(D) and 355 of the Code, no gain or loss will be recognized by a stockholder, and no amount will be included in the income of a stockholder, upon the receipt of shares of our common stock pursuant to the distribution. However, a stockholder will generally recognize gain or loss with respect to any cash received in lieu of a fractional share of our common stock as described in “The Separation—Certain U.S. Federal Income Tax Consequences of the Distribution,” included elsewhere in this information statement.

Certain Agreements with Cendant

Before the distribution, we will enter into a Separation and Distribution Agreement and several other agreements with Cendant and Cendant’s other businesses to effect the separation and distribution and provide a framework for our relationships with Cendant and Cendant’s other businesses after the separation. These agreements will govern the relationships among us, Cendant, Wyndham Worldwide and the Travel Distribution Services company subsequent to the completion of the separation plan and provide for the allocation among us, Cendant, Wyndham Worldwide and the Travel Distribution Services company of Cendant’s assets, liabilities and obligations (including employee benefits and tax-related assets and liabilities) attributable to periods prior to our separation from Cendant. The Separation and Distribution Agreement, in particular, requires Realogy to assume certain of Cendant’s contingent and other corporate liabilities and establishes the amount of the debt that each separated company will initially incur to repay Cendant’s corporate debt. For a discussion of these arrangements, see “Certain Relationships and Related Party Transactions,” included elsewhere in this information statement.

Summary Historical and Unaudited Pro Forma Combined Financial Data

The following table presents our summary historical and unaudited pro forma combined financial data, as well as certain operating statistics. The combined statement of income data for each of the years in the three-year period ended December 31, 2005 and the combined balance sheet data as of December 31, 2005 and 2004 have been derived from our audited combined financial statements included elsewhere herein. The combined balance sheet data as of December 31, 2003 is derived from our unaudited combined financial statements and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth herein.

The unaudited pro forma combined financial data have been derived from our historical combined financial statements and adjusted to give effect to the following transactions:

•	the formation of Realogy and a contribution of all the assets and liabilities, including the entities holding substantially all of the assets and liabilities, of Cendant’s real estate services business,

•	the planned distribution of our common stock to Cendant stockholders by Cendant (assuming a four to one distribution ratio) and the related transfer of certain corporate assets and liabilities (for which we are expected to assume approximately 50%) to us from Cendant (including those relating to unresolved tax and legal matters, which may not be resolved for several years),

•	$2,175 million of planned borrowings under a term loan facility, an interim loan facility and a revolving credit facility we expect to enter into prior to our separation from Cendant,

•	the funding of $14 million of estimated financing costs expected to be incurred in connection with the above planned borrowings,

•	estimated incremental costs associated with operating as a separate public company,

•	estimated incremental interest expense associated with the planned borrowings, which is calculated using current rates in effect since such borrowings are not yet committed, and

•	the expected transfer of $2,175 million to Cendant, representing the proceeds received in connection with the above planned borrowings.

The unaudited pro forma combined balance sheet data assumes that the distribution and related transactions occurred on December 31, 2005 and the unaudited pro forma combined statement of income data assumes that the distribution and related transactions occurred on January 1, 2005. The pro forma adjustments are based upon available information and assumptions that we believe are reasonable; however, such adjustments are subject to change based upon the finalization of the terms of the separation and the underlying separation agreements.

The unaudited pro forma condensed combined statement of income does not reflect certain pre-tax charges (which are currently estimated to be in the range of $120 million to $155 million) that are either non-recurring or are not directly attributable to the separation, which will impact net income within the 12 months following the transaction, the majority of which will be non-cash. Included within such range is (i) an estimate of $40 million to $50 million relating to the acceleration of certain Cendant equity awards and (ii) an estimate of $15 million to $25 million relating to restructuring activities to be undertaken in 2006, which are expected to benefit future periods (of which $10 million to $20 million relates to our real estate brokerage business). Additionally, the unaudited pro forma condensed combined statement of income does not reflect any expenses associated with liabilities that may be required to be established for guarantees we expect to provide to Cendant in connection with the separation.

The unaudited pro forma condensed combined balance sheet does not reflect liabilities that may be required to be established in connection with guarantees we expect to provide to Cendant in connection with the separation. Any such liabilities, which could be material, will reflect the fair value of the guarantees, which is currently being determined. Upon determination of the fair values, we expect to increase pro forma liabilities by such amount with a corresponding decrease to pro forma invested equity.

	Pro Forma	As of or For the Year Ended December 31,
	2005	2005	2004	2003
	(In millions, except operating statistics)
Statement of Income Data:
Net revenue	$7,139	$7,139	$6,549	$5,532
Total expenses	6,304	6,101	5,548	4,672

Income before income taxes and minority interest	$835	$1,038	$1,001	$860

Net income	$504	$627	$618	$569

EBITDA(a)	1,107	1,167	1,115	932

Balance Sheet Data:
Secured assets(b)	$856	$856	$497	$485
Total assets	5,643	5,439	5,015	4,769
Secured obligations	757	757	400	400
Invested equity	1,346	3,567	3,552	2,973

Operating Statistics:
Real Estate Franchise Services(c)
Closed homesale sides(d)		1,848,000	1,814,165	1,686,434
Average homesale price(e)		$224,486	$197,547	$175,347
Average homesale brokerage commission rate(f)		2.51%	2.56%	2.62%
Net effective royalty rate(g)		4.69%	4.69%	4.77%
Royalty per side(h)		$271	$247	$228

Company Owned Real Estate Brokerage Services(i)
Closed homesale sides(d)		468,248	488,658	476,627
Average homesale price(e)		$470,538	$407,757	$341,050
Average homesale brokerage commission rate(f)		2.49%	2.53%	2.58%
Gross commission income per side(j)		$12,100	$10,635	$9,036

Relocation Services
Initiations(k)		121,717	115,516	111,184
Referrals(l)		91,787	89,416	82,942

Title and Settlement Services
Purchase title and closing units(m)		148,316	144,699	143,827
Refinance title and closing units(n)		51,903	55,909	117,674
Average price per closing unit(o)		$1,384	$1,262	$1,033

(a)	Represents net income before depreciation and amortization, interest expense (other than interest expense relating to secured obligations), income taxes and minority interest, each of which is presented on the accompanying Combined Statements of Income. We believe that EBITDA is useful as a supplemental measure in evaluating the aggregate performance of our operating businesses and provides greater transparency into our combined results of operations. EBITDA is the measure that is used by our management, including our chief operating decision maker, to perform such evaluation, and it is a factor in measuring compliance with debt covenants relating to secured borrowing arrangements within our relocation business. EBITDA should not be considered in isolation or as a substitute for net income or other income statement data prepared in accordance with generally accepted accounting principles and our presentation of EBITDA may not be comparable to similarly titled measures used by other companies.
(b)	Represents the portion of relocation receivables and advances, relocation properties held for sale and other related assets that collateralize our secured obligations. Refer to Note 9 to the Combined Financial Statements for further information.

Provided below is a reconciliation of EBITDA to income before income taxes and minority interest for 2005 on a pro forma basis and each of years in the three year period ended December 31, 2005.

	Pro Forma
	2005	2005	2004	2003
EBITDA	$1,107	$1,167	$1,115	$932
Less: Depreciation and amortization	142	136	120	110
Interest income, net	130	(7)	(6)	(38)

Income before income taxes and minority interest	835	1,038	1,001	860
Less: Provision for income taxes	328	408	379	285
Minority interest, net of tax	3	3	4	6

Net income	$504	$627	$618	$569

(c)	Real Estate Franchise amounts include only those amounts related to our third-party franchisees and do not include amounts related to the Company Owned Real Estate Brokerage Services segment.
(d)	A closed homesale side represents either the “buy” side or the “sell” side of a homesale transaction.
(e)	Represents the average selling price of closed homesale transactions.
(f)	Represents the average commission rate earned on either the “buy” side or “sell” side of a homesale transaction. Although our average homesale brokerage commission rate has moderated, the resultant impact has been offset by higher home sale prices and an increase in homesale volume.
(g)	Represents the average percentage of our franchisees’ commission revenues (excluding NRT) paid to our Real Estate Franchise Services segment as a royalty. Our net effective royalty rate continued to decline due to the fact that our larger franchisees earn greater volume incentives, which are provided in proportion to the gross commission income earned by the franchisee.
(h)	Represents net domestic royalties earned from our franchisees (excluding NRT) divided by the total number of our franchisees’ closed homesale sides.
(i)	Our real estate brokerage business has a significant concentration of offices and transactions in geographic regions where home prices are at the higher end of the U.S. real estate market, particularly the east and west coasts. The real estate franchise business has franchised offices that are more widely dispersed across the United States than our real estate brokerage operations. Accordingly, operating results and homesale statistics may differ between our brokerage and franchise businesses based upon geographic presence and the corresponding homesale activity in each geographic region.
(j)	Represents gross commission income divided by closed homesale sides.
(k)	Represents the total number of transferees served by the relocation services business.
(l)	Represents the number of referrals from which we received revenue from real estate brokers.
(m)	Represents the number of title and closing units processed as a result of a home purchases.
(n)	Represents the number of title and closing units processed as a result of homeowners refinancing their home loans.
(o)	Represents the average fee we earn on purchase title and refinancing title units.

RISK FACTORS

You should carefully consider each of the following risk factors and all of the other information set forth in this information statement. The risk factors generally have been separated into three groups: (i) risks relating to our business, (ii) risks relating to the separation and (iii) risks relating to our common stock. Based on the information currently known to us, we believe that the following information identifies the most significant risk factors affecting our company in each of these categories of risks. However, the risks and uncertainties our company faces are not limited to those set forth in the risk factors described below. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. In addition, past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods.

If any of the following risks and uncertainties develops into actual events, these events could have a material adverse effect on our business, financial condition or results of operations. In such case, the trading price of our common stock could decline.

Risks Relating to Our Business

Adverse developments in general business, economic and political conditions could have a material adverse effect on our financial condition and our results of operations.

Our business and operations are sensitive to general business and economic conditions in the United States and worldwide. These conditions include short-term and long-term interest rates, inflation, fluctuations in debt and equity capital markets and the general condition of the U.S. and world economy.

A host of factors beyond our control could cause fluctuations in these conditions, including the political environment and acts or threats of war or terrorism. Adverse developments in these general business and economic conditions, including through recession, downturn or otherwise, could have a material adverse effect on our financial condition and our results of operations.

Our business is significantly affected by the monetary policies of the federal government and its agencies. We are particularly affected by the policies of the Federal Reserve Board, which regulates the supply of money and credit in the United States. The Federal Reserve Board’s policies affect the real estate market through its effect on interest rates as well as the pricing on our interest-earning assets and the cost of our interest-bearing liabilities. Changes in these policies are beyond our control, are difficult to predict and could have a material adverse effect on our business, results of operations and financial condition.

A decline in the number of home sales and/or prices could adversely affect our revenues and profitability.

In recent years, based on information published by NAR, existing home sales volumes have risen to their highest levels in history. NAR and the Federal National Mortgage Association, or Fannie Mae, are forecasting, as of March 2006, 6% and 9% decreases, respectively, in the number of existing home sales during 2006 compared to 2005. The residential real estate market tends to be cyclical and typically is affected by changes in general economic conditions which are beyond our control. Any of the following could have a material adverse effect on our business by causing a general decline in the number of home sales and/or prices which, in turn, could adversely affect our revenues and profitability:

•	periods of economic slowdown or recession;

•	rising interest rates and general availability of mortgage financing;

•	adverse changes in local or regional economic conditions;

•	a decrease in the affordability of homes;

•	local, state and federal government regulation;

•	shifts in populations away from the markets that we or our franchisees serve;

•	tax law changes, including potential limits or elimination of the deductibility of certain mortgage interest expense, the application of the alternative minimum tax, real property taxes and employee relocation expenses;

•	decreasing home ownership rates;

•	declining demand for real estate; and/or

•	acts of God, such as hurricanes, earthquakes and other natural disasters.

A sustained decline in existing home sales, and any resulting sustained decline in home prices, could adversely affect our results of operations by reducing the royalties we receive from our franchisees and company owned brokerages, reducing the commissions our company owned brokerage operations earn, reducing the demand for our title and settlement services, reducing the referral fees earned by our relocation services business and increasing the risk that our relocation services business will suffer losses in the sale of homes relating to its “at risk” home sale service contracts (i.e., where we purchase the transferring employee’s home and assume the risk of loss in the resale of such home).

Competition in the residential real estate and relocation business is intense and may adversely affect our financial performance.

Competition in the residential real estate services business is intense. As a real estate brokerage franchisor, our products are our brand names and the support services we provide to our franchisees. Competition among national brand franchisors in the real estate brokerage industry to grow their franchise systems is intense. Upon the expiration of a franchise agreement, a franchisee may choose to franchise with one of our competitors or operate as an independent broker. Competitors may offer franchisees whose franchise agreements are expiring similar products and services at rates that are lower than we charge. Our largest national competitors in this industry include Prudential, GMAC Real Estate and RE/MAX real estate brokerage brands. Some of these companies may have greater financial resources than we do, including greater marketing and technology budgets. Regional and local franchisors provide additional competitive pressure in certain areas. We believe that competition for the sale of franchises is based principally upon the perceived value and quality of the brand and services, the nature of those services offered to franchisees and the fees the franchisees must pay. To remain competitive in the sale of franchises and to retain our existing franchisees, we may have to reduce the fees we charge our franchisees to be competitive with those charged by competitors, which may accelerate if market conditions deteriorate. Our franchisees are generally in intense competition with franchisees of other systems and independent real estate brokers. Our revenue will vary directly with our franchisees’ revenue, but is not directly dependent upon our franchisees’ profitability. If competition results in lower average brokerage commission rates or lower sales volume by our franchisees, our revenues will be affected adversely.

Our company owned brokerage business, like that of our franchisees, is generally in intense competition with franchisees of other systems, independent real estate brokerages, owner-operated chains and, in certain markets, our franchisees. We face competition from large regional brokerage firms as well as local brokerage firms, but such competition is limited to the markets in which such competitors operate. Competition is particularly severe in the densely populated metropolitan areas in which we compete. In addition, the real estate brokerage industry has minimal barriers to entry for new participants, including participants pursuing non-traditional methods of marketing real estate, such as Internet-based brokerage. Real estate brokers compete for sales and marketing business primarily on the basis of services offered, reputation, personal contacts and brokerage commission. As with our real estate franchise business, a decrease in the average brokerage commission rate may adversely affect our revenues. We also compete for the services of qualified licensed sales associates. Such competition could reduce the commission amounts retained by our company after giving effect to the split with sales associates and possibly increase the amounts that we spend on marketing.

In our relocation services business, we compete with global and regional outsourced relocation service providers, human resource outsourcing companies and international accounting firms. These human resource outsourcing companies may own or have relationships with other relocation companies. For example, Hewitt Associates, a large human resource outsourcing company, owns its own relocation company. Other human resource outsourcing companies may be seeking to acquire relocation companies or develop preferred relationships with one of our competitors. The larger outsourced relocation service providers that we compete with include Prudential Real Estate and Relocation Services, Inc., Sirva, Inc. and Weichert Relocation Resources, Inc.

The title and settlement services industry is highly competitive and fragmented. The number and size of competing companies vary in the different areas in which we conduct business. We compete directly with title insurers, title agents and other vendor management companies. While we are an agent for some of the large title insurers, we also compete with the owned agency operations of these insurers. Competition among underwriters of title insurance policies is much less fragmented, although also very intense. According to the American Land Title Association’s 2005 market share data, the top five title insurance companies accounted for a significant share of total industry net premiums collected in 2005, while more than 40 additional independent title insurance companies also provide a competitive presence.

Several of our businesses are highly regulated and any failure to comply with such regulations or any changes in such regulations could adversely affect our business.

Several of our businesses are highly regulated. The sale of franchises is regulated by various state laws as well as by the Federal Trade Commission (“FTC”). The FTC requires that franchisors make extensive disclosure to prospective franchisees but does not require registration. A number of states require registration or disclosure in connection with franchise offers and sales. In addition, several states have “franchise relationship laws” or “business opportunity laws” that limit the ability of franchisors to terminate franchise agreements or to withhold consent to the renewal or transfer of these agreements. While we believe that our franchising operations are in compliance with such existing regulations, we cannot predict the effect any existing or future legislation or regulation may have on our business operation or financial condition.

Our real estate brokerage business must comply with the requirements governing the licensing and conduct of real estate brokerage and brokerage-related businesses in the jurisdictions in which we do business. These laws and regulations contain general standards for and prohibitions on the conduct of real estate brokers and sales associates, including those relating to licensing of brokers and sales associates, fiduciary and agency duties, administration of trust funds, collection of commissions, advertising and consumer disclosures. Under state law, our real estate brokers have the duty to supervise and are responsible for the conduct of their brokerage business.

Our company owned real estate brokerage business, our relocation business, our title and settlement service business and the businesses of our franchisees (excluding commercial brokerage transactions) must comply with the Real Estate Settlement Procedures Act (“RESPA”). RESPA and comparable state statutes, among other things, restrict payments which real estate brokers, agents and other settlement service providers may receive for the referral of business to other settlement service providers in connection with the closing of real estate transactions. Such laws may to some extent restrict preferred vendor arrangements involving our franchisees and our company owned brokerage business. Additionally, as noted above, our title and settlement services and relocation businesses must comply with RESPA and similar state insurance and other laws. RESPA and similar state laws require timely disclosure of certain relationships or financial interests that a broker has with providers of real estate settlement services.

There is a risk that we could be adversely affected by current laws, regulations or interpretations or that more restrictive laws, regulations or interpretations will be adopted in the future that could make compliance more difficult or expensive. There is also a risk that a change in current laws could adversely affect our business. In September 2005, the Justice Department filed a lawsuit against NAR, of which sales associates associated with our company owned brokerage companies and franchisees are members, asserting that certain adopted rules regarding the sharing of online property listings between real estate brokers in the marketplace are anticompetitive. The Justice Department contends that the rules discriminate against Internet-based brokers. If NAR is forced to change its rules regarding the sharing and display of online property listings, various changes in the marketplace could occur, including a loss of control over the distribution of our listings data, an increase in referral fees, and/or other changes.

In 2002, Senator Charles Grassley (R-Iowa) began an inquiry into government agency spending on employee relocation programs. His concerns were prompted by several high profile, high cost government employee relocations. The Senator’s focus has been on relocation data management, relocation oversight, policy design and cost containment by the U.S. General Services Administration and the U.S. Office of Management and Budget. As one of the seven larger relocation service providers to the U.S. government, Cartus, our relocation services subsidiary, has been active in providing Senator Grassley’s staff with information and data on government relocation spending and meeting with the Senator and his staff. Cartus has been actively represented on the Government-wide Relocation Advisory Board (the “Advisory Board”), which was established to provide constructive solutions to the U.S. General Services Administration. The Advisory Board recently issued its recommendations which are currently under consideration by the U.S. General Services Administration, the Office of Management and Budget and the U.S. Office of Personnel Management. Any possible financial impact on Cartus of Senator Grassley’s inquiry is not yet clear. Further, it is not clear whether some or all of the Advisory Board recommendations will be adopted, and what, if any, financial impact they will have on Cartus.

In addition, regulatory authorities have relatively broad discretion to grant, renew and revoke licenses and approvals and to implement regulations. Accordingly, such regulatory authorities could prevent or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us if our practices were found not to comply with the then current regulatory or licensing requirements or any interpretation of such requirements by the regulatory authority. Our failure to comply with any of these requirements or interpretations could have a material adverse effect on our operations.

Our title and settlement services and relocation businesses are also subject to various federal, state and local governmental statutes and regulations, including RESPA. In particular, our title insurance business is subject to regulation by insurance and other regulatory authorities in each state in which we provide title insurance. State regulations may impede or impose burdensome conditions on our ability to take actions that we may want to take to enhance our operating results. In addition, RESPA and comparable state statutes restrict payments which title and settlement services companies and relocation services companies may receive in connection with their services. We cannot assure you that future legislative or regulatory changes will not adversely affect our business operations.

We are also, to a lesser extent, subject to various other rules and regulations such as:

•	the Gramm-Leach-Bliley Act which governs the disclosure and safeguarding of consumer financial information;

•	various state and federal privacy laws;

•	the USA PATRIOT Act;

•	restrictions on transactions with persons on the Specialty Designated Nationals and Blocked Persons list promulgated by the Office of Foreign Assets Control of the Department of the Treasury;

•	federal and state “Do Not Call” and “Do Not Fax” laws;

•	“controlled business” statutes, which impose limitations on affiliations between providers of title and settlement services, on the one hand, and real estate brokers, mortgage lenders and other real estate providers, on the other hand;

•	the Fair Housing Act; and

•	laws and regulations in jurisdictions outside the United States in which we do business.

Our failure to comply with any of the forgoing laws and regulations may subject us to fines, penalties, injunctions and/or potential criminal violations. Any changes to these laws or regulations or any new laws or regulations may make it more difficult for us to operate our business and may have a material adverse effect on our operations.

Seasonal fluctuations in the residential real estate brokerage and relocation businesses could adversely affect our business.

The residential real estate brokerage business is subject to seasonal fluctuations. Historically, real estate brokerage revenues and relocation revenues have been strongest in the second and third quarters of the calendar year. However, many of our expenses, such as rent and personnel, are fixed and cannot be reduced during a seasonal slowdown. As a result, we may be required to borrow cash in order to fund operations during seasonal slowdowns or at other times. Since the terms of our indebtedness may restrict our ability to incur additional debt, we cannot assure that we would be able to borrow such cash. Our inability to finance our funding needs during a seasonal slowdown or at other times could have a material adverse effect on us.

Our brokerage operations are concentrated in metropolitan areas which could subject us to local and regional economic conditions that could differ materially from prevailing conditions in other parts of the country.

Our subsidiary, NRT, owns real estate brokerage offices located in and around large metropolitan areas in the United States. Local and regional economic conditions in these locations could differ materially from prevailing conditions in other parts of the country. NRT has more offices and realizes more of its revenues in California, Florida and the New York metropolitan area than any other regions of the country. In 2005, NRT realized, on a combined basis, approximately 60% of its revenues from California (27%), Florida (12%) and the New York metropolitan area (22%). A downturn in residential real estate demand or economic conditions in these regions could result in a decline in NRT’s total gross commission income and have a material adverse effect on us. In addition, given the significant geographic overlap of our title and settlement services business with our company owned brokerage offices, such regional declines affecting our company owned brokerage operations could have an adverse effect on our title and settlement services business as well.

During 2005, 2004 and 2003, we generated 27%, 27% and 26%, respectively, of our revenues from transactions in the state of California, substantially all of which was generated from our company owned brokerage operations. A downturn in residential real estate demand or economic conditions in California could result in a decline in our overall revenues and have a material adverse effect on us.

We may not have the ability to complete future acquisitions.

We have pursued an active acquisition strategy as a means of strengthening our businesses and have sought to integrate acquisitions into our operations to achieve economies of scale. Our company owned brokerage business has completed more than 300 acquisitions since its formation in 1997 and, in 2004, we acquired the Sotheby’s International Realty residential brokerage business and entered into an exclusive license agreement for the rights to the Sotheby’s International Realty trademarks with which we are in the process of building the Sotheby’s International Realty franchise system. In January 2006, we acquired our title insurance underwriter and certain title agencies. As a result of these and other acquisitions, we have derived a substantial portion of our growth in revenues and net income from acquired businesses. The success of our future acquisition strategy will continue to depend upon our ability to find suitable acquisition candidates on favorable terms and to finance and complete these transactions. Our inability to complete acquisitions could have a material adverse effect on our growth strategy.

We may not realize anticipated benefits from future acquisitions.

Upon completion of an acquisition, we encounter risks related to the possible inability to integrate the acquired business into our operations, the possible defection of a significant number of employees and sales associates, the increased amortization of intangibles, the diversion of management’s attention and unanticipated problems or liabilities. These risks may adversely affect our ability to realize anticipated cost savings and revenue growth from our acquisitions.

Our franchisees and sales associates could take actions that could harm our business.

Our franchisees are independent business operators and the sales associates that work with our company owned brokerage operations are independent contractors, and, as such, neither are our employees, and we do not exercise control over their day-to-day operations. Our franchisees may not successfully operate a real estate brokerage business in a manner consistent with our standards, or may not hire and train qualified sales associates and other employees. If our franchisees and sales associates were to provide diminished quality of service to customers, our image and reputation may suffer materially and affect our results of operations.

Additionally, franchisees and sales associates may engage or be accused of engaging in unlawful or tortious acts such as, for example, violating the anti-discrimination requirements of the Fair Housing Act. Such acts or the accusation of such acts could harm our and our brands’ image, reputation and goodwill.

Franchisees, as independent business operators, may from time to time disagree with us and our strategies regarding the business or our interpretation of our respective rights and obligations under the franchise agreement. This may lead to disputes with our franchisees and we expect such disputes to occur from time to time in the future as we continue to offer franchises. To the extent we have such disputes, the attention of our management and our franchisees will be diverted, which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Our relocation business is subject to risks related to acquiring, carrying and reselling real estate.

In a limited number of transactions (approximately 12% of our relocation business home sale transactions), our relocation business enters into “at-risk” home sale transactions whereby we acquire the home being sold by relocating employees and bear the risk of all expenses associated with acquiring, carrying and selling the home, including potential loss on sale. In approximately 60% of these “at-risk” home sale transactions, the ultimate third party buyer is under contract at the time we become the owner of the home. For the remaining 40% of these “at-risk” home sale transactions, adverse economic conditions could reduce the value of such homes, which would potentially increase the losses that we may incur on reselling the homes. In addition, if homes are held for a longer period of time prior to their sale, our carrying costs would increase.

Clients of our relocation business may terminate their contracts at any time.

Substantially all of our contracts with our relocation clients are terminable at any time at the option of the client. If a client terminates its contract, we will only be compensated for all services performed up to the time of termination and reimbursed for all expenses incurred up to the time of termination. If a significant number of our relocation clients terminate their contracts with us, our results of operations may be materially adversely affected.

We may experience significant claims relating to our operations and losses resulting from fraud, defalcation or misconduct.

We issue title insurance policies which provide coverage for real property mortgage lenders and buyers of real property. When acting as a title agent issuing a policy on behalf of an underwriter, our insurance risk is limited to the first $5,000 of claims on any one policy. Our recently acquired title underwriter underwrites title insurance policies on properties up to $1.5 million. For properties valued in excess of this amount, we obtain a reinsurance policy from a national underwriter. We may also be subject to legal claims arising from the handling of escrow transactions and closings. We carry errors and omissions insurance coverage for errors made during the real estate settlement process of up to $50 million per occurrence, $50 million in the aggregate, subject to a deductible of $2.5 million per occurrence. The occurrence of a significant title or escrow claim in any given period could have a material adverse effect on our financial condition and results of operations during the period.

Fraud, defalcation and misconduct by employees are also risks inherent in our business. At any point in time, we are the custodians of approximately $500 million of cash deposited by customers with specific instructions as to its disbursement from escrow, trust and account servicing files. We carry insurance covering the loss or theft of funds of up to $50 million annually in the aggregate, subject to a deductible of $2.5 million per occurrence. To the extent that any loss or theft of funds substantially exceeds our insurance coverage, our business could be materially adversely affected.

We would be subject to severe losses if banks do not honor our escrow deposits.

Our company owned brokerage business and our title and settlement services business act as escrow agents for numerous customers. As an escrow agent, we receive money from customers to hold until certain conditions are satisfied. Upon the satisfaction of those conditions, we release the money to the appropriate party. We deposit this money with various banks including Comerica Bank National Association, Wells Fargo Bank, National Association and SunTrust Bank National Association, which hold a significant amount of such deposits in excess of the federal deposit insurance limit. If Comerica, SunTrust or any of our other depository banks were to become unable to honor our deposits, we could be responsible for these deposits, which could equal up to $535 million.

Title insurance regulations limit the ability of our insurance underwriters to pay cash dividends to us.

Our title insurance underwriters are subject to regulations that limit their ability to pay dividends or make loans or advances to us, principally to protect policy holders. Generally, these regulations limit the total amount of dividends and distributions to a certain percentage of the insurance subsidiary’s surplus, or 100% of statutory net income for the previous calendar year. These restrictions could limit our ability to pay dividends to our stockholders, repay our indebtedness, make acquisitions or otherwise grow our business.

We may be unable to continue to securitize certain of our relocation assets which may adversely impact our liquidity.

At December 31, 2005, approximately $757 million of debt was outstanding through various bankruptcy remote special purpose entities (“SPEs”) monetizing certain assets of our relocation services business. Through these SPEs, we securitize relocation receivables and advances, relocation properties held for sale and other related assets and the proceeds from the securitization of such assets are used to fund our current working capital needs. Our ability to securitize these assets or receivables depends upon the amount of such receivables and other assets that we hold, the performances of these assets, the market for similar securitized assets, the interest of securities dealers in making a market in the securitized assets and other factors. If we are unable to continue to securitize these assets, we may be required to find additional sources of liquidity which may be on less favorable terms.

We are dependent on our senior management and a loss of any of our senior managers may adversely affect our business and results of operations.

We believe that our future growth depends, in part, on the continued services of our senior management team. Losing the services of any members of our senior management team could adversely affect our strategic and customer relationships and impede our ability to execute our growth strategies.

Our debt rating may suffer a downgrade, which may restrict our access to capital markets.

As a result of national and/or global economic and political events, it is possible that the rating agencies may downgrade the rating and/or outlook for many of the companies in the real estate industry, including our company, and a downgrade below investment grade could increase our borrowing costs and therefore could adversely affect our financial results. In addition, it is possible that rating agencies may downgrade our rating and our outlook for the company based on our results of operations and financial condition. Pricing of any amounts drawn under our syndicated bank credit facilities, for example, includes a spread to LIBOR that increases as our ratings from Standard & Poor’s and Moody’s decrease. A downgrade in our credit rating below investment grade could also result in an increase in the amount of collateral required by our letters of credit.

The cost of compliance or failure to comply with the Sarbanes-Oxley Act of 2002 may adversely affect our business.

As a new reporting company under the Exchange Act, we will be subject to certain provisions of the Sarbanes-Oxley Act of 2002, which may result in higher compliance costs and may adversely affect our financial results and our ability to attract and retain qualified members of our Board of Directors or qualified executive officers. The Sarbanes-Oxley Act affects corporate governance, securities disclosure, compliance practices, internal audits, disclosure controls and procedures, and financial reporting and accounting systems. Section 404 of the Sarbanes-Oxley Act, for example, requires companies subject to the reporting requirements of the United States securities laws to do a comprehensive evaluation of its and its consolidated subsidiaries’ internal controls over financial reporting. We will be required to provide our Section 404 evaluation beginning with our annual report on Form 10-K for the year ended December 31, 2007. The failure to comply with Section 404, when we are required to comply, may result in investors losing confidence in the reliability of our financial statements (which may result in a decrease in the trading price of our common stock), prevent us from providing the required financial information in a timely manner (which could materially and adversely impact our business, our financial condition and the trading price of our common stock), prevent us from otherwise complying with the standards applicable to us as a public company and subject us to adverse regulatory consequences.

Our international operations are subject to risks not generally experienced by our United States operations.

Our relocation services business operates worldwide, and to a lesser extent, our real estate franchise services and company owned real estate brokerage businesses have international operations. Our international operations are subject to risks not generally experienced by our United States operations, and if such risks materialize our profitability may be adversely affected. The risks involved in our international operations that could result in losses against which we are not insured and therefore affect our profitability include:

•	exposure to local economic conditions;

•	potential adverse changes in the diplomatic relations of foreign countries with the United States;

•	hostility from local populations;

•	restrictions on the withdrawal of foreign investment and earnings;

•	government policies against businesses owned by foreigners;

•	investment restrictions or requirements;

•	diminished ability to legally enforce our contractual rights in foreign countries;

•	foreign exchange restrictions;

•	fluctuations in foreign currency exchange rates;

•	withholding and other taxes on remittances and other payments by subsidiaries; and

•	changes in foreign taxation structures.

We are subject to certain risks related to litigation filed by or against us, and adverse results may harm our business.

We cannot predict with certainty the cost of defense, the cost of prosecution or the ultimate outcome of litigation and other proceedings filed by or against us, including remedies or damage awards, and adverse results in such litigation and other proceedings may harm our business. Such litigation and other proceedings may include, but are not limited to, actions relating to intellectual property, commercial arrangements, employment law or other harm resulting from negligence or fraud by individuals or entities outside of our control, including franchisees, and independent contractors, such as sales associates. In the case of intellectual property litigation and proceedings, adverse outcomes could include the cancellation, invalidation or other loss of material intellectual property rights used in our business and injunctions prohibiting our use of business processes or technology that is subject to third party patents or other third party intellectual property rights. We are generally not liable for the actions of our franchisees; however, there is no assurance that we would be insulated from liability in all cases.

We are reliant upon information technology to operate our business and maintain our competitiveness, and any disruption or reduction in our information technology capabilities could harm our business.

Our business depends upon the use of sophisticated information technologies and systems, including technology and systems utilized for communications, procurement, call center operations and administrative systems. The operation of these technologies and systems is dependent upon third party technologies, systems and services, for which there are no assurances of continued or uninterrupted availability and support by the applicable third party vendors on commercially reasonable terms. We also cannot assure you that we will be able to continue to effectively operate and maintain our information technologies and systems. In addition, our information technologies and systems are expected to require refinements and enhancements on an ongoing basis, and we expect that advanced new technologies and systems will continue to be introduced. There can be no assurances that we will be able to obtain new technologies and systems, or replace or introduce new technologies and systems as quickly as our competitors or in a cost-effective manner. Also, there can be no assurances that we will achieve the benefits anticipated or required from any new technology or system, or that we will be able to devote financial resources to new technologies and systems in the future.

In addition, our information technologies and systems are vulnerable to damage or interruption from various causes, including (i) natural disasters, war and acts of terrorism, (ii) power losses, computer systems failure, Internet and telecommunications or data network failures, operator error, losses and corruption of data, and similar events and (iii) computer viruses, penetration by individuals seeking to disrupt operations or misappropriate information and other physical or electronic breaches of security. Any extended interruption in our technologies or systems could significantly curtail our ability to conduct our business and generate revenues.

The weakening or unavailability of our intellectual property rights could adversely impact our business.

Our trademarks, trade dress and other intellectual property rights are fundamental to our brands and our franchising business. We generate, maintain, utilize and enforce a substantial portfolio of trademarks, trade dress and other intellectual property rights. We use our intellectual property rights to protect the goodwill of our brand names, to promote our brand name recognition, to protect our proprietary technology and development activities, to enhance our competitiveness and to otherwise support our business goals and objectives. However, there can be no assurances that the steps we take to obtain, maintain and protect our intellectual property rights will be adequate. Our intellectual property rights, including our trademarks, may fail to provide us with significant competitive advantages, particularly in foreign jurisdictions that do not have or do not enforce strong intellectual property rights. In addition, our license agreement with Sotheby’s Holdings, Inc. for the use of the Sotheby’s International Realty brand is terminable by Sotheby’s Holdings, Inc. prior to the end of the license term if certain conditions occur.

Risks Relating to the Separation

We may be unable to achieve some or all of the benefits that we expect to achieve from our separation from Cendant.

We may not be able to achieve the full strategic and financial benefits that we expect will result from our separation from Cendant or such benefits may be delayed or may not occur at all. For example, there can be no assurance that analysts and investors will regard our corporate structure as clearer and simpler than the current Cendant corporate structure or place a greater value on our company as a stand-alone real estate company than on our businesses being a part of Cendant.

We are being separated from Cendant, our parent company, and, therefore, we have no operating history as a separate publicly traded company.

The historical and pro forma financial information included in this information statement does not necessarily reflect the financial condition, results of operations or cash flows that we would have achieved as a separate publicly traded company during the periods presented or those that we will achieve in the future primarily as a result of the following factors:

•	Prior to our separation, our business was operated by Cendant as part of its broader corporate organization, rather than as an independent company. Cendant or one of its affiliates performed various corporate functions for us, including, but not limited to, tax administration, certain governance functions (including compliance with the Sarbanes-Oxley Act of 2002 and internal audit) and external reporting. Our historical and pro forma financial results reflect allocations of corporate expenses from Cendant for these and similar functions. These allocations are less than the comparable expenses we believe we would have incurred had we operated as a separate publicly traded company.

•	Currently, our business is integrated with the other businesses of Cendant. Historically, we have shared economies of scope and scale in costs, employees, vendor relationships and customer relationships. While we expect to enter into short-term transition agreements that will govern certain commercial and other relationships among us, Cendant and the other separated companies after the separation, those temporary arrangements may not capture the benefits our businesses have enjoyed as a result of being integrated with the other businesses of Cendant. The loss of these benefits could have an adverse effect on our business, results of operations and financial condition following the completion of the separation.

•	Generally, our working capital requirements and capital for our general corporate purposes, including acquisitions and capital expenditures, have historically been satisfied as part of the corporate-wide cash management policies of Cendant. Following the completion of the separation, Cendant will not be providing us with funds to finance our working capital or other cash requirements. Without the opportunity to obtain financing from Cendant, we may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements.

•	Subsequent to the completion of our separation, the cost of capital for our business may be higher than Cendant’s cost of capital prior to our separation because Cendant’s credit ratings are higher than what ours are contemplated to be following the separation.

•	Other significant changes may occur in our cost structure, management, financing and business operations as a result of our operating as a company separate from Cendant.

We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent company, and we may experience increased costs after the separation or as a result of the separation.

Following the completion of our separation, Cendant and the other separated companies will be contractually obligated to provide to us only those services specified in the Transition Services Agreement and the other agreements we enter into with Cendant and the other separated companies in preparation for the separation. We may be unable to replace in a timely manner or on comparable terms the services that Cendant previously provided to us that are not specified in the Transition Services Agreement or the other agreements. Also, upon the expiration of the Transition Services Agreement or other agreements, many of the services that are covered in such agreements will be provided internally or by unaffiliated third parties, and we expect that in some instances, we will incur higher costs to obtain such services than we incurred under the terms of such agreements. In addition, if Cendant or the other separated companies do not continue to perform effectively the transition services and the other services that are called for under the Transition Services Agreement, we may not be able to operate our business effectively and our profitability may decline. Furthermore, after the expiration of the Transition Services Agreement and the other agreements, we may be unable to replace in a timely manner or on comparable terms the services specified in such agreements.

Our agreements with Cendant and the other separated companies may not reflect terms that would have resulted from arm’s-length negotiations among unaffiliated third parties.

The agreements related to our separation from Cendant and the other separated companies, including the Separation and Distribution Agreement, Tax Sharing Agreement, Transition Services Agreement and the other agreements, were negotiated in the context of our separation from Cendant while we were still part of Cendant and, accordingly, may not reflect terms that would have resulted from arm’s-length negotiations among unaffiliated third parties. The terms of the agreements we negotiated in the context of our separation related to, among other things, allocation of assets, liabilities, rights, indemnifications and other obligations among Cendant, the other separated companies and us. See “Certain Relationships and Related Party Transactions.”

We will be responsible for certain of Cendant’s contingent and other corporate liabilities.

Under the Separation and Distribution Agreement, we, Wyndham Worldwide and the Travel Distribution Services company will each assume and be responsible for 50%, 30% and 20%, respectively, of certain of Cendant’s contingent and other corporate liabilities including associated costs and expenses. If any of the parties responsible for such liabilities were to default in its payment, when due, of any such assumed obligations related to any such contingent and other corporate liability, each non-defaulting party (including Avis Budget Group, Inc.) would be required to pay an equal portion of the amounts in default. Accordingly, we may, under certain circumstances, be obligated to pay amounts in excess of the 50% of the assumed obligations related to such contingent and other corporate liabilities including associated costs and expenses.

Many lawsuits are currently outstanding against Cendant, some of which relate to accounting irregularities arising from some of the CUC International, Inc. business units acquired when HFS Incorporated merged with CUC to form Cendant. While Cendant has settled many of the principal lawsuits relating to the accounting irregularities, these settlements do not encompass all litigation associated with the accounting irregularities. We do not believe that it is feasible to predict or determine the final outcome or resolution of these unresolved proceedings. Although we will share any costs and expenses arising out of this litigation with Wyndham Worldwide and the Travel Distribution Services company, an adverse outcome from such unresolved proceedings or liabilities or other proceedings for which we have assumed partial liability under the Separation and Distribution Agreement could be material with respect to our earnings in any given reporting period.

For a more detailed description of the Separation and Distribution Agreement and treatment of certain historical Cendant contingent and other corporate liabilities, see “Certain Relationships and Related Party Transactions—The Separation and Distribution Agreement.”

As part of the separation from Cendant, we will incur substantial debt with external lenders, which could subject us to various restrictions and decrease our profitability.

In connection with the separation, we expect to incur $2,175 million of debt through a $700 million term loan facility, an $800 million revolving credit facility of which we intend to draw $250 million on or prior to the distribution date, and a $1,225 million interim loan facility, all of the proceeds of which will be transferred to Cendant to be used solely by Cendant to repay its debt. After completion of the separation and distribution, we intend to replace the $1,225 million interim loan facility with permanent financing, primarily through the issuance of unsecured debt securities. We cannot assure you that we will be able to refinance the interim loan facility at terms that are reasonable to us. These financing arrangements will contain customary restrictions, covenants and events of default. The terms of these financing arrangements and any future indebtedness may impose various restrictions and covenants on us (such as tangible net worth requirements) that could limit our ability to respond to market conditions, provide for capital investment needs or take advantage of business opportunities. In addition, our financing costs may be higher than they were as part of Cendant. For a more detailed discussion of these borrowings and our liquidity following the separation and distribution, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Description of Indebtedness.”

The ownership by our executive officers and some of our directors of shares of common stock, options, or other equity awards of Cendant or any of the other separated companies may create, or may create the appearance of, conflicts of interest.

Because of their current or former positions with Cendant, substantially all of our executive officers, including our Chairman and Chief Executive Officer, our Vice Chairman and President and our Chief Financial Officer, and some of our non-employee director nominees, own Cendant common stock, options to purchase Cendant common stock or other equity awards. Following Cendant’s distribution of the other companies to its stockholders, these officers and non-employee directors will own shares of common stock, options to purchase shares of common stock, and other equity awards in these companies. The individual holdings of common stock, options to purchase common stock of Cendant and the other separated companies, or other equity awards, may be significant for some of these persons compared to these persons’ total assets. Even though our Board of Directors will consist of a majority of directors who are independent from Cendant, our company and the other separated companies, and our executive officers who are currently employees of Cendant will cease to be employees of Cendant upon the separation, other than our Chief Executive Officer, ownership by our directors and officers, after our separation, of common stock or options to purchase common stock of Cendant and the other separated companies, or any other equity awards, creates, or, may create the appearance of, conflicts of interest when these directors and officers are faced with decisions that could have different implications for Cendant or the other separated companies than they do for us.

After the separation, certain of our executive officers and directors may have actual or potential conflicts of interest because of their positions in Cendant and the other separated companies.

After the separation, Mr. Silverman, Cendant’s Chairman of the Board and Chief Executive Officer, will serve as our Chairman of the Board and Chief Executive Officer. Mr. Silverman will continue to serve as Cendant’s Chairman and Chief Executive Officer until the time of the final distribution. Upon completion of the final distribution Mr. Silverman will resign from Cendant’s Board and from his position as Cendant’s Chief Executive Officer. In addition, five of our independent director nominees, Messrs. Edelman, Nederlander, Pittman and Robert F. Smith and Ms. Mills will continue as directors of Cendant until the time of the final distribution. Upon completion of the final distribution, these five directors will resign from Cendant’s Board. However, Mr. Edelman is expected to serve as a director of the Travel Distribution Services company following its separation from Cendant. These common directors could create, or appear to create, potential conflicts of interest when our, Cendant’s and/or and the Travel Distribution Services company’s management and directors face decisions that could have different implications for us, Cendant and the Travel Distribution Services company. For example, potential conflicts of interest could arise in connection with the resolution of any dispute between us, Cendant and the Travel Distribution Services company regarding the terms of the agreements governing the separation and the relationship thereafter between us, Cendant and the Travel Distribution Services company. Potential conflicts of interest could also arise if we, Cendant and/or the Travel Distribution Services company, enter into any commercial arrangements with each other in the future. In addition, conflicts of interest may arise with regard to the allocation of Mr. Silverman’s, Mr. Edelman’s and the other directors’ time between us, Cendant and the Travel Distribution Services company.

If the distribution, together with certain related transactions, were to fail to qualify as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code, then our stockholders and/or we and Cendant might be required to pay U.S. federal income taxes.

The distribution is conditioned upon Cendant’s receipt of an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, special tax counsel, substantially to the effect that the distribution, together with certain related transactions, should qualify as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code. The opinion of Skadden Arps will be based on, among other things, certain assumptions as well as on the accuracy of certain factual representations and statements that we and Cendant make to Skadden Arps. In rendering its opinion, Skadden Arps also will rely on certain covenants that we and Cendant enter into, including the adherence by Cendant and us to certain restrictions on our future actions. If any of the representations or statements that we or Cendant make are, or become, inaccurate or incomplete, or if we or

Cendant breach any of our covenants, the distribution and such related transactions, might not qualify as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code. You should note that Cendant does not intend to seek a ruling from the Internal Revenue Service, or IRS, as to the U.S. federal income tax treatment of the distribution and such related transactions. The opinion of Skadden Arps is not binding on the IRS or a court, and there can be no assurance that the IRS will not challenge the validity of the distribution and such related transactions, as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code or that any such challenge ultimately will not prevail.

If the distribution, together with certain related transactions, were to fail to qualify as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code, then Cendant would recognize gain in an amount equal to the excess of (i) the fair market value of the Realogy common stock distributed to the Cendant stockholders over (ii) Cendant’s tax basis in such common stock. Under the terms of the Tax Sharing Agreement, in the event the distribution were to fail to qualify as a reorganization and (i) such failure was not the result of actions taken after the distribution by Cendant or us, we, Wyndham Worldwide and the Travel Distribution Services company would be responsible for 50%, 30% and 20%, respectively, of any taxes imposed on Cendant as a result thereof and (ii) such failure was the result of actions taken after the distribution by Cendant or us, the party responsible for such failure would be responsible for all taxes imposed on Cendant as a result thereof. In addition, each Cendant stockholder who received Realogy common stock in the distribution generally would be treated as having received a taxable distribution in an amount equal to the fair market value of the Realogy common stock received (including any fractional share sold on behalf of the stockholder), which would be taxable as a dividend to the extent of the stockholder’s ratable share of Cendant’s current and accumulated earnings and profits (as increased to reflect any current income including any gain recognized by Cendant on the taxable distribution). The balance, if any, of the distribution would be treated as a nontaxable return of capital to the extent of the Cendant stockholder’s tax basis in its Cendant stock, with any remaining amount being taxed as capital gain.

Realogy and Cendant might not be able to engage in desirable strategic transactions and equity issuances following the distribution.

Realogy’s and Cendant’s ability to engage in significant stock transactions could be limited or restricted after the distribution in order to preserve the tax-free nature of the distribution to Cendant. Even if the distribution, together with certain related transactions, otherwise qualifies as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code, it would be taxable to Cendant (but not to Cendant stockholders) under Section 355(e) of the Code if the distribution were deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquired directly or indirectly stock representing a 50% or greater interest, by vote or value, in the stock of either Cendant or Realogy. Current U.S. federal income tax law creates a presumption that the distribution would be taxable to Cendant, but not to its stockholders, if either Realogy or Cendant were to engage in, or enter into an agreement to engage in, a transaction that would result in a 50% or greater change, by vote or value, in Realogy’s or Cendant’s stock ownership during the four-year period that begins two years before the date of the distribution, unless it is established that the transaction is not pursuant to a plan or series of transactions related to the distribution. Treasury regulations currently in effect generally provide that whether an acquisition transaction and a distribution are part of a plan is determined based on all of the facts and circumstances, including, but not limited to, specific factors described in the Treasury regulations. In addition, the Treasury regulations provide several “safe harbors” for acquisition transactions that are not considered to be part of a plan. These restrictions may prevent Realogy and Cendant from entering into transactions which might be advantageous to their respective stockholders, such as issuing equity securities to satisfy financing needs or acquiring businesses or assets with equity securities. Thus, even if the distribution, together with certain related transactions, were to qualify as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code, if acquisitions of Cendant stock or Realogy stock after the distribution were to cause Section 355(e) of the Code to apply, Cendant would recognize taxable gain as described above, but the distribution would be tax free to each Cendant stockholder (except for cash received in lieu of a fractional share of Realogy common stock).

Under the Tax Sharing Agreement, there are restrictions on Realogy’s ability to take actions that could cause the distribution to fail to qualify as a tax-free transaction, including, in certain cases, redeeming equity securities, selling or otherwise disposing of a substantial portion of its assets or acquiring businesses or assets with equity securities, in each case, for a period of 24 months from the day after the distribution. Moreover, the Tax Sharing Agreement generally provides that Realogy will be responsible for any taxes imposed on Cendant or Realogy as a result of the failure of the distribution, together with certain related transactions, to qualify as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code if such failure is attributable to certain post-distribution actions taken by or in respect of Realogy (including its subsidiaries) or its stockholders, such as the acquisition of Realogy by a third party at a time and in a manner that would cause such failure. See “The Separation—Certain U.S. Federal Income Tax Consequences of the Distribution” and “Certain Relationships and Related Party Transactions—Agreement with Cendant, Wyndham Worldwide and the Travel Distribution Services company—Tax Sharing Agreement.”

Risks Relating to Our Common Stock

There is no existing market for our common stock and a trading market that will provide you with adequate liquidity may not develop for our common stock. In addition, once our common stock begins trading, the market price of our shares may fluctuate widely.

There is currently no public market for our common stock. It is anticipated that on or prior to the record date for the distribution, trading of shares of our common stock will begin on a “when-issued” basis and will continue up to and including through the distribution date. However, there can be no assurance that an active trading market for our common stock will develop as a result of the distribution or be sustained in the future.

We cannot predict the prices at which our common stock may trade after the distribution. The market price of our common stock may fluctuate widely, depending upon many factors, some of which may be beyond our control, including:

•	our business profile and market capitalization may not fit the investment objectives of Cendant stockholders, especially stockholders who hold Cendant stock based on Cendant’s inclusion in the S&P 500 Index, as our common stock may not be included in the S&P 500 Index, and as a result, Cendant stockholders may sell our shares after the distribution;

•	a shift in our investor base;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	actual or anticipated fluctuations in our operating results due to the seasonality of our business and other factors related to our business;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	announcements by us or our competitors of significant acquisitions or dispositions;

•	the failure of securities analysts to cover our common stock after the distribution or changes in financial estimates by analysts;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of other comparable companies;

•	overall market fluctuations; and

•	general economic conditions.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of our common stock.

Investors may be unable to accurately value our common stock.

Investors often value companies based on the stock prices and results of operations of other comparable companies. Currently, no public real estate company exists that is directly comparable to our size, scale and product offerings. As such, investors may find it difficult to accurately value our common stock, which may cause our common stock price to trade below our true value.

Substantial sales of common stock may occur in connection with this distribution, which could cause our stock price to decline.

The shares of our common stock that Cendant distributes to its stockholders generally may be sold immediately in the public market. Following the distribution, we believe (based on information as of January 26, 2006) that Barclays Global Investors, N.A. will beneficially own 8.88% of our common stock (see “Security Ownership of Certain Beneficial Owners and Management”). Although we have no actual knowledge of any plan or intention on the part of any 5% or greater stockholder to sell our common stock following the separation, it is possible that some Cendant stockholders, including possibly some of our large stockholders, will sell our common stock received in the distribution for reasons such as that our business profile or market capitalization as an independent company does not fit their investment objectives. Moreover, index funds tied to the Standard & Poor’s 500 Index, the Russell 1000 Index and other indices hold shares of Cendant common stock. To the extent our common stock is not included in these indices after the distribution, certain of these index funds will likely be required to sell the shares of our common stock that they receive in the distribution. The sales of significant amounts of our common stock or the perception in the market that this will occur may result in the lowering of the market price of our common stock.

Provisions in our certificate of incorporation, by-laws, and of Delaware law may prevent or delay an acquisition of our company, which could decrease the trading price of our common stock.

Our certificate of incorporation, by-laws and Delaware law contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the raider and to encourage prospective acquirors to negotiate with our Board of Directors rather than to attempt a hostile takeover. These provisions include, among others:

•	elimination of the right of our stockholders to act by written consent;

•	rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings;

•	the right of our Board to issue preferred stock without stockholder approval; and

•	limitations on the right of stockholders to remove directors.

Delaware law also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. For more information, see “Description of Capital Stock—Anti-takeover Effects of Our Certificate of Incorporation and By-laws and Delaware Law.”

We believe these provisions protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirors to negotiate with our Board and by providing our Board with more time to assess any acquisition proposal. These provisions are not intended to make our company immune from takeovers. However, these provisions apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our Board determines is not in the best interests of our company and our stockholders.

We cannot assure you that we will pay any dividends.

There can be no assurance that we will have sufficient surplus under Delaware law to be able to pay any dividends. This may result from extraordinary cash expenses, actual expenses exceeding contemplated costs funding of capital expenditures, or increases in reserves. If we do not pay dividends, the price of our common stock that you receive in the distribution must appreciate for you to receive a gain on your investment in Realogy. This appreciation may not occur.

FORWARD-LOOKING STATEMENTS

Forward-looking statements in our public filings or other public statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or other public statements. These forward-looking statements were based on various facts and were derived utilizing numerous important assumptions and other important factors, and changes in such facts, assumptions or factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements include the information concerning our future financial performance, business strategy, projected plans and objectives. Statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” “may increase,” “may fluctuate,” and similar expression or future or conditional verbs such as “will,” “should,” “would,” “may” and “could” are generally forward looking in nature and not historical facts. You should understand that the following important factors could affect our future results and could cause actual results to differ materially from those expressed in such forward-looking statements:

•	adverse developments in general business, economic and political conditions or any outbreak or escalation of hostilities on a national, regional or international basis;

•	a decline in the number of home sales and/or prices;

•	competition in our existing and future lines of business and the financial resources of competitors;

•	our failure to comply with regulations and any changes in regulations;

•	seasonal fluctuation in the residential real estate brokerage business;

•	local and regional conditions in the areas where our franchisees and brokerage operations are located;

•	our failure to complete future acquisitions or to realize anticipated benefits from completed acquisitions;

•	actions by our franchisees that could harm our business;

•	our inability to access capital and/or asset-backed markets on a favorable basis;

•	the loss of any of our senior management;

•	risks inherent in operating in foreign countries, including exposure to local economic conditions, government regulation, currency restrictions and other restraints, changes in tax laws, expropriation, political instability and diminished ability to legally enforce our contractual rights;

•	our failure to provide fully integrated disaster recovery technology solutions in the event of a disaster or other business interruption;

•	the final resolutions or outcomes with respect to Cendant’s contingent and other corporate liabilities and any related actions for indemnification made pursuant to the Separation and Distribution Agreement;

•	our inability to operate effectively as a stand-alone, publicly traded company; and

•	the costs associated with becoming compliant with the Sarbanes-Oxley Act of 2002 and the consequences of failing to implement effective internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002 by the date that we must comply with that section of the Sarbanes-Oxley Act.

Other factors not identified above, including the risk factors described in the “Risk Factors” section of this information statement, may also cause actual results to differ materially from those projected by our forward-looking statements. Most of these factors are difficult to anticipate and are generally beyond our control.

You should consider the areas of risk described above, as well as those set forth under the heading “Risk Factors” above, in connection with considering any forward-looking statements that may be made by us and our businesses generally. Except for our ongoing obligations to disclose material information under the federal securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless we are required to do so by law.

THE SEPARATION

General

On October 23, 2005, the Board of Directors of Cendant preliminarily approved a plan to separate Cendant into four independent, publicly traded companies—one for each of Cendant’s Real Estate Services, Travel Distribution Services, Hospitality Services (including Timeshare Resorts) and Vehicle Rental businesses.

After preliminarily approving the separation plan, the Cendant Board established a separation committee of its Board to meet regularly to assist with and oversee the separation process. The members of the separation committee are Robert W. Pittman, Martin L. Edelman and Sheli Z. Rosenberg.

Since October 23, 2005, the Cendant Board and the separation committee met numerous times with and without members of Cendant’s senior management team to discuss the separation. In these meetings, the Cendant Board and the separation committee considered, among other things, the benefits to the businesses and to Cendant stockholders that are expected to result from the separation (see “—Reasons for the Separation”), the capital allocation strategies and dividend policies for the separated companies, the allocation of Cendant’s existing assets, liabilities and businesses among the separated companies, the terms of certain commercial relationships among the separated companies that will exist following the separation, the corporate governance arrangements that will be in place at each company following the separation, and the appropriate members of senior management at each company following the separation.

In furtherance of this plan, on                     , 2006, the Cendant Board approved the distribution of all of the shares of our common stock held by Cendant to holders of Cendant common stock. The distribution of the shares of our common stock is the first in the series of distributions to effectuate the plan to separate Cendant into four independent, publicly traded companies. In the distribution of the shares of our common stock, each holder of Cendant common stock will receive on                     , 2006, the distribution date, one share of our common stock for every four shares of Cendant common stock held at the close of business on the record date, as described below. Following the distribution, Cendant stockholders will own 100% of our common stock. The second distribution is expected to be of Wyndham Worldwide Corporation, the Cendant subsidiary that holds or will hold the assets and liabilities associated with Cendant’s Hospitality Services (including Timeshare Resorts) businesses and the third and final distribution is expected to be of the Cendant subsidiary that holds or will hold the assets and liabilities associated with Cendant’s Travel Distribution Services businesses.  Following the final distribution, it is expected that Cendant will change its name to Avis Budget Group, Inc.

You will not be required to make any payment, surrender or exchange your shares of Cendant common stock or take any other action to receive your shares of our common stock.

We cannot provide any assurances that either of the other distributions, which are the distributions of shares of common stock of the subsidiaries that hold or will hold all of the assets and liabilities associated with Cendant’s Hospitality Services (including Timeshare Resorts) and Travel Distribution Services businesses, will be completed, nor can we provide information at this time with respect to the terms on which the other distributions will be consummated. The other distributions are subject to certain conditions precedent, including final approval of the Cendant Board.

Furthermore, the distribution of our common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions.  For a more detailed description of these conditions, see “—Conditions to the Distribution.”

Formation of a Holding Company Prior to the Distribution

In connection with and prior to the distribution, Cendant organized Realogy Corporation as a Delaware corporation for the purpose of transferring to Realogy all of the assets and liabilities, including the entities holding substantially all of the assets and liabilities, of Cendant’s Real Estate Services businesses.

The Number of Shares You Will Receive

For every four shares of Cendant common stock that you owned at the close of business on                     , 2006, the record date, you will receive one share of our common stock on the distribution date. Cendant will not distribute any fractional shares of our common stock to its stockholders. Instead, the transfer agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds of the sales pro rata (based on the fractional share such holder would otherwise be entitled to receive) to each holder who otherwise would have been entitled to receive a fractional share in the distribution. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares.

When and How You Will Receive the Dividend

Cendant will distribute the shares of our common stock on                     , 2006, the distribution date. Mellon Investor Services, which currently serves as the transfer agent and registrar for Cendant’s common stock, will serve as transfer agent and registrar for our common stock and as distribution agent in connection with the distribution.

If you own Cendant common stock as of the close of business on the record date, the shares of Realogy common stock that you are entitled to receive in the distribution will be issued electronically, as of the distribution date, to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. Registration in book-entry form refers to a method of recording stock ownership when no physical share certificates are issued to stockholders, as is the case in this distribution. If you sell shares of Cendant common stock in the “regular-way” market through the distribution date, you will be selling your right to receive shares of Realogy common stock in the distribution.

Commencing on or shortly after the distribution date, if you hold physical stock certificates that represent your shares of Cendant common stock and you are the registered holder of the Cendant shares represented by those certificates, the distribution agent will mail to you an account statement that indicates the number of shares of our common stock that have been registered in book-entry form in your name. If you have any questions concerning the mechanics of having shares of our common stock registered in book-entry form, we encourage you to contact Mellon Investor Services at the address and telephone number set forth on page 15 of this information statement.

Most Cendant stockholders hold their shares of Cendant common stock through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the stock in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your Cendant common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares of our common stock that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares of our common stock held in “street name,” we encourage you to contact your bank or brokerage firm.

Mellon Investor Services, as distribution agent, will not deliver any fractional shares of our common stock in connection with the distribution. Instead, Mellon Investor Services will aggregate all fractional shares and sell them on behalf of the holders who otherwise would be entitled to receive fractional shares. The aggregate net cash proceeds of these sales, which generally will be taxable for U.S. federal income tax purposes, will be distributed pro rata (based on the fractional share such holder would otherwise be entitled to receive) to each holder who otherwise would have been entitled to receive a fractional share in the distribution. See “Certain U.S. Federal Income Tax Consequences of the Distribution” below for an explanation of the tax consequences of the distribution. If you physically hold Cendant common stock certificates and are the registered holder, you will receive a check from the distribution agent in an amount equal to your pro rata share of the aggregate net cash proceeds of the sales. We estimate that it will take approximately two weeks from the distribution date for the distribution agent to complete the distributions of the aggregate net cash proceeds. If you hold your Cendant stock through a bank or brokerage firm, your bank or brokerage firm will receive on your behalf your pro rata share of the aggregate net cash proceeds of the sales and will electronically credit your account for your share of such proceeds.

Results of the Separation

After our separation from Cendant, we will be a separate publicly traded company. Immediately following the distribution, we expect to have approximately 7,900 stockholders of record, based on the number of registered stockholders of Cendant common stock on March 29, 2006, and approximately 250 million shares of our common stock outstanding. The actual number of shares to be distributed will be determined on the record date and will reflect any exercise of Cendant options between the date the Cendant Board declares the dividend for the distribution and the record date for the distribution.

Before the separation, we will enter into a Separation and Distribution Agreement and several other agreements with Cendant’s other businesses to effect the separation and provide a framework for our relationships with Cendant’s other businesses after the separation. These agreements will govern the relationships among us, Cendant, Wyndham Worldwide and the Travel Distribution Services company subsequent to the completion of the separation plan and provide for the allocation among us, Cendant, Wyndham Worldwide and the Travel Distribution Services company of Cendant’s assets, liabilities and obligations (including employee benefits and tax-related assets and liabilities) attributable to periods prior to our separation from Cendant. The Separation and Distribution Agreement, in particular, requires Realogy to assume certain of Cendant’s contingent and other corporate liabilities and establishes the amount of the debt that each separated company will initially incur that will be used solely to repay Cendant’s corporate debt.

For a more detailed description of these agreements, see “Certain Relationships and Related Party Transactions,” included elsewhere in this information statement.

The distribution will not affect the number of outstanding shares of Cendant common stock or any rights of Cendant stockholders.

Incurrence of Debt

In connection with the separation, we intend to enter into a $700 million loan facility, an $800 million revolving credit facility and a $1,225 million interim loan facility. We expect to draw the entire amount of the term loan facility and the interim loan facility and $250 million of the revolving credit facility at or prior to the distribution. The $2,175 million of proceeds that we expect to draw from these facilities will be transferred to Cendant on the date of the distribution solely for the purpose of repaying certain indebtedness of Cendant. The remaining availability under the revolving credit facility will be used to fund our ongoing working capital and other needs. After completion of the separation and distribution, we intend to replace the interim loan facility with permanent financing, primarily through the issuance of unsecured debt securities. These financing arrangements will contain customary restrictions, covenants and events of default. For a more detailed discussion of these borrowings, see “Description of Material Indebtedness.”

Certain U.S. Federal Income Tax Consequences of the Distribution

The following is a summary of certain U.S. federal income tax consequences of the distribution. This summary is based on the Code, Treasury regulations promulgated thereunder and on judicial and administrative interpretations of the Code, all as in effect on the date of this information statement, and is subject to changes in these or other governing authorities, any of which may have a retroactive effect. This summary assumes that the distribution will be consummated in accordance with the Separation and Distribution Agreement and as described in this information statement. This summary is for general information only and does not purport to be a complete description of the consequences of the distribution nor does it address the effects of any state, local or foreign tax laws on the distribution. The tax treatment of a Cendant stockholder may vary depending upon that stockholder’s particular situation, and certain stockholders (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, partners in partnerships that hold stock in Cendant, pass-through entities, traders in securities who elect to apply a mark-to-market method of accounting, stockholders who hold their Cendant stock as part of a “hedge,” “straddle,” “conversion,” or “constructive sale transaction,” individuals who received Cendant common stock upon the exercise of employee stock options or otherwise as compensation and non-U.S. stockholders) may be subject to special rules not discussed below. The summary assumes that the Cendant stockholders hold their Cendant common stock as capital assets within the meaning of Section 1221 of the Code.

Each stockholder is urged to consult its tax advisor as to the specific tax consequences of the distribution to that stockholder, including the effect of any state, local or foreign tax laws and of changes in applicable tax laws.

The distribution is conditioned upon Cendant’s receipt of an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, substantially to the effect that the distribution, together with certain related transactions, should qualify as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code. The opinion of Skadden Arps will be based on, among other things, certain assumptions as well as on the accuracy of certain factual representations and statements that we and Cendant make to Skadden Arps. In rendering its opinion, Skadden Arps also will rely on certain covenants that we and Cendant enter into, including the adherence by Cendant and us to certain restrictions on our future actions.

If any of the representations or statements that we or Cendant make are, or become, inaccurate or incomplete, or if we or Cendant breach any of our covenants, the distribution, together with certain related transactions, might not qualify as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code. You should note that Cendant does not intend to seek a ruling from the IRS as to the U.S. federal income tax treatment of the distribution. The opinion of Skadden Arps is not binding on the IRS or a court, and there can be no assurance that the IRS will not challenge the validity of the distribution and related transactions as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code or that any such challenge ultimately will not prevail.

The Distribution

Assuming that the distribution, together with certain related transactions, qualifies as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code, the following describes certain U.S. federal income tax consequences to us, Cendant and Cendant stockholders:

•	neither we nor Cendant will recognize any gain or loss upon the distribution of Realogy common stock and no amount will be includible in our income or that of Cendant as a result of the distribution and certain related transactions other than taxes arising out of internal restructurings undertaken in connection with the separation and with respect to any “excess loss account” or “intercompany transaction” required to be taken into account by Cendant under Treasury regulations relating to consolidated federal income tax returns;

•	a Cendant stockholder will not recognize income, gain, or loss as a result of the receipt of our common stock pursuant to the distribution, except with respect to any cash received in lieu of fractional shares of our common stock;

•	a Cendant stockholder’s tax basis in such stockholder’s Cendant common stock and in our common stock received in the distribution (including any fractional share interest in our common stock for which cash is received) will equal such stockholder’s tax basis in its Cendant common stock immediately before the distribution, allocated between the Cendant common stock and our common stock (including any fractional share interest of our common stock for which cash is received) in proportion to their relative fair market values on the date of the distribution;

•	a Cendant stockholder’s holding period for our common stock received in the distribution (including any fractional share interest of our common stock for which cash is received) will include the holding period for that stockholder’s Cendant common stock; and

•	a Cendant stockholder who receives cash in lieu of a fractional share of our common stock in the distribution will be treated as having sold such fractional share for cash, and will generally recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the Cendant stockholder’s adjusted tax basis in the fractional share. That gain or loss will be long-term capital gain or loss if the stockholder’s holding period for its Cendant common stock exceeds one year.

U.S. Treasury regulations require each Cendant stockholder who receives our common stock in the distribution to attach to the stockholder’s U.S. federal income tax return for the year in which the stock is received a detailed statement setting forth such data as may be appropriate to demonstrate the applicability of Section 355 of the Code to the distribution. Within a reasonable period of time after the distribution, Cendant will provide to our stockholders, either directly or through our stockholders’ banks or brokerage firms, the information necessary to comply with this requirement.

Certain U.S. Federal Income Tax Consequences if the Distribution Were Taxable

An opinion of counsel represents counsel’s best legal judgment and is not binding on the IRS or any court. If the IRS were to assert successfully that the distribution was taxable, the above consequences would not apply and both Cendant and holders of Cendant common stock who received shares of our common stock in the distribution could be subject to tax, as described below. In addition, future events that may or may not be within Cendant’s or our control, including extraordinary purchases of Cendant common stock or our common stock, could cause the distribution not to qualify as tax free to Cendant and/or holders of Cendant common stock. Depending on the circumstances, we may be required to indemnify Cendant for some or all of the taxes and losses resulting from the distribution and certain related transactions not qualifying as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code. See “Certain Relationships and Related Party Transactions—Agreement with Cendant, Wyndham Worldwide and the Travel Distribution Services company—Tax Sharing Agreement.”

If the distribution were to fail to qualify as a reorganization, then:

•	Cendant would recognize gain in an amount equal to the excess of the fair market value of Realogy common stock on the date of the distribution distributed to Cendant stockholders (including any fractional shares sold on behalf of the stockholder) over Cendant’s adjusted tax basis in our stock;

•	each Cendant stockholder who received Realogy common stock in the distribution would be treated as having received a taxable distribution in an amount equal to the fair market value of such stock (including any fractional shares sold on behalf of the stockholder) on the distribution date. That distribution would be taxable to the stockholder as a dividend to the extent of Cendant’s current and accumulated earnings and profits. Any amount that exceeded Cendant’s earnings and profits would be treated first as a non-taxable return of capital to the extent of the Cendant stockholder’s tax basis in its Cendant common stock with any remaining amounts being taxed as capital gain;

•	certain stockholders would be subject to additional special rules governing taxable distributions, such as those that relate to the dividends received deduction and extraordinary dividends; and

•	a stockholder’s tax basis in Realogy common stock received generally would equal the fair market value of Realogy common stock on the distribution date, and the holding period for that stock would begin the day after the distribution date. The holding period for the stockholder’s Cendant common stock would not be affected by the fact that the distribution was taxable.

Even if the distribution, together with certain related transactions, otherwise qualifies as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code, it could be taxable to Cendant under Section 355(e) of the Code if one or more persons were to acquire directly or indirectly stock representing a 50% or greater interest by vote or value, in Cendant or us during the four-year period beginning on the date which is two years before the date of the distribution, as part of a plan or series of related transactions that includes the distribution. If such an acquisition of our stock or Cendant’s stock were to trigger the application of Section 355(e), Cendant would recognize taxable gain as described above, but the distribution would be tax free to each Cendant stockholder.

In connection with the distribution, we, Cendant and the other separated companies will enter into a Tax Sharing Agreement pursuant to which we and the other separated companies each will agree to be responsible for certain liabilities and obligations following the distribution. Our indemnification obligations will include a covenant to indemnify Cendant for any losses that it and its subsidiaries incur as a result of any action, misrepresentation or omission by us or one of our subsidiaries that causes the distribution of our common stock by Cendant to fail to qualify as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code. We also will be responsible for 50% of any taxes resulting from the failure of the distribution, together with certain related transactions, to qualify as such a reorganization for U.S. federal income tax purposes, which failure is not due to the actions, misrepresentations or omissions of us, any of the other separated companies or our respective subsidiaries. In addition, even if we were not contractually required to indemnify Cendant for tax liabilities if the distribution, together with certain related transactions, were to fail to qualify as such a reorganization for U.S. federal income tax purposes, we nonetheless could be legally liable under applicable tax law for such liabilities if Cendant were to fail to pay them. See “Certain Relationships and Related Party Transactions—Agreement with Cendant, Wyndham Worldwide and the Travel Distribution Services company—Tax Sharing Agreement” for a more detailed discussion of the Tax Sharing Agreement.

The foregoing is a summary of certain U.S. federal income tax consequences of the distribution under current law and is for general information only. The foregoing does not purport to address all U.S. federal income tax consequences or tax consequences that may arise under the tax laws of other jurisdictions or that may apply to particular categories of stockholders. Each Cendant stockholder should consult its tax advisor as to the particular tax consequences of the distribution to such stockholder, including the application of U.S. federal, state, local and foreign tax laws, and the effect of possible changes in tax laws that may affect the tax consequences described above.

Market for Common Stock

There is currently no public market for our common stock. A condition to the distribution is the listing on the NYSE of our common stock. We intend to apply to list our common stock on the NYSE under the symbol “H.”

Trading Between the Record Date and Distribution Date

Beginning on or shortly before the record date and continuing up to and including through the distribution date, there will be two markets in Cendant common stock: a “regular-way” market and an “ex-distribution” market. Shares of Cendant common stock that trade on the regular way market will trade with an entitlement to shares of our common stock distributed pursuant to the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to shares of our common stock distributed pursuant to the distribution. Therefore, if you sell shares of Cendant common stock in the “regular-way” market through the distribution date, you will be selling your right to receive shares of Realogy common stock in the distribution. If you own shares of Cendant common stock at the close of business on the record date and sell those shares on the “ex-distribution” market, up to and including through the distribution date, you will still receive the shares of our common stock that you would be entitled to receive pursuant to your ownership of the shares of Cendant common stock.

Furthermore, beginning on or shortly before the record date and continuing up to and including through the distribution date, there will be a “when-issued” market in our common stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when- issued” trading market will be a market for shares of our common stock that will be distributed to Cendant stockholders on the distribution date. If you owned shares of Cendant common stock at the close of business on the record date, you would be entitled to shares of our common stock distributed pursuant to the distribution. You may trade this entitlement to shares of our common stock, without the shares of Cendant common stock you own, on the “when-issued” market. On the first trading day following the distribution date, “when issued” trading with respect to our common stock will end and “regular-way” trading will begin.

Conditions to the Distribution

We expect that the distribution will be effective on                     , 2006, the distribution date, provided that, among other conditions described in this information statement, the following conditions shall have been satisfied or, if permissible under the Separation and Distribution Agreement, waived by Cendant:

•	the SEC shall have declared effective our registration statement on Form 10, of which this information statement is a part, under the Exchange Act, and no stop order relating to the registration statement is in effect;

•	all permits, registrations and consents required under the securities or blue sky laws of states or other political subdivisions of the United States or of other foreign jurisdictions in connection with the distribution shall have been received;

•	Cendant shall have received a legal opinion of Skadden, Arps, Slate, Meagher & Flom LLP substantially to the effect that the distribution, together with certain related transactions, should qualify as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code;

•	our entry into various new debt facilities with a syndicate of financial institutions as described in “Description of Material Indebtedness;”

•	the listing of our common stock on the NYSE shall have been approved, subject to official notice of issuance;

•	the Cendant Board shall have received an opinion from Duff & Phelps LLC to the effect that we and Cendant will each be solvent and adequately capitalized immediately after the distribution and that Cendant has sufficient surplus under Delaware law to declare the dividend of Realogy common stock;

•	the Cendant Board shall have received an opinion from Evercore Group L.L.C. to the effect that, as of the date of such opinion, the distribution is fair, from a financial point of view, to the stockholders of Cendant;

•	any material government approvals and other consents necessary to consummate the distribution shall have been received;

•	the securitization programs related to our relocation business shall have been amended to permit our separation from Cendant; and

•	no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the transactions related thereto, including the transfers of assets and liabilities contemplated by the Separation and Distribution Agreement, shall be in effect.

The fulfillment of the foregoing conditions does not create any obligations on Cendant’s part to effect the distribution, and the Cendant Board has reserved the right, in its sole discretion, to amend, modify or abandon the distribution and related transactions at any time prior to the distribution date. Cendant has the right not to complete the distribution if, at any time, the Cendant Board determines, in its sole discretion, that the distribution is not in the best interests of Cendant or its stockholders or that market conditions are such that it is not advisable to separate the Real Estate Services businesses from Cendant.

Reasons for the Separation

The Cendant Board regularly reviews the various businesses that Cendant conducts to ensure that Cendant’s resources are properly being put to use in a manner that is in the best interests of Cendant and its stockholders. Over the last several years, Cendant has achieved increased revenues and earnings. During that time, however, Cendant has found that any real or perceived negative issue at any one of its business units has usually obscured the performance of Cendant as a whole. To this end, the Cendant Board evaluated a number of strategic alternatives to increase value and concluded that a separation would be the most feasible and the most financially attractive approach. The Cendant Board believes that creating four companies each of which is focused on one industry is the best way to unlock the full value of Cendant’s businesses in both the short and long term. There will be one company for each of Cendant’s Real Estate Services, Hospitality Services (including Timeshare Resorts), Travel Distribution Services and Vehicle Rental businesses.

Cendant believes that the separation of its businesses provides each separated company, including us, with certain opportunities and benefits. The following are some of the opportunities and benefits that the Cendant Board considered in preliminarily approving the separation:

•	Although there can be no assurance, Cendant believes that over time following the separation, the common stock of the separated companies should have a higher aggregate market value, on a fully distributed basis and assuming the same market conditions, than if Cendant were to remain under its current configuration. The Cendant Board believes that such value increase in the common stock should enhance the value of equity-based compensation for each separated company’s employees and should permit each separated company to effect future acquisitions with such common stock, in a manner that preserves capital with significantly less dilution of the existing stockholders’ interests than would occur by issuing pre-distribution Cendant common stock, in each case resulting in a real and substantial benefit for the companies. Further, the Cendant Board believes that the separation will allow each separated company to maintain a sharper focus on its core business and growth opportunities, which will allow each separated company to be better able to make the changes to its business necessary for it to respond to the industry in which it operates.

•	Allowing the management of each separated company to design and implement corporate policies and strategies that are based primarily on the business characteristics of that company and to concentrate its financial resources wholly on its own operations.

•	Each separated company will maintain a sharper focus on its core business and growth opportunities, which will allow each separated company to be better able to make the changes to its business necessary for each such company to respond to developments in the industry in which each company operates. In addition, after the separation, the businesses within each company will no longer need to compete internally for capital with businesses operating in other industries.

•	Each separated company will have a capital structure designed to meet its needs. Our capital structure is expected to facilitate the acquisitions (including, possibly, acquisitions using Realogy common stock as currency), joint ventures, partnerships and internal expansion that are important for us to remain competitive in our industry. Cendant believes that our stock should be an attractive acquisition currency for the typical seller of a business to us. Cendant believes that this should provide Realogy with the ability to finance acquisitions with equity in a manner that preserves capital with significantly less dilution of its stockholders’ interests than would occur by issuing pre-distribution Cendant common stock.

•	The separation will provide investors with four investment options that may be more attractive to investors than the investment option of one combined company. Separating Cendant into four publicly traded companies will provide investors with the opportunity to invest in each of the separated companies individually. The Cendant Board believes that certain investors may want to invest only in companies that are focused on only one industry and that the demand for the separated companies by such investors may increase the demand for each company’s shares relative to the demand for Cendant’s shares. The separation is intended to reduce the complexities surrounding investor understanding and give current investors in Cendant the ability to choose how to diversify their Cendant holdings.

•

The separation will permit the creation of equity securities, including options and restricted stock units, for each of the companies with a value that is expected to reflect more closely the efforts and performance of each company’s management. Such equity securities should enable each company to provide incentive compensation arrangements for its key employees that are directly related to the market performance of each company’s common stock, and Cendant believes such equity-based compensation arrangements should provide enhanced incentives for performance and improve the ability for each company to attract, retain and motivate qualified personnel.

The Cendant Board expects to receive an opinion from Evercore Group L.L.C. to the effect that, as of the date of such opinion, the distribution is fair, from a financial point of view, to the stockholders of Cendant. In addition, the Cendant Board also expects to receive an opinion from Duff & Phelps, LLC to the effect that Realogy and Cendant will each be solvent and adequately capitalized immediately after the distribution and that Cendant has sufficient surplus under Delaware law to declare the dividend of Realogy common stock.

In view of the wide variety of factors considered in connection with the evaluation of the separation and the complexity of these matters, the Cendant Board did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to the factors considered. The individual members of the Cendant Board likely may have given different weights to different factors.

Opinion of Evercore Group L.L.C.

Cendant expects Evercore to provide to the Cendant Board a written opinion with respect to the fairness, from a financial point of view, to holders of shares of Cendant common stock of the distribution of the shares of Realogy common stock to such holders. Evercore will provide the fairness opinion for the information and assistance of the Cendant Board in connection with the Board’s consideration of whether to declare the distribution. The fairness opinion will not constitute a recommendation to any Cendant stockholder as to how such holder should respond to the distribution and therefore will not constitute a recommendation as to whether such holder should hold or sell shares of Cendant common stock or shares of Realogy common stock. A copy of the fairness opinion that Evercore is expected to deliver to the Cendant Board will be attached to this information statement as Annex A.

For purposes of the fairness opinion and the analyses underlying the fairness opinion, Evercore will assume and rely upon, without assuming any responsibility for independent verification of, the accuracy and completeness of publicly available information and of the information supplied or otherwise made available to, discussed with or reviewed by Evercore. To enable Evercore to perform the analyses underlying the fairness opinion, members of Cendant’s management will provide Evercore with certain financial projections (including Cendant’s outlook with respect to the long-term growth prospects of Cendant’s businesses) relating to Cendant and Realogy. Evercore will assume that the financial projections have been reasonably prepared on bases reflecting the best available estimates and good faith judgments of the future competitive, operating and regulatory environments and financial performances of Cendant and Realogy. Additionally, Evercore will rely upon the assessments of Cendant’s management with respect to the business, operational and strategic risks, incremental costs and incremental cost savings arising from the distribution.

Evercore will not make or assume any responsibility for making any independent valuation or appraisal of the assets or liabilities of Cendant or any of its subsidiaries, and Evercore will not be furnished with any such valuations or appraisals. In addition, Evercore will not evaluate the solvency or fair value of Cendant or any of its subsidiaries or of Realogy or any of its subsidiaries under any state or federal laws relating to bankruptcy, insolvency or similar matters. For the purposes of its analyses, Evercore will assume that the distribution, together with certain related transactions, will qualify as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code and, accordingly, that, for U.S. federal income tax purposes: (x) no income, gain or loss will be recognized by Cendant stockholders as a result of the receipt of Realogy common stock pursuant to the distribution, except with respect to any cash received in lieu of fractional shares of Realogy common stock and (y) no gain or loss will be recognized by Cendant or Realogy upon the distribution of Realogy common stock and no amount will be includible in the income of Realogy or Cendant as a result of the distribution and certain related transactions other than taxes arising out of internal restructuring transactions undertaken in connection with the separation and with respect to any “excess loss account” or “intercompany transaction” required to be taken into account by Cendant under Treasury regulations relating to consolidated federal income tax returns which will be assumed to be not in excess of the aggregate amounts estimated by the management of Cendant and provided to Evercore in connection with its analysis. Evercore will assume that all necessary governmental and regulatory and other approvals or consents (contractual or otherwise) for the distribution have been or will be timely obtained or made and that no restrictions will be imposed or costs incurred that will have an adverse effect on Cendant and its subsidiaries or on Realogy and its subsidiaries following the distribution. Evercore will further assume that the distribution will comply with all applicable U.S. federal and state laws and foreign laws, including, without limitation, laws relating to the payment of dividends, bankruptcy, insolvency, reorganization, fraudulent conveyance, fraudulent transfer and other similar laws affecting the rights of creditors. Evercore is not a legal, regulatory, accounting or tax expert and will assume the accuracy and completeness of assessments by Cendant and its advisors with respect to legal, regulatory, accounting and tax matters.

Evercore was not authorized to solicit, and did not solicit, any proposals from any third parties for the acquisition of any of the assets or businesses of Cendant or any of its subsidiaries, and Evercore did not make any determination as to whether any such proposals could be obtained if solicited. Evercore did not consider and therefore Evercore’s fairness opinion will not address the relative merits of the distribution as compared to other business strategies that might be available to Cendant and the underlying business decision of Cendant to proceed with the distribution.

Evercore’s fairness opinion will not express any view as to the prices at which the shares of Cendant common stock or the shares of Realogy common stock will trade following the separation. The actual values of and prices at which the shares of Cendant common stock and the shares of Realogy common stock will trade following the separation will depend on a variety of factors including, without limitation, prevailing interest rates, dividend rates, market conditions, general economic conditions and other factors that generally influence the prices of securities. Evercore’s fairness opinion will not address whether the aggregate market value of the outstanding shares of Cendant common stock and the outstanding shares of Realogy common stock following the separation will exceed the aggregate market value of the outstanding shares of Cendant common stock at any time prior to the separation or the aggregate market value of the outstanding shares of Cendant common stock in the absence of the separation. The shares of Cendant common stock and the shares of Realogy common stock may, after the distribution, initially trade at prices below those at which they would trade on a fully distributed basis.

Evercore’s fairness opinion will necessarily be based on economic, market and other conditions as in effect on, and the information made available to Evercore as of, the date of delivery of the fairness opinion. It should be understood that subsequent developments may affect Evercore’s fairness opinion and that Evercore will not have any obligation to update, revise or reaffirm its fairness opinion.

Cendant engaged Evercore to act as a financial advisor to the Cendant Board in connection with the distribution of shares of Realogy common stock to holders of Cendant common stock based on Evercore’s qualifications, experience and reputation and Evercore’s knowledge of Cendant’s businesses. Evercore is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses in connection with mergers and acquisitions, leveraged buyouts, competitive biddings, private placements and valuations for corporate and other purposes.

The Evercore engagement letter with Cendant provides that, for its services, Evercore is entitled to receive from Cendant a fee of $15 million payable in three equal installments, each of which is payable upon the consummation of a distribution contemplated by the separation plan. The engagement letter also provides that Evercore will be reimbursed for its reasonable expenses and be indemnified against certain liabilities arising out of Evercore’s engagement.

Opinion of Duff & Phelps, LLC

Duff & Phelps, LLC was engaged by Cendant to provide to the Cendant Board a written opinion as to the sufficiency of the surplus of Cendant under Delaware law to make the distribution of Realogy common stock and as to the solvency and capitalization of each of Cendant and Realogy after giving effect to the distribution. On October 23, 2005, Duff & Phelps made a presentation to the Cendant Board summarizing its preliminary conclusions, based on information available to Duff & Phelps as of October 23, 2005, with respect to the solvency and capitalization of each of Cendant and Realogy and with respect to the surplus of Cendant. Cendant expects that Duff & Phelps will deliver to the Cendant Board a written opinion that provides final conclusions that are consistent with the preliminary conclusions presented to the Cendant Board on October 23, 2005. Duff & Phelps has informed Cendant and the Cendant Board that Duff & Phelps intends to continue to monitor both market conditions and the operating performance and financial condition of each of Cendant and Cendant’s Real Estate Services businesses, as such market conditions, operating performance and financial condition relate to such written opinion. In its October 23, 2005 presentation to the Cendant Board, Duff & Phelps preliminarily concluded that:

(1)	Immediately prior to the distribution, Cendant would have adequate surplus under Delaware General Corporation Law to effect the distribution, and

(2)	After giving effect to the distribution, Cendant and Realogy would be solvent and adequately capitalized.

Duff & Phelps noted that its preliminary conclusions were based on discussions with management of Cendant and Cendant’s Real Estate Services businesses and on market conditions and the operating performance and financial condition of each of Cendant and Cendant’s Real Estate Services businesses as such market conditions, operating performance and financial condition existed as of October 23, 2005. Duff & Phelps also noted that it had sufficient time, access to information and access to management to prepare its preliminary conclusions.

Cendant expects that Duff & Phelps will provide final conclusions that will confirm Duff & Phelps’ preliminary conclusions and will deliver to Cendant a written opinion as to the sufficiency of the surplus of Cendant under Delaware law to make the distribution of Realogy common stock and as to the solvency and capitalization of each of Cendant and Realogy after giving effect to the distribution. A the opinion that Duff & Phelps is expected to deliver to the Cendant Board will be attached to this information statement as Annex B. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Duff & Phelps in connection with the opinion. You should read the opinion carefully and in its entirety. Any such opinion provided by Duff & Phelps will be provided for the information and assistance of the Cendant Board. Duff & Phelps has indicated that the Board of Directors of Realogy may rely on any such opinion provided to Cendant. Duff & Phelps’ final conclusions as set forth in any such final opinion will be dependent upon the market conditions, operating performance and financial condition of Cendant and Cendant’s Real Estate Services businesses as of the time such written opinion is provided. Accordingly, changes in such market conditions, operating performance and financial condition that may occur between October 23, 2005 and the date such written opinion is provided could impact Duff & Phelps’ ability to provide final conclusions that are consistent with the preliminary conclusions presented to the Cendant Board on October 23, 2005.

In preparing its preliminary and final conclusions, Duff & Phelps undertook or will undertake, as applicable, a number of investigations and analyses that it deemed or will deem, as applicable, appropriate, including meetings with senior management regarding the history, current operations, future outlook and “contingent and other liabilities” of Cendant and Realogy; analyses of financial, market and transaction information on public companies deemed or to be deemed, as applicable, comparable to each of Cendant and Realogy and on transactions deemed or to be deemed, as applicable, comparable to the separation of Realogy from Cendant; and a review of industry information and trends germane to each of Cendant’s and Realogy’s businesses. In addition, in preparing its preliminary and final conclusions, Duff & Phelps’ reviewed or will review, as applicable,

Cendant’s annual reports, filings with the SEC and audited and unaudited historical financial statements; certain internally prepared financial reports, including financial projections for Cendant and Realogy; and presentations delivered to the Cendant Board by certain of Cendant’s other financial advisors.

Duff & Phelps relied and will rely upon, as applicable, the accuracy and completeness of all of the financial, accounting, tax and other information discussed or to be discussed, as applicable, with Duff & Phelps or reviewed or to be reviewed, as applicable, by Duff & Phelps and assumed and will assume, as applicable, such accuracy and completeness for purposes of expressing its preliminary conclusions on October 23, 2005 and subsequently rendering any written final opinion. In that regard, Duff &Phelps assumed and will assume, as applicable, with Cendant’s consent, that certain internal analyses and forecasts for Cendant and Cendant’s Real Estate Services businesses prepared by management of Cendant and Cendant’s Real Estate Services businesses have been prepared or will be prepared, as applicable, on a basis reflecting the best currently available estimates and judgments of Cendant and Cendant’s Real Estate Services businesses. In addition, Duff & Phelps did not and will not make an independent evaluation or appraisal of the assets and liabilities of Cendant and Cendant’s Real Estate Services businesses and Duff & Phelps was not and is not expected to be furnished with any such evaluation or appraisal.

Cendant specifically requested that Duff & Phelps preliminarily and finally determine whether, as of the date of the distribution and after giving effect to the distribution:

(1)	The “fair saleable value” of the assets of each of Cendant and Realogy, as applicable, exceeds the sum of its respective liabilities, including all contingent and other liabilities;

(2)	The “present fair saleable value” of the assets of each of Cendant and Realogy, as applicable, exceeds the amount that will be required to pay its respective probable liabilities, including all contingent and other liabilities, on its respective existing debts as such debts become absolute and matured;

(3)	Each of Cendant and Realogy, as applicable, will not have an unreasonably small amount of capital for the respective businesses in which it is engaged or is proposed to be engaged following the distribution, based on discussions with management of Cendant or Realogy, as applicable;

(4)	Each of Cendant and Realogy, as applicable, will be able to pay its respective liabilities, including all “contingent and other liabilities”, as they become absolute and matured;

(5)	The fair saleable value of Cendant’s assets exceeds the value of its liabilities, including all contingent and other liabilities, by an amount that is greater than its stated capital amount (pursuant to Section 154 of the Delaware General Corporation Law); and

(6)	The sum of the assets of each of Cendant and Realogy, as appropriate, at fair valuation is greater than all its respective debts at fair valuation.

For the purposes of preparing its preliminary conclusions and final conclusions, Duff & Phelps defined the following terms and phrases as follows:

•	“Fair saleable value” means the aggregate amount of net consideration (as of the date of the preliminary conclusions or the Duff & Phelps’ opinion, as applicable), after giving effect to reasonable costs of sale or taxes, where the probable amount of any such taxes is disclosed to Duff & Phelps by Cendant, that could be expected to be realized from an interested purchaser by a seller, in an arm’s-length transaction under present conditions in a current market for the sale of assets of a comparable business enterprise, where both parties are aware of all relevant facts and neither party is under any compulsion to act, where such seller is interested in disposing of the entire operation as a going concern, presuming the business will be continued in its present form and character, and with reasonable promptness, not to exceed one year.

•

“Present fair saleable value” means the aggregate amount of net consideration (as of the date of the preliminary conclusions or the Duff & Phelps’ opinion, as applicable) after giving effect to reasonable costs of sale or taxes, where probable amount of any such taxes is disclosed to Duff & Phelps by Cendant, that could be expected to be realized from an interested purchaser by a seller, in an arm’s-length transaction under present conditions in a current market for the sale of assets of a comparable business enterprise, where both parties are aware of all relevant facts and neither party is under any compulsion to act, where such seller is interested in disposing of the entire operation as a going concern, presuming the business will be continued in its present form and character, and with reasonable promptness, not to exceed six months.

•	“Liabilities, including all contingent and other liabilities” has the meanings that are generally determined in accordance with applicable federal laws governing determinations of the insolvency of debtors.

•	“Contingent and other liabilities” means contingent and other liabilities as either publicly disclosed, set forth in written materials delivered to Duff & Phelps by Cendant or Realogy or identified to Duff & Phelps by officers or representatives of Cendant or Realogy.

•	“Not have an unreasonably small amount of capital for their respective businesses in which they are engaged or proposed to be engaged” and “able to pay their respective liabilities, including all contingent and other liabilities, as they mature” means that Cendant or Realogy, as applicable, will be able to generate enough cash from operations, planned asset dispositions, refinancing or a combination thereof to meet its respective obligations (including all contingent and other liabilities) as they become due.

For the purposes of preparing its preliminary and final conclusions, Duff & Phelps conducted or will conduct, as applicable, “balance sheet tests” to determine whether, as of the date of the distribution and after giving effect to the distribution, (i) the fair saleable value and the present fair saleable value, as applicable, of the assets of each of Cendant and Realogy would exceed, as applicable, the sum of the respective liabilities, including all contingent and other liabilities, or the amount that would be required to pay its respective probable liabilities, including all contingent and other liabilities, on the respective existing debt of each of Cendant and Realogy as such liabilities become absolute and matured; (ii) the sum of the assets of each of Cendant and Realogy, as applicable, at fair valuation would be greater than the respective expected debts of each of Cendant and Realogy at fair valuation; and (iii) the fair saleable value of the assets of Cendant would exceed the value of its expected liabilities, including all contingent and other liabilities, by an amount that is greater than its stated capital amount pursuant to Section 154 of the Delaware General Corporation Law. Duff & Phelps has tailored or will tailor, as applicable, the balance sheet tests so as to enable Duff & Phelps to reach a conclusion with respect to each of the determinations that Duff & Phelps has been requested to make. As the first part of a balance sheet test, Duff & Phelps used and will use, as applicable, various methodologies, including a discounted cash flow analysis and an analysis of the trading multiples for comparable, public companies and companies involved in merger and acquisition transactions, to estimate the enterprise values of each of Cendant and Realogy, as applicable. As the second part of a balance sheet test, Duff & Phelps compared or will compare, as applicable, the enterprise values of each of Cendant and Realogy, as applicable, to the respective liabilities, including all contingent and other liabilities, expected to be allocated to each of Cendant and Realogy, as applicable. As part of its preliminary conclusions, Duff & Phelps determined that, based on information available to it on October 23, 2005, as of the expected date of the distribution and after giving effect to the distribution on the terms described to Duff & Phelps, that each of Cendant and Realogy, as applicable, would pass the balance sheet tests.

For the purposes of preparing its preliminary and final conclusions, Duff & Phelps conducted or will conduct, as applicable, “capital adequacy tests” to determine whether, after giving effect to the distribution, each of Cendant and Realogy, as applicable, would not have an unreasonably small amount of capital for the respective businesses in which it is engaged or is proposed to be engaged following the consummation of the distribution, based on discussions with management of Cendant or Realogy, as applicable. The capital adequacy test involves the analysis of detailed cash flow projections for each of Cendant and Realogy and an analysis of the respective debt capacities and abilities to access the capital markets of each of Cendant and Realogy to estimate current and projected sources of capital to operate its respective businesses and an analysis of current and projected capital needs of each of Cendant and Realogy. As part of the capital adequacy test, Duff & Phelps compared or will compare, as applicable, the ability of each of Cendant and Realogy to satisfy its respective current and projected, as applicable, capital needs from its respective current and projected, as applicable, capital sources. Duff & Phelps also compared or will compare, as applicable, the respective current and projected, as applicable, capital needs of each of Cendant and Realogy to the capital needs of similar publicly traded companies.

For the purposes of preparing its preliminary and final conclusions, Duff & Phelps conducted or will conduct, as applicable, “cash flow tests” to determine whether, after giving effect to the distribution, each of Cendant and Realogy would be able to pay its respective liabilities, including all contingent and other liabilities, as they become absolute and matured. As part of the cash flow tests, Duff & Phelps analyzed or will analyze, as applicable, detailed cash flow projections of the payment of liabilities, including all contingent and other liabilities, by each of Cendant and Realogy and analyzed or will analyze, as applicable, the ability of each of Cendant and Realogy to produce free cash flow, sell assets and access the capital markets to meet its respective liabilities. In addition, Duff & Phelps analyzed or will analyze, as applicable, various cash flow coverage ratios based on the projections.

As part of both the cash flow and capital adequacy tests, Duff & Phelps conducted or will conduct, as applicable, sensitivity analyses using financial assumptions that represent reasonable downside scenarios versus the base case financial assumptions that Duff & Phelps analyzed or will analyze, as applicable. Duff & Phelps compared and will compare, as applicable, the assumptions under these sensitivity analyses to company-specific or industry performance metrics under historical industry “shocks” or economic downturns. Based on these analyses, Duff & Phelps assessed or will assess, as applicable, the ability of each of Cendant and Realogy to weather a future industry shock or economic downturn. As part of its preliminary conclusions, Duff & Phelps concluded that, based on information available to Duff & Phelps on October 23, 2005, it is highly likely each of Cendant and Realogy could weather a disruption or downturn in its respective businesses. Cendant expects that at the time Duff & Phelps is expected to deliver the written opinion Duff & Phelps will be able to come to the same conclusion.

As part of its preliminary conclusions, Duff & Phelps determined that, based on information available to it on October 23, 2005, after giving effect to the distribution on the terms described to Duff & Phelps, that each of Cendant and Realogy would pass the capital adequacy and cash flow tests.

The preparation of an opinion of the type described above is a complex process and is not necessarily susceptible to a summary description. Selecting portions of the summary set forth above, without considering the summary as a whole, could create an incomplete view of the processes underlying Duff & Phelps’ opinion. In addition, analyses underlying opinions of the type described above are based upon forecasts of future results and therefore are not necessarily indicative of actual future results or financial condition. Because such analyses, which are based upon numerous factors or events beyond the control of the parties or their respective advisors, are inherently subject to uncertainty, none of Cendant, Realogy or Duff & Phelps or any other person assumes responsibility if future results or financial condition are different from those forecast.

Cendant selected Duff & Phelps to advise the Cendant Board on the above-described matters because Duff & Phelps is a nationally recognized, independent financial advisory firm that has substantial experience in providing fairness and solvency opinions in connection with transactions similar to the proposed distribution.

Duff & Phelps has provided certain financial advisory services to Cendant and its affiliates from time to time in connection with certain financial reporting requirements for which services Duff & Phelps has received compensation. Duff & Phelps also may provide certain services to Cendant, Realogy and their respective affiliates in the future for which services Duff & Phelps expects to receive compensation.

The Duff & Phelps engagement letter with Cendant provides that, for its services, Duff & Phelps is entitled to receive from Cendant a fee of $1.2 million due and payable as follows: $200,000 upon execution of the engagement letter, $400,000 on October 31, 2005 and $600,000 upon notice that Duff & Phelps is prepared to deliver its opinion. The engagement letter also provides that Duff & Phelps be reimbursed for its reasonable out-of-pocket expenses and be indemnified against various liabilities.

Reason for Furnishing this Information Statement

This information statement is being furnished solely to provide information to Cendant stockholders who are entitled to receive shares of Realogy common stock in the distribution. The information statement is not, and is not to be construed as an inducement or encouragement to buy, hold or sell any of our securities. We believe that the information in this information statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither Cendant nor we undertake any obligation to update such information except in the normal course of our respective public disclosure obligations.

DIVIDEND POLICY

The declaration and payment of future dividends to holders of our common stock will be at the discretion of our Board of Directors and will depend upon many factors, including our financial condition, earnings, capital requirements of our businesses, covenants associated with certain debt obligations, legal requirements, regulatory constraints, industry practice and other factors that the Board of Directors deems relevant. There can be no assurance that we will continue to pay any dividend once we commence the payment of dividends.

CAPITALIZATION

The following table, which should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and accompanying notes included elsewhere herein, sets forth our cash and cash equivalents, secured assets and combined capitalization as of December 31, 2005 on an historical basis and on a pro forma basis after giving effect to the following planned transactions:

•	the formation of Realogy Corporation and a contribution of all the assets and liabilities, including the entities holding all of the assets and liabilities of Cendant’s real estate services businesses,

•	the planned distribution of our common stock to Cendant stockholders by Cendant (assuming a four to one distribution ratio) and the related transfer (and resultant tax impact) of certain corporate assets and liabilities (for which we are expected to assume approximately 50%) to us from Cendant (including those relating to unresolved tax and legal matters, which may not be resolved for several years),

•	$700 million of planned borrowings under a new term loan facility,

•	$1,225 million of planned borrowings under a new interim loan facility,

•	$250 million of planned borrowings under a new $800 million revolving credit facility,

•	the funding of $14 million of anticipated fees and costs associated with the above planned borrowings,

•	the expected transfer of $2,175 million to Cendant, representing the proceeds received in connection with the above planned borrowings, and

•	the elimination of intercompany balances approximating $440 million due to Cendant.

The pro forma adjustments are based upon available information and assumptions that we believe are reasonable; however, such adjustments are subject to change based upon the finalization of the terms of the separation and the underlying separation agreements. The pro forma adjustments do not reflect estimates for any contingent assets that we may be entitled to receive upon positive resolution of certain unresolved matters.

	December 31, 2005
	Historical	Pro Forma
	(in millions)
Cash and cash equivalents	$36	$22

Secured assets (*)	$856	$856

Secured obligations	$757	$757

Unsecured debt:
Revolving credit facility	—	250
Term loan	—	700
Interim loan facility	—	1,225

	—	2,175

Invested equity	3,567	1,346

Total capitalization	$4,324	$4,278

(*)	Represents the portion of relocation receivables and advances, relocation properties held for sale and other related assets that collateralize our secured obligations.

SELECTED HISTORICAL COMBINED FINANCIAL DATA

The following table presents our selected historical combined financial data and operating statistics. The combined statement of income data for each of the years in the three-year period ended December 31, 2005 and the combined balance sheet data as of December 31, 2005 and 2004 have been derived from our audited combined financial statements included elsewhere herein. The combined statement of income data for the years ended December 31, 2002 and 2001 and the combined balance sheet data as of December 31, 2003, 2002 and 2001 are derived from the unaudited combined financial statements not included elsewhere herein. The unaudited combined financial statements have been prepared on the same basis as the audited combined financial statements and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth herein.

The selected historical combined financial data and operating statistics presented below should be read in conjunction with our combined financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere herein. Our combined financial information may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented, including changes that will occur in our operations and capitalization as a result of the separation and distribution from Cendant. Refer to “Unaudited Pro Forma Condensed Combined Financial Statements” for a further description of the anticipated changes.

	As of or For the Year Ended December 31,
	2005	2004	2003	2002	2001
	(In millions, except operating statistics)
Statement of Income Data:
Net revenue	$7,139	$6,549	$5,532	$4,117	$1,102
Total expenses	6,101	5,548	4,672	3,574	669

Income before income taxes	1,038	1,001	860	543	433
Provision for income taxes	408	379	285	186	143
Minority interest, net of tax	3	4	6	9	15

Net income	$627	$618	$569	$348	$275

Balance Sheet Data:
Secured assets(a)	$856	$497	$485	$101	$—
Total assets	5,439	5,015	4,769	4,051	3,166
Secured obligations	757	400	400	80	—
Mandatorily redeemable preferred interest	—	—	—	375	375
Invested equity	3,567	3,552	2,973	2,405	1,520

Operating Statistics:
Real Estate Franchise Services
Closed homesale sides—franchisees(b), (c)	1,848,000	1,814,165	1,686,434	1,571,535	1,494,659
Closed homesale sides—NRT pre-acquisition(b), (d)				111,363	357,492
Average homesale price(e), (f)	$224,486	$197,547	$175,347	$169,727	$176,441
Average homesale brokerage commission rate(e), (g)	2.51%	2.56%	2.62%	2.65%	2.66%
Net effective royalty rate(e), (h)	4.69%	4.69%	4.77%	5.04%	5.26%
Royalty per side(i)	$271	$247	$228	$216	$204

Company Owned Real Estate Brokerage Services(j)
Closed homesale sides(b)	468,248	488,658	476,627	347,896	—
Average homesale price(f)	$470,538	$407,757	$341,050	$314,704	—
Average homesale brokerage commission rate(g)	2.49%	2.53%	2.58%	2.63%	—
Gross commission income per side(k)	$12,100	$10,635	$9,036	$8,535	—

Relocation Services
Initiations(l)	121,717	115,516	111,184	112,140	139,780
Referrals(m)	91,787	89,416	82,942	83,317	86,644

	As of or For the Year Ended December 31,
	2005	2004	2003	2002	2001
	(In millions, except operating statistics)

Title and Settlement Services(n)
Purchase title and closing units(o)	148,316	144,699	143,827	101,252	—
Refinance title and closing units(p)	51,903	55,909	117,674	60,450	—
Average price per closing unit(q)	$1,384	$1,262	$1,033	$1,096	—

(a)	Represents the portion of relocation receivables and advances, relocation properties held for sale and other related assets that collateralize our secured obligations. Refer to Note 9 to our Combined Financial Statements for further information.
(b)	A closed homesale side represents either the “buy” side or the “sell” side of a homesale transaction.
(c)	These amounts include only those relating to third-party franchisees and do not include amounts relating to the Company Owned Real Estate Brokerage Services segment with the exception of amounts relating to the period January 1, 2002 through April 16, 2002 and for the entire fiscal year of 2001, representing periods prior to our acquisition of NRT on April 17, 2002.
(d)	These amounts include only those relating to the Company Owned Real Estate Brokerage Services segment for the periods prior to our acquisition of NRT on April 17, 2002.
(e)	Amounts for the Real Estate Franchise Services segment include only those amounts related to third-party franchisees and do not include amounts related to the Company Owned Real Estate Brokerage Services segment with the exception of amounts relating to the period January 1, 2002 through April 16, 2002 and for the entire fiscal year of 2001, representing periods prior to our acquisition of NRT on April 17, 2002.
(f)	Represents the average selling price of closed homesale transactions.
(g)	Represents the average commission rate earned on either the “buy” side or “sell” side of a homesale transaction. Although our average homesale brokerage commission rate has moderated, the resultant impact has been offset by higher home sale prices and an increase in homesale volume.
(h)	Represents the average percentage of our franchisees’ commission revenues (excluding NRT) paid to the Real Estate Franchise Services segment as a royalty. Our net effective royalty rate continued to decline due to the fact that our larger franchisees earn greater volume incentives, which are provided in proportion to the gross commission income earned by the franchisee.
(i)	Represents net domestic royalties earned from our franchisees (excluding NRT) divided by the total number of our franchisees’ closed homesale sides.
(j)	NRT was acquired on April 17, 2002. Its results of operations have been included from the acquisition date forward. Our real estate brokerage business has a significant concentration of offices and transactions in geographic regions where home prices are at the higher end of the U.S. real estate market, particularly the east and west coasts. The real estate franchise business has franchised offices that are more widely dispersed across the United States than our real estate brokerage operations. Accordingly, operating results and homesale statistics may differ between our brokerage and franchise businesses based upon geographic presence and the corresponding homesale activity in each geographic region.
(k)	Represents gross commission income divided by closed homesale sides.
(l)	Represents the total number of transferees served by the relocation services business.
(m)	Represents the number of referrals from which we received revenue from real estate brokers.
(n)	This business was acquired on April 17, 2002. Its results of operations have been included from the acquisition date forward.
(o)	Represents the number of title and closing units processed as a result of a home purchases.
(p)	Represents the number of title and closing units processed as a result of homeowners refinancing their home loans.
(q)	Represents the average fee we earn on purchase title and refinancing title units.

In presenting the financial data above in conformity with general accepted accounting principles, we are required to make estimates and assumptions that affect the amounts reported. See “Critical Accounting Policies” included elsewhere herein for a detailed discussion of the accounting policies that we believe require subjective and complex judgments that could potentially affect reported results.

Between 2001 and 2005, we completed a number of acquisitions, the results of operations and financial position of which have been included from their acquisition dates forward. See Note 3 to our Combined Financial Statements for a discussion of the 2005, 2004 and 2003 acquisitions. In 2002, we acquired NRT for $230 million, which resulted in approximately $1.6 billion of goodwill, and 19 other residential real estate brokerage operations for $377 million, including Arvida Realty Services and The DeWolfe Companies, which collectively resulted in $288 million of goodwill. NRT generated net revenue of approximately $3.1 billion and $893 million and net loss of $53 million and $55 million during 2001 and through the date we acquired the business in 2002, respectively.

On an historical basis, we incurred amortization expense related to our acquired pendings and listings intangible assets of $23 million, $16 million, $17 million and $197 million in 2005, 2004, 2003 and 2002, respectively. We did not incur any such expense in 2001.

Additionally, during 2002, we adopted the non-amortization provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.” Accordingly, our results of operations for 2001 include $24 million of amortization expense related to goodwill and indefinite-lived intangible assets, while our results of operations for 2005, 2004, 2003 and 2002 do not reflect such amortization.

We incurred restructuring and other unusual charges of $124 million in 2001, which primarily consisted of (i) $95 million related to the funding of an irrevocable contribution to an independent technology trust responsible for providing technology initiatives for the benefit of our current and future real estate franchisees and (ii) $27 million related to various strategic initiatives generally aimed at improving the overall level of organizational efficiency, consolidating and rationalizing existing processes, and reducing cost structures in our real estate franchising and relocation services businesses.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The following Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2005 and the Unaudited Pro Forma Condensed Combined Statement of Income for the year ended December 31, 2005 have been derived from our historical combined financial statements and adjusted to give effect to the following transactions:

•	the formation of Realogy Corporation and a contribution of all the assets and liabilities, including the entities holding all of the assets and liabilities of Cendant’s real estate services businesses,

•	the planned distribution of our common stock to Cendant stockholders by Cendant (assuming a four to one distribution ratio) and the related transfer (and resultant tax impact) of certain corporate assets and liabilities (for which we are expected to assume approximately 50%) to us from Cendant (including those relating to unresolved tax and legal matters, which may not be resolved for several years),

•	$700 million of planned borrowings under a term loan facility we expect to enter into prior to our separation from Cendant,

•	$1,225 million of planned borrowings under a new interim loan facility we expect to enter into prior to our separation from Cendant,

•	$250 million of planned borrowings under an $800 million revolving credit facility we expect to enter into prior to our separation from Cendant,

•	the funding of $14 million of estimated financing costs expected to be incurred in connection with the above planned borrowings,

•	estimated incremental costs associated with operating as a separate public company,

•	estimated incremental interest expense associated with the planned borrowings, which is calculated using current rates in effect since such borrowings are not yet committed, and

•	the expected transfer of $2,175 million to Cendant, representing the proceeds received in connection with the above planned borrowings.

The section entitled “The Separation”, included elsewhere herein, provides a more detailed description of the separation of Realogy from Cendant.

The Unaudited Pro Forma Condensed Combined Balance Sheet assumes that the distribution and related transactions occurred on December 31, 2005 and the Unaudited Pro Forma Condensed Combined Statement of Income assumes that the distribution and related transactions occurred on January 1, 2005.

Management believes that the assumptions used to derive the Unaudited Pro Forma Condensed Combined Financial Statements are reasonable given the information available; however, such adjustments are subject to change based upon the finalization of the terms of the separation and the underlying separation agreements. The Unaudited Pro Forma Condensed Combined Financial Statements have been provided for informational purposes only and are not necessarily indicative of the financial condition or results of future operations or the actual financial condition or results that would have been achieved had the transactions occurred on the dates indicated. These Unaudited Pro Forma Condensed Combined Financial Statements (together with the footnotes thereto) should be read in conjunction with the information provided under the sections entitled “Business,” “Selected Historical Combined Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere herein and our audited historical combined financial statements and accompanying notes thereto, also included elsewhere herein.

The Unaudited Pro Forma Condensed Combined Statement of Income does not reflect certain pre-tax charges (which are currently estimated to be in the range of $120 million to $155 million) that are either non-recurring or are not directly attributable to the separation, which will impact net income within the 12 months following the transaction, the majority of which will be non-cash. Included within such range is (i) an estimate of $40 million to $50 million relating to the acceleration of certain Cendant equity awards and (ii) an estimate of $15 million to $25 million relating to restructuring activities to be undertaken in 2006, which are expected to benefit future periods (of which $10 million to $20 million relates to our real estate brokerage business). Additionally, the Unaudited Pro Forma Condensed Combined Statement of Income does not reflect any expenses associated with liabilities that may be required to be established for guarantees we expect to provide to Cendant in connection with the separation.

The Unaudited Pro Forma Condensed Combined Balance Sheet does not reflect liabilities that may be required to be established in connection with guarantees we expect to provide to Cendant in connection with the separation. Any such liabilities, which could be material, will reflect the fair value of the guarantees, which is currently being determined. Upon determination of the fair values, we expect to increase pro forma liabilities by such amount with a corresponding decrease to pro forma invested equity.

REALOGY CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2005

(in millions)

	Historical As Reported	Adjustments		Pro Forma
Assets
Current assets:
Cash and cash equivalents	$36	$(14	)(a)	$22
Trade receivables	112	—		112
Relocation receivables and advances	774	—		774
Relocation properties held for sale	97	—		97
Deferred income taxes	47	119	(b)	166
Other current assets	94	13	(c)	107

Total current assets	1,160	118		1,278

Property and equipment, net	304	30	(c)	334
Deferred income taxes	296	—		296
Goodwill	3,156	—		3,156
Franchise agreements, net	346	—		346
Trademarks and other intangibles, net	61	—		61
Other non-current assets	116	56	(d)	172

Total assets	$5,439	$204		$5,643

Liabilities and invested equity
Current liabilities:
Accounts payable	$130	$280	(e)	$410
Contingent tax liability due to former parent	—	317	(f)	317
Secured obligations	757	—		757
Due to Cendant, net	440	(440	)(g)	—
Accrued expenses and other current liabilities	492	—		492

Total current liabilities	1,819	157		1,976

Unsecured obligations	—	2,175	(h)	2,175
Non-current liabilities	53	93	(e)	146

Total liabilities	1,872	2,425		4,297

Total invested equity	3,567	(2,221	)(i)	1,346

Total liabilities and invested equity	$5,439	$204		$5,643

REALOGY CORPORATION

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2005

(a)	Represents the payment of anticipated fees and costs associated with the planned issuance of $2,175 million of debt.
(b)	Represents incremental net deferred tax assets (assuming a tax rate of 39.3%) associated with the expected transfer of certain Cendant corporate assets to, and the expected assumption of certain Cendant corporate liabilities by, Realogy upon separation.
(c)	Represents the expected transfer of certain corporate assets to Realogy from Cendant upon separation. The assets primarily comprise shared Cendant equipment and software that is expected to be used exclusively by Realogy employees and leasehold improvements on facilities that are expected to be occupied by Realogy employees subsequent to the separation, as well as approximately 50% of Cendant’s prepaid assets that were established in connection with general business activities and are not directly attributable to a specific Cendant business.
(d)	Represents (i) the expected transfer of $42 million of preferred stock and warrants in Affinion Group Holdings, Inc., to Realogy from Cendant upon separation (this pro forma adjustment represents approximately 50% of Cendant’s investment in Affinion) and (ii) $14 million of anticipated fees and costs associated with the planned issuance of $2,175 million of debt.
(e)	Represents the assumption of reserves in connection with Cendant corporate liabilities for which Realogy has agreed to directly pay the third-party creditors (representing approximately 50% of certain Cendant corporate liabilities associated with legal matters, as well as approximately 50% of Cendant’s other accrued corporate liabilities that were incurred in connection with general business activities and are not directly attributable to a specific Cendant business). The actual amount that Realogy may be required to pay under this arrangement could vary depending upon the outcome of any unresolved matters, which may not be resolved for several years, and if any of the other parties responsible for such liabilities were to default in its payment of costs or expenses related to any such liability. The pro forma adjustments do not reflect estimates for any contingent assets that we may be entitled to receive upon positive resolution of certain unresolved matters.
(f)	Represents the assumption of a reserve in connection with Cendant tax contingencies for which Realogy has agreed to reimburse Cendant in the event of an adverse outcome (representing approximately 50% of Cendant’s aggregate reserve for unresolved tax matters). The actual amount that Realogy may be required to pay under this arrangement could vary depending upon the outcome of the unresolved matters, which may not be resolved for several years, and if any of the other parties responsible for such liabilities were to default in its payment of costs or expenses related to any such liability. The pro forma adjustments do not reflect estimates for any contingent assets that we may be entitled to receive upon positive resolution of certain unresolved matters.
(g)	Represents the elimination of the intercompany balance due to Cendant.
(h)	Represents the expected issuance of $2,175 million of debt under the following facilities, which Realogy expects to enter into prior to the separation: (i) $1,225 million under an interim facility, which we expect to refinance on a long-term basis as soon as practicable after the separation, (ii) $700 million under a term loan facility and (iii) $250 million under a revolving credit facility. The initial proceeds received in connection with these borrowings are expected to be transferred to Cendant.
(i)	Represents reductions to equity to reflect (i) the expected transfer of $2,175 million to Cendant, which is expected to be funded through the planned issuances of debt described in (h) above, (ii) the assumption of a $317 million reserve in connection with Cendant tax contingencies to be assumed by Realogy, as described in (f) above and (iii) the assumption of $373 million of reserves in connection with other Cendant corporate liabilities to be assumed by Realogy, as described in (e) above. These reductions are partially offset by increases to equity to reflect (i) the elimination of $440 million of intercompany balances due to Cendant, (ii) the expected transfer of $85 million of assets to Realogy from Cendant upon separation, as described in (c) and (d) above and (iii) $119 million representing the net tax effect of the above pro forma transactions, as described in (b) above.

REALOGY CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2005

(in millions, except per share data)

	Historical As Reported	Adjustments		Pro Forma
Revenues
Gross commission income	$5,666	—		$5,666
Service revenue	764	—		764
Franchise fees	538	—		538
Other	171	—		171

Net revenues	7,139	—		7,139

Expenses
Commissions and other agent-related expenses	3,838	—		3,838
Operating	1,640	—		1,640
Marketing	282	—		282
General and administrative	212	60	(a)	272
Depreciation and amortization	136	6	(b)	142
Interest expense (income), net	(7)	137	(c)	130

Total expenses	6,101	203		6,304

Income before income taxes and minority interest	1,038	(203)		835
Provision for income taxes	408	(80	)(d)	328
Minority interest, net of tax	3	—		3

Net income	$627	$(123)		$504

Earnings per share(e)
Basic				$1.94
Diluted				$1.90
Weighted average shares outstanding(e)
Basic				260.0
Diluted				265.0

REALOGY CORPORATION

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2005

(a)	Represents the incremental estimated costs associated with operating as a separate public company ($98 million), partially offset by the elimination of general corporate overhead allocated by Cendant ($38 million). The $98 million of estimated costs associated with operating as a separate public company includes: (i) $41 million related to staff additions and increases in salaries to replace Cendant support, which was estimated using Cendant historical costs and adjusted for current market conditions as applicable, (ii) $17 million related to facilities and equipment, which was estimated using Cendant historical costs and adjusted for current market conditions as applicable, (iii) $15 million related to legal fees (including our share of unresolved Cendant legal matters), which was estimated using Cendant historical costs and adjusted for expected variations as applicable, (iv) $7 million related to information technology, which was estimated using Cendant historical costs and adjusted for expected variations as applicable, (v) $5 million related to insurance, which estimate was derived from a quote received from our current insurance broker based on current market conditions, (vi) $4 million related to Board of Directors and filing related fees, which was estimated using Cendant historical costs and adjusted for expected variations as applicable, (vii) $3 million related to audit fees, which was estimated using Cendant historical costs and adjusted for expected variations as applicable, (viii) $2 million related to the outsourcing of the payroll and accounts payable functions, which was estimated based upon written quotes received from potential providers and (ix) $4 million of other miscellaneous costs. The estimated public company costs exceed the historical allocations from Cendant by $60 million, which primarily reflects the development of certain infrastructures that were previously maintained at, and leveraged from, Cendant’s corporate function and other businesses.
(b)	Represents incremental depreciation we expect to incur as a separate public company due to the expected allocation of certain assets from Cendant prior to the separation.
(c)	Represents (i) the elimination of $9 million of interest income that will no longer be earned from Cendant on intercompany cash balances held by Cendant and (ii) $128 million of incremental interest expense in connection with the planned issuance of (i) $1,225 million of under an interim facility bearing interest at a fixed rate, (ii) $700 million of debt under a term loan facility expected to bear interest at LIBOR plus a negotiated spread and (iii) $250 million of debt under a revolving credit facility bearing interest at LIBOR plus a negotiated spread. Assumes an average principal amount outstanding of $2,175 million and a weighted average interest rate of approximately 6% on the aggregate borrowings. A change of one-eighth of 1% (12.5 basis points) in the interest rate associated with these borrowings would result in additional interest expense of approximately $3 million (in the case of an increase to the rate) or a reduction to interest expense of approximately $3 million (in the case of a decrease in the rate).
(d)	Represents the income tax effects of (a), (b) and (c) above at an effective tax rate of 39.3%.
(e)	Earnings per share and weighted average shares outstanding reflect the estimated number of common shares we expect to have outstanding upon the completion of the distribution (based off an expected distribution ratio of one share of Realogy for every four shares Cendant). These amounts do not reflect the impact of Cendant accelerating the vesting provisions of outstanding equity awards, which is expected to occur in connection with the completion of the second of the series of distributions by Cendant, as such impact will be calculated using balances then-outstanding, which are not currently determinable. Additionally, in connection with the second separation, Cendant expects to cancel equity awards that were granted at “above-target” levels. See “Management—Employee Benefit Plans—2006 Equity and Incentive Plan—Equitable Adjustments to Outstanding Cendant Equity Based Awards,” included elsewhere in this information statement. Based upon the equity awards outstanding as of December 31, 2005 and in connection with Cendant’s plan to equitably adjust its outstanding equity awards, we would have expected to issue approximately 32 million stock options and approximately 3 million shares at the date of separation. We also intend to grant equity awards in Realogy common stock to our employees, which are not reflected in the pro forma amounts as the actual awards have not yet been determined.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our Combined Financial Statements and accompanying Notes thereto included elsewhere herein. Unless otherwise noted, all dollar amounts are in millions and those relating to our results of operations are presented before taxes.

The Realogy Businesses of Cendant are global providers of real estate and relocation services. We operate in the following four segments:

•	Real Estate Franchise Services—franchises the Century 21, Coldwell Banker, ERA, Sotheby’s International Realty and Coldwell Banker Commercial brand names.

•	Company Owned Real Estate Brokerage Services—operates a full-service real estate brokerage business principally under the Coldwell Banker, ERA, Corcoran Group and Sotheby’s International Realty brand names.

•	Relocation Services—primarily offers clients employee relocation services such as home sale assistance, home finding and other destination services, expense processing, relocation policy counseling and other consulting services, arranging household goods moving services, visa and immigration support, intercultural and language training and group move management services.

•	Title and Settlement Services—provides full-service title, settlement and vendor management services to real estate companies, affinity groups, corporations and financial institutions with many of these services provided in connection with our real estate brokerage and relocation services businesses.

On October 23, 2005, the Board of Directors of Cendant preliminarily approved a plan to separate Cendant into four independent, publicly traded companies – one for each of Cendant’s real estate services, travel distribution services, hospitality services (including timeshare resorts) and vehicle rental businesses. In connection with the separation, we expect to enter into a $1,225 million interim loan facility, an $800 million revolving credit facility and a $700 million term loan facility. At or prior to the distribution, we intend to utilize the full capacity under these facilities with the exception of $550 million, which is expected to remain available under the revolving credit facility for general corporate purposes subsequent to the distribution. The proceeds received in connection with these borrowings ($2,175 million) are expected to be transferred to Cendant. We expect to refinance borrowings under the $1,225 million interim loan facility as soon as practicable after the distribution. Additionally, pursuant to the Separation and Distribution Agreement, we expect to be allocated a portion of certain of Cendant’s corporate assets and assume a portion of certain of Cendant’s corporate liabilities, including those arising from unresolved tax and legal matters, which are not currently reflected in our Combined Balance Sheets (see “Certain Relationships and Related Party Transaction” and “Separation from Cendant and Related Transactions” for more information.) The actual amount that we may be required to pay under these arrangements could vary depending upon the outcome of any unresolved matters, which may not be resolved for several years, and if any of the other parties responsible for such liabilities were to default in its payment of costs or expenses related to any such liability. Additionally, generally accepted accounting principles prohibit us and Cendant from recording estimates for any contingent assets that we may be entitled to receive upon positive resolution of certain unresolved matters. The benefit resulting from such matters will not be recorded within Realogy’s financial statements until the related contingencies have been resolved.

RESULTS OF OPERATIONS

Within our Real Estate Franchise Services segment and our Company Owned Real Estate Brokerage Services segment, we measure operating performance using the following key operating statistics: (i) closed homesale sides, which represents either the “buy” side or the “sell” side of a homesale transaction, (ii) average homesale price, which represents the average selling price of closed homesale transactions and (iii) average homesale brokerage commission rate, which represents the average commission rate earned on either the “buy” side or “sell” side of a homesale transaction. In addition, in our Real Estate Franchise Services segment, we also use the net effective royalty rate, which represents the average percentage of our franchisees’ commission revenues paid to our Real Estate Franchise Services segment as a royalty. Our Company Owned Real Estate Brokerage Services segment has a significant concentration of real estate brokerage offices and transactions in geographic regions where home prices are at the higher end of the U.S. real estate market, particularly the east and west coasts, while our Real Estate Franchise Services segment has franchised offices that are more widely dispersed across the United States. Accordingly, operating results and homesale statistics may differ between our Company Owned Real Estate Brokerage Services segment and our Real Estate Franchise Services segment based upon geographic presence and the corresponding homesale activity in each geographic region.

Within our Relocation Services segment, we measure operating performance using the following key operating statistics: (i) initiations, which represent the total number of transferees we serve and (ii) referrals, which represents the number of referrals from which we received revenue from real estate brokers. In our Title and Settlement Services segment, operating performance is evaluated using the following key metrics: (i) purchase title and closing units, which represents the number of title and closing units processed as a result of home purchases, (ii) refinance title and closing units, which represents the number of title and closing units processed as a result of homeowners refinancing their home loans, and (iii) average price per closing unit, which represents the average fee we earn on purchase title and refinancing title units.

Discussed below are our combined results of operations and the results of operations for each of our reportable segments. The reportable segments presented below represent our operating segments for which separate financial information is available and which is utilized on a regular basis by our chief operating decision maker to assess performance and to allocate resources. In identifying our reportable segments, we also consider the nature of services provided by our operating segments. Management evaluates the operating results of each of our reportable segments based upon revenue and “EBITDA,” which is defined as net income before depreciation and amortization, interest expense (other than interest expense relating to secured obligations), income taxes and minority interest, each of which is presented on our Combined Statements of Income. Our presentation of EBITDA may not be comparable to similarly-titled measures used by other companies.

EBITDA includes cost allocations from Cendant of $38 million, $33 million and $30 million in 2005, 2004 and 2003, respectively, for Cendant’s general corporate overhead. Cendant allocates such costs to us based on a percentage of our forecasted revenues or, in the case of our Company Owned Real Estate Brokerage Services segment, based on a percentage of revenues after agent commission expense. General corporate expense allocations include costs related to Cendant’s executive management, tax, accounting, legal and treasury services, certain employee benefits and real estate usage for common space. The allocations are not necessarily indicative of the actual expenses that would have been incurred had we been operating as a separate, stand-alone public company for the periods presented.

Year Ended December 31, 2005 vs. Year Ended December 31, 2004

Our combined results comprised the following:

	Year Ended December 31,
	2005	2004	Change
Net revenues	$7,139	$6,549	$590
Total expenses	6,101	5,548	553

Income before income taxes and minority interest	1,038	1,001	37
Provision for income taxes	408	379	29
Minority interest, net of tax	3	4	(1)

Net income	$627	$618	$9

During 2005, our net revenues increased $590 million (9%) principally due to (i) a $469 million (9%) increase in gross commission income earned by our company owned brokerage operations, of which $223 million (4%) represented organic growth and $246 million (5%) resulted from expanding our presence in geographically desired areas through the acquisition of significant real estate brokerage operations and (ii) a $61 million (13%) increase in franchise fees generated by our real estate franchise operations. Total expenses increased $553 million (10%) principally reflecting (i) a $344 million (10%) increase in commission and other agent-related expenses that our brokerage operations pay to real estate agents, including $179 million of expenses related to the acquisitions discussed above, and (ii) $142 million (9%) of increased operating expenses primarily to support growth in our real estate brokerage business and current and anticipated future growth in our relocation business. Our effective tax rate increased to 39.3% in 2005 from 37.9% in 2004 primarily due to an increase in state taxes. As a result of these items, our net income increased $9 million (1%). Following is a more detailed discussion of the results of each of our reportable segments:

	Revenues			EBITDA
	%			%
	2005	2004	Change	2005	2004	Change
Real Estate Franchise Services	$988	$904	9	$740	$666	11
Company Owned Real Estate
Brokerage Services	5,723	5,242	9	250	263	(5)
Relocation Services	495	455	9	124	126	(2)
Title and Settlement Services	316	303	4	53	62	(15)

Total Reportable Segments	7,522	6,904	9	1,167	1,117	4
Other (a)	(383)	(355)	*	—	(2)	*

Total Company	$7,139	$6,549	9	1,167	1,115	5

Less: Depreciationand amortization				136	120
Interest income, net				(7)	(6)

Income before income taxes and minority interest				$1,038	$1,001

(*)	Not meaningful.
(a)	Includes the elimination of transactions between segments, which consists primarily of (i) intercompany royalties of $369 million and $341 million paid by our Company Owned Real Estate Brokerage Services segment to our Real Estate Franchisee Services segment during 2005 and 2004, respectively, and (ii) intercompany royalties of $14 million paid by our Title and Settlement Services segment to our Real Estate Franchise Services segment during both 2005 and 2004.

Real Estate Franchise Services

Revenues and EBITDA increased $84 million (9%) and $74 million (11%), respectively, in 2005 compared with 2004.

We franchise our real estate brokerage franchise systems to real estate brokerage businesses that are independently owned and operated. We provide operational and administrative services, tools and systems to franchisees, which are designed to assist franchisees in achieving increased revenue and profitability. Such services include national and local advertising programs, listing and agent-recruitment tools, training and volume purchasing discounts through our preferred vendor programs. Franchise revenue principally consists of royalty and marketing fees from our franchisees. The royalty received is primarily based on a percentage of the franchisee’s commissions and/or gross commission income. Royalty fees are accrued as the underlying franchisee revenue is earned (upon close of the home sale transaction). Annual volume incentives given to certain franchisees on royalty fees are recorded as a reduction to revenue and are accrued for in relative proportion to the recognition of the underlying gross franchise revenue. Franchise revenue also includes initial franchise fees, which are generally non-refundable and are recognized by us as revenue when all material services or conditions relating to the sale have been substantially performed (generally when a franchised unit opens for business). Royalty increases are recognized with little or no corresponding increase in expenses due to the significant operating leverage within the franchise operations. In addition to royalties received from our third-party franchisees, NRT, our wholly-owned real estate brokerage firm, continues to pay royalties to the Real Estate Franchise Services segment. However, these intercompany royalties, which approximated $369 million and $341 million (a $28 million increase) during 2005 and 2004, respectively, are eliminated in consolidation through the Other segment and therefore have no impact on combined revenues or EBITDA but do contribute to segment level revenues and EBITDA. Apart from the intercompany royalties received from NRT, we generated $52 million (11%) of incremental royalty revenue in 2005 as compared with 2004. Such growth was primarily driven by a 14% increase in the average price of homes sold and by a 2% increase in the number of homesale transactions from our third-party franchisees. The 14% increase in average price is reflective of the supply of, and the demand for, homes in previous quarters, resulting in an overall increase in the sales prices of homes across the nation. We expect this trend to continue to moderate throughout 2006 as industry-wide inventory levels have increased and the balance between supply and demand has returned to more normalized levels. The increase in the number of homesale transactions is due principally to an increase in closed sides related to new franchisees partially offset by sides lost due to termination or acquisition of franchises. Such increases were partially offset by a 2% decrease in the average brokerage commission rate earned by our franchisees on homesale transactions, which declined from 2.56% in 2004 to 2.51% in 2005. The overall net effective royalty rate we earn on commission revenue generated by our franchisees remained flat year-over-year.

Consistent with our growth strategy, we also earned $7 million of additional revenue in connection with the license of the Sotheby’s brand name in certain countries or international regions.

We also earn marketing fees from our franchisees and utilize such fees to fund advertising campaigns on behalf of our franchisees. In arrangements under which we do not serve as an agent in coordinating advertising campaigns, marketing revenues are accrued as the revenue is earned, which occurs as related marketing expenses are incurred. We do not recognize revenues or expenses in connection with marketing fees we collect under arrangements in which we function as an agent on behalf of our franchisees. During 2005, marketing revenues decreased $7 million, which was offset in EBITDA by a corresponding decrease in marketing expenses we incurred.

EBITDA further reflects $7 million of incremental commissions and compensation costs associated with increased sales of domestic and international franchisees in 2005 and $6 million of increased legal fees.

Company Owned Real Estate Brokerage Services

Revenues increased $481 million (9%), while EBITDA decreased $13 million (5%) in 2005 compared with 2004.

As an owner-operator of real estate brokerages, we assist home buyers and sellers in listing, marketing, selling and finding homes. We earn commissions for these services, which are recorded upon the closing of a real estate transaction (i.e., purchase or sale of a home), which we refer to as gross commission income. We then pay commissions to real estate agents, which are recognized concurrently with associated revenues. A core part of our growth strategy is the acquisition of other real estate brokerage operations. Our acquisitions of significant real estate brokerage operations subsequent to January 1, 2004 contributed incremental revenues and EBITDA of $249 million and $8 million, respectively, to 2005 operating results (reflected within the EBITDA contribution is $15 million of intercompany royalties paid to the Real Estate Franchise segment, which is eliminated in consolidation and therefore has no impact on our combined EBITDA but does affect segment level EBITDA).

Apart from these acquisitions, revenues increased $232 million (4%) and EBITDA declined $21 million (8%) in 2005 as compared with 2004. The increase in revenues was substantially comprised of higher commission income earned on homesale transactions, which was primarily driven by a 14% increase in the average price of homes sold, partially offset by (i) a 7% decline in the number of homesale transactions and (ii) a 2% decline in the average broker commission rate earned on homesale transactions. The 14% increase in average price is reflective of the supply of, and demand for, homes in previous quarters, resulting in an overall increase in the sales prices of homes across the nation. We expect this trend to continue to moderate throughout 2006 as industry-wide inventory levels have increased and the balance between supply and demand has returned to more normalized levels. We believe the 7% decline in homesale transactions is reflective of industry trends in the premium coastal markets we serve, particularly Florida, California and New England.

Apart from expenses incurred by the acquired real estate brokerage operations mentioned above, EBITDA further reflects (i) $165 million of incremental commission expenses paid to real estate agents as a result of the incremental revenues earned on homesale transactions, as well as a higher average commission rate paid to real estate agents in 2005 due to the progressive nature of revenue-based agent commission schedules, (ii) a $31 million increase in expenses primarily representing inflationary increases in rent, office administration and other fixed costs, (iii) a $23 million increase in expenses incurred to support growth in the number of offices we operate, (iv) a $17 million increase in marketing expenses due to additional campaigns in 2005 and (v) a $13 million increase in intercompany royalties paid to the Real Estate Franchise Services segment, which is eliminated in consolidation and therefore has no impact on our combined EBITDA but does affect segment level EBITDA.

In 2006, we expect to undertake certain restructuring actions, which are expected to benefit future periods. As a result, we anticipate recording related expenses in the range of $10 million to $20 million.

Relocation Services

Revenues increased $40 million (9%), while EBITDA decreased $2 million (2%) in 2005 compared with 2004.

We provide relocation services to corporate and government clients for the transfer of their employees. Such services include the purchasing and/or selling of a transferee’s home, providing home equity advances to transferees (generally guaranteed by the corporate client), expense processing, arranging household goods moving services, home-finding and other related services. We earn revenues from fees charged to clients for the performance and/or facilitation of these services and recognize such revenue on a net basis as services are provided, except for instances in which we assume the risk of loss on the sale of a transferring employee’s home. In such cases, revenues are recorded on a gross basis as earned with associated costs recorded within operating expenses. In the majority of relocation transactions, the gain or loss on the sale of a transferee’s home is generally borne by the client; however, as discussed above, in certain instances we will assume the risk of loss. When the risk of loss is assumed, we record the value of the home on our Combined Balance Sheets within the relocation properties held for sale line item. The difference between the actual purchase price and proceeds received on the sale of the home is recorded within operating expenses on our Combined Statements of Income. We generally earn interest income on the funds we advance on behalf of the transferring employee, which is recorded as earned until the point of repayment by the client. Additionally, we earn revenue from real estate brokers and other third-party service providers. We recognize such fees from real estate brokers at the time our obligations are complete. For services where we pay a third-party provider on behalf of our clients, we generally earn a referral fee or commission, which is recognized at the time of completion of services.

During 2005, we earned incremental referral fees of $26 million (16%) primarily due to a 13% increase domestically in the average fee per referral and a 3% increase in referral volume. We also earned an additional $12 million (28%) of incremental management fees and commissions from services provided internationally due to increased transaction volume. The increases in referral and transaction volumes in 2005 were primarily related to a 5% increase in initiations. Additionally, revenues we earned under relocation arrangements where we retain the risk of loss on transferees’ homes increased $8 million (8%) primarily due to a 12% increase in home values, partially offset by an 8% decline in volume. These increases were partially offset by a $5 million reduction in net interest income we earned in 2005 due to higher interest and related costs we incurred as a result of utilizing available capacity under our secured financing facilities.

EBITDA further reflects (i) a $30 million increase primarily in staffing to support the increases in volume discussed above and other personnel-related costs, (ii) a $7 million increase in other expenses partially related to infrastructure improvements and (iii) a $4 million increase in expenses related to incremental commissions and other expenses attributable to the increased home values associated with transactions where we retain the risk of loss on transferees’ homes.

Title and Settlement Services

Revenues increased $13 million (4%), while EBITDA decreased $9 million (15%) in 2005 compared with 2004.

We provide title and closing services, which include title search procedures for title insurance policies, home sale escrow and other closing services. Title revenues, which are recorded net of amounts remitted to third party insurance underwriters, and title and closing service fees are recorded at the time a home sale transaction or refinancing closes. We provide many of these services to third party clients in connection with transactions generated by our company owned real estate brokerage and relocation services businesses.

During 2005, we earned incremental title and closing revenues of $23 million primarily due to a 10% increase in the average price per closing unit and a 2% increase in purchase title and closing units, partially offset by a 7% decrease in refinance title and closing units. These increases in revenue were partially offset by the absence in 2005 of a $7 million gain recorded during 2004 on the sale of certain non-core assets.

EBITDA further reflects (i) $14 million of incremental costs associated with the increased volume in our purchase title and closing business and (ii) $7 million of incremental costs related to developing and enhancing certain infrastructures that were previously maintained at and leveraged from Cendant’s former mortgage business.

EBITDA for both 2005 and 2004 include $14 million of intercompany royalties paid to the Real Estate Franchises Services segment. Beginning in January 2006, the Title and Settlement Services segment will no longer remit such amounts to the Real Estate Franchise Services segment.

On January 6, 2006, we completed the acquisition of multiple title companies in Texas in a single transaction for $93 million in cash plus a $10 million (subject to potential downward adjustment) note payable to the seller within two years of the closing date. These entities provide title and closing services, including title searches, title insurance, home sale escrow and other closing services.

Year Ended December 31, 2004 vs. Year Ended December 31, 2003

Our combined results comprised the following:

	Year Ended December 31,
	2004	2003	Change
Net revenues	$6,549	$5,532	$1,017
Total expenses	5,548	4,672	876

Income before income taxes and minority interest	1,001	860	141
Provision for income taxes	379	285	94
Minority interest, net of tax	4	6	(2)

Net income	$618	$569	$49

During 2004, our net revenues increased approximately $1.0 billion (18%) principally due to (i) an $890 million (21%) increase in gross commission income earned by our brokerage operations, of which $672 million (16%) represented organic growth and $218 million (5%) resulted from expanding our presence in geographically desired areas through the acquisition of significant real estate brokerage operations and (ii) a $76 million (19%) increase in franchise fees generated by our franchise operations. Total expenses increased $876 million (19%) principally reflecting (i) a $625 million (22%) increase in commission and other agent-related expenses that our brokerage operations pay to real estate agents, including $154 million of expenses related to the acquisitions discussed above, and (ii) $152 million (11%) of increased operating expenses primarily to support growth in our real estate brokerage and current and anticipated future growth in our relocation businesses. Our effective tax rate increased to 37.9% in 2004 from 33.1% in 2003 primarily due to the absence in 2004 of a benefit recorded in 2003 relating to a mandatorily redeemable preferred interest. As a result of these items, our net income increased $49 million (9%). Following is a more detailed discussion of the results of each of our reportable segments:

	Revenues			EBITDA
	2004	2003	% Change	2004	2003	% Change
Real Estate Franchise Services	$904	$763	18	$666	$582	14
Company Owned Real Estate Brokerage Services	5,242	4,350	21	263	188	40
Relocation Services	455	412	10	126	113	12
Title and Settlement Services	303	314	(4)	62	50	24

Total Reportable Segments	6,904	5,839	18	1,117	933	20
Other (a)	(355)	(307)	*	(2)	(1)	*

Total Company	$6,549	$5,532	18	1,115	932	20

Less: Depreciation and amortization				120	110
Interest income, net				(6)	(38)

Income before income taxes and minority interest				$1,001	$860

(*)	Not meaningful.
(a)	Includes the elimination of transactions between segments, which consists primarily of (i) intercompany royalties of $341 million and $288 million paid by our Company Owned Real Estate Brokerage Services segment to our Real Estate Franchisee Services segment during 2004 and 2003, respectively, and (ii) intercompany royalties of $14 million and $15 million paid by our Title and Settlement Services segment to our Real Estate Franchise Services segment during 2004 and 2003, respectively.

Real Estate Franchise Services

Revenues and EBITDA increased $141 million (18%) and $84 million (14%), respectively, in 2004 compared with 2003.

Royalty revenues generated from our third-party franchise affiliates (which excludes royalties received from NRT) increased $71 million (18%) during 2004 as compared with 2003. Such growth was primarily driven by a 13% increase in the average price of homes sold and an 8% increase in the number of homesale transactions for our third-party franchisees. Such increases were partially offset by (i) a 2% decrease in the average brokerage commission rate earned by our franchisees on homesale transactions, which declined from 2.62% in 2003 to 2.56% in 2004, and (ii) a 2% decrease in the net effective royalty rate we earn on commission revenue generated by such franchisees. The 13% increase in average price is reflective of the supply of, and the demand for, homes resulting in an overall increase in the sales prices of homes across the nation. The 8% increase in transaction volume is also consistent with overall trends in the real estate industry. In addition to royalties received from our third-party franchisees, we received intercompany royalties of $341 million and $288 million from NRT during 2004 and 2003, respectively, representing an increase of $53 million (18%). These intercompany royalties amounts are eliminated in consolidation through the Other segment and therefore have no impact on our combined revenues or EBITDA but do contribute to segment-level revenues and EBITDA.

We also recognized $21 million of incremental marketing revenues, which was offset in EBITDA by a corresponding increase in marketing expenses we incurred during 2004.

EBITDA further reflects (i) the absence of an $11 million credit recorded in 2003 reflecting the favorable resolution of a legal contingency, (ii) $9 million of increased expenses primarily associated with training and other services that we provided to our franchisees, (iii) $6 million associated with the write-off of certain assets received in connection with a legal matter that settled in 2003, (iv) $6 million of higher incentive-based compensation expense in 2004 and (v) $4 million of incremental marketing expenditures associated with increasing recognition of the Sotheby’s brand.

Company Owned Real Estate Brokerage Services

Revenues and EBITDA increased $892 million (21%) and $75 million (40%), respectively, in 2004 compared with 2003.

Our acquisitions of significant real estate brokerage operations subsequent to January 1, 2003 contributed incremental revenues and EBITDA of $223 million and $2 million, respectively, to 2004 operating results (reflected within the EBITDA contribution is $13 million of intercompany royalties paid to the Real Estate Franchise segment). Apart from these acquisitions, revenues and EBITDA increased $669 million (15%) and $73 million (39%), respectively, in 2004 as compared with 2003. The increase in revenues was substantially comprised of higher commission income earned on homesale transactions, which was primarily driven by a 16% increase in the average price of homes sold, partially offset by a 2% decrease in the average brokerage commission rate earned on homesale transactions. The number of homesale transactions remained relatively constant year-over-year. The 16% increase in average price was driven by an overall industry-wide increase in the market prices of homes and stronger volume of higher-priced homesales in 2004 compared with 2003.

Apart from expenses incurred by the acquired real estate brokerage operations mentioned above, EBITDA further reflects (i) $471 million of incremental commission expenses paid to real estate agents as a result of the incremental revenues earned on homesale transactions, as well as a higher average commission rate paid to real estate agents in 2004 due to variances in the geographic mix of homesales and the progressive nature of revenue- based agent commission schedules, (ii) a $40 million increase in intercompany royalties paid to the Real Estate Franchise Services segment, (iii) a $26 million increase in expenses primarily representing inflationary increases in rent, office administration and other fixed costs, (iv) a $25 million increase in marketing expenses due to additional campaigns in 2004, (v) a $20 million increase in expenses incurred to support growth in the number of offices we operate and (vi) $16 million of additional incentive expenses related to increased profitability of our brokerage offices.

Relocation Services

Revenues and EBITDA increased $43 million (10%) and $13 million (12%), respectively, in 2004 compared with 2003, primarily due to $30 million (22%) increase in referral fees principally resulting from a 14% increase domestically in the average fee per referral and an 8% increase in referral volume. We also earned $4 million (9%) of incremental management fees and commissions from services provided internationally due to increased transaction volume. The increases in referral and transaction volumes results from a 4% increase in initiations. Additionally, revenues we earned under relocation arrangements where we retain the risk of loss on transferees’ homes increased $12 million (13%) primarily due to a 9% increase in home values and a 3% increase in volume. We also generated $5 million of additional net interest income in 2004 due to a reduction in interest and related costs we incurred as a result of not fully utilizing available capacity under our secured borrowing facilities, which we utilize to advance funds on behalf of our clients. Partially offsetting the revenue increases were (i) a $6 million decrease in domestic management fees earned on homesale transactions and (ii) a $5 million decrease in intercompany fees previously received from the title and settlement services business for referrals, due to a new intercompany agreement established in 2003.

EBITDA further reflects (i) a $21 million increase in staffing and other personnel-related costs primarily incurred to support increased volume in 2004 and anticipated future growth and (ii) a $5 million increase in expenses related to incremental commissions and other expenses attributable to the increased home values associated with transactions where we retain the risk of loss on transferees’ homes.

Title and Settlement Services

Revenues decreased $11 million (4%) while EBITDA increased $12 million (24%) in 2004 compared with 2003. During 2004, we earned $26 million less title and closing revenue primarily due to a 52% decline in refinance title and closing units, partially offset by (i) a 22% increase in the average price per closing unit and

(ii) a 1% increase in purchase title and closing units. The 52% decline in refinance volume was largely the result of interest rates increasing from the historical lows experienced in 2003. Partially offsetting the reduced title and closing revenue were (i) the effect of consolidating a variable interest entity in 2003 pursuant to FASB Interpretation No. 46, which resulted in incremental revenues of $9 million and (ii) a $7 million gain recorded on the sale of certain non-core assets in 2004.

EBITDA further reflects $23 million of reduced costs associated with the decreased volume in our refinance business and a $3 million credit related to the adjustment of a previously established litigation contingency reserve resulting from a change in estimates. These decreases were partially offset by incremental expenses of $5 million resulting from the consolidation of a variable interest entity discussed above.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

FINANCIAL CONDITION

	December 31, 2005	December 31, 2004	Change
Total assets	$5,439	$5,015	$424
Total liabilities	1,872	1,463	409
Invested equity	3,567	3,552	15

Total assets increased $424 million primarily due to (i) $112 million of additional relocation receivables and advances principally resulting from increased volume and higher home values and (ii) an increase of $245 million in goodwill principally resulting from acquisition activity in 2005 within our brokerage operations. Total liabilities increased $409 million primarily due to $357 million of additional secured borrowings by our relocation business as a result of fully utilizing available capacity in 2005 (see “Liquidity and Capital Resources—Financial Obligations” for a detailed discussion). Invested equity increased $15 million principally due to $627 million of net income generated during 2005, which was substantially offset by a $609 million non-cash dividend to Cendant during 2005 reflecting the forgiveness of certain intercompany balances.

LIQUIDITY AND CAPITAL RESOURCES

Currently, our financing needs are supported by cash generated from operations with the exception of funding requirements of our relocation business where we issue secured obligations to finance relocation receivables and advances and relocation properties held for sale. Upon completion of the new financings, our liquidity will be further augmented through available capacity under our new revolving credit facility and we believe that access to this facility and our current liquidity vehicles will be sufficient to meet our ongoing needs.

Cash Flows

At December 31, 2005, we had $36 million of cash on hand, a decrease of $22 million from $58 million at December 31, 2004. The following table summarizes such decrease:

	Year Ended December 31,
	2005	2004	Change
Cash provided by (used in):
Operating activities	$967	$1,039	$(72)
Investing activities	(423)	(271)	(152)
Financing activities	(566)	(741)	175

Net change in cash and cash equivalents	$(22)	$27	$(49)

During 2005, we generated $72 million less cash from operating activities as compared with 2004. Such change principally reflects incremental cash outflows of $126 million related to relocation receivables and advances and relocation properties held for sale principally due to increases in volume and higher home values, which resulted in greater advances on behalf of our relocation clients. These incremental cash outflows were partially offset by stronger operating results in 2005 when adjusted for non-cash items.

During 2005, we used $152 million more cash for investing activities in comparison with 2004. The increase in cash outflows primarily relates to (i) $62 million of incremental cash outflows associated with funds we are required to set aside in connection with our real estate brokerage operations and the secured borrowing arrangements of our relocation services business and (ii) an increase of $44 million in capital expenditures, the majority of which relates to leasehold improvements and information technology expenditures for new offices within our real estate brokerage operations. We anticipate aggregate capital expenditure investments for 2006 to approximate $90 million to $110 million.

During 2005, we used $175 million less cash for financing activities as compared with 2004. Such change principally reflects (i) incremental secured borrowings of $357 million within our relocation business as a result of fully utilizing available capacity in 2005 (see “Liquidity and Capital Resources—Financial Obligations” for a detailed discussion) and (ii) a decrease of $38 million in dividends paid to Cendant during 2005. Such decrease was partially offset by an increase of $238 million in intercompany funding to Cendant due to activities in the normal course of business.

In connection with our separation from Cendant, we expect to incur substantial costs, which are not reflected in our historical cash flow activity, to operate as a separate public company. See the section entitled “Separation from Cendant and Related Transactions” for a more information concerning these costs. Additionally, upon distribution of our common stock to Cendant stockholders, we expect to assume and be responsible for 50% of certain Cendant corporate liabilities, including those relating to unresolved tax and legal matters. As such, we may be required to make material cash payments to Cendant in the future. However, the actual amount that we may be required to pay under these arrangements could vary depending upon the outcome of any unresolved matters, which may not be resolved for several years, and if any of the other parties responsible for such liabilities were to default in its payment of costs or expenses related to any such liability. Additionally, we may be entitled to receive compensation from Cendant upon the positive resolution of certain unresolved Cendant matters. See “Certain Relationships and Related Party Transactions” and “Separation from Cendant and Related Transactions” for more information.

Financial Obligations

Indebtedness pre Separation

Our indebtedness, all of which is secured by collateralizing assets, as of December 31, consisted of:

	2005	2004	Change
Cendant Mobility Client-Backed Relocation Receivables Funding LLC	$513	$400	$113
Kenosia Funding LLC	109	—	109
U.K. Relocation Receivables Funding Limited	135	—	135

	$757	$400	$357

At December 31, 2005, available capacity under these borrowing arrangements was as follows:

	Expiration Date	Total Capacity	Outstanding Borrowings	Available Capacity (*)
Cendant Mobility Client-Backed Relocation Receivables Funding LLC	May 2006	$550	$513	$37
Kenosia Funding LLC	May 2006	125	109	16
U.K. Relocation Receivables Funding Limited	September 2008	172	135	37
Short-term borrowing facilities	Various	535	—	535

		$1,382	$757	$625

(*)	Capacity is subject to maintaining sufficient assets to collateralize these secured obligations.

We issue secured obligations through Cendant Mobility Client-Backed Relocation Receivables Funding, LLC and, beginning in 2005, Kenosia Funding, LLC and U.K. Relocation Receivables Funding Limited. These three entities are consolidated bankruptcy remote special purpose entities that are utilized to securitize relocation receivables generated from advancing funds on behalf of clients of our relocation business in order to facilitate the relocation of their employees. The secured obligations issued by these entities are non-recourse to us and, as of December 31, 2005, were collateralized by $856 million of underlying relocation receivables (which we continue to service) and other related assets, including in certain instances relocation properties held for sale. These collateralizing assets are not available to pay our general obligations. The secured obligations issued by Cendant Mobility Client-Backed Relocation Receivables Funding, LLC represent floating rate notes for which the weighted average interest rate was 4%, 2% and 1% for 2005, 2004 and 2003, respectively. The secured obligations issued by Kenosia Funding, LLC represent floating rate debt for which the weighted average interest rate was 4% for 2005. The secured obligations issued by U.K. Relocation Receivables Funding Limited represent floating rate debt for which the weighted average interest rate was 5% for 2005. Interest expense incurred in connection with borrowings under these three facilities amounted to $24 million, $8 million and $2 million during 2005, 2004 and 2003, respectively. The Cendant Mobility Client-Backed Relocation Receivables Funding LLC and Kenosia Funding LLC facilities are subject to annual renewal and were renewed through May 2006 in February and March of 2006, respectively.

In addition, within our title and settlement services and company owned real estate brokerage operations, we act as an escrow agent for numerous customers. As an escrow agent, we receive money from customers to hold on a short-term basis until certain conditions of the homesale transaction are satisfied. We do not have access to these funds for our use. However, through our title and settlement services and company owned real estate brokerage operations, we maintain short-term borrowing facilities that provide for borrowings of up to $535 million. We invest such borrowings in high quality short-term liquid investments. Any outstanding borrowings under these facilities are callable by the lenders at any time. These facilities are renewable annually and are not available for general corporate purposes. Net amounts earned under these arrangements approximated $9 million, $4 million and $2 million during 2005, 2004 and 2003, respectively. There were no outstanding borrowings under these facilities at December 31, 2005 or 2004.

Pro Forma Indebtedness post Separation

The following table reflects our indebtedness (and related collateralizing assets) as of December 31, 2005 after giving affect to the planned debt issuances in connection with the distribution, which are described in more detail in the section entitled “Overview.”

	As of December 31, 2005	Planned Issuances/ Borrowings		Pro Forma
Secured assets (a)	$856	$—		$856

Secured obligations	$757	$—		$757

Unsecured debt:
Revolving credit facility	—	250	(b)	250
Term loan	—	700	(c)	700
Interim loan facility	—	1,225	(d)	1,225

	—	2,175		2,175

	$757	$2,175		$2,932

(a)	Represents the portion of relocation receivables and advances ($774 million) and relocation properties held for sale ($97 million) that collateralize our outstanding secured obligations.
(b)	Represents unsecured term loans, which are due in , bear interest at LIBOR plus basis points and are callable by us after .
(c)	Represents the issuance of term loans, which are due in and bear interest at %.
(d)	Represents borrowings under a 5-year, $800 million revolving credit facility, which bears interest at LIBOR plus to basis points in addition to a commitment fee of to basis points, each of which is dependent on our credit ratings.

LIQUIDITY RISK

Our liquidity position may be negatively affected by unfavorable conditions in the real estate or relocation market, including adverse changes in interest rates and access to our relocation asset-backed facilities, which may be limited if we were to fail to renew any of the facilities on their renewal dates or if we were to fail to meet certain ratios, which may occur in certain instances if the credit quality of the underlying receivables deteriorates.

SEASONALITY

Our businesses are subject to seasonal fluctuations. Historically, operating statistics and revenues for all of our businesses have been strongest in the second and third quarters of the calendar year. A significant portion of the expenses we incur in our real estate brokerage operations are related to marketing activities and commissions and are, therefore, variable. However, many of our other expenses, such as rent and personnel, are fixed and cannot be reduced during a seasonal slowdown.

SEPARATION FROM CENDANT AND RELATED TRANSACTIONS

Concurrently with our separation from Cendant, we expect to enter into a Transition Services Agreement with Cendant, Wyndham Worldwide and the Travel Distribution Services company to provide for an orderly transition to being an independent company. Under the Transition Services Agreement, Cendant expects to agree to provide us with various services, including services relating to human resources and employee benefits, payroll, financial systems management, treasury and cash management, accounts payable services, telecommunications services and information technology services.

In certain cases, services provided by Cendant under the transition services agreement may be provided by one of the separated companies following the date of such companies’ separation from Cendant. Under the Transition Services Agreement, the cost of each transition service is expected to generally reflect the same payment terms and be calculated using the same cost allocation methodologies for the particular service as those associated with the costs on our accompanying Combined Financial Statements. The Transition Services Agreement is being negotiated in the context of a parent-subsidiary relationship and in the context of the separation of our company and the subsequent distributions of certain of our affiliated business units. Unless specifically indicated below, all services to be provided under the Transition Services Agreement are expected to be provided for a specified period of time, and both parties ability to terminate those services prior to the contracted terminations date without penalty will be limited. After the expiration of the arrangements contained in the Transition Services Agreement, we may not be able to replace these services in a timely manner or on terms and conditions, including cost, as favorable as those we have received from Cendant. You should refer to the “Certain Relationships and Related Party Transactions” section of this Information Statement for a more complete description of these and other intercompany agreements and transactions between us and Cendant.

We are working to increase our own internal capabilities to reduce our reliance on Cendant for these services. The following table reflects our current estimate of additional costs associated with being an independent public company that are incremental to our historical cost structure and variations in costs resulting from our separation from Cendant, in each case, for the first full 12-month period following our separation from Cendant (refer to the section entitled “Unaudited Pro Forma Combined Financial Statements”):

Amount
New costs of being a public company:
Facilities and equipment	$17
Legal fees (including share of unresolved Cendant legal matters)	15
Information technology	7
Insurance	5
Board of Directors and filing fees	4
Audit fees	3
Other	4

55

Variation in costs from separation from Cendant:
Staff additions and related costs to replace Cendant support	41
Depreciation and amortization related to assets transferred from Cendant	6
Outsourcing of payroll and accounts payable	2

49

Less: Cendant general corporate overhead allocation	38

Estimated incremental costs	$66

Additionally, in connection with our separation, we are expected to assume and be responsible for 50% of certain Cendant corporate liabilities, including those relating to unresolved tax and legal matters. Cendant’s Hospitality and Travel Distribution businesses, both of which are also expected to be distributed to Cendant’s shareholders as part of the separation plan, are expected to assume and be responsible for 30% and 20%, respectively, of these liabilities. The actual amount that we may be required to pay under these arrangements could vary depending upon the outcome of any unresolved matters, which may not be resolved for several years, and if any of the other parties responsible for such liabilities were to default in its payment of costs or expenses related to any such liability.

Certain lawsuits are currently outstanding against Cendant, some of which relate to accounting irregularities arising from some of the CUC International, Inc. business units acquired when HFS Incorporated merged with CUC to form Cendant. While Cendant has settled many of the principal lawsuits relating to the accounting irregularities, these settlements do not encompass all litigation associated with it. Cendant and we do not believe that it is feasible to predict or determine the final outcome or resolution of these unresolved proceedings. An adverse outcome from such unresolved proceedings or other proceedings for which we have assumed liability under the separation agreements could be material with respect to our earnings in any given reporting period.

Generally accepted accounting principles prohibit us and Cendant from recording estimates for any contingent assets that we may be entitled to receive upon positive resolution of certain unresolved matters, including those relating to tax and legal matters.

CONTRACTUAL OBLIGATIONS

The following table summarizes our future contractual obligations as of December 31, 2005 after giving affect to planned debt issuances/borrowings discussed above. The table below does not include future cash payments related to (i) contingent payments that may be made to Cendant at a future date in connection with the arrangements described above, (ii) payments that may result from the transfer of certain assets by Cendant or assumption of certain Cendant liabilities by us in connection with the separation plan or (iii) the various guarantees described in Note 11 to our Combined Financial Statements.

	2006	2007	2008	2009	2010	Thereafter	Total
Secured obligations (a)	$757	$—	$—	$—	$—	$—	$757
Unsecured debt (b)	—	—	—	—	—	2,175	2,175
Operating leases	160	130	98	70	47	71	576
Purchase commitments	15	1	—	—	—	—	16

Total	$932	$131	$98	$70	$47	$2,246	$3,524

(a)	Excludes future cash payments related to interest expense as the underlying debt instruments are variable rate and the interest payments will ultimately be determined by the rates in effect during each period. Although this debt is contractually due in 2006, the facilities under which the debt is issued are subject to renewal, which is expected to occur for the foreseeable future.
(b)	Excludes future cash payments related to interest expense. Approximately $950 million of the unsecured debt we plan to issue is expected to be variable rate and the interest payments will ultimately be determined by the rates in effect during each period. Interest expense associated with the fixed rate portion (planned to be approximately $1,225 million) is expected to approximate $75 million during each of 2006, 2007, 2008, 2009, 2010 and thereafter.

CRITICAL ACCOUNTING POLICIES

In presenting our financial statements in conformity with generally accepted accounting principles, we are required to make estimates and assumptions that affect the amounts reported therein. Several of the estimates and assumptions we are required to make relate to matters that are inherently uncertain as they pertain to future events. However, events that are outside of our control cannot be predicted and, as such, they cannot be contemplated in evaluating such estimates and assumptions. If there is a significant unfavorable change to current conditions, it could result in a material adverse impact to our combined results of operations, financial position and liquidity. We believe that the estimates and assumptions we used when preparing our financial statements were the most appropriate at that time. Presented below are those accounting policies that we believe require subjective and complex judgments that could potentially affect reported results. However, the majority of our businesses operate in environments where we are paid a fee for a service performed, and therefore the results of the majority of our recurring operations are recorded in our financial statements using accounting policies that are not particularly subjective, nor complex.

Business Combinations

A key component of our growth strategy is to continue to acquire and integrate independently-owned real estate brokerages and other strategic businesses that complement our existing operations. We account for business combinations in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” and related literature. Accordingly, we allocate the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed based upon their estimated fair values at the date of purchase. The difference between the purchase price and the fair value of the net assets acquired is recorded as goodwill.

In determining the fair values of assets acquired and liabilities assumed in a business combination, we use various recognized valuation methods including present value modeling and referenced market values (where available). Further, we make assumptions within certain valuation techniques including discount rates and timing of future cash flows. Valuations are performed by management, or independent valuation specialists, where appropriate. We believe that the estimated fair values assigned to the assets acquired and liabilities assumed are based on reasonable assumptions that marketplace participants would use. However, such assumptions are inherently uncertain and actual results could differ from those estimates.

With regard to the goodwill and other indefinite-lived intangible assets recorded in connection with business combinations, we annually or, more frequently if circumstances indicate impairment may have occurred, review their carrying values as required by SFAS No. 142, “Goodwill and Other Intangible Assets.” In performing this review, we are required to make an assessment of fair value for our goodwill and other indefinite-lived intangible assets. When determining fair value, we utilize various assumptions, including projections of future cash flows. A change in these underlying assumptions could cause a change in the results of the tests and, as such, could cause the fair value to be less than the respective carrying amount. In such event, we would then be required to record a charge, which would impact earnings.

The aggregate carrying value of our goodwill and other indefinite-lived intangible assets was approximately $3.2 billion and $407 million, respectively, at December 31, 2005. Our goodwill and other indefinite-lived intangible assets are allocated among four reporting units. Accordingly, it is difficult to quantify the impact of an adverse change in financial results and related cash flows, as such change may be isolated to one of our reporting units or spread across our entire organization. In either case, the magnitude of any impairment to goodwill or other indefinite-lived intangible assets resulting from adverse changes cannot be estimated. However, our businesses are concentrated in one industry and, as a result, an adverse change to the real estate industry will impact our combined results and may result in impairment of our goodwill or other indefinite-lived intangible assets.

Income Taxes

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets to assess their potential realization and establish a valuation allowance for portions of such assets that we believe will not be ultimately realized. In performing this review, we make estimates and assumptions regarding projected future taxable income, the expected timing of the reversals of existing temporary differences and the implementation of tax planning strategies. A change in these assumptions could cause an increase or decrease to our valuation allowance resulting in an increase or decrease in our effective tax rate, which could materially impact our results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our principal market exposure is interest rate risk. Our primary interest rate exposure at December 31, 2005 was to interest rate fluctuations in the United States, specifically LIBOR, and in the United Kingdom, specifically UK LIBOR, due to their impact on variable rate borrowings. We anticipate that LIBOR and UK LIBOR rates will remain a primary market risk exposure for the foreseeable future. We do not have significant exposure to foreign currency risk nor do we expect to have significant exposure to foreign currency risk in the foreseeable future.

We assess our market risk based on changes in interest rates utilizing a sensitivity analysis. The sensitivity analysis measures the potential impact in earnings, fair values and cash flows based on a hypothetical 10% change (increase and decrease) in interest rates. In performing the sensitivity analysis, we are required to make assumptions regarding the fair values of relocation receivables and advances and secured borrowings, which approximate their carrying values due to the short-term nature of these items. We believe our interest rate risk is mitigated as the rate we incur on our secured borrowings and the rate we earn on relocation receivables and advances are based on similar variable indices.

Our total market risk is influenced by factors including the volatility present within the markets and the liquidity of the markets. There are certain limitations inherent in the sensitivity analyses presented. While probably the most meaningful analysis, these “shock tests” are constrained by several factors, including the necessity to conduct the analysis based on a single point in time and the inability to include the complex market reactions that normally would arise from the market shifts modeled. We have determined that the impact of a 10% change in interest rates and prices on our earnings, fair values and cash flows would not be material. While these results may be used as benchmarks, they should not be viewed as forecasts.

BUSINESS

Overview

We are one of the preeminent and most integrated providers of real estate and relocation services in the world. We operate in four segments: Real Estate Franchise Services, Company Owned Real Estate Brokerage Services, Relocation Services and Title and Settlement Services. Through our portfolio of leading brands and the broad range of services we offer, we have established our company as a leader in the residential real estate industry, with operations that are dispersed throughout the United States and around the world. We are the world’s largest real estate brokerage franchisor, the largest U.S. residential real estate brokerage firm, the largest U.S. and a leading global provider of outsourced employee relocation services and a provider of title and settlement services. We believe that our strong brand recognition, our geographic diversity and the complementary real estate and relocation services that we offer position us to capitalize on this growth. In 2005, we had revenues of $7.1 billion, EBITDA of $1.2 billion and net income of $627 million, each on an historical basis, representing a compounded annual growth rate (“CAGR”) of 60%, 25% and 23%, respectively, since 2001. Assuming the separation and distribution were completed on January 1, 2005, we would have had pro forma net income of $504 million for 2005. See “Unaudited Pro Forma Financial Information” for our adjustments relating to increased costs associated with operating as a separate company. For a discussion of EBITDA and a reconciliation of EBITDA to net income see “Summary Historical and Unaudited Pro Forma Combined Financial Data,” included elsewhere in this information statement.

Industry Overview

According to the National Association of Realtors (“NAR”), since 1985, the value of existing home sales in the U.S. has grown at a CAGR of 10% per year to approximately $1.8 trillion in 2005. We believe that the value of existing home sales will continue to grow at a positive rate in future years. We compete primarily in the domestic residential real estate brokerage segment of this industry which, according to Real Trends, generated approximately $67 billion of gross commission income in 2005, of which our company owned brokerage operations and our franchisees together earned $17 billion. Within this industry segment, we also provide relocation, title and settlement services as well as mortgage origination through our venture with PHH Corporation. We also compete to a lesser extent in the commercial real estate brokerage segment.

The highly fragmented real estate brokerage industry consists primarily of a large number of relatively small brokerage companies, a small number of multioffice regional brokerage companies and one national real estate brokerage company, Realogy. In addition, according to a 2004 report of NAR, approximately 93% of all real estate brokerage firms consisted of a single office.

Residential real estate brokerage companies typically realize revenues as a commission that is based on a percentage of the price of each home sold. As a result, the real estate brokerage industry generally benefits from rising home prices and increased volume of home sales. In 2005, the national median price for existing, single-family homes, as reported by NAR, was $208,300, up 12% from 2004. Since 1985, the CAGR of median home prices has increased 5.2%. Rising home ownership rates have also had a positive impact on the real estate brokerage industry. According to the United States Census Bureau, the 2005 national home ownership rate was 69%, the highest rate on record (statistics have been kept since 1900). The home ownership rate is rising in most areas of the country.

Within the domestic residential real estate brokerage industry, we derive the majority of our revenues from serving the needs of buyers and sellers of existing homes rather than those of new homes. We believe that existing home transactions and the services associated with these transactions such as mortgages and title services represents the most attractive segment of the residential real estate brokerage industry. First, we believe that this segment is generally more stable than the new home segment as evidenced by the fact that over the last 15 years, new home sales declined four times versus only twice for existing homes. As shown in the graph below, from 1950 to 2004 the growth of home sale prices has been 4.8% on a compounded annual growth rate basis and in no year have national home prices declined from the prior year. Additionally, the existing home segment represents a significantly larger addressable demand. Of the 8.3 million home sales in the United States in 2005, NAR estimates that approximately 7.1 million were existing home sales, representing over 84% of the overall sales as measured in units. Additionally, existing home sales afford us the opportunity to represent either the buyer or the seller and in some cases both are represented by a broker owned or associated with us. The new home sale segment is increasingly being served by brokerage arms of the larger homebuilders. However, we aggressively pursue opportunities to represent the buyers and, where appropriate, the selling homebuilders in these transactions.

Industry Trends

We believe that long-term demand for housing and the growth of our industry is primarily driven by the economic health of the domestic economy, interest rates and other locally based dynamics such as household income, employment rates and demand relative to supply.

Favorable long-term economic fundamentals

We believe that an important driver of home sales is positive economic fundamentals. Since 1985, existing home sales have increased from 3.2 million to 7.1 million in 2005, representing a 4.0% CAGR. Over this same period, Gross Domestic Product experienced a 5.6% CAGR. According to the U.S. Census Bureau, per capita household income increased from approximately $26,304 in 1985 to $45,915 in 2005, representing a 2.8% CAGR. Additionally, falling mortgage rates over this time period helped support the home sales growth.

Despite the expected moderation in the number of existing home sales, we expect that the housing market will continue to benefit from positive long-term economic fundamentals. According to the Global Insight, GDP is expected to grow 3.0% per year over the next five years. Additionally, the U.S. Census Bureau projects that household income will increase to $64,181 in 2015 from $45,915 in 2005, representing a CAGR of 3.4%. Finally, according to Global Insight, average 30-year fixed mortgage rates are projected to be between 6.8% and 7.8% through 2015 as compared to 6.22% as of December 31, 2005.

The following graph indicates that, since 1950, home prices have not decreased year over year on a national basis. This includes during eight documented recessions. In addition, according to NAR, in January and February of 2006, average existing home sale prices were up 7% over the corresponding months in 2005 on a national basis. Accordingly, we believe annual home price appreciation is reasonable to forecast.

Year	HPA	AVERAGE	Recessions
1950	5.48	4.8	0
1951	7.71	4.8	0
1952	2.67	4.8	0
1953	1.76	4.8	16
1954	1.8	4.8	16
1955	0.9	4.8	0
1956	2.6	4.8	0
1957	3.4	4.8	16
1958	0.8	4.8	16
1959	0.8	4.8	0
1960	2	4.8	16
1961	0.8	4.8	0
1962	1.6	4.8	0
1963	1.2	4.8	0
1964	0.7	4.8	0
1965	2.1	4.8	0
1966	4.1	4.8	0
1967	2.8	4.8	0
1968	5.3	4.8	0
1969	7.6	4.8	0
1970	2.8	4.8	16
1971	3.666666667	4.8	0
1972	4.613774022	4.8	0
1973	9.285203717	4.8	0
1974	8.35895088	4.8	16
1975	5.999879278	4.8	16
1976	7.909572348	4.8	0
1977	10.63852243	4.8	0
1978	14.22302776	4.8	0
1979	12.25154501	4.8	0
1980	8.27691392	4.8	16
1981	5.795856667	4.8	16
1982	2.990842372	4.8	16
1983	3.064795838	4.8	0
1984	4.081133172	4.8	0
1985	4.982216866	4.8	0
1986	6.977265091	4.8	0
1987	7.05349665	4.8	0
1988	6.253820013	4.8	0
1989	6.272290099	4.8	0
1990	3.314785546	4.8	16
1991	1.902845886	4.8	16
1992	2.724879694	4.8	0
1993	2.140097295	4.8	0
1994	2.62250098	4.8	0
1995	3.279346041	4.8	0
1996	4.073971336	4.8	0
1997	3.9926792	4.8	0
1998	5.320803076	4.8	0
1999	5.251545288	4.8	0
2000	7.062704236	4.8	0
2001	7.945808978	4.8	16
2002	6.819424624	4.8	0
2003	6.832313647	4.8	0
2004	10.67179355	4.8	0

Sources: E.H. Boeckh and Associates, Bureau of Labor Statistics, U.S. Census Bureau, Freddie Mac

The following graph supports our belief that home price appreciation has been in line with disposable income levels. It also shows that the average size of a house has grown approximately 50% since 1973, which has further supported annual existing home sale price increases.

Year	Average Square Feet	Income	CMHPI
1973	1650	0	0
1974	1695	8.671889233	7.885304659
1975	1645	18.58261979	19.3320817
1976	1700	31.4447076	36.3031234
1977	1720	44.8715613	52.97832395
1978	1755	60.35707779	65.64260113
1979	1760	77.55511022	75.19485692
1980	1740	89.65203134	80.48586221
1981	1720	102.4776826	85.99305911
1982	1710	123.9752232	93.59390112
1983	1725	136.983057	103.2144279
1984	1780	148.2419384	117.3806679
1985	1785	159.1728912	132.6847585
1986	1825	178.2109674	147.2321784
1987	1905	195.7004919	162.7240143
1988	1995	211.6779013	171.4228822
1989	2035	220.240481	176.5830346
1990	2080	236.6369102	184.0985379
1991	2075	243.63272	190.1746601
1992	2095	256.1668792	197.7470558
1993	2095	269.5755147	207.5041247
1994	2100	284.2047732	220.0432383
1995	2095	299.7267262	232.8156113
1996	2120	321.9894334	250.4750526
1997	2150	336.764438	268.766001
1998	2190	364.0371652	294.6919269
1999	2223	378.0470031	325.9998862
2000	2266	394.8988887	354.8443989
2001	2324	411.0584806	385.4468908
2002	2320	436.9284023	439.4663481
2003	2330
2004	2349
2005

Strong demographics trends

We expect that compelling supply and demand forces, largely driven by favorable demographic trends, will contribute to the continued expansion of the residential real estate market. Favorable demographic factors are expected to continue to drive increased household formations. Generally, the number of U.S. households grew from 96 million in 1991 to 114 million in 2005, increasing at a rate of 1% per year on a CAGR basis. According to the Joint Center for Housing Studies at Harvard University, that annual growth trend is expected to continue through 2015. Moreover, as the approximately 75 million baby boomers age, we expect that their housing demand will increasingly be directed toward single-family homes aimed at move-up buyers, as well as second homes. Children of the baby boomers (“echo boom”) are now beginning to impact the housing market and are buying houses at a much younger age than previous generations. Finally, the U.S. housing market is also expected to benefit from immigration which is anticipated to account for almost one third of the net U.S. household growth through the next decade, according to the Joint Center for Housing Studies at Harvard University.

Immigration into the U.S.

Sources: The Yearbook of Immigration Statistics, Joint Center for Housing Studies at Harvard University

Increasing home ownership

We believe that the historical trend towards increasing home ownership in the U.S. housing market will continue to support the long term growth of the industry. According to the U.S. Census Bureau and the Homeownership Alliance, the overall home ownership rate has increased from approximately 64% in 1990 to 69% in 2004 as low interest rates, strong economic growth and continued demand from both minorities and baby boomers contributed to increasing home ownership. The U.S. Census Bureau and the Homeownership Alliance also anticipate continued growth in the home ownership rate to 70% by 2013 due to the movement of recent immigrants into home ownership and the continued trend of baby boomers entering their peak home ownership years.

Home ownership rate in the United States

Sources: U.S. Census Bureau, Homeownership Alliance

The growth trend in the home buying market also increases demand for title and settlement services. According to an A.M. Best report, the title and settlement services industry for residential real estate has grown from $4.8 billion in 1995 to $16.4 billion in 2004. Home purchases generally require certain title and settlement services. As home values continue to rise, revenues earned from title insurance premiums have increased. This is because the fee for a title insurance policy is based on the value of the home.

Relocation trends

There has been an increasing trend in which international companies are consolidating their global relocation purchasing with single service providers. This has benefited providers with a more comprehensive suite of services such as Cartus. There has been a continual shift in revenue sources from management fees to referral fees/commissions from third party providers. Increasing home values in recent years have led to increased referral fees (which are based on a percentage of home values) and have further accelerated this favorable trend. Human resource outsourcing firms provide a broad range of human resource services including relocation and have entered this space largely as intermediaries and they are increasingly relying on companies like Cartus to provide them with relocation services.

Internet trends

Consumers’ use of the Internet to search for a home has risen dramatically over time, increasing to more than 70% in 2005 from only 2% of buyers in 1995. The same 2005 study by NAR shows that 24% of home buyers identified the Internet as where they first learned about the home they purchased, up from 15% in 2004.

At the same time, the Internet has not served to disintermediate traditional real estate brokers and agents from their clients. Because homes are unique—they are not commodities—traditional brokers and agents remain integral to the real estate transaction, even as consumers’ Internet usage rises. The NAR survey shows that 81% of buyers who use the Internet to search for a home actually purchase their home through a real estate agent. In contrast, only 63% of non-Internet users buy their homes through a real estate agent. In addition, the level of “For Sale By Owner” sales is on a sustained decline, down to 13% in 2005 from a high of 18% in 1997.

The technology required for brokers to remain state-of-the-art is continually evolving, and firms with the capital resources to make such investments will be better able to attract new franchisees and sales associates. This access to advanced technology—whether it is for marketing, training or online lead management—provides a competitive advantage for our brokers and sales associates, enabling them to attract more buyers and sellers.

While overall real estate advertising spending has held flat during the past three years, more and more advertising has shifted from print to online media. According to Borrell Associates Inc., the percentage share of total real estate advertising dollars spent online nearly doubled in three years, going from 8.3% in 2003 to 15.9% in 2005. For brokers who decrease their dependency on print advertising, this could also contribute to lower marketing costs and potentially lead to a decrease in absolute spending levels for traditional brokers. The Internet has been, and we believe will continue to be a great enabler for the real estate industry.

Our Strengths

We believe that the following competitive strengths differentiate us from our competitors:

•	Strong portfolio of leading real estate brands. Our brands are among the most well known and established real estate brokerage brands in the world. The strong image and familiarity of our brands attract potential real estate buyers and sellers to seek out brokers affiliated with our brands. We believe that brand recognition is important in the real estate business because home buyers and sellers are generally infrequent users of brokerage services and typically rely on reputation as well as word-of-mouth recommendations. Each of our brands has a unique history and heritage. Coldwell Banker and Coldwell Banker Commercial are two of the oldest national real estate brands in the U.S. and will be celebrating their 100th anniversaries in 2006. Century 21, founded in 1971, is the only real estate franchise system brand to earn a place in the book, “America’s Greatest Brands.” ERA, also founded in 1971 as Electronic Realty Associates, Inc., initiated the use of fax machines to sell homes long before any of its competitors. Sotheby’s International Realty, founded in 1976 in part to serve the clients of the Sotheby’s auction house, quickly became known for representing extraordinary estates throughout the world. We believe that maintaining the image and recognizability of our brands is key to our growth. We also believe that real estate sales associates think that a brokerage firm’s image with customers is one of its most important attributes.

•	Significant scale and diversity. We believe that the strong presence of each of our businesses in their respective industries and the broad range of real estate and relocation services that we offer provide us with advantages in the residential real estate market relative to our competitors. We believe that our size and scale reduces our operational risk and improves our operating efficiencies, profit margins and service levels through our ability to develop, roll out and integrate new technologies and eliminate redundant costs. We also believe that our size enables us to access capital at a relatively low cost to fund strategic acquisitions to grow our business, which has contributed to our revenues and returns over time. Our size and geographic diversity also reduces the risk that a local or regional slowdown in the real estate market will have a material adverse effect on our financial results.

•	Strong business model with stable cash flows. We believe that our established role as an intermediary in the home sale process and the integrated business model that we have developed enable us to achieve profitability and stable cash flows. Our franchise operations have a recurring revenue base, generate high profit margins and require relatively minimal capital investment. In addition, our franchise systems are marketed and accessible to multiple segments of the residential real estate brokerage market, as our franchisees range from smaller one or two office operations to larger-scale operators with multiple locations and experience in the industry. Our company owned brokerage business provides significant revenues through the payment of royalties to our real estate franchise business, while having a cost structure with a relatively large variable cost component, which allows us to maintain our high overall margins even during a slowdown in the housing market. Our business model and strong cash flow allow us the flexibility to grow through multiple avenues and focus on the areas that will maximize our return on capital.

•	Revenue enhancing “value circle” among our complementary businesses. Each one of our businesses, as well as our interest in PHH Home Loans, provides an opportunity to cross-sell additional services to a customer and capture revenue from the different service components associated with residential real estate transactions. We refer to this ability to capture revenues on several aspects of a real estate transaction as our “value circle.” For instance, through Cartus and the over 120,000 individual relocations that we manage annually, we are able to capture incremental business opportunities through cross-selling many of our related products and services throughout our company. For example, when a client of Cartus hires us to relocate one of its employees, the relocation business may refer the employee to a real estate sales associate affiliated with one of our company owned or franchised real estate brokerages to assist him or her in buying a new home and/or selling their current home. In connection with the purchase, the real estate associate may refer the employee to our local title agent for title insurance and settlement services and to PHH Home Loans for mortgage services. In addition, we are growing our title and settlement services business by leveraging the strong geographic presence of our company owned brokerage business and franchisees and increasing the percentage of our customers that use our title and settlement services business. We believe that our value circle uniquely positions us to generate additional revenue growth opportunities in all of our businesses and enhance the customer’s overall experience.

•	Strong and experienced management team. Our executive officers have extensive experience in the real estate industry, which we believe is an essential component to our future growth as a stand-alone real estate and relocation services company. Our experienced senior management team combines a deep knowledge of the real estate markets, an understanding of industry trends and a proven ability to identify, effect and integrate acquisitions. Our Chairman of the Board and Chief Executive Officer, Henry R. Silverman, is the current Chairman of the Board and Chief Executive Officer of Cendant. Mr. Silverman founded HFS Incorporated in 1990 and began acquiring real estate franchisors in 1995. In addition to Mr. Silverman’s real estate experience, his capital markets and public company experience will serve as an invaluable resource to our company. Richard A. Smith, our Vice Chairman and President, has been the head of Cendant’s Real Estate Services division since 1996 and began his franchise career in 1979. Furthermore, the heads of our four operating businesses are seasoned executives with an average of over 20 years of experience in their respective areas in the real estate industry.

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Innovative technology.  We believe that we effectively use innovative technology to attract more customers, enhance sales associates’ productivity and improve our profitability. Early in 2005, we began rolling out our proprietary LeadRouter system. LeadRouter sends Internet customer leads directly to a sales associate’s cellular phone in real time, dramatically increasing the sales associate’s response rate and improving response time. Nearly all of our company owned brokerage operations and over 18% of our franchisees are using LeadRouter. Additionally, our company owned brokerage operations have begun using our proprietary SearchRouter technology and we have begun rolling this new technology out to our franchisees. SearchRouter makes it easy for consumers to go directly from one of our national brand websites to a local broker’s website, thereby transforming the national brand website into a gateway to view all local listings. We believe that our continued use and marketing of innovative technology, together with our aggressive Internet search engine marketing campaign, assisted in generating over 78 million visitors to our company owned real estate brokerage websites during 2005.

Our Strategy

Our goal is to be the leading provider of a broad range of world-class real estate and relocation services to our customers while increasing revenues and profitability across all of our businesses. Our business strategy is focused on the following initiatives:

•	Expand and grow our real estate franchise business. We intend to continue to grow our real estate franchise business by selling new franchises, establishing and/or purchasing new brands, assisting current franchisees with their acquisitions and helping franchisees recruit productive sales associates. According to NAR, approximately 50% of sales associates in the U.S. work at brokerages that are unaffiliated with a national or regional franchise system. We believe our franchise sales force can effectively market our franchise systems to these unaffiliated brokerages. We also intend to grow our real estate franchise business by establishing new franchise brands and/or purchasing additional franchise brands. For example, since we entered into an exclusive license to franchise Sotheby’s International Realty in February 2004, we created a new franchise system which we have now grown from 15 company owned offices to 220 franchise and company owned offices, all of which generate royalties for our franchise business. We believe that the acquisition of the exclusive rights to this brand has enabled us to capitalize on the significant opportunity in the upper end of the real estate market at a rate faster than would otherwise have been possible. We continually seek to improve the world-class service and support that we provide to our franchisees and seek to improve or at least maintain our franchise retention rate of 99% for 2005. We also assist our franchisees in growing their business by providing them with forgivable loans that are intended to cover all or a portion of their out-of-pocket expenses that they incur in the opening of or conversion into offices operating under one of our franchised brands or when our current franchisees acquire independent brokerages. These advances are forgivable over the term of the franchise agreement provided the franchisee’s operations satisfy certain criteria. Furthermore, we seek to provide additional training, technology and marketing programs to enhance the productivity of our franchisees. We will also continue to expand our international presence through the sale of international master franchise rights and by providing consulting services to the international master franchisors to facilitate growth in each respective territory.

•	Effectively grow our company owned real estate brokerage business. We intend to grow our company owned real estate brokerage business both organically and through strategic acquisitions, including, possibly, acquisitions using Realogy common stock as currency. To grow our business organically, our management will focus on working with office managers to recruit, retain and develop effective sales associates who can successfully engage and earn fees from new clients. We also intend to selectively open new offices and monitor existing offices to reduce storefront costs while increasing operating efficiency. We will continue to be opportunistic and identify and make acquisitions in markets where there is potential for growth or that otherwise serve our overall long-term strategy and goals.

•	Increase our relocation services client base and service offerings. We intend to grow our relocation services business through a combination of adding new clients, providing additional services to existing clients and providing new product offerings. We also will continue to be a leader in providing global relocation services in existing and growing markets where our clients are placing employees, by expanding our global network presence with third party agents. We believe our comprehensive suite of services enables us to meet all of our clients’ global relocation needs. Our top 25 relocation clients have an average tenure of 15 years with us.

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Expand our title and settlement services geographic coverage and capture rate.  The majority of our title and settlement services offices are located in or around our company owned brokerage offices. We believe our title and settlement services business earns a large portion of its revenues because of the proximity of its offices to our company owned brokerage offices and the excellent customer service provided to sales associates affiliated with these company owned brokerage offices. We intend to grow our title and settlement services business through the completion of additional acquisitions, increasing the number of title and settlement services offices that are located in or around our company owned brokerage offices and through entering into contracts and ventures with our franchisees that will enable them to participate in the title and settlement services business. We will also continue to provide exceptional service to increase capture rates of available business in our existing locations.

•	Utilize new technology. According to NAR, over 70% of all homebuyers used the Internet in their search for a new home in 2005. In addition, many potential new customers use the Internet to perform research on real estate brokers. Recognizing this trend and the opportunity it provides for our franchisees and our company owned real estate brokerage business, we are increasing the percentage of our advertising dollars that are spent on Internet based advertising relative to print ads and other traditional forms of advertising. In addition, we intend to continue to develop new technologies that will be more responsive to our customers’ needs and should help our sales associates to become more efficient and successful. In 2006, we will continue the roll-out of LeadRouter (patent pending) and SearchRouter to our franchisees. LeadRouter sends Internet leads directly to a sales associate’s cellular phone in real time, and SearchRouter allows consumers to go directly from one of our national brand websites to a local broker’s website, thereby transforming the national brand website into a gateway to view, in some cases, all local listings. We expect both of these technologies will improve the revenues and profitability of our franchisees. We will continue our efforts to identify, acquire and market new technologies and monitor, and where appropriate, adopt other technologies to improve our business.

•	Increase cross-selling opportunities arising from the value circle. We will continue to take full advantage of our value circle and to increase revenues in all of our businesses by increasing our cross-selling opportunities. In our title and settlement services business, we plan to increase revenues by expanding our title and settlement services geographic coverage to additional markets where we have a franchise presence or where we operate our company owned brokerage operations. We will also seek to increase the percentage of customers of our company owned brokerage operations and our relocation services business that use our title and settlement services by providing excellent customer service, lower cost and convenience. Our relocation services business will refer transferring employees to our franchisees and our company owned brokerage offices that are part of the Cartus Broker Network. We will seek to increase the percentage of successful referrals through enhanced coordination as well as by maintaining a referral network that covers the entire United States. We will seek to drive mortgage volume to PHH Home Loans, our mortgage venture, by ensuring the mortgage loan advisor is personally aware of our customer and his or her needs, while seeking to increase the number of referrals that our company owned brokerage offices and franchised real estate offices receive from PHH Home Loans.

Value Circle

Our four complementary businesses work together to form our “value circle.” Our value circle is a major driver of our revenue growth. This is demonstrated through the following examples:

•	After becoming a franchisee, we may ask the franchisee, if qualified, to join the Cartus Broker Network, our relocation business referral network, and to work with our title and settlement services business. If qualified, the approved broker would be eligible to receive relocation referrals from our relocation services business, and our relocation services business would receive a fee for the referral. Our franchisees may also enter into marketing or service agreements or title agency ventures with our title and settlement services business, which will allow them to participate in the title and settlement services business.

•	Our Cartus Broker Network is a network of brokers that accepts referrals from our relocation services business. Approximately 94% of the Cartus Broker Network is affiliated with our brands, including both our franchisees and our company owned brokerage business. As such, our real estate franchise systems business, through royalty payments from franchisees and company owned brokerage operations, and our company owned brokerage business, through commissions, earn revenues from the referral.

•	The majority of our title and settlement services business offices are located in or around our owned brokerage offices and capture approximately 50% of all title and settlement services that originate in those offices.

•	When our relocation services business assists a transferee in selling his or her home, the transferee frequently uses our title and settlement services business; and, where customary, our title and settlement service business also provides services in connection with the purchase of the transferee’s new home.

•	Through our 49.9% ownership of PHH Home Loans, we earn 49.9% of any income earned as a result of a referral from our company owned brokerages or our relocation services business. PHH Mortgage, the mortgage subsidiary of PHH Corporation and the 50.1% owner of PHH Home Loans, LLC, is the only endorsed provider of mortgages for customers of our franchisees and we receive a marketing fee for promotion in connection with our endorsement.

It is possible that all four of our businesses can derive revenue from the same real estate transaction. An example would be when a relocation services business client engages us to relocate an employee, who then hires a real estate agent affiliated with one of our owned and operated real estate brokerages to assist the employee in buying a home from a seller, who listed the house with one of our franchisees and uses our local title agent for title insurance and settlement services and obtains a mortgage through our mortgage venture with PHH Corporation. This value circle uniquely positions us to generate revenue growth opportunities in all of our businesses.

History and Development

We are currently a wholly owned subsidiary of Cendant Corporation that was organized in January 2006 to effectuate this transaction. Cendant Corporation was created in December 1997 through the merger of CUC International, Inc. (“CUC”) and HFS Incorporated (“HFS”). Prior to the merger, HFS was a major real estate, hospitality and car rental franchisor. HFS acquired PHH Corporation in April 1997. HFS owned the Century 21, Coldwell Banker and ERA franchise systems as well as the HFS Mobility relocation business. HFS Mobility was originally comprised of the Coldwell Banker Relocation, Worldwide Relocation and (after April 1997) the PHH Real Estate Services Corporation relocation companies. Following the merger of CUC and HFS, HFS Mobility changed its name to Cendant Mobility Services Corporation. In August 1997, Cendant and other investors, led by Apollo Management, formed NRT to acquire independent residential real estate brokerage offices and convert them to Coldwell Banker and ERA brokerage offices. Between 1997 and 2005, NRT acquired over 300 brokerage companies. In April 2002, Cendant acquired all of NRT’s common stock from Apollo Management and other investors and also simultaneously formed the Cendant Settlement Services Group to hold all of its title and settlement services businesses. In February 2004, Cendant acquired the Sotheby’s International Realty residential brokerage business and entered into an exclusive license agreement for the rights to the Sotheby’s International Realty trademarks. Prior to the distribution, Cendant will transfer to Realogy Corporation all of the assets and liabilities, including the entities holding substantially all of the assets and liabilities, of Cendant’s Real Estate Services business.

Real Estate Franchise Business

As the largest franchisor of real estate brokerages in the world, our brands are among the most well known and established real estate brokerage brands in the real estate industry. We currently have approximately 15,000 franchised and company owned offices and 310,000 sales associates operating under our franchise brands in the U.S. and other countries and territories around the world, which includes over 1,000 of our company owned and operated brokerage offices. In the U.S. during 2005, we estimate, based on publicly available information, that brokers operating under one of our franchised brands represented the buyer or the seller in approximately one out of every four single family homes sale transactions that involved a broker.

Our primary objectives are to sell new franchises, create or acquire new brands, retain existing franchises and, most importantly, provide world-class service and support to our franchisees in a way that enables them to increase their revenue and profitability.

Our real estate franchise brands are:

Description	One of the world’s largest residential real estate sales organizations	One of the world’s largest real estate brokerage franchisors	A leading residential real estate brokerage franchisor	Luxury real estate brokerage franchisor	A leader in commercial real estate
Offices(a)	7,877	3,835	2,843	220	163

Brokers and Agents(a)	143,200	125,000	36,600	5,100	1,400

U.S. Annual Sides(b)	893,463	725,814	218,843	9,880	N/A

# Countries with Master Franchise Agreements	41	29	29	4	6

Characteristics	• Well-recognized name in real estate • Innovative national and local marketing	• 100-year old real estate company • Pioneer in Concierge Services and a market leader in million-dollar homes	• 30-year old company • Established the first real estate franchise network outside of North America in 1981	• Well-known name in the luxury market • New luxury franchise model launched by Cendant in 2004	• Founded in 1906 • Services corporations, small business clients and investors
Note: Includes both affiliates and owned brokerages (a) Offices and agents as of 12/31/05 (b) U.S. annual sides as of 12/31/05; includes franchisees only

Our real estate franchise business generates high operating margins and has consistent revenue streams and low capital requirements. We have generated significant growth in our real estate franchise business by increasing the penetration of our existing brands in their markets, increasing the number of master franchise agreements that we sell and increasing the geographic diversity of our franchised locations to ensure exposure to multiple areas. We believe that exposure to multiple geographic areas throughout the U.S. and internationally also reduces our risk of exposure to local or regional changes in the real estate market. In addition, our large number of franchisees reduces our reliance on the revenues of a few franchisees. During 2005, our largest franchisee generated only 0.8% of our real estate franchise business revenues.

We derive substantially all of our real estate franchising revenues from royalty fees received under long-term franchise agreements with our franchisees. The royalty fee is based on a percentage of the franchisees’ gross commission income that they earn from real estate transactions. In general, we provide our franchisees with a license to use the brands’ service marks, tools and systems in connection with their business, provide them with educational materials which contains recommended methods, specifications and procedures for operating the franchise, continuous training programs and assistance and a national marketing program and related services. We operate and maintain an Internet-based reporting system for our franchisees which allows them to electronically transmit listing information, transactions, reporting information and other relevant reporting data. We also own and operate websites for each of our brands. We offer our franchisees the opportunity to sell ancillary services such as title insurance and settlement services as a way to enhance their business and to increase our cross-selling initiative. We believe that one of our strengths is the strong relationships that we have with our franchisees as evidenced by the 99% retention rate in 2005. Our retention rate represents the annual gross commission income generated by our franchisees that is kept in the franchise system on an annual basis, measured against the annual gross commission income as of December 31 of the previous year. Generally, lost gross commission income is due to termination of a franchise for cause including non-payment or non-performance, retirement or a mutual release.

The franchise agreements impose restrictions on the business and operations of the franchisees and requires them to comply with the operating and identity standards set forth in each brand’s policy and procedures manuals. A franchisee’s failure to comply with these restrictions and standards could result in a termination of the franchise agreement. The franchisees may, in some cases, mostly in the Century 21 brand, have limited rights to terminate the franchise agreements. Prior versions of the Century 21 franchise agreements, that are still in effect but are no longer offered to new franchisees, permit the franchisee to terminate the agreement if the franchisee retires, becomes disabled or dies. Generally, the franchise agreements have a term of ten years and require the franchisees to pay us an initial franchise fee of up to $25,000, plus, upon the receipt of any commission income, a royalty fee, in most cases, equal to 6% of such income. Each of our franchise systems (other than Coldwell Banker Commercial) offers a volume incentive program that returns a portion of the royalties paid. Each franchisee is eligible to receive a volume incentive upon the satisfaction of certain conditions. The amount of the volume incentive varies depending upon the franchisee’s annual gross revenue subject to royalty payments for the prior calendar year. Under the current form of franchise agreements, the maximum volume incentive varies for each franchise system, and ranges from 2% to 3% of gross revenues. We provide a detailed table to each franchisee that describes the gross revenue thresholds required to achieve a volume incentive and the corresponding incentive amounts. We reserve the right to increase or decrease the percentage and/or dollar amounts in the table, subject to certain limitations. Our company owned brokerage offices do not participate in the volume incentive program. Franchisees and company owned offices are also required to make monthly contributions to national advertising funds maintained by each brand for the creation and development of advertising, public relations and other marketing programs.

Under certain circumstances, forgivable loans are extended to eligible franchisees for the purpose of covering all or a portion of the out-of-pocket expenses for a franchisee to open or convert into an office operating under one of our franchise brands, to facilitate the franchisee’s acquisition of an independent brokerage or for major renovations. Many franchisees use the advance to change stationery, signage, business cards and marketing materials or to assist in acquiring companies. The loans are not funded until appropriate credit checks and other due diligence are done and the business is opened and operating under one of our brands. Upon satisfaction of certain criteria, the cash advances are forgiven over the term of the franchise agreement.

In addition to offices owned and operated by our franchisees, we own and operate approximately 1,000 of the Coldwell Banker, ERA, Coldwell Banker Commercial and Sotheby’s International Realty offices through our NRT subsidiary. NRT pays intercompany royalty fees of approximately 6% of its commission income plus marketing fees to our real estate franchise business in connection with its operation of these offices. These fees are recognized as income or expense by the applicable segment level and eliminated in the consolidation of our businesses. NRT is not eligible for any volume incentives and it is the largest contributor to the franchise system’s national marketing funds under which it operates.

In the United States, we employ a direct franchising model whereby we contract with and provide services directly to independent owner-operators. In other parts of the world, we generally employ either a master franchise model, whereby we contract with a qualified, experienced third party to build a franchise enterprise in such third party’s country or region, or a direct franchising model.

We also offer service providers an opportunity to market their products to our brokers, sales associates and their customers through our Preferred Alliance Program. To participate in this program, service providers generally pay us an initial fee, subsequent commissions based upon our franchisees’ or sales associates’ usage of the preferred alliance vendors or both. In connection with the spin-off of PHH Corporation, Cendant’s former mortgage business, PHH Mortgage, the subsidiary of PHH Corporation that conducts mortgage financing, is the only provider of mortgages for customers of our franchisees that we endorse. We receive a marketing fee for promotion in connection with our endorsement.

We own the trademarks “Century 21,” “Coldwell Banker,” “Coldwell Banker Commercial,” “ERA” and related trademarks and logos, and such trademarks and logos are material to the businesses that are part of our real estate business. Our franchisees and our subsidiaries actively use these marks, and all of the material marks are registered (or have applications pending) with the United States Patent and Trademark Office as well as with corresponding trademark offices in major countries worldwide where these businesses have significant operations.

We have an exclusive license to own, operate and franchise the Sotheby’s International Realty brand to qualified residential real estate brokerage offices and individuals operating in eligible markets pursuant to a license agreement with SPTC, Inc., a subsidiary of Sotheby’s Holdings, Inc. Such license agreement has a 100-year term, which consists of an initial 50-year term and a 50-year renewal option. In connection with our acquisition of such license, we also acquired the domestic residential real estate brokerage operations of Sotheby’s which are now operated by NRT. We pay a licensing fee to Sotheby’s Holdings for the use of the Sotheby’s International Realty name equal to 9.5% of the royalties earned by our Real Estate Franchise Business attributable to franchisees affiliated with the Sotheby’s International Realty brand, including company owned brokers.

Each of our brands has a consumer web site that offers real estate listings, contacts and services. Century21.com, coldwellbanker.com, coldwellbankercommercial.com, sothebysrealty.com and era.com are the official web sites for the Century 21, Coldwell Banker, Coldwell Banker Commercial, Sotheby’s International Realty and ERA real estate franchise systems, respectively.

Company Owned Real Estate Brokerage Services

Through our subsidiary, NRT, we own and operate a full-service real estate brokerage business in more than 35 of the largest metropolitan areas in the U.S. Our company owned real estate brokerage business operates under our franchised brands, principally Coldwell Banker, ERA and Sotheby’s International Realty, as well as proprietary brands that we own, but do not currently franchise, such as The Corcoran Group. We have nearly 1,100 company owned brokerage offices, approximately 9,000 employees and over 64,000 independent contractor sales associates working with these company owned offices. From the date of Cendant’s acquisition of 100% of NRT in April 2002 through 2005, we acquired over 90 brokerage companies. These acquisitions have been a substantial contributor to the growth of our company owned brokerage business.

Our real estate brokerage business derives revenue primarily from sales commissions, which are received at the closing of real estate transactions, which we refer to as gross commission income. Sales commissions usually range from 5% to 7% of the home’s sale price. In transactions in which we act as a broker for solely the buyer or the seller, the seller’s broker typically instructs the closing agent to pay the buyer’s broker a portion of the sales commission. Sales associates generally receive between 50% and 80% of the commission payable to us. In addition, as a full-service real estate brokerage company, we promote the complementary services of our relocation and title and settlement services businesses, in addition to PHH Home Loans, LLC, our home mortgage venture with PHH Corporation. We own 49.9% of the venture and PHH owns the remaining 50.1%. We believe we are the most integrated brokerage company and our services enhance the customer experience.

When we assist the seller in a real estate transaction, our sales associates generally provide the seller with a full service marketing program, which may include developing a direct marketing plan for the property, assisting the seller in pricing the property and preparing it for sale, listing it on multiple listing services, advertising the property (including on web sites), showing the property to prospective buyers, assisting the seller in sale negotiations, and assisting the seller in preparing for closing the transaction. When we assist the buyer in a real estate transaction, our sales associates generally help the buyer in locating specific properties that meet the buyer’s personal and financial specifications, show properties to the buyer, assist the buyer in negotiating (where permissible) and in preparing for closing the transaction.

We operate approximately 87% of our offices under the Coldwell Banker brand name, approximately 3% of our offices under the ERA brand name, approximately 6% of our offices under The Corcoran Group brand name and approximately 4% of our offices under the Sotheby’s International Realty brand name. Our offices are geographically diverse with a strong presence in the lucrative east and west coast areas, where home prices are generally higher. We operate our Coldwell Banker offices in numerous regions throughout the country, our ERA offices in New Jersey and Pennsylvania, our Corcoran Group offices in New York City, the Hamptons (New York), and Palm Beach, Florida and our Sotheby’s International Realty offices in several regions throughout the country.

We believe that the markets in which we operate generally function independently from one another. Our geographically diverse portfolio of brokerage operations could mitigate some of the impact of local or regional changes in the real estate market. The following table provides information about the various regions we serve:

Major Geographic Regions	% of NRT 2005 Revenue	2005 Average Home Sale Price
Midwest	15.5%	$278,253
Southern California	15.0%	$928,393
Northern California	11.9%	$801,928
Florida	11.8%	$385,460
Tri-State excluding New York City	11.1%	$555,717
Mid-Atlantic	7.4%	$361,743
New England	7.2%	$432,899
New York City	6.0%	$1,074,061
Sotheby’s International Realty (all locations)	5.6%	$1,401,649
All other (a)	8.5%	$265,306

Total	100.0%	$470,538

(a)	Includes Denver, Utah, Arizona, Hawaii, Atlanta and Pittsburgh

We intend to grow our business both organically and through strategic acquisitions. To grow organically, we will focus on working with office managers to recruit, retain and develop effective sales associates that can successfully engage and earn fees from new clients. We will continue to shift from traditional print media marketing to technology media marketing. We also plan to open new offices while monitoring expenses to increase efficiencies.

We have a dedicated group of professionals whose function is to identify, evaluate and complete acquisitions. We are continuously evaluating acquisitions that will allow us to enter into new markets and to expand our market share in existing markets through smaller “tuck-in” acquisitions. Following completion of an acquisition, we consolidate the newly acquired operations with our existing operations. By consolidating operations, we reduce or eliminate duplicative costs, such as advertising, rent and administrative support. By utilizing our existing infrastructure to support a broader network of sales associates and revenue base, we can enhance the profitability of our operations. We also seek to enhance the profitability of newly acquired operations by increasing the productivity of the acquired brokerages’ sales associates. We provide these sales associates with specialized tools, training and resources that are often unavailable at smaller firms, such as access to sophisticated information technology and ongoing technical support; increased advertising and marketing support; relocation referrals, and a wide offering of brokerage-related services. In 2005, we acquired 32 real estate brokerage companies.

Our real estate brokerage business has a contract with Cartus under which the brokerage business provides brokerage services to relocating employees of the clients of Cartus. When receiving a referral from Cartus, our brokerage business seeks to assist the buyer in completing a home sale. Upon completion of a home sale, we receive a commission on the purchase or sale of the property but are obligated to pay Cartus a portion of such commission as a referral fee. We believe that these fees are comparable to the fees charged by other relocation companies.

In connection with Cendant’s January 2005 spin-off of its mortgage and fleet management business, PHH Corporation, we formed a venture with PHH, named PHH Home Loans, LLC, for the purpose of originating and selling mortgage loans primarily to clients of our company owned residential real estate brokerage and relocation businesses. We own 49.9% of the venture and PHH owns 50.1%. As a result, our financial results only reflect our proportionate share of the venture’s results of operations which are recorded on the equity method. The venture has a 50-year term, subject to earlier termination upon the occurrence of certain events or at our election at any time after January 31, 2015 by providing two years’ notice to PHH. PHH may terminate the venture upon the occurrence of certain events or, at its option, after January 31, 2030. All mortgage loans originated by the venture are sold to PHH or other third party investors, and PHH Home Loans does not hold any mortgage loans for investment purposes or perform servicing functions for any loans it originates. Accordingly, we have no mortgage servicing rights asset risk. PHH Home Loans is the exclusive recommended provider of mortgages for our company owned real estate brokerage business.

Relocation Services

Through our subsidiary, Cartus, we offer a broad range of employee relocation services. We assist in over 120,000 relocations in over 140 countries annually for over 1,200 active clients including nearly two-thirds of the Fortune 50, as well as government agencies and affinity organizations. Our relocation services business operates in six global service centers on four continents and is the largest U.S. and a leading global provider of outsourced employee relocation services.

We primarily offer corporate and government clients employee relocation services, such as:

•	home-sale assistance, including the evaluation, inspection, purchasing and selling of a transferee’s home, the issuance of home equity advances to transferees permitting them to purchase a new home before selling their current home (these advances are generally guaranteed by the corporate client), certain home management services, assistance in locating a new home and closing on the sale of the old home, generally at the instruction of the client;

•	expense processing, relocation policy counseling, relocation related accounting, including international compensation administration, and other consulting services;

•	arranging household goods moving services, with over 70,000 domestic and international shipments in 2005, and providing support for all aspects of moving a transferee’s household goods, including the handling of insurance and claim assistance, invoice auditing and quality control;

•	visa and immigration support, intercultural and language training and expatriation/ repatriation counseling and destination services; and

•	group move management services providing coordination for moves involving a large number of transferees to or from a specific regional area over a short period of time.

The wide range of our services allows our high quality clients to outsource their entire relocation programs to us. We believe we provide our relocation clients with exceptional service. As a result, our top 25 relocation clients have an average tenure of 15 years with us.

Under relocation services contracts with our clients, home sale services are divided into two types, “at risk” and “no risk.” Approximately 88% of our home sale services are provided under “no risk” contracts. Under these contracts, the client pays a fee for the relocation service and is responsible for payment of all direct expenses associated with the home sale. Such expenses include, but are not limited to, appraisal, inspection and real estate brokerage commissions. The client also bears the risk of loss on the sale of the transferee’s home. We pay all of these expenses and generally fund them on behalf of the client. When we fund these expenses, the client then reimburses us for those costs plus interest charges on the advanced money. This limits our exposure on “no risk” home sale services to the credit risk of our corporate clients rather than to the potential fluctuations in the real estate market or to the creditworthiness of the individual transferring employee. Due to the credit quality of our corporate clients and our history with such losses, we believe such risk is minimal.

For all U.S. federal government agency clients and a limited number of corporate clients, we provide an “at risk” home sale service in conjunction with the other services we provide. These “at risk” transactions represent approximately 12% of our total home sale transactions. The “at risk” fee for these transactions is a fixed fee based on a percentage of the value of the underlying property, and is significantly larger than the fee under the “no risk” home sale service because we pay for all direct expenses (acquisition, selling and carrying costs) associated with the home sale, including potential losses on the sale of the home. We do not speculate in the real estate market nor is it our intention to profit on any appreciation in home values. Since we move to dispose of the homes at risk immediately, we limit our exposure to fluctuations in home values. In 2005, approximately 60% of our “at risk” homes were “amended sales,” meaning a third party buyer is under contract at the time we become the owner of the home. This reduces our risk of a decrease in the home’s value. Net resale losses as a percentage of the purchase price of “at risk” homes has averaged approximately 2% over the last three years, which are more than offset by the premium we charge for an “at risk” home sale.

Under all relocation services contracts (regardless of whether the client utilizes the “no risk” or “at risk” home sale service), clients are responsible for payment of all other direct costs associated with the relocation, including, but not limited to, costs to move household goods, mortgage origination points, temporary living and travel expenses. We process all of these expenses and generally fund them on behalf of the client. When we fund these expenses, the client reimburses us for those costs plus interest charges on the advanced money. The exposure for the non-home sale related direct expenses is limited to the credit risk of the corporate clients. We have experienced virtually no credit losses, net of recoveries, over the last three years.

Substantially all of our contracts with our relocation clients are terminable at any time at the option of the client. If a client terminates its contract, we will only be compensated for all services performed up to the time of termination and reimbursed for all expenses incurred to the time of termination.

Regardless of whether the client utilizes the “no risk” or “at risk” home sale service, we also earn commissions from real estate brokers, van lines and other suppliers who provide services to the transferee. The commissions earned allow us pricing flexibility for the fees we charge our clients. We have created the Cartus Broker Network, which is a network of real estate brokers consisting of our company owned brokerage operations, some of our franchisees who have chosen to become members and independent real estate brokers. Member brokers of the Cartus Broker Network receive referrals from our relocation services business in exchange for a referral fee. The Cartus Broker Network closed over 70,000 properties in 2005. We derive about 6% of our relocation revenue from referrals within our Cartus Broker Network.

About 6% of our relocation revenue is derived from our affinity services, which provide real estate and relocation services, including home buying and selling assistance, as well as mortgage assistance and moving services, to organizations such as insurance companies, credit unions and airline companies that have established members. Often these organizations offer our affinity services to their members at no cost and, where permitted, provide their members with a financial incentive for using these services. This service helps the organizations attract new members and retain current members. In 2005, we provided personal assistance to over 68,000 individuals, with approximately 30,000 real estate transactions.

Title and Settlement Services

Our title and settlement services business, Title Resource Group, provides full-service title and settlement (i.e., closing and escrow) services to real estate companies and financial institutions. We are licensed in 37 states and operate mostly in major metropolitan areas. We have approximately 500 offices, 350 of which are co-located with one of our company owned brokerage offices.

We act in the capacity of a title agent and sell title insurance to property buyers and mortgage lenders. We issue title insurance policies on behalf of large national underwriters and through our title insurance venture called Censtar as well as through our wholly owned underwriter, Title Resources Guaranty Company, which we acquired in January 2006. These policies are issued by our wholly and partially owned agency operations that are licensed in 37 states and Washington, D.C., with physical locations in 24 states. For policies issued through our agency operations, we typically are liable only for the first $5,000 of loss for such policies on a per claim basis.

Virtually all lenders require their borrowers to obtain title insurance policies at the time mortgage loans are made on real property. Title insurance policies state the terms and conditions upon which a title underwriter will insure title to real property. Such policies are issued on the basis of a preliminary report or commitment. Such reports are prepared after, among others, a search of public records, maps and other relevant documents to ascertain title ownership and the existence of easements, restrictions, rights of way, conditions, encumbrances or other matters affecting the title to, or use of, real property. To facilitate the preparation of preliminary reports, copies of public records, maps and other relevant historical documents are compiled and indexed in a title plant. We subscribe to title information services provided by title plants owned and operated by independent entities to assist us in the preparation of preliminary title reports. In addition, we own, lease or participate with other title insurance companies or agents in the cooperative operation of such plants.

The terms and conditions upon which the real property will be insured are determined in accordance with the standard policies and procedures of the title underwriter. When our title agencies sell title insurance, the title search and examination function is performed by the agent. The title agent and underwriter split the premium. The amount of such premium “split” is determined by agreement between the agency and underwriter, or is promulgated by state law. We have entered into underwriting agreements with various underwriters, which state the conditions under which we may issue a title insurance policy on their behalf.

Our company owned brokerage operations are the principal source of our title and settlement services business. Other sources of our title and settlement services business include our real estate franchise business, Cartus and PHH Corporation’s mortgage company. Over the past several years, we have increased the geographic coverage of our title and settlement services business principally through acquisitions. When we acquire a title and settlement services business, we typically retain the local brand identity of the acquired business. Our acquisition transactions are often conducted in connection with an acquisition of a brokerage company for our company owned brokerage operations. As a result, many of our offices have subleased space from, and are co-located within, our company owned brokerage offices, a strategy that has proved to be instrumental in improving our capture rates. We have improved the capture rates of our title and settlement services business from 42% in 2003 to 48% in 2005.

Certain states in which we operate have “controlled business” statutes which impose limitations on affiliations between providers of title and settlement services, on the one hand, and real estate brokers, mortgage lenders and other real estate service providers, on the other hand. For example, in California, a title insurer/agent cannot rely on more than 50% of its title orders from “controlled business sources,” which is defined as sources controlled by, or which control, directly or directly, the title insurer/agent, which would include leads generated by our company owned brokerage business. In those states in which we operate our title and settlement services business that have “controlled business” statutes, we comply with such statutes by ensuring that we generate sufficient business from sources we do not control, including sources in which we own a minority ownership interest.

We perform title and settlement services in connection with the mortgage lending business, primarily that of PHH Mortgage. As a result of strong refinancing activity in the past few years, such business has had a material impact on our operating results. In 2003, refinance business contributed 25% of the EBITDA of our title and settlement services business. As interest rates have risen in 2005, however, refinance business represented only 12% of the EBITDA of our title and settlement services business, a level that we believe represents a more normalized level of refinance business we can expect to continue going forward.

In January 2006, we completed our acquisition of American Title Company of Houston, Texas American Title Company and their related title companies based in Texas, including Dallas-based Title Resources Guaranty Company (“TRGC”), a title insurance underwriting business, for $93 million in cash plus a $10 million (subject to potential downward adjustment) note payable to the seller within two years of the closing date of the acquisition. TRGC is a title insurance underwriter licensed in Texas, Arizona, Colorado, Oklahoma, New Mexico and Kansas. We anticipate that TRGC will underwrite a portion of the title insurance policies issued by our agency businesses.

We also manage a national network of escrow and closing agents (some of whom are our employees, while others are attorneys in private practice) to provide full-service title and settlement services to a broad-based group that includes lenders, home buyers and sellers, developers, and real estate agents. Our role is generally that of an intermediary managing the completion of all the necessary documentation and services required to complete a real estate transaction.

We derive revenue through fees charged in real estate transactions for rendering the services described above as well as a percentage of the title premium on each title insurance policy sold. We provide many of these services in connection with our residential and commercial real estate brokerage and relocation operations. Fees for escrow and closing services are separate and distinct from premiums paid for title insurance and other real-estate services.

We intend to grow our title and settlement services business through the completion of additional acquisitions (including, possibly, acquisitions using Realogy common stock as currency), by increasing the number of title and settlement services offices that are located in or around our company owned brokerage offices and by increasing our capture rates. We also intend to grow by leveraging our existing geographic coverage, scale, capabilities and reputation into new offices not directly connected with our company owned brokerage offices and through entering into contracts and ventures with our franchisees that will allow them to participate in the title and settlement services business. We will integrate our recent acquisition of American Title Company of Houston, Texas American Title Company, TRGC and their related title companies to expand underwriting activities into other states.

Competition

Real Estate Franchise Business.  Competition among the national real estate brokerage brand franchisors to grow their franchise systems is intense. Our largest national competitors in this industry include, but are not limited to, The Prudential Real Estate Affiliates, Inc., GMAC Home Services, Inc. and RE/MAX International, Inc. In addition, a real estate broker may choose to affiliate with a regional chain or choose not to affiliate with a franchisor but to remain independent. We believe that competition for the sale of franchises in the real estate brokerage industry is based principally upon the perceived value and quality of the brand and services offered to franchisees.

The ability of our real estate brokerage franchisees to compete is important to our prospects for growth. The ability of an individual franchisee to compete may be affected by the quality of its sales associates, the location of its office, the services provided to its sales associates, the number of competing offices in the vicinity, its affiliation with a recognized brand name, community reputation and other factors. A franchisee’s success may also be affected by general, regional and local economic conditions. The potential negative effect of these conditions on our results of operations is generally reduced by virtue of the diverse geographical locations of our franchisees. At December 31, 2005, our combined real estate franchise systems had approximately 9,200 brokerage offices in the United States and approximately 15,000 offices worldwide. The real estate franchise systems have offices in 59 countries and territories in North and South America, Europe, Asia, Africa and Australia.

Real Estate Brokerage Business.  The real estate brokerage industry is highly competitive, particularly in the metropolitan areas in which our owned brokerage business operates. In addition, the industry has relatively low barriers to entry for new participants, including participants pursuing non-traditional methods of marketing real estate, such as Internet-based listing services. Companies compete for sales and marketing business primarily on the basis of services offered, reputation, personal contacts, and brokerage commissions. We compete primarily with franchisees of local and regional real estate franchisors; franchisees of our brands and of other national real estate franchisors, such as The Prudential Real Estate Affiliates, Inc., GMAC Home Services, Inc. and RE/MAX International, Inc.; regional independent real estate organizations, such as Weichert Realtors and Long & Foster Real Estate; discount brokerages, such as ZipRealty; and smaller niche companies competing in local areas.

Relocation Business.  Competition in our relocation business is based on service, quality and price. We compete with global and regional outsourced relocation services providers, human resource outsourcing companies, and international accounting firms. These human resource outsourcing companies may own or have relationships with other relocation companies. For example, Hewitt Associates, a large human resource outsourcing company, owns its own relocation company. Other human resource outsourcing companies may be seeking to acquire relocation companies or develop preferred relationships with our competitors. The larger outsourced relocation services providers that we compete with include Prudential Real Estate and Relocation Services Inc., Sirva, Inc. and Weichert Relocation Resources, Inc.

Title and Settlement Services.  The title and settlement services business is highly competitive and fragmented. The number and size of competing companies vary in the different areas in which we conduct business. We compete with other title insurers, title agents and vendor management companies. While we are an agent for some of the large insurers, we also compete with the owned agency operations of these insurers. These national competitors include Fidelity National Title Insurance Company, Land America Financial Group, Inc., Stewart Title Guaranty Company, First American Title Insurance Company and Old Republic Title Company. In addition, numerous agency operations and small underwriters provide competition on the local level.

Marketing and Technology

National Advertising Fund

Each of our residential brands operates a National Advertising Fund and our commercial brand operates a Commercial Marketing Fund that is funded by our franchisees and our owned real estate brokerage operations. We are the largest contributor to each of these funds, either through commitments through our contracts with our franchisees or by our agreements with our company owned real estate brokerage operations. The focus of the National Advertising Funds is as follows:

Build and Maintain Strong Consumer Brands

The primary focus of each National Advertising Fund is to build and maintain brand awareness. This is primarily accomplished through television, radio and print advertising. Our Internet presence, for the most part, features our entire listing inventory in our regional and national markets, plus community profiles, home buying and selling advice, relocation tips and mortgage financing information. Each brand manages a comprehensive system of marketing tools, systems and sales information and data that can be accessed through free standing brand intranet sites, to assist sales associates in becoming the best marketer of their listings. In addition to the Sotheby’s International Realty brand, a leading luxury brand, our franchisees and our company owned brokerages also participate in luxury marketing programs, such as Century 21 Fine Homes & EstatesSM, Coldwell Banker Previews®, and ERA International Collection®.

Drive Customers to Brand Websites

According to NAR, 70% of all homebuyers used the Internet in connection with their search for a new home in 2005. Our marketing and technology strategies focus on capturing this consumer and assisting in their purchase. Internet, print, radio and television advertising are used by the brands to drive consumers to their respective websites. Significant focus is placed on developing each website to create value to the real estate consumer. Each website focuses on streamlined, easy search processes for listing inventory and rich descriptive details and multiple photos to market the listing on the brand website. Additionally, each brand website serves as a national distribution point for sales associates to market themselves to consumers, creating a positive customer experience.

Proprietary Technology

In addition to the websites, each brand focuses on technology initiatives that increase value to the customer and the franchisee. Beginning in 2005, we began rolling out SearchRouter and LeadRouter. The two technologies complement each other and serve to drive traffic back to our franchisees and our company owned real estate brokerage operations. SearchRouter is a proprietary technology that passes the search criteria from one of our national websites to local franchisees’ websites, thereby delivering all local listings from all real estate companies in a particular area. This permits us to deliver more listings to the consumer than any other national real estate competitor. The second proprietary system, LeadRouter, patent pending, works with each brand’s national website to deliver Internet consumer leads directly to a sales associate’s cellular phone in real time, which dramatically increases the sales associate’s response rate and response time to the consumer.

Company Owned Brokerage Operations

Our company owned real estate brokerage business markets our real estate services and specific real estate listings primarily through individual property signage, the Internet, and by hosting open houses of our listings for potential buyers to view in person during an appointed time period. In addition, contacts and communication with other real estate agents, targeted direct mailings, and local print media, including newspapers and real estate publications, are effective for certain price points and geographical locations. Television (spot cable commercials), radio 10-second spots in select markets, and “out-of-home” (i.e., billboards, train station posters) advertisements are also included in many of our companies’ marketing strategies.

Our sales associates at times choose to supplement our marketing with specialized programs they fund on their own. We provide our sales associates with promotional templates and materials which may be customized for this opportunity.

In addition to our Sotheby’s International Realty offices, we also participate in luxury marketing programs established by our franchisors, such as Coldwell Banker Previews and the ERA International Collection. The programs provide special services for buyers and sellers of luxury homes, with attached logos to differentiate the properties. Our sales associates are offered the opportunity to receive specific training and certification in their respective luxury properties marketing program. Properties listed in the program are highlighted through specific:

•	signage displaying the appropriate logo;

•	features in the appropriate section on the company Internet site;

•	targeted mailings to prospective purchasers using specific mailing lists; and

•	collateral marketing material, magazines and brochures highlighting the property.

The utilization of information technology as a marketing tool has become increasingly effective in our industry, and we believe that trend will continue to increase. Accordingly, we have sought to become a leader among residential real estate brokerage firms in the use and application of technology. The key features of our approach are as follows:

•	The integration of our information systems with multiple listing services to:

o	provide property information on a substantial number of listings, including those of our competitors when possible to do so;

o	integrate with our systems to provide current data for other proprietary technology within our company, such as contact management technology.

•	The placement of our company listings on multiple web sites, including:

o	our NRT operating companies’ local web sites;

o	the appropriate brand web site(s) (coldwellbanker.com, era.com and sothebysrealty.com);

o	Openhouse.com, Realogy’s multi-branded web site designed specifically for promoting open houses; and

o	Realtor.com, the official web site of NAR, by enhancing our presence with additional investments in the web site’s featured home product, presenting certain properties in a featured spot on the search parameter page.

The majority of these web sites provide the opportunity for the customer to utilize different features, allowing them to investigate community information, view property information and print feature sheets on those properties, receive on-line updates, obtain mapping and property tours for open houses, qualify for financing, review the qualifications of our sales associates, receive home buying and selling tips, and view information on our local sales offices. The process usually begins with the browsing consumer providing search parameters to narrow their property viewing experience. Wherever possible, we provide at least six photographs of the property and/or a virtual tour in order to make the selection process as complete as possible. To make readily available the robust experience on our web sites, we utilize paid web search engine advertising as a source for our Internet consumers.

Most importantly, the browsing customer has the ability to contact us regarding their particular interest and receive a rapid response through our proprietary LeadRouter system. Through this program, Internet queries are transferred electronically to our sales associates within a matter of seconds, enabling the consumer to receive the information they desire, including an appointment with our sales associate in a timely manner.

Our sales associates have the ability to access professional support and information through various extranet sites in order to perform their tasks more efficiently. An example of this is the nationwide availability of a current “Do Not Call List” to assist them in the proper telemarketing of their services.

Employees

At December 31, 2005, we had approximately 15,000 employees, including approximately 400 employees outside of the United States. None of our employees are subject to collective bargaining agreements governing their employment with our company. We believe that our employee relations are good.

Sales Associate Recruiting and Training

Each real estate franchise system encourages, and provides some assistance and training with respect to, sales associate recruiting by franchisees. Each system separately develops its own branded recruiting programs that are tailored to the needs of its franchisees.

We encourage our franchisees to recruit sales associates by selectively offering forgivable financing arrangements to franchisees that add sales associates in the early stages of their franchise relationship with us. We typically present these opportunities to unaffiliated brokerages upon conversion to a franchise and when existing franchisees open offices in new markets. For example, a new franchisee may be granted 60 days from the date its brokerage is opened and operating as a franchised business to recruit sales associates in order to increase the opportunity for additional gross revenue that is used as the basis for determining the amount of the forgivable financing arrangement. We will only provide incentives on additional gross commission income from sales associates who were not previously associated with one of our other franchise systems during the past six months.

Each real estate brand provides training and marketing-related materials to its franchisees to assist them in the recruiting process. While we never participate in the selection, interviewing, hiring or termination of franchisee sales associates (and do not provide any advice regarding the structure of the employment or contractor relationship), the common goal of each program is to provide the broker with the information and techniques to help the broker grow their business through sales associate recruitment.

Each system’s recruiting program contains different materials and delivery methods. The marketing materials range from a detailed description of the services offered by our franchise system (which will be available to the sales associate) in brochure or poster format to audio tape lectures from industry experts. Live instructors at conventions and orientation seminars deliver some recruiting modules while other modules can be viewed by brokers anywhere in the world through virtual classrooms over the Internet. Most of the programs and materials are then made available in electronic form to franchisees over the respective system’s private intranet site. Many of the materials are customizable to allow franchisees to achieve a personalized look and feel and make modifications to certain content as appropriate for their business and marketplace.

Properties and Facilities

Corporate Headquarters.  Our corporate headquarters is located in leased offices at One Campus Drive in Parsippany, New Jersey. The lease expires in 2013 and can be renewed at our option for an additional five or ten years.

Real Estate Franchise Services.  Our real estate franchise business conducts its main operations at our leased offices at One Campus Drive in Parsippany, New Jersey. There are also leased facilities at regional offices located in Atlanta, Georgia, Mission Viejo, California, Scottsdale, Arizona and Boston, Massachusetts.

Company Owned Real Estate Brokerage.  Our company owned real estate brokerage business leases over 7.3 million square feet of domestic office space under 1,410 leases. Its corporate headquarters are located at 339 Jefferson Road, Parsippany, New Jersey pursuant to leases expiring in 2007. It leases approximately 20 facilities serving as regional headquarters; 60 facilities serving as local administration, training facilities or storage, and nearly 1,100 offices under approximately 1,200 leases serving as brokerage sales offices. These offices are generally located in shopping centers and small office parks, generally with lease terms of five years. In addition, there are 14 leases representing vacant office space, principally as a result of acquisition-related brokerage sales office consolidations.

Relocation Services.  Our relocation business has its main corporate operations in a leased building in Danbury, Connecticut with a lease term expiring in 2015. There are also five leased regional offices located in Mission Viejo and Walnut Creek, California; Chicago, Illinois; Irving, Texas and Bethesda, Maryland, which provide operation support services. International offices are leased in Swindon and Hammersmith, United Kingdom; Melbourne, Australia; Hong Kong and Singapore.

Title and Settlement Services Business.  Our title and settlement services business conducts its main operations at a leased facility in Mount Laurel, New Jersey pursuant to a lease expiring in 2014. This business also has leased regional and branch offices in 23 states and the District of Columbia.

We believe that all of our properties and facilities are well maintained.

Government Regulation

Franchise Regulation.  The sale of franchises is regulated by various state laws, as well as by the Federal Trade Commission (the “FTC”). The FTC requires that franchisors make extensive disclosure to prospective franchisees but does not require registration. A number of states require registration or disclosure in connection with franchise offers and sales. In addition, several states have “franchise relationship laws” or “business opportunity laws” that limit the ability of the franchisor to terminate franchise agreements or to withhold consent to the renewal or transfer of these agreements. While our franchising operations have not been materially adversely affected by such existing regulation, we cannot predict the effect of any future federal or state legislation or regulation. Our franchisors may engage in certain lending transactions common in their respective industries and provide loans to franchisees as part of the sale of the franchise. Such transactions may require the franchisor to register under a law in California governing business lenders.

Real Estate Regulation.  The federal Real Estate Settlement Procedures Act (“RESPA”) and state real estate brokerage laws restrict payments which real estate brokers, title agencies, mortgage brokers and other settlement service providers may receive or pay in connection with the sales of residences and referral of settlement services (e.g., mortgages, homeowners insurance and title insurance). Such laws may to some extent restrict preferred alliance and other arrangements involving our real estate franchise, real estate brokerage, settlement services and relocation businesses. Currently, there are local efforts in certain states, which could limit referral fees to our relocation business. In addition, with respect to our company owned real estate brokerage, relocation and title and settlement services businesses, RESPA and similar state laws require timely disclosure of certain relationships or financial interests with providers of real estate settlement services.

Our company owned real estate brokerage business is also subject to numerous federal, state and local laws and regulations that contain general standards for and prohibitions on the conduct of real estate brokers and sales associates, including those relating to licensing of brokers and sales associates, fiduciary and agency duties, administration of trust funds, collection of commissions and advertising and consumer disclosures. Under state law, our real estate brokers have the duty to supervise and are responsible for the conduct of their brokerage business.

Regulation of Title Insurance and Settlement Services.  Each title agency underwriter and/or settlement services provider or certain employees, or all of them, are required to be licensed to issue title insurance or perform closings in states where they operate. Each state licenses and regulates title agencies/settlement service providers and underwriters through their Departments of Insurance or other regulatory body. In many states, title insurance rates are either promulgated by the state or are required to be filed with each state by the agent or underwriter, and some states promulgate the split of title insurance premiums between the agent and underwriter. States sometimes unilaterally lower the insurance rates relative to loss experience and other relevant factors. States also require title agencies and title underwriters to meet certain minimum financial requirements for net worth and working capital. In addition, each of our insurance underwriters is subject to a holding company act in its state of domicile, which regulates, among other matters, investment policies and the ability to pay dividends.

Certain states in which we operate have “controlled business” statutes which impose limitations on affiliations between providers of title and settlement services, on the one hand, and real estate brokers, mortgage lenders and other real estate service providers, on the other hand. For example, in California, a title insurer/agent cannot rely on more than 50% of its title orders from “controlled business sources,” which are defined as sources controlled by, or which control, directly or directly, the title insurer/agent.

Legal Proceedings

Legal

The following litigation relates to Cendant’s Real Estate business, and pursuant to the Separation and Distribution Agreement, we have agreed to be responsible for all of the related costs and expenses.

Frank K. Cooper Real Estate #1, Inc. v. Cendant Corp. and Century 21 Real Estate Corporation, (N.J. Super. Ct. L. Div., Morris County, New Jersey). Frank K. Cooper Real Estate #1, Inc. has filed a class action against Cendant and Cendant’s subsidiary, Century 21 Real Estate Corporation (“Century 21”). Cendant and Century 21 were served with the complaint on March 14, 2002. The class action alleges breach of certain provisions of the Real Estate Franchise Agreement entered into between Century 21 and the plaintiffs, as well as the implied duty of good faith and fair dealing, and certain express and implied fiduciary duties. On October 29, 2002, the plaintiffs filed a second amended complaint adding a count against Cendant as guarantor of Century 21’s obligations to its franchisees. In response to an order to show cause with preliminary restraints filed by the plaintiffs, the court entered a temporary restraining order limiting Century 21’s ability to seek general releases from its franchisees in franchise renewal agreements. On June 23, 2003, the court determined that the limitations on Century 21 obtaining general releases should continue with respect to renewals only. The court also ordered a supplemental notice of the progress of the litigation distributed to Century 21 franchisees.

Plaintiffs filed their motion to certify a class on October 1, 2004. The parties conducted discovery on the class certification issues. On January 31, 2006, Defendants filed their opposition to the class motion. Plaintiffs’ reply to the class motion is due by March 31, 2006. The court will hear oral argument on the motion on May 26, 2006.

Rajeev P. Shrestha v. NRT, Inc.; Coldwell Banker Real Estate Corp.; Coldwell Banker Residential Brokerage Company; Coldwell Banker Residential Real Estate, Inc. (Superior Court of the State of California, County of San Diego Case Number GIC 798126). The original complaint was filed on October 15, 2002. Rajeev Shrestha has filed a class action on behalf of all buyers of real estate who paid a “Transaction Coordinator Fee”

or “Documentation Compliance Fee” to Coldwell Banker Residential Brokerage Company at any time since October 16, 1998. Shrestha’s First Amended Complaint alleges causes of action for breach of fiduciary duty and violation of California’s Unfair Competition Law, Business and Professions Code section 17200 et seq.

The causes of action are based on the allegation that defendants would charge home buyers a “Transaction Coordinator Fee” or a “Documentation Compliance Fee” in addition to a commission on the sale. Shrestha argues that clients were misled about the nature of the fee, and also that the fee constitutes unfair “double-charging” for services. The San Diego Superior Court initially denied the plaintiffs’ motion for class certification and the appellate court reversed and remanded. On September 14, 2005, the San Diego Superior Court granted Shrestha’s renewed motion for class certification. A trial has been set for September 8, 2006. Mediation is scheduled for the week of April 17, 2006.

Berger v. Property ID Corp., et al., (CV 05-5373 GHK (CTx) (U.S.D.C., C.D. Cal.)). The original complaint was filed on July 25, 2005. Mark Berger filed an amended, class action lawsuit against Cendant, Century 21 Real Estate Corporation, Coldwell Banker Residential Brokerage Company, and related entities, among other defendants, who are parties to joint venture agreements with Property I.D. Corporation, which markets and sells natural hazard disclosure reports in the state of California. The First Amended Complaint alleged violations of RESPA, which prohibits direct or indirect kickbacks from real estate settlement service providers for the referral of business to other providers, and further alleged unlawful business practices under the California Business and Professions Code. Berger primarily alleges that the joint ventures are sham arrangements that unlawfully receive kickbacks or referral fees in exchange for business.

On November 23, 2005 the Court granted Defendants’ motion to dismiss the First Amended Complaint on the ground that Berger inadequately pled equitable tolling and equitable estoppel. On December 7, 2005 Berger filed a Second Amended Complaint adding two additional plaintiffs and three additional defendants, including additional allegations regarding equitable estoppel and equitable tolling, and adding a breach of fiduciary duty claim against the broker defendants. On January 6, 2006, Defendants filed a motion to dismiss the revised pleading on the grounds that Berger still failed to adequately plead equitable tolling and estoppel and failed to obtain Court approval to add new parties, which motion was denied. Defendants’ motion to bifurcate discovery into two phases, class discovery and merits discovery, is pending before the Court.

Theresa Boschee v. Burnet Title, Inc., (Civil File No. 03-16986, Hennepin County District Court, Minneapolis, Minnesota). Burnet Title, Inc. (“Burnet”) was the settlement agent in connection with the closing of a mortgage transaction for plaintiff on November 1, 1999. Among the fees that Burnet charged plaintiff for its work were a plat/inspection report fee, an assessment fee, and courier fees (collectively, the “Challenged Fees”). On October 17, 2003, plaintiff filed this action in Minnesota state court alleging that the Challenged Fees were excessive and/or duplicative fees. Plaintiff alleged that by charging and collecting the Challenged Fees, Burnet had violated the Minnesota Consumer Fraud Act and the Minnesota Deceptive Trade Practices Act, and had committed common law conversion. Burnet denied plaintiff’s allegations. By order entered on May 18, 2005, the court granted plaintiff’s motion for class certification, and certified a plaintiff class consisting of all persons who, during the time period from January 26, 1994 through the present, (a) were charged one or more of the three Challenged Fees, or other similarly named fee and (b) were charged more than Burnet paid to a third-party service provider for such services. Notice has not yet been sent to the class.

On March 8, 2006, a settlement was reached that includes us, Edina Title Services and Universal Title Company and their pending class action matters pending in Minnesota on the same Challenged Fees. The three-party settlement must be approved by the court and the settlement will then be administered.

This state court matter follows a similar action brought by this plaintiff alleging that certain fees which she had been charged in connection with the refinancing of her home mortgage, a plat/inspection fee, an assessment fee and courier fees, violated section 8(b) of the RESPA. Plaintiff also alleged pendant state law claims for conversion and violation of the Minnesota Consumer Fraud Act and the Minnesota Deceptive Trade Practices Act. On August 2, 2001, the Court certified this matter as a class action. On October 3, 2003, the Court dismissed the RESPA claim pursuant to the Haug decision, which holds that the mark-up of these kinds of fees by title companies does not violate RESPA. The Court decided that the Class’s state claims should be resolved in state court. Accordingly, plaintiff filed the referenced state court matter.

Leflore County, Mississippi Cases (Civil Action No. 2003-115-CICI, Leflore County, Mississippi). Between June 18, 2003, and August 31, 2004, 30 civil actions were commenced in the State Courts of Leflore County, Mississippi against Coldwell Banker Real Estate Corporation, and others. Two of these actions have been removed to Federal Court. Plaintiffs allege fraud among the Defendants in connection with the purchase of approximately 90 homes in Leflore County. Specifically, Plaintiffs allege that Defendants made false representations to each Plaintiff regarding the value and/or condition of the properties, which false representations led Plaintiffs to borrow money, at unreasonable rates and with the aid of false documentation, to purchase the properties. Plaintiffs seek actual damages ranging in amounts from $100,000 to $500,000, an unspecified amount of punitive damages, attorneys’ fees and costs. Coldwell Banker aggressively has pursued discovery from the Plaintiffs; sought severance of Plaintiffs’ claims, one from another; and the dismissal of Plaintiffs’ claims due to their failure to cooperate in discovery and comply with the Court’s orders regarding discovery. On July 18, 2005, and again on September 19, 2005, the Court conducted hearings on Coldwell Banker’s Motions to Dismiss. At the conclusion of these hearings, the Court took the Motions to Dismiss under advisement, and, to date, has not ruled on the Motions.

Prior to the July 18, 2005 hearing on Coldwell Banker’s Motions to Dismiss the State Court actions, the same Plaintiffs, and about 30 others, commenced a series of parallel actions in the United States District Court for the Northern District of Mississippi. Between July 18, 2005 and July 29, 2005, 21 civil actions were commenced in Federal Court alleging the same state law fraud and misrepresentation claims as were alleged in the prior-filed State Court actions, as well as claims arising under the Federal Racketeer Influenced and Corrupt Organizations Act (“RICO”), 18 U.S.C. § 1964, et seq. Coldwell Banker timely filed Motions to Dismiss these Federal actions due to Plaintiffs’ failure to state any viable RICO claims and a lack of federal jurisdiction over Plaintiffs’ State law fraud and misrepresentation claims. On March 20, 2006 in four RICO motions, Coldwell Banker’s Motions to Dismiss were denied. On March 27, 2006 Coldwell Banker filed Motions for Reconsideration of those denials. Plaintiffs have represented to the Court that if Federal jurisdiction is present over these actions, Plaintiffs will dismiss their State Court actions. Consequently, Plaintiffs have sought a stay of the State Court proceedings pending a ruling on Coldwell Banker’s Motions to Dismiss the Federal actions. The Court has held a Case Management Conference with all of the parties, entered Scheduling Orders, and has set the first case for trial, commencing on January 14, 2008. Currently, the parties are engaged in the initial stages of discovery.

Additionally, on January 11, 2005, a putative class action was commenced in the United States District Court for the Northern District of Mississippi relating to the same allegations of fraud and misrepresentation in connection with the purchase of residential real estate in Leflore County, Mississippi. Specifically, Plaintiffs have sought certification of a class consisting of the following: “All persons who purchased or sold property within the state of Mississippi while utilizing the services of Coldwell Banker First Greenwood Leflore Realty, Inc., who were misled about the value or condition of the property, or who were misled by Coldwell Banker or its agents concerning the sales price of the real property, or who were promised repairs and/or renovations to the property which were not made or completed, or who, with the active involvement of Coldwell Banker or its agents entered into loans, secured by collateral in the form of real property, who were charged excessive and/or unnecessary fees, charges and related expenses.” The Class Complaint asserts claims for false advertising, breach of fiduciary duty, misrepresentation, deceptive sales practices, fraudulent concealment, fraud in the inducement, intentional infliction of emotional distress, negligent infliction of emotional distress, breach of public policy, negligence, gross negligence, and fraud. The Class Complaint seeks unspecified compensatory and punitive damages, attorneys’ fees and costs. On March 31, 2005, Plaintiffs filed a Motion for Class Certification. On April 15, 2005, Coldwell Banker Real Estate Corporation filed its Opposition to Plaintiffs’ Motion for Class Certification. To date, the Court has not ruled on Plaintiffs’ Motion for Class Certification, however, the Court has entered an order staying all discovery pending a ruling on this Motion.

Jim L. Pruett, Bobby Fischer, John William Emory, III, Joni Goss, Ernest Wayne White, Jr. and Daniel Floyd were indicted for their alleged roles in a scheme to submit false information to obtain mortgages. Specifically, they were indicted for wire fraud, mail fraud or conspiring to commit these crimes. Fischer, White, Goss and Pruett entered guilty pleas on January 13, 2006 and are scheduled to be sentenced by Judge Wingate on April 3, 2006. Jim L. Pruett was the secretary of Greenwood Leflore Realty, Inc., which was Coldwell Banker’s franchisee.

Donna J. Fonnotto, v. Cendant Settlement Services Group, Inc., NRT Settlement Services, Inc. and St. Joe Title Services, Inc. d/b/a Sunbelt Title Agency (Case No. 8:05-CV-02155, Pinellas County Florida). The original complaint was filed on June 21, 2005. Plaintiff was formerly an employee of the defendant Sunbelt Title Agency and individually, and on behalf of other similarly situated, alleges the defendant did not pay her, and others similarly situated, the appropriate amount of wages. Discovery is currently in process.

Real Share International, Inc. et al. v. Coldwell Banker Real Estate Corporation (Case No. 13 114 02166 04, American Arbitration Association, Commercial Arbitration Tribunal). On September 14, 2004, Claimants Real Share International, Inc., RSI 1, Inc., and RSI 2, Inc. filed an arbitration demand against Coldwell Banker Real Estate Corporation (Coldwell Banker). Claimants RSI 1 and RSI 2 hold the exclusive right to the operation of a Coldwell Banker-branded residential real estate brokerage in Manhattan, under the terms of written franchise agreements with Coldwell Banker. Claimants’ demand alleged that they suffered damages as a result of breach of contract, breach of an implied covenant of good faith and fair dealing, and tortious interference with their prospective economic advantage. Coldwell Banker responded that it had fully honored its obligations under the franchise agreements. Immediately before the hearing, Claimants abandoned their claim of tortious interference.

The parties agreed to bifurcate the liability and damage proceedings, and presented evidence to the arbitrator on liability issues in May 2005. On June 29, 2005, the arbitrator issued an Interim, Partial Award on Liability, addressing the contractual and implied covenant issues and finding liability on certain aspects of Claimants’ contractual claims. In particular, the arbitrator held that Claimants are entitled to lost net profits from Coldwell Banker on certain referrals to Claimants’ competitor. Claimants petitioned the District Court for the Southern District of New York to confirm the award and Coldwell Banker filed a cross-petition to vacate the award. The District Court confirmed the award on September 23, 2005. Coldwell Banker’s appeal to the Second Circuit is pending, with its initial brief to be filed on March 17, 2006. Meanwhile, an evidentiary hearing regarding causation and damages was held on February 6 -10, 2006. On February 22, 2006, the parties filed post hearing briefs. The parties filed reply briefs on March 13, 2006.

Coldwell Banker Real Estate Corporation v. RSI 3, Inc. and RSI 4, Inc. (Case No. 05-4459, District of New Jersey). On September 15, 2005, Plaintiff filed an action seeking declaratory judgment against the Defendants that Defendants’ limited exclusivity that prohibits Plaintiff from allowing another franchisee to operate a Coldwell Banker office in Manhattan does not include the exclusive right to receive referrals from all other Coldwell Banker franchisees. This declaratory judgment action seeks to adjudicate the dispute at issue in the Real Share arbitration referred to below with respect to the remaining franchise contracts between Coldwell Banker and Real Share. Defendants will file their answer to the complaint by March 15, 2006. On March 9, 2006, the District Court stayed all proceedings and referred the matter to mediation.

Proa, Jordan and Schiff v. NRT Mid-Atlantic, Inc. d/b/a Coldwell Banker Residential Brokerage et al. (Case No. 1:05-cv-02157 (AMD), U.S.D.C., District of Maryland, Northern Division). On August 8, 2005, Plaintiffs Proa and Jordan filed a lawsuit against NRT Mid-Atlantic, Inc., NRT Incorporated and Angela Shearer, Branch Vice President of Coldwell Banker Residential Brokerage’s Chestertown, Maryland office. On October 27, 2005, Plaintiffs filed an amended complaint that includes Schiff as a plaintiff, names Sarah Sinnickson, Executive Vice President and General Sales Manager of Coldwell Banker Residential Brokerage as an individual defendant and asserts eight claims. Plaintiffs’ claims involve alleged conduct arising from the Plaintiffs’ affiliation with NRT’s Chestertown, Maryland office as real estate agents on an independent contractor basis. The Plaintiffs allege violations of Title VII of the Civil Rights Act and violations of the Civil Rights Act of 1866 claiming discrimination and retaliation on the basis of race, religion, ethnicity, racial heritage and/or ethnic or racial associations. The Plaintiffs are also seeking declaratory relief on behalf of themselves and a putative class that they are common law employees as opposed to independent contractors. The Plaintiffs are also alleging various breach of contract, wrongful discharge and negligent supervision claims. In addition, Plaintiffs are alleging that defendant Shearer made false and defamatory remarks about Plaintiffs Proa and Jordan to their co-workers.

The Plaintiffs are seeking compensatory and punitive damages in an amount to be determined at trial, as well as attorneys’ fees. On November 14, 2005, the Defendants filed an answer to the Plaintiffs’ amended complaint. Defendants have filed a motion to dismiss the claim for declaratory judgment based on lack of subject matter jurisdiction as well as a motion for judgment on the pleadings as to Jordan’s Title VII claim based on the statute of limitations. Plaintiffs also have agreed to voluntarily dismiss the defamation claims without prejudice. The Court has not yet entered a Scheduling Order, although one should be entered shortly.

Passen and Friedler et al v. NRT Mid-Atlantic, Inc, NRT Mid-Atlantic Title Services, LLC, Cole, Miller et al. (Case No.03-C-04-005534, Baltimore County, Maryland). On June 9, 2004 the plaintiffs filed a lawsuit against NRT Mid-Atlantic, Inc., NRT Mid-Atlantic Title Services, LLC, Henry Cole and other defendants. The Plaintiffs allege that the defendants obtained real estate sales commissions, to which they were not entitled, and other funds belonging to the plaintiffs. Cole is a commercial real estate agent formerly affiliated with NRT Mid-Atlantic, Inc. Cole, defendant David Miller and the Plaintiffs purchased a series of commercial buildings together. NRT Mid-Atlantic Title Services, LLC provided title services for the transactions. Cole managed the properties through a separate company he controlled. The Plaintiffs allege that Cole promised to forego commissions on the purchase of the properties but secretly obtained them, thereby increasing the purchase price paid by the Plaintiffs. The Plaintiffs also allege that Cole mismanaged the properties and embezzled funds paid to the management company on the Plaintiffs’ behalf. The Plaintiffs allege that the other Defendants conspired with Cole to defraud the Plaintiffs or committed acts amounting to negligent misrepresentation and negligent hiring and supervision.

Following the dismissal of a number of claims against the Defendants in 2005, the remaining claims under the original complaint are for fraud/intentional misrepresentation (against all Defendants), negligent misrepresentation (against all Defendants), negligence (against NRT Mid-Atlantic Title Services, LLC), negligence/respondeat superior (against NRT Mid-Atlantic, Inc.), negligent hiring and supervision (against NRT Mid-Atlantic, Inc.), civil conspiracy (against all Defendants), breach of fiduciary duties (against Cole), breach of assignment agreement (against Cole) and for an accounting (against Cole’s management company). On December 23, 2005, the Plaintiffs served their first amended complaint adding claims against Cole’s wife and other family members, alleging that they received some of the proceeds of Cole’s alleged schemes. It also adds a count against NRT Mid-Atlantic, Inc. and NRT Mid-Atlantic Title Services, LLC for aiding and abetting Cole’s alleged deceit. On March 15, 2006 the Plaintiffs served their second amended complaint adding claims against their former counsel, Richard Miller, alleging that he failed to properly represent Plaintiffs’ interests in the subject real estate transactions. Former NRT Mid-Atlantic, Inc. employees, Patricia Bart and Dennis German, were also named as defendants. Discovery is ongoing and trial is scheduled for January 15, 2007.

In Re Homestore.com Securities Litigation, No. 10-CV-11115 (MJP) (U.S.D.C., C.D. Cal.). On November 15, 2002, Cendant and Richard A. Smith, our Vice Chairman of the Board, President and Director Nominee, were added as defendants in a putative class action. The 26 other defendants in such action include Homestore.com, Inc., certain of its officers and directors and its auditors. Such action was filed on behalf of persons who purchased stock of Homestore.com (an Internet-based provider of residential real estate listings) between January 1, 2000 and December 21, 2001. The complaint in this action alleges violations of Sections 10(b) and 20(a) of the Exchange Act based on purported misconduct in connection with the accounting of certain revenues in financial statements published by Homestore during the class period. On March 7, 2003, the court granted Cendant’s motion to dismiss lead plaintiff’s claim for failure to state a claim upon which relief could be granted and dismissed the complaint, as against Cendant and Mr. Smith, with prejudice. On March 8, 2004, the court entered final judgment, thus allowing for an appeal to be made regarding its decision dismissing the complaint against Cendant, Mr. Smith and others. Oral argument of the appeal took place on February 6, 2006.

Additionally, from time to time, we are involved in certain other claims and legal actions arising in the ordinary course of our business. While the results of such claims and legal actions cannot be predicted with certainty, we do not believe based on information currently available to us that the final outcome of these proceedings will have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Regulatory Proceedings

The Department of Housing and Urban Development (“HUD”) and the FTC are conducting a joint regulatory investigation of the activities of Property I.D. Associates, LLC (“Associates”), a joint venture between Property I.D. Corporation, Cendant Real Estate Services Group LLC and Coldwell Banker Residential Brokerage Corporation, an NRT subsidiary. This regulatory investigation also includes predecessor joint ventures of Associates, as well as other joint ventures formed by Property I.D. Corporation. Associates and its predecessors provide hazard reports in the California market.

HUD and the FTC have issued subpoenas seeking documents and information from Cendant, Coldwell Banker Residential Brokerage Corporation, Coldwell Banker Residential Brokerage, and Century 21 Real Estate Corporation. According to these subpoenas, this investigation concerns whether the activities of Associates violate RESPA, 12 U.S.C. § 2607 et seq., and Section 5 of the Trade Commission Act, 12 U.S.C. § 45. Cendant has cooperated in the investigation, and has responded to requests for information and document requests from HUD, and document requests from the FTC. Based on the information currently available, we believe that the eventual outcome of the regulatory investigation will not have a material adverse effect on our consolidated financial position or results of operations.

MANAGEMENT

Executive Officers Following the Separation

All of our executive officers are currently officers and employees of Cendant. After the separation, none of these individuals, other than Henry R. Silverman, will continue to be employees of Cendant. The following table sets forth information as of December 31, 2005 regarding individuals who are expected to serve as our executive officers following the separation.

Name	Age	Position(s)
Henry R. Silverman	65	Chairman of the Board, Chief Executive Officer and Director Nominee

Richard A. Smith	52	Vice Chairman of the Board, President and Director Nominee

Anthony E. Hull	47	Executive Vice President, Chief Financial Officer and Treasurer

C. Patteson Cardwell, IV	42	Executive Vice President and General Counsel

David J. Weaving	39	Executive Vice President and Chief Administrative Officer

Alexander E. Perriello, III	58	President and Chief Executive Officer, Realogy Franchise Group

Kevin J. Kelleher	52	President and Chief Executive Officer, Cartus Corporation

Bruce Zipf	49	President and Chief Executive Officer, NRT Incorporated

Donald J. Casey	44	President and Chief Executive Officer, Title Resource Group

Christopher Cade	38	Senior Vice President, Chief Accounting Officer and Controller

Henry R. Silverman will be our Chairman of the Board, Chief Executive Officer and a director. It is expected that Mr. Silverman will step down as our Chief Executive Officer effective January 1, 2008, and, subject to Board approval, our Vice Chairman and President, Richard A. Smith, will assume the position of Chief Executive Officer. Mr. Silverman has been Chief Executive Officer and a director of Cendant since December 1997, as well as Chairman of the Board of Directors and the Executive Committee since July 1998. It is expected that Mr. Silverman will continue as Cendant’s Chief Executive Officer and Chairman of the Board and Executive Committee until completion of the final distribution, at which time Mr. Silverman will resign from all his positions at Cendant. Mr. Silverman was President of Cendant from December 1997 until October 2004. Mr. Silverman was Chairman of the Board, Chairman of the Executive Committee and Chief Executive Officer of HFS Incorporated from May 1990 until December 1997.

Richard A. Smith will be our Vice Chairman of the Board, President and a director. Mr. Smith has been Senior Executive Vice President of Cendant since September 1998 and Chairman and Chief Executive Officer of Cendant’s Real Estate Services Division since December 1997. Mr. Smith was President of the Real Estate Division of HFS from October 1996 to December 1997 and Executive Vice President of Operations for HFS from February 1992 to October 1996.

Anthony E. Hull will be our Executive Vice President, Chief Financial Officer and Treasurer. Mr. Hull has been Executive Vice President, Finance of Cendant since October 2003. From January 1996 to September 2003, Mr. Hull served as Chief Financial Officer for DreamWorks, a diversified entertainment company. From 1990 to 1994, Mr. Hull worked in various capacities for Paramount Communications, a diversified entertainment and publishing company. From 1984 to 1990 Mr. Hull worked in investment banking at Morgan Stanley.

C. Patteson Cardwell, IV will be our Executive Vice President and General Counsel. Mr. Cardwell has been Senior Vice President, Legal responsible for all Cendant Real Estate Services Division matters since March 2000. From November 1996 to March 2000, Mr. Cardwell served as Vice President and Legal Counsel for our Coldwell Banker and Coldwell Banker Commercial brands. From May 1994 to November 1996, Mr. Cardwell was an associate and later a partner in the Law Offices of Cohen & Mohr, in Washington, D.C.

David J. Weaving will be our Executive Vice President and Chief Administrative Officer. Mr. Weaving has been Senior Vice President and Chief Financial Officer of Cendant’s Real Estate Division since September 2001. From May 2001 through September 2001 he served as Vice President and Divisional Controller for Cendant’s Real Estate Division. Mr. Weaving joined Cendant in 1999 as a Vice President of Finance. From 1995 to 1999, Mr. Weaving worked in increasing roles of responsibility for Cambrex Corporation, a diversified chemical manufacturer. From 1988 to 1995 Mr. Weaving worked as an auditor for Coopers & Lybrand LLP.

Alexander E. Perriello, III will be our President and Chief Executive Officer, Realogy Franchise Group. Mr. Perriello has been President and Chief Executive Officer of the Cendant Real Estate Franchise Group since April 2004. From 1997 through 2004 he served as President and Chief Executive Officer of Coldwell Banker Real Estate Corporation.

Kevin J. Kelleher will be our President and Chief Executive Officer, Cartus Corporation. Mr. Kelleher has been President and Chief Executive Officer of Cendant Mobility Services Corporation since 1997. From 1993 to 1997 he served as Senior Vice President and General Manager of Cendant Mobility’s destination services unit. Mr. Kelleher has also held senior leadership positions in sales, client relations, network management and strategic planning.

Bruce Zipf will be our President and Chief Executive Officer, NRT Incorporated. Mr. Zipf was named President and Chief Executive Officer for NRT in 2005. Prior to becoming President and Chief Executive Officer, Mr. Zipf held the role of NRT’s President and Chief Operating Officer from 2004 to 2005. From 2003 to 2004, he served as Executive Vice President and Chief Administrative Officer for NRT responsible for the financial and administrative sectors that included acquisitions and mergers, financial planning, human resources and facilities, and from 1998 to 2003 he served as NRT’s Senior Vice President for most of NRT’s Eastern Operations. From 1996 to 1998, Mr. Zipf served as President and Chief Operating Officer for Coldwell Banker Residential Brokerage—New York. Prior to entering the real estate industry, Mr. Zipf was senior audit manager for Ernst and Young.

Donald J. Casey will be our President and Chief Executive Officer, Title Resource Group. Mr. Casey has been President and Chief Executive Officer, Cendant Settlement Services Group since April 2002. From 1995 until April 2002, he served as Senior Vice President, Brands of PHH Mortgage. From 1993 to 1995 Mr. Casey served as Vice President, Government Operations of Cendant Mortgage. From 1989 to 1993 Mr. Casey served as a secondary marketing analyst for PHH Mortgage Services (prior to its acquisition by Cendant).

Christopher Cade will be our Senior Vice President, Chief Accounting Officer and Controller. Mr. Cade has been Vice President, Corporate Finance of Cendant since 2004. From 2002 to 2004 he served as Director, Corporate Accounting and Reporting for the Public Service Enterprise Group. From 1996 to 2002, Mr. Cade served in multiple financial and accounting capacities with increasing responsibilities for Pharmacia Corporation (now owned by Pfizer Inc.) and Intermetro Industries Corporation, a subsidiary of Emerson Electric Company.

Board of Directors Following the Separation

The following sets forth information with respect to those persons who are expected to serve on our Board of Directors following the completion of the separation. It is anticipated that one additional individual will be nominated prior to the completion of the separation to serve on our Board of Directors following the separation. The nominees will be presented to our sole stockholder, Cendant, for election. See “—Executive Officers Following the Separation” for Henry R. Silverman’s and Richard A Smith’s biographical information.

Name	Age	Position(s)
Henry R. Silverman	65	Chairman of the Board, Chief Executive Officer and Director Nominee
Richard A. Smith	52	Vice Chairman of the Board, President and Director Nominee
Martin L. Edelman*	64	Director Nominee
Kenneth Fisher	47	Director Nominee
Cheryl D. Mills	41	Director Nominee
Robert E. Nederlander	72	Director Nominee
Robert W. Pittman	52	Director Nominee
Robert F. Smith	73	Director Nominee

*	It is currently anticipated that this director nominee will serve on the board of directors of one of the other separated companies.

Martin E. Edelman will become a director. Mr. Edelman has been a director of Cendant since December 1997 and was a director of HFS Incorporated from November 1993 until December 1997. It is expected that Mr. Edelman will continue as a Cendant director until completion of the final distribution, at which time Mr. Edelman will resign as a director of Cendant. Mr. Edelman has been Of Counsel to Paul, Hastings, Janofsky & Walker, LLP, a New York City law firm since June 2000. Mr. Edelman was a partner with Battle Fowler, which merged with Paul, Hastings, Janofsky & Walker, from 1972 through 1993 and was Of Counsel to Battle Fowler from 1994 until June 2000. Mr. Edelman also serves as a Director of the following corporations which file reports pursuant to the Exchange Act: Capital Trust, Arcadia Realty Trust and Ashford Hospitality Trust, Inc.

Kenneth Fisher will become a director. Mr. Fisher has been a Senior Partner in Fisher Brothers, a New York City commercial real estate firm, since April 2003, and was a partner of Fisher Brothers from 1991 to April 2003. Mr. Fisher has been the Chairman and Chief Executive Officer of Fisher House Foundation, Inc., a not-for-profit organization that constructs homes for families of hospitalized military personnel and veterans, since May 2003, and served as Vice Chairman of Fisher House Foundation from May 2001 to May 2003. Mr. Fisher is a 26-year veteran in the real estate industry. Mr. Fisher also is a member of the Executive Committee of the City Investment Fund, LP, a real estate investment fund. Mr. Fisher is a member of the Real Estate Board of New York’s Board of Governors.

Cheryl D. Mills will become a director. Ms. Mills has been a director of Cendant since June 2000. It is expected that Ms. Mills will continue as a Cendant director until completion of the final distribution, at which time Ms. Mills will resign as a director of Cendant. Ms. Mills has been Senior Vice President, General Counsel and Secretary for New York University since February 2006. Ms. Mills was Senior Vice President and Counselor for Operations and Administration for New York University from May 2002 to February 2006. From October 1999 to November 2001, Ms. Mills was Senior Vice President for Corporate Policy and Public Programming of Oxygen Media, Inc. From 1997 to 1999, Ms. Mills was Deputy Counsel to the former President of the United States, William J. Clinton. From 1993 to 1996, Ms. Mills also served as Associate Counsel to the President.

Robert E. Nederlander will become a director. Mr. Nederlander has been a director of Cendant since December 1997 and Chairman of Cendant’s Corporate Governance Committee since October 2002. It is expected that Mr. Nederlander will continue as a Cendant director until completion of the final distribution, at which time Mr. Nederlander will resign as a director of Cendant. Mr. Nederlander was a director of HFS Incorporated from

July 1995 until December 1997. Mr. Nederlander has been President and/or Director since November 1981 of the Nederlander Organization, Inc., owner and operator of legitimate theaters in the City of New York. Since December 1998, Mr. Nederlander has been a managing partner of the Nederlander Company, LLC, operator of legitimate theaters outside the City of New York. Mr. Nederlander was Chairman of the Board of Riddell Sports, Inc. (now known as Varsity Brands, Inc.) from April 1988 to September 2003. He has been a limited partner and a Director of the New York Yankees since 1973. Mr. Nederlander has been President of Nederlander Television and Film Productions, Inc. since October 1985 and was Chairman of the Board and Chief Executive Officer of Mego Financial Corp. from January 1988 to January 2002. Mr. Nederlander is currently a director of Allis-Chalmers Corp., which files reports pursuant to the Exchange Act.

Robert W. Pittman will become a director. Mr. Pittman has been a director of Cendant since December 1997 and was a director of HFS Incorporated from July 1994 until December 1997. It is expected that Mr. Pittman will continue as a Cendant director until completion of the final distribution, at which time Mr. Pittman will resign as a director of Cendant. Mr. Pittman is a member of Pilot Group Manager LLC, the manager of Pilot Group LP, a private equity fund. From May 2002 to July 2002, Mr. Pittman served as Chief Operating Officer of AOL Time Warner, Inc. Mr. Pittman also served as Co-Chief Operating Officer of AOL Time Warner prior to assuming these responsibilities. From February 1998 until January 2001, Mr. Pittman was President and Chief Operating Officer of America Online, Inc., a provider of Internet online services. Mr. Pittman also serves as a director of Electronic Arts Inc., which files reports pursuant to the Exchange Act.

Robert F. Smith will become a director. Mr. Smith has been a director of Cendant since December 1997 and Chairman of Cendant’s Compensation Committee since October 2004. It is expected that Mr. Smith will continue as a Cendant director until completion of the final distribution, at which time Mr. Smith will resign as a director of Cendant. Mr. Smith was a director of HFS Incorporated from February 1993 until December 1997. Until recently, Mr. Smith served as the Chairman of the Board of American Remanufacturers Inc., a Chicago, Illinois automobile parts remanufacturer in which Mr. Smith has an equity interest. From February 1999 to September 2003, Mr. Smith served as Chief Executive Officer of Car Component Technologies, Inc., an automobile parts remanufacturer located in Bedford, New Hampshire. Mr. Smith is the retired Chairman and Chief Executive Officer of American Express Bank, Ltd. (“AEBL”). Mr. Smith joined AEBL’s parent company, the American Express Company, in 1981 as Corporate Treasurer before moving to AEBL and serving as Vice Chairman and Co-Chief Operating Officer and then President prior to becoming Chief Executive Officer.

Committees

Executive Committee

The Executive Committee of our Board of Directors will be comprised of Messrs. Silverman (Chairman), Richard Smith and Edelman. Our Executive Committee may exercise all of the powers of our Board when the Board is not in session, including the power to authorize the issuance of stock, except that the Executive Committee has no power to (i) alter, amend or repeal the by-laws or any resolution or resolutions of the Board of Directors, (ii) declare any dividend or make any other distribution to our stockholders, (iii) appoint any member of the Executive Committee or (iv) take any other action that legally may be taken only by the full Board of Directors. The Chairman of the Board will serve as Chairman of the Executive Committee.

Audit Committee

The Audit Committee of our Board of Directors will be comprised of Ms. Mills and Messrs. Fisher and Robert Smith (Chairman). All members of our Audit Committee are independent directors as required by the listing standards of the NYSE. We expect that our Board will determine that at least one director meets the requirements for being an “audit committee financial expert” as defined by regulations of the Securities and Exchange Commission.

Our Audit Committee will assist our Board in its oversight of our financial reporting process. Our management will have primary responsibility for the financial statements and the reporting process, including systems of internal controls. Our independent auditors will be responsible for auditing our financial statements and expressing an opinion as to their conformity to accounting principles generally accepted in the United States.

In the performance of its oversight function, our Audit Committee will review and discuss with management and the independent auditors our audited financial statements. Our Audit Committee will also discuss with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 and Auditing Standard No. 2 relating to communication with audit committees. In addition, our Audit Committee will receive from the independent auditors the written disclosures and letter required by Independence Standards Board Standard No. 1 relating to independence discussions with audit committees. Our Audit Committee also will discuss with the independent auditors their independence from our company and our management, and will consider whether the independent auditor’s provision of non-audit services to our company is compatible with maintaining the auditor’s independence.

Our Audit Committee will discuss with our internal and independent auditors the overall scope and plans for their respective audits. Our Audit Committee will meet with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of our internal controls and the overall quality of our financial reporting. In addition, our Audit Committee will meet with our Chief Executive Officer and Chief Financial Officer to discuss the processes that they have undertaken to evaluate the accuracy and fair presentation of our financial statements and the effectiveness of our system of disclosure controls and procedures.

Compensation Committee

The Compensation Committee of our Board of Directors (the “Compensation Committee”) will be comprised of Messrs. Fisher, Robert Smith and Nederlander. Our Compensation Committee will have oversight responsibility for the compensation programs for our executive officers and other employees. All members of our Compensation Committee will be independent directors as required by (i) the listing standards of the New York Stock Exchange, (ii) relevant federal securities laws and regulations, including Section 16 of the Exchange Act, (iii) Section 162(m) of the Code and (iv) our Corporate Governance Principles.

Nominating and Governance Committee

The Nominating and Governance Committee of our Board of Directors will be comprised of Messrs. Nederlander (Chairman) and Pittman and Ms. Mills. Our Nominating and Governance Committee will consider and recommend candidates for election to our Board, advise our Board on director compensation, oversee the annual performance evaluations of our Board and Board committees and advise our Board on corporate governance matters. All members of our Nominating and Governance Committee will be independent directors as required by the listing standards of the New York Stock Exchange and our Corporate Governance Principles.

Director Nomination Process. Our Nominating and Governance Committee will consider and recommend candidates for election to our Board. The Committee will also consider candidates for election to our Board that are submitted by stockholders. Each member of the Committee will participate in the review and discussion of director candidates. In addition, members of our Board of Directors who are not on the Committee may meet with and evaluate the suitability of candidates. In making its selections of candidates to recommend for election, the Committee will seek persons who have achieved prominence in their field and who possess significant experience in areas of importance to our company. The minimum qualifications that our Nominating and Governance Committee will require in any nominated candidate will include integrity, independence, forthrightness, analytical skills and the willingness to devote appropriate time and attention to our affairs. Candidates would also need to demonstrate a willingness to work as part of a team in an atmosphere of trust and a commitment to represent the interests of all our stockholders rather than those of a specific constituency. Successful candidates will also need to demonstrate significant experience in areas of importance to our company, such as general management, finance, marketing, technology, law, international business or public sector activities.

Compensation Committee Interlocks and Insider Participation

With the exception of Messrs. Silverman and Richard Smith, none of our executive officers will serve as a member of our Board of Directors. In addition, neither Mr. Silverman nor Mr. Smith will serve on our Compensation Committee. Following the separation, none of our executive officers will serve as a member of the compensation committee of any entity that has one or more executive officers serving on our Compensation Committee.

Board of Directors’ Compensation

The following table sets forth the compensation for future services expected to be paid to our non-employee directors following the distribution. All director compensation, other than the new director equity grant, will be pro-rated for 2006.

Compensation(1)(3)
Annual Director Retainer(2)	$130,000
New Director Equity Grant (4)	65,000
Board and Committee Meeting Attendance Fee	—
Audit Committee Chair	20,000
Audit Committee Member	10,000
Compensation Committee Chair	15,000
Compensation Committee Member	7,500
Nominating and Corporate Governance Committee Chair	10,000
Nominating and Corporate Governance Committee Member	5,000
Executive Committee Member	10,000

(1)	Members of our Board of Directors who are also our or our subsidiaries’ officers or employees will not receive compensation for serving as directors (other than travel-related expenses for meetings held outside of our headquarters).
(2)	The Annual Director Retainer (the “Retainer”) will be paid on a quarterly basis. The Retainer will be paid equally 50% in cash and 50% in shares of common stock required to be deferred under our Non-Employee Directors Deferred Compensation Plan (described below). Such deferred common stock is referred to as “deferred stock units.” A director may elect to receive the entire Retainer in the form of deferred stock units. The number of shares of common stock to be received pursuant to the common stock portion of the Retainer or any other compensation to be paid in the form of common stock will equal the value of the compensation being paid in the form of common stock, divided by the fair market value of the common stock as of the close of business on the date on which the compensation would otherwise have been paid. Each deferred stock unit will entitle the director to receive one share of common stock following such director’s retirement or termination of service from our Board of Directors for any reason. The directors may not sell or receive value from any deferred stock unit prior to such termination of service.
(3)	The presiding director stipend, committee chair stipends and all committee membership stipends will be paid 50% in cash and 50% in deferred stock units. Directors may elect to receive more than 50% of such stipends in deferred stock units.
(4)	The grant will be made in the form of deferred stock units. The number of units will equal $65,000 divided by the fair market value of a share of our common stock as of the close of business on the date of grant. Persons serving as our non-employee directors at the time of the distribution will receive their grant as of the distribution date.

Executive Compensation

Summary Compensation Table

The following table sets forth information concerning the 2005, 2004 and 2003 cash and non-cash compensation awarded by Cendant and its subsidiaries, prior to the separation, to or earned by our chief executive officer and the persons whom we expect will be our four most highly compensated executive officers (the “Named Executive Officers”):

		Annual Compensation			Long Term Compensation
				Other Annual Compensation	Restricted Stock Awards ($) (3)			Underlying Options Common Stock	All Other Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	($)(2)	Target Vesting	/	Above- Target Vesting	(#)	($)(4)
Henry R. Silverman, Chairman of the Board and Chief Executive Officer(5)	2005 2004 2003	3,300,000 3,300,000 3,300,000	12,316,600 15,281,508 13,787,520	100,374 325,843 121,001	0 0 0	/ / /	0 0 0	0 0 0	6,600,496 5,089,340 5,604,524

Richard A. Smith, Vice Chairman and President	2005 2004 2003	762,500 762,500 762,500	1,481,582 2,171,582 1,565,794	73,863 — —	2,500,005 2,000,000 1,685,997	/ / /	2,500,005 2,000,000 N/A	0 0 0	211,902 254,182 51,366

Bruce Zipf, President and Chief Executive Officer, NRT	2005 2004 2003	415,385 364,385 335,000	324,000 204,966 201,000	— — —	500,000 325,000 250,000	/ / /	500,000 325,000 N/A	0 0 0	— — —

Alexander E. Perriello, President and Chief Executive Officer, Realogy Franchise Group	2005 2004 2003	435,789 414,681 342,342	517,499 351,799 190,428	— — —	600,000 500,000 250,000	/ / /	600,000 500,000 N/A	0 0 0	— — —

Kevin J. Kelleher, President and Chief Executive Officer, Cartus	2005 2004 2003	358,061 360,985 338,765	402,818 338,970 220,197	— — —	600,000 450,000 400,000	/ / /	600,000 450,000 N/A	0 0 0	— — —

(1)	For Mr. Silverman, 2005 bonus amount is his fiscal year 2005 profit-sharing bonus determined pursuant to his employment agreement, approved by the Cendant Compensation Committee and paid in the first quarter of 2006. For Mr. Smith, 2005 bonus amount is the sum of his fiscal year 2005 profit-sharing bonus equal to $1,385,000 and a special bonus under Cendant’s senior officer supplemental life insurance program equal to $96,582, both of which were paid in the first quarter of 2006. For each other Named Executive Officer, 2005 bonus amounts include regular annual bonuses providing an opportunity to receive payment targeted at 100% of base salary, but subject to the Named Executive Officer’s business unit’s attainment of performance goals and the personal performance of the Named Executive Officer, and paid in the first quarter of 2006.

(2)	Except where indicated, perquisites and personal benefits are less than the lesser of $50,000 or 10% of the salary and bonus for each Named Executive Officer in each year. In 2005, Mr. Silverman’s perquisites and personal benefits included $49,388 for personal use of aircraft and $49,986 for provision of Company automobiles and drivers, and Mr. Smith’s perquisites and personal benefits included $26,925 for personal use of aircraft and $27,065 for provision of automobiles and drivers (including tax assistance). In 2004, Mr. Silverman’s perquisites and personal benefits included $102,697 for personal use of aircraft and $165,013 for the reimbursement of legal fees (including tax assistance) incurred in connection with the negotiation of his employment agreement. In 2003, Mr. Silverman’s perquisites and personal benefits included $59,825 for personal use of aircraft.
(3)	On April 26, 2005, each Named Executive Officer (other than Mr. Silverman) was granted performance-vesting restricted stock units relating to shares of Cendant common stock. Upon the vesting of a unit, the Named Executive Officer becomes entitled to receive a share of Cendant common stock. Up to one-eighth of the units may vest on April 27 in each of 2006, 2007, 2008 and 2009 based upon the extent to which Cendant attains pre-established performance goals for fiscal year 2005 through the end of the most recently completed fiscal year prior to such business day (i.e., 25% of the units scheduled to vest each year will vest if performance reaches “threshold” levels, and 100% of such units will vest if performance reaches “target” levels). The performance goals relating to these units are based upon the “total unit growth” of the Cendant common stock in relation to the average historic “total stockholder return” of the S&P 500 (“total unit growth” is comprised of earnings before interest, taxes, depreciation and amortization, plus increases in free cash flow generation). Units which fail to vest in 2006, 2007 and 2008 may become vested in later year(s) subject to Cendant’s attainment of cumulative multi-year performance goals. In addition, up to one-half of the units may vest on April 27, 2009 based upon the extent to which Cendant attains cumulative four-year pre-established performance goals. The performance goals relating to these units are based upon the “total unit growth” of the Cendant common stock in relation to the top-quartile average historic “total stockholder return” of the S&P 500. In all cases, intermediate levels of vesting will occur for interim levels of performance. Vesting is also subject to the Named Executive Officer remaining continuously employed with Cendant through the applicable vesting date. Each Named Executive Officer received the following number of performance-vesting restricted stock units (numbers reflect equitable adjustment in connection with Cendant’s 2005 distribution of PHH Corporation common stock to its stockholders): Mr. Silverman, 0; Mr. Smith, 249,626; Mr. Zipf, 49,925; Mr. Perriello, 59,910; and Mr. Kelleher, 59,910. The number of units granted to each Named Executive Officer was approved by the Cendant Compensation Committee. All units are eligible to receive cash dividend equivalents, which remain restricted and subject to forfeiture until the unit for which it was paid becomes vested. The value of the shares of Cendant common stock underlying the units as of the date of grant are shown in the table above and reflect a per unit value of $20.03, based upon the closing price of the Common Stock on April 26, 2005.

Subject to necessary approvals and consents, we expect that all restricted stock units that vest upon the attainment of “above-target” financial performance will be cancelled in connection with Cendant’s separation transaction, and that all other restricted stock units will vest in connection with Cendant’s separation transaction.

The value of the shares underlying all units held by each Named Executive Officer as of December 30, 2005 (including outstanding units granted in 2005 and all prior years) and reflecting a per unit value of the Cendant common stock of $17.25 equaled as follows:

	Above-Target Vesting (to be canceled) ($)	At-Target Vesting (to be vested) ($)	Total ($)
Mr. Silverman	0	0	0
Mr. Smith	3,716,409	4,286,177	8,002,586
Mr. Zipf	684,635	786,773	1,471,408
Mr. Perriello	907,574	975,488	1,883,062
Mr. Kelleher	868,469	1,045,540	1,914,008

(4)	For Messrs. Silverman and Smith, amounts for fiscal year 2005 consist of (i) Cendant matching contributions to a non-qualified deferred compensation plan maintained by Cendant (“Defined Contribution Match”), (ii) Cendant-paid life insurance premiums or a bonus under Cendant’s senior officer supplemental life insurance program and (iii) executive medical benefits. Defined Contribution Match includes matching contributions relating to deferred bonuses in respect of fiscal year 2005 and paid in the first quarter of 2006. For each other Named Executive Officer, for each year, amounts are less than $100,000. The foregoing amounts were as follows:

	Year	Defined Contribution Match ($)	Life Insurance Premium/ Directed Bonus ($)(*)	Executive Medical Benefits ($)	Totals ($)
Mr. Silverman	2005	936,996	5,656,000	7,500	6,600,496
Mr. Smith	2005	105,975	96,582	9,345	211,902

(*)	For Mr. Silverman, the amount represents premiums paid by Cendant for 2005 under Mr. Silverman’s insurance arrangement. For Mr. Smith, amount represents a directed bonus required to be used to pay life insurance premiums for a personal life insurance policy owned by the officer (such bonus amount is also reflected in the Summary Compensation Table above under the “Bonus” column).
(5)	We expect Mr. Silverman to enter into a new employment agreement with us pursuant to which Mr. Silverman will provide services to us through December 31, 2007 in exchange for a base salary of $1 per year. Following Mr. Silverman’s separation from Cendant, we expect to assume certain remaining obligations to provide Mr. Silverman with employee benefits and perquisites under his existing employment agreement with Cendant, including relating to his life insurance program, as well as to provide Mr. Silverman with post-retirement employee benefits, perquisites and consulting fees, except to the extent they are settled or assumed by other Cendant entities in connection with the separation.

Option/SAR Grants in Last Fiscal Year

None of the Named Executive Officers received an option grant in 2005, 2004 or 2003.

Aggregated Option Exercises in 2005 and Year-End Option Values

The following table summarizes the exercise of Cendant common stock options by the Named Executive Officers during the last fiscal year and the value of unexercised options held by such officers as of the end of such fiscal year:

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARS at FY-End (#) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options/SARS at FY-End ($)(1) Exercisable/Unexercisable
Mr. Silverman	9,607,677	117,644,547	25,439,589/0	82,779,980/0
Mr. Smith	5,323	76,581	3,484,579/0	17,563,686/0
Mr. Zipf	0	0	102,279/0	0/0
Mr. Perriello	0	0	211,208/0	10,795/0
Mr. Kelleher	78,185	775,013	379,802/0	182,702/0

(1)	Amounts are based upon a December 30, 2005 closing price per share of Common Stock on the New York Stock Exchange of $17.25.

Pension Benefits

Mr. Kelleher is our only Named Executive Officer who was a participant in the Former PHH Corporation Pension Plan and is a participant in the Cendant Corporation Pension Plan. As discussed above, upon the distribution, Mr. Kelleher will continue to be a participant in the portion of the Cendant Corporation Pension Plan which we assume from Cendant. The table below shows the estimated annual benefit payable to Mr. Kelleher commencing at age 65 under the Cendant Pension Plan. Mr. Kelleher does not participate in any supplemental pension plan. Benefit accruals have been frozen in connection with a curtailment of the former PHH Corporation Pension Plan. The benefits set forth in the table reflect straight-life annuity amounts and reflect offset for estimated Social Security benefits.

Name	Years of Credited Service as of January 1, 2006	Year Individual Reaches Age 65	Estimated Annual Benefit at Age 65
Mr. Kelleher	22	2019	$40,400

Employee Benefit Plans

2006 Equity and Incentive Plan

General

Prior to the distribution, we expect that Cendant, as our sole shareholder, will approve the Realogy Corporation 2006 Equity and Incentive Plan. It is expected that the 2006 Equity and Incentive Plan will provide for the grant of annual cash bonuses and long-term cash awards, as well as equity-based awards, including restricted stock, restricted stock units, stock options, stock appreciation rights and other equity-based awards to our directors, officers and other employees, advisors and consultants who are selected by our Compensation Committee for participation in the 2006 Equity and Incentive Plan. Mr. Silverman will not receive future equity awards for his services as an executive officer of Realogy. The material terms of the 2006 Equity and Incentive Plan are summarized below. The summary is not intended to be a complete description of the terms of the 2006 Equity and Incentive Plan.

Administration

The 2006 Equity and Incentive Plan will be administered by our Compensation Committee, which will have the authority, among other things, to determine who will be granted awards and all of the terms and conditions of the awards. The Compensation Committee will also be authorized to determine to what extent an award may be settled, cancelled, forfeited or surrendered, to interpret the 2006 Equity and Incentive Plan and any awards granted thereunder and to make all other determinations necessary or advisable for the administration of the 2006 Equity and Incentive Plan. Where the vesting or payment of an award under the 2006 Equity and Incentive Plan is subject to the attainment of performance goals, the Compensation Committee will be responsible for certifying that the performance goals have been attained. Neither the Compensation Committee nor our Board of Directors has the authority under the 2006 Equity and Incentive Plan to reprice, or to cancel and re-grant, any stock option granted under the 2006 Equity and Incentive Plan, or to take any action that would lower the exercise, base or purchase price of any award granted under the 2006 Equity and Incentive Plan without first obtaining the approval of our stockholders.

Cash Incentive Programs

The 2006 Equity and Incentive Plan will provide for the grant of annual and long-term cash awards to participants selected by our Compensation Committee. The maximum value of the total cash payment that any participant may receive under the 2006 Equity and Incentive Plan’s annual cash incentive program for any year will be $1 million, and the maximum value of the total payment that any 2006 Equity and Incentive Plan participant may receive with respect to each performance period under the 2006 Equity and Incentive Plan’s long-term cash incentive program will be $1 million for each year covered by the performance period. Payment of awards granted under the cash incentive programs may be made subject to the attainment of performance goals to be determined by our Compensation Committee in its discretion. The Compensation Committee may base performance goals on one or more of the following criteria, determined in accordance with generally accepted accounting principles, where applicable:

•	pre-tax income or after-tax income;

•	income or earnings including operating income, earnings before or after taxes, earnings before or after interest, depreciation, amortization, royalties, or extraordinary or special items;

•	net income excluding amortization of intangible assets, depreciation and impairment of goodwill and intangible assets and/or excluding charges attributable to the adoption of new accounting pronouncements;

•	earnings or book value per share (basic or diluted);

•	return on assets (gross or net), return on investment, return on capital, or return on equity;

•	return on revenues;

•	cash flow, free cash flow, cash flow return on investment (discounted or otherwise), net cash provided by operations, or cash flow in excess of cost of capital;

•	economic value created;

•	operating margin or profit margin;

•	stock price or total stockholder return;

•	income or earnings from continuing operations;

•	total unit growth;

•	real estate transaction sides;

•	cost targets, reductions and savings, productivity and efficiencies; and

•	strategic business criteria, consisting of one or more objectives based on meeting specified market penetration or market share, geographic business expansion, customer satisfaction, employee satisfaction, human resources management, supervision of litigation, information technology, and goals relating to divestitures, joint ventures and similar transactions.

The performance goals may be expressed in terms of attaining a specified level of the particular criterion or an increase or decrease in the particular criterion, and may be applied to Realogy or one of our subsidiaries or divisions or strategic business units or a combination thereof, or may be applied to the performance of Realogy relative to a market index (including industry or general market indices), or group of other companies, all as determined by the Compensation Committee. The Compensation Committee will have the authority to make equitable adjustments to the performance goals in recognition of unusual or non-recurring events, in response to changes in laws or regulations or to account for extraordinary or unusual events.

With respect to participants who are “covered employees” within the meaning of Section 162(m) of the Internal Revenue Code, no payment may be made under either of the cash incentive programs prior to certification by the Compensation Committee that the applicable performance goals have been attained.

Equity Incentive Programs

No more than 42 million shares of our common stock will be available for grants pursuant to the equity incentive program under the 2006 Equity and Incentive Plan, which include (i) shares which may be used for purposes of satisfying our obligations under our Non-Employee Directors Deferred Compensation Plan, Savings

Restoration Plan and Officer Deferred Compensation Plan (each as described below) and (ii) approximately 34 million shares necessary to implement the issuance of equity awards relating to our common stock granted pursuant to equitable adjustments of Cendant equity awards. See “—Equitable Adjustments to Outstanding Cendant Equity-Based Awards” below.

The 2006 Equity and Incentive Plan places limits on the maximum amount of awards that may be granted to any participant in any plan year. Under the 2006 Equity and Incentive Plan, no participant may receive awards of stock options and stock appreciation rights that cover in the aggregate more than one million shares in any plan year. Additionally, no participant may receive awards of restricted stock, restricted stock units, deferred stock units, and other stock-based awards that cover in the aggregate more than 250,000 shares in any plan year. The maximum number of shares that may be covered by “incentive stock options” within the meaning of section 422 of the Internal Revenue Code may not exceed one million shares. Shares issued under the 2006 Equity and Incentive Plan may be authorized but unissued shares or treasury shares.

If any shares subject to an award granted under the 2006 Equity and Incentive Plan are forfeited, cancelled, exchanged or surrendered or if an award terminates or expires without a distribution of shares, or if shares of stock are surrendered or withheld as payment of either the exercise price of an award or withholding taxes in respect of an award, those shares of common stock will again be available for awards under the 2006 Equity and Incentive Plan. In the event that the Compensation Committee determines that any corporate event, such as a stock split, reorganization, merger, consolidation, repurchase or share exchange, affects our common stock such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of 2006 Equity and Incentive Plan participants, then the Compensation Committee will make those adjustments as it deems necessary or appropriate to any or all of:

•	the number and kind of shares or other property that may thereafter be issued in connection with future awards;

•	the number and kind of shares or other property that may be issued under outstanding awards;

•	the exercise price or purchase price of any outstanding award;

•	the performance goals applicable to outstanding awards; and

•	the maximum number of shares that can be issued to any one participant in any one year.

The Compensation Committee will determine all of the terms and conditions of equity-based awards under the 2006 Equity and Incentive Plan, including whether the vesting or payment of an award will be subject to the attainment of performance goals. The performance goals that may be applicable to the equity incentive program under the 2006 Equity and Incentive Plan will be same as those discussed above under “—Cash Incentive Programs.”

We expect the Cendant Compensation Committee to approve a “2006 Annual Grant” of equity incentive awards for persons who we determine are our key employees, including our Named Executive Officers (other than Mr. Silverman). The 2006 Annual Grant will be subject to our separation from Cendant and may be in the form of restricted stock units, stock options and/or other form of equity-based awards, in each case, relating to Realogy common stock. The total aggregate value of the 2006 Annual Grant is expected to be approximately $80 million. The number of shares of Realogy common stock covered by such grant will equal the aggregate value of such grant (e.g., $80 million) divided by the fair market value of each unit, option and/or other form of award as of the grant of such award (expected to be the date of the distribution). We expect that such awards will generally vest with respect to 25% of the shares underlying the applicable award on each of the first four anniversaries of May 2, 2006, subject to the holder’s continued employment with us and subject to earlier acceleration under certain circumstances. We also expect that a portion of such awards granted to certain of our Named Executive Officers, and certain other executive officers, will be further subject to the attainment of financial performance goals relating to Realogy. We expect that such awards will be granted under our 2006 Equity and Incentive Plan and will count against the maximum number of shares of our common stock available for issuance under such plan. The expected financial impact relating to this 2006 Annual Grant will add approximately $3 million of annual non-cash expense to the pro forma financial statements set forth in this information statement. We presently anticipate that annual grants in future years will be lower than the 2006 Annual Grant.

Stock Options

The terms and conditions of stock options and stock appreciation rights granted under the 2006 Equity and Incentive Plan will be determined by our Compensation Committee and set forth in an award agreement. Stock options granted under the 2006 Equity and Incentive Plan may be “incentive stock options,” or non-qualified stock options. A stock appreciation right confers on the participant the right to receive an amount, in cash or shares of our common stock, equal to the excess of the fair market value of a share of our common stock on the date of exercise over the grant price of the stock appreciation right, and may be granted alone or in tandem with another award. The exercise price of a stock option or stock appreciation right granted under the 2006 Equity and Incentive Plan will not be less than the fair market value of our common stock on the date of grant. The grant price of a stock appreciation right granted in tandem with a stock option will be the same as the stock option to which the stock appreciation right relates. The vesting of a stock option or stock appreciation right will be subject to such conditions as the Compensation Committee may determine, which may include the attainment of performance goals.

Restricted Stock

The terms and conditions of awards of restricted stock granted under the 2006 Equity and Incentive Plan will be determined by our Compensation Committee and set forth in an award agreement. A restricted stock award granted under the 2006 Equity and Incentive Plan will consist of shares of our common stock that may not be sold, assigned, transferred, pledged or otherwise encumbered, except as provided in the applicable award agreement or until such time as the restrictions applicable to the award lapse. Under the 2006 Equity and Incentive Plan, the Compensation Committee will have the authority to determine the participants to whom restricted stock will be granted and the terms and conditions of restricted stock awards, including whether the lapse of restrictions applicable to the award will be subject to the attainment of one or more performance goals. Certificates issued in respect of shares of restricted stock will be held by us until such time as the restrictions lapse, at which time we will deliver a certificate to the participant.

Restricted Stock Units

A restricted stock unit is an award of a right to receive a share of our common stock. These awards will be subject to such restrictions on transferability and other restrictions, if any, as the Compensation Committee may impose at the date of grant or thereafter, which restrictions may lapse separately or in combination at such times, under such circumstances (including without limitation a specified period of employment or the satisfaction of preestablished performance goals), in such installments, or otherwise, as the Compensation Committee may determine.

Dividends

The Compensation Committee may determine that the holder of restricted stock or restricted stock units may receive dividends (or dividend equivalents, in the case of restricted stock units) that may be deferred during the restricted period applicable to these awards.

Other Equity-Based Awards

The 2006 Equity and Incentive Plan will provide for other equity-based awards, the form and terms of which will be as determined by the Compensation Committee, consistent with the purposes of the 2006 Equity and Incentive Plan. The vesting or payment of one of these awards may be made subject to the attainment of performance goals.

Change in Control

The 2006 Equity and Incentive Plan will provide that, unless otherwise determined by the Compensation Committee at the time of grant, in the event of a change in control (as defined in the 2006 Equity and Incentive Plan), all awards granted under the 2006 Equity and Incentive Plan will become fully vested and/or exercisable, and any performance conditions will be deemed to be fully achieved.

Equitable Adjustments to Outstanding Cendant Equity-Based Awards

In connection with the distribution, we expect that equitable adjustments will be made to outstanding stock option and restricted stock unit awards which currently relate to Cendant common stock, to the extent necessary to maintain equivalent value of such awards following the distribution.

Subject to Cendant Compensation Committee approval and, if necessary, employee consents, all Cendant restricted stock units which would otherwise have been subject to vesting based upon the attainment of “above-target” performance goals will be cancelled prior to the distribution and no additional Realogy or Cendant restricted stock units will be issued in respect to these canceled “above-target” restricted stock units. With respect to remaining Cendant restricted stock units (i.e., those that are not subject to the “above-target” performance goals), we expect that each holder of such restricted stock unit (including Cendant and Realogy employees) will be issued a number of restricted stock units relating to Realogy common stock, equal to the number of shares of Realogy common stock that such holder would receive in the distribution assuming the restricted stock units relating to Cendant common stock represented actual shares of Cendant common stock (i.e., a ratio of one unit relating to Realogy common stock for every four units relating to Cendant common stock). The Realogy restricted stock units and the adjusted Cendant restricted stock units will become vested on the earlier of (i) the date on which such units would have vested in accordance with the terms of the existing vesting schedule or (ii) the 30th day following the completion of the second of the series of distributions pursuant to which Cendant will separate into four independent, publicly traded companies, assuming the holder remains in employment with Cendant or Realogy, as applicable, and will be settled in shares of Realogy stock (net of any tax withholdings) shortly thereafter. For purposes of vesting of Cendant restricted stock units, we expect the Cendant Compensation Committee to determine that continued employment with Cendant, Realogy, Wyndham Worldwide or the Travel Distribution Services company which are expected to be separated from Cendant, will be viewed as continued employment with the issuer of the restricted stock units.

We expect that, effective as of the distribution, equitable adjustments will be approved with respect to stock options relating to Cendant common stock held by Cendant directors, officers and employees (including current and former Realogy directors, officers and employees). Subject to Cendant Compensation Committee approval and, if necessary, employee consents, stock options relating to Cendant common stock which would otherwise have been subject to vesting based upon the attainment of “above-target” performance goals will be canceled immediately prior to the distribution and no additional Realogy or Cendant stock options will be issued in respect to these canceled “above-target” Cendant options. With respect to remaining Cendant stock options (i.e., those that are not subject to the “above-target” performance goals), we expect that all such options will be adjusted into two separate options, one relating to Cendant common stock and one relating to Realogy common stock. Such adjustment is expected to be made such that immediately following the distribution (i) the number of shares relating to the Realogy option will be equal to the number of shares of Realogy common stock that the option holder would have received in the distribution had the Cendant option shares represented outstanding shares of Cendant common stock (i.e., a ratio of one share of Realogy common stock for each four shares of Cendant common stock), and (ii) the per share option exercise price of the original Cendant stock option will be proportionally allocated between the two types of stock options based upon the relative per share trading prices of Cendant and Realogy immediately following the distribution.

We also expect that all Realogy options issued as part of this adjustment and the Cendant options will continue to be subject to their current vesting schedules and become fully vested 30 days following the second distribution. Further, for purposes of vesting of Cendant stock options and the post-termination exercise periods applicable to Realogy and Cendant stock options, the Cendant Compensation Committee determined that continued employment with Cendant, Realogy, Wyndham Worldwide or the Travel Distribution Services company which are expected to be separated from Cendant, will be viewed as continued employment with the issuer of the options and to the extent permitted under Section 409A of the Internal Revenue Code and the terms of the applicable stock option 2006 Equity and Incentive Plans, the post-termination exercise period of certain designated Realogy and Cendant stock options will be extended to three years (but not beyond the original expiration of the option and not if the option holder resigns employment or is terminated in connection with a breach of Code of Conduct of the option holder’s employer).

Term; Amendment

No awards will be made under the 2006 Equity and Incentive Plan following the tenth anniversary of the date that the 2006 Equity and Incentive Plan becomes effective. Our Board of Directors may amend or terminate the 2006 Equity and Incentive Plan at any time, provided that the amendment or termination does not adversely affect any award that is then outstanding without the award holder’s consent. We must obtain stockholder approval of an amendment to the 2006 Equity and Incentive Plan if stockholder approval is required to comply with any applicable law, regulation or stock exchange rule.

Employee Stock Purchase Plan

Prior to the distribution, we expect that Cendant, as our sole shareholder, will approve an employee stock purchase plan which will enable our eligible employees to purchase shares of our common stock at a discount using amounts deducted from their eligible wages. Amounts will be deducted during each payroll cycle and accumulated during calendar month offering periods. At the end of each offering period, accumulated amounts will be used to purchase shares of our common stock at a discount of 5% from the closing price as of the last day of the offering period. We expect that no more than 250,000 shares of our common stock will be available for issuance under our employee stock purchase plan, subject to equitable adjustment under certain circumstances. Our Compensation Committee will administer the plan, and will have authority, among other things, to make rules concerning the plan’s administration, to change the length of the offering period, and to modify the amount of the discount applicable to shares purchased under the plan.

Savings Restoration Plan

We intend to adopt a savings restoration plan for the benefit of certain of our employees whose contributions to our 401(k) plan are limited by certain Internal Revenue Code rules governing the 401(k) plan. Participants in this plan will be selected by our Compensation Committee and must be, among other things, deemed a “management or highly compensated employee” (within the meaning of the Employee Retirement Income Security Act of 1974 (“ERISA”). Plan participants will be permitted to defer compensation in excess of the amounts permitted by the Internal Revenue Code under our 401(k) plan, but will not be entitled to any matching contributions. Accounts will be established in the participant’s name, and the participant may allocate his or her deferrals to one or more deemed investments under the plan, which may include a deemed investment in our common stock. We intend to establish a so-called “rabbi trust” for the purpose of holding assets to be used for the payment of benefits under the savings restoration plan. Distributions under this plan may be made in a single lump sum or in installments, at the participant’s election, generally commencing following termination of the participant’s employment. In connection with the distribution, we expect that the Cendant Corporation Savings Restoration Plan will be amended to provide that deferred compensation obligations of Realogy employees thereunder will become our obligations. We also expect to enter into an arrangement whereby we and each of the other separated companies, other than Avis Budget Group, Inc., will guarantee each other’s obligations under our respective savings restoration plans for amounts deferred in respect of 2005 and earlier years.

Officer Deferred Compensation Plan

We intend to adopt an officer deferred compensation plan for the benefit of certain of our officers selected by our Compensation Committee from time to time. Under this plan, participants will be permitted to defer compensation on such terms as our Compensation Committee will determine from time to time. We intend to establish a so-called “rabbi trust” for the purpose of holding assets to be used for the payment of benefits under the officer deferred compensation plan. We will contribute amounts deferred by the participant to that trust, as well as any matching contributions that may be made by us in our discretion. Accounts will be established in the participant’s name and the participant may allocate his or her deferrals to one or more deemed investments under the plan, which may include a deemed investment in our common stock. Matching contributions may be subject to such vesting provisions as we will determine from time to time; however, all of a participant’s accounts under this plan will become fully vested in the event of a change in control (as defined in the officer deferred compensation plan) or in the event that the participant’s service with us terminates as a result of death or disability. A participant in this plan may elect a single lump-sum payment of his or her account, or may elect payments over time; however, the participant’s entire account balance will be paid in a single lump sum following a change in control.

In connection with the distribution, we expect that the Cendant Corporation Deferred Compensation Plan will be amended to provide that deferred compensation obligations of Realogy employees thereunder will become our obligations under our new deferred compensation plan, and that a corresponding amount of assets held under a rabbi trust under the Cendant Deferred Compensation Plan will be transferred to a rabbi trust under our deferred compensation plan. We also expect to enter into an arrangement whereby we and each of the other separated companies, other than Avis Budget Group, Inc., will guarantee each other’s obligations under our respective officer deferred compensation plans for amounts deferred in respect of 2005 and earlier years.

Non-Employee Directors Deferred Compensation Plan

We intend to adopt a deferred compensation plan for the benefit of our non-employee directors which will facilitate the deferral of all or a portion of certain fees they receive from us for service on our Board of Directors. See “—Board of Directors’ Compensation.” In connection with the separation, we expect that the Cendant Deferred Compensation Plan for Non-Employee Directors will be amended, among other things, to provide that deferred compensation obligations of Realogy non-employee directors will become our obligations under our deferred compensation plan. We also expect to enter into an arrangement whereby we and each of the other separated companies, other than Avis Budget Group, Inc., will guarantee each other’s obligations under our respective non-employee director deferred compensation plans for amounts deferred in respect of 2005 and earlier years.

Realogy Pension Plan

Cendant sponsors and maintains the Cendant Corporation Pension Plan (the “Cendant Pension Plan”), which is a “defined benefit” employee pension plan subject to ERISA. The Cendant Pension Plan is a successor plan to the PHH Corporation Pension Plan (the “Former PHH Pension Plan”) pursuant to a transaction whereby Cendant caused a number of defined benefit pension plans to become consolidated into a single plan. A number of our employees are entitled to benefits under the Cendant Pension Plan pursuant to their prior participation in the Former PHH Pension Plan as well as subsequent participation in the Cendant Pension Plan. During 1999, the Former PHH Pension Plan was frozen and curtailed, other than for certain employees who attained a certain age and service requirements. As a result, only approximately 362 of our current employees are participants in the Cendant Pension Plan. Of these current employees participating in the Cendant Pension Plan (collectively, “Current Participants”), approximately 345 are no longer accruing additional benefits (other than their right to attain early retirement subsidies) and approximately 17 continue to accrue additional benefits. All of our other employees are not participants in the Cendant Pension Plan.

In connection with the distribution, Cendant and Realogy have agreed to separate the Cendant Pension Plan into two plans. Effective upon the distribution, we will adopt a new defined benefit employee pension plan, to be named the Realogy Corporation Pension Plan, which will be identical in all material respects to the Cendant Pension Plan (the “New Realogy Plan”). Also effective upon the distribution, the New Realogy Pension Plan will assume all liabilities and obligations under the Cendant Pension Plan which relate to the Former PHH Pension Plan. We will also assume any supplemental pension obligations accrued by any participant of the Cendant Pension Plan which relates to the Former PHH Pension Plan. Our employees who are not participants in the Cendant Pension Plan will not be participants in the New Realogy Plan.

In consideration of the New Realogy Plan accepting and assuming the liabilities and obligations described above under the Cendant Pension Plan, Cendant will cause the Cendant Pension Plan to make a direct transfer of a portion of its assets to the New Realogy Plan. The value of the assets to be transferred from the Cendant Pension Plan to the New Realogy Plan will be proportional to the liabilities assumed by the New Realogy Plan, and such value will be determined based upon applicable law, including under ERISA and IRS regulations.

Retiree Medical Program

Cendant currently maintains a retiree medical and insurance program covering certain of our employees and retirees. In connection with the distribution, we expect to assume such program. The retiree medical program will provide qualifying retirees and their eligible dependents the opportunity, until age 65, to participate in medical and insurance plans offered during the same period to our active employees who reside in the same geographic area. Benefits under our program may be coordinated with and limited by coverage provided under other plans. The cost to qualifying retirees of participation in this program, which cost will be determined by the plan administrator from time to time, may be as high, or higher, than the cost applicable to active employees during the same period residing in the same geographic area.

Code Section 409A

The U.S. federal income tax laws were recently amended to impose additional limitations on certain types of deferred compensation. In the event that any payment under the foregoing programs and policies would result in an imposition of tax under these provisions, we intend to act to modify any such payments to avoid imposition of such tax to the extent permissible under applicable law.

Employment Agreements

Mr. Silverman. We expect to enter into an employment agreement, to be effective as of the date of the distribution, with Henry R. Silverman, who will serve as our Chairman and Chief Executive Officer. The agreement will have a term ending on December 31, 2007, at which time Mr. Silverman is expected to retire as an executive officer of Realogy but remain as a non-employee director. Mr. Silverman’s new employment agreement with us will provide that Mr. Silverman will provide services to us for cash compensation equal to $1 per year and that during the period in which Mr. Silverman is the chief executive officer, he will not be eligible to receive any new equity grants or incentive compensation awards. During Mr. Silverman’s employment with us, he will continue to receive the welfare benefits and perquisites to which he is entitled under his existing agreement with Cendant, including benefits in respect of his split-dollar life insurance policies.

Mr. Smith. We expect to enter into an employment agreement, to be effective as of the date of the distribution, with Richard A. Smith, who will serve as Vice Chairman of our Board and President, and who we expect will serve as Chief Executive Officer following Mr. Silverman’s retirement. We expect that such employment agreement will have a term ending on the third anniversary of the distribution. In addition to providing for a minimum base salary of $1 million and employee benefit plans generally available to our executive officers, Mr. Smith’s agreement will provide for an annual incentive award with a target amount equal to no less than 100% of his base salary, subject to attainment of performance goals, and grants of long-term incentive awards, upon such terms and conditions as determined by our Board of Directors or our Compensation Committee. In addition, Mr. Smith will be granted an equity incentive award relating to our common stock that will have a value on the grant date of $5.0 million. Mr. Smith’s agreement will provide that if his employment with us is terminated by us without “cause” or due to a “constructive discharge” (each term as defined in Mr. Smith’s agreement), he will be entitled to a lump sum payment equal to 299% of the sum of his then-current base salary plus his then-current target annual bonus. In addition, in this event, all of Mr. Smith’s then-outstanding Realogy equity awards will become fully vested (and any Realogy stock options will remain exercisable until the earlier of five years following his termination of employment and the original termination date of such options). Mr. Smith’s employment agreement will also provide him and his dependents with medical benefits through his age 62, and further coverage of such medical benefits in the event of his termination without cause or constructive discharge. We expect that the employment agreement will provide Mr. Smith with the right to claim a constructive discharge if we hire or promote any other person to the role of Chief Executive Officer or if Mr. Silverman remains our Chief Executive Officer beyond December 31, 2007. Mr. Smith’s agreement will provide for post-termination non-competition and non-solicitation covenants which will last for two years following Mr. Smith’s employment with us.

We expect to enter into employment agreements with one or more of our other Named Executive Officers, which will become effective as of the date of the distribution or thereafter. The agreements are expected to set forth the base salary, bonus opportunities and initial equity awards to be provided to each of these officers, in addition to other matters.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date hereof, all of the outstanding shares of our common stock are owned by Cendant. After the distribution, Cendant will own none of our common stock The following table provides information with respect to the expected beneficial ownership of our common stock by (i) each of our stockholders who we believe will be a beneficial owner of more than 5% of our outstanding common stock, (ii) each of the persons nominated to serve as our directors, (iii) each officer named in the Summary Compensation Table and (iv) all of our executive officers and directors nominees as a group. We based the share amounts on each person’s beneficial ownership of Cendant common stock as of March 24, 2006, unless we indicate some other basis for the share amounts, and assuming a distribution ratio of one share of our common stock for every four shares of Cendant common stock.

To the extent our directors and officers own Cendant common stock at the time of the separation, they will participate in the distribution on the same terms as other holders of Cendant common stock. In addition, following the distribution, we expect Cendant stock-based awards held by these individuals will be equitably adjusted to become separate awards relating to both Cendant common stock and our common stock. Such awards relating to our common stock are reflected in the table below based upon our expected adjustment formula. However, certain stock-based awards held by these individuals that will vest on the 30th day following the completion of the second of the series of distributions by Cendant are not included in the table below. For a description of the equitable adjustments expected to be made to Cendant stock-based awards, see “Executive Compensation—Employee Benefit Plans—Equitable Adjustments to Outstanding Cendant Equity-Based Awards.”

Except as otherwise noted in the footnotes below, each person or entity identified below has sole voting and investment power with respect to such securities. Following the distribution, we will have outstanding an aggregate of approximately 250 million shares of common stock based upon approximately 1 billion shares of Cendant common stock outstanding on March 24, 2006, excluding treasury shares and assuming no exercise of Cendant options, and applying the distribution ratio of one share of our common stock for every four shares of Cendant common stock held as of the record date.

Name of Beneficial Owner	Total # of Shares to be Beneficially Owned(a)	% of Class(b)	Of the Total # of Shares Beneficially Owned, Shares which May be Acquired within 60 days(c)
Principal Stockholder:
Barclays Global Investors, N.A.(d)	22,234,700	8.88%	22,234,700

Directors and Executive Officers(e):
Henry R. Silverman	8,669,354	3.46%	6,359,897
Richard A. Smith(f)	915,691	*	878,235
Martin L. Edelman(g)	83,585	*	82,835
Kenneth Fisher	—	*	—
Cheryl D. Mills(h)	35,416	*	33,737
Robert E. Nederlander(i)	82,892	*	82,892
Robert W. Pittman(j)	225,693	*	209,986
Robert F. Smith(k)	70,196	*	70,196

Alexander E. Perriello, III(l)	59,959	*	54,002
Kevin J. Kelleher(m)	101,609	*	96,871
Bruce Zipf(n)	26,770	*	26,770
All directors and executive officers as a group (16 persons)	10,471,789	4.18%	8,086,600

*	Amount represents less than 1% of outstanding common stock

(a)	The amounts included in this column represent the shares of our common stock which will be beneficially owned by the listed individuals based on the distribution ratio of one share of our common stock for every four shares of Cendant common stock owned by such individuals on March 24, 2006. Amounts include direct and indirect ownership of shares, stock options and restricted stock units that are currently vested or will become vested within 60 days of March 24, 2006 (“Vested Awards”) and shares of common stock, the receipt of which has been deferred by directors in accordance with our and Cendant’s Non-Employee Directors Deferred Compensation Plans (“Deferred Shares”).
(b)	Represents the percentage of our common stock which we expect to be outstanding (based on the expected number of our shares to be distributed based on 1,001,772,920 shares of Cendant common stock outstanding on March 24, 2006).
(c)	Includes Vested Awards and Deferred Shares.
(d)	Reflects beneficial ownership of 88,938,800 shares of Cendant common stock by Barclays Global Investors, N.A. and its affiliated entities (“Barclays”), as derived solely from information reported in a Schedule 13G under the Exchange Act filed by Barclays with the SEC on January 26, 2006. Such Schedule 13G indicates that Barclays has sole voting power over 78,108,267 of the shares and no voting power over 10,830,533 of the shares. The principal business address for Barclays Global Investors, N.A. is 45 Fremont Street, San Francisco, CA 94015. Information is based upon the assumption that Barclays holds 88,938,800 shares of Cendant common stock as of March 24, 2006.
(e)	Such directors and/or executive officer’s Vested Awards are deemed outstanding for purposes of computing the percentage of class for such director and/or executive officer.
(f)	Includes 19,400 shares held in a non-qualified deferred compensation plan, 129 shares held in a second non-qualified deferred compensation plan and 878,106 Vested Awards.
(g)	Includes 7,255 Deferred Shares and 75,580 Vested Awards.
(h)	Includes 5,069 Deferred Shares and 28,668 Vested Awards.
(i)	Includes 7,312 Deferred Shares and 75,580 Vested Awards.
(j)	Includes 9,146 Deferred Shares and 200,840 Vested Awards.
(k)	Includes 7,647 Deferred Shares and 62,549 Vested Awards.
(l)	Includes 54,002 Vested Awards.
(m)	Includes 96,871 Vested Awards.
(n)	Includes 26,770 Vested Awards.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The Distribution from Cendant

The distribution will be accomplished by Cendant distributing all of its shares of our common stock to holders of Cendant common stock entitled to such distribution, as described in “The Separation” section included elsewhere in this information statement. Completion of the distribution will be subject to satisfaction or waiver by Cendant of the conditions to the separation and distribution described below under “—Agreements with Cendant, Wyndham Worldwide and the Travel Distribution Services company.”

Related Party Transactions

Certain affiliates of Barclays Global Investors, N.A., which we refer to collectively as Barclays, an approximately 8.88% stockholder of Cendant based on a Schedule 13G filed by Barclays in January 2006 and approximately 1 billion shares of Cendant common stock outstanding on March 24, 2006, have performed, and may in the future perform, various commercial banking, investment banking and other financial advisory services for Cendant (including us and our subsidiaries) for which they have received, and will receive, customary fees and expenses. The fees paid to Barclays by Cendant and its subsidiaries in 2005 were approximately $5 million.

Agreements with Cendant, Wyndham Worldwide and the Travel Distribution Services company

Before our separation from Cendant, we will enter into a Separation and Distribution agreement and several other agreements with Cendant and Cendant’s other businesses to effect the separation and provide a framework for our relationships with Cendant and Cendant’s other businesses after the separation. These agreements will govern the relationship among us, Cendant, Wyndham Worldwide and the Travel Distribution Services company subsequent to the completion of the separation plan and provide for the allocation among us, Cendant, Wyndham Worldwide and the Travel Distribution Services company of Cendant’s assets, liabilities and obligations (including employee benefits and tax-related assets and liabilities) attributable to periods prior to the respective separations of each of the businesses from Cendant. In addition to the Separation and Distribution Agreement (which contains many of the key provisions related to our separation from Cendant and the distribution of our shares of common stock to Cendant stockholders), these agreements include:

•	the Tax Sharing Agreement; and

•	the Transition Services Agreement.

The principal agreements described below will be filed as exhibits to the registration statement on Form 10 of which this information statement is a part, and the summaries of each of these agreements set forth the terms of the agreements that we believe are material. These summaries are qualified in their entireties by reference to the full text of the applicable agreements, which are incorporated by reference into this information statement.

The terms of the agreements described below that will be in effect following our separation have not yet been finalized; changes, some of which may be material, may be made prior to our separation from Cendant. Moreover, following our separation from Cendant, additional changes may be made by Cendant, Wyndham Worldwide and the Travel Distribution Services company (prior to their respective separations from Cendant) with respect to rights and obligations among those three parties. None of the changes made after our separation from Cendant may be made without our consent if such changes would adversely affect us.

Separation and Distribution Agreement

The Separation and Distribution Agreement will set forth our agreements with Cendant, Wyndham Worldwide and the Travel Distribution Services company regarding the principal transactions necessary to separate us from Cendant. It will also set forth other agreements that govern certain aspects of our relationship with Cendant, Wyndham Worldwide and the Travel Distribution Services company after the completion of the separation plan. The parties intend to enter into the Separation and Distribution Agreement immediately before the distribution of our shares to Cendant stockholders. Upon our separation from Cendant, the Separation and Distribution Agreement will be effective as between us and each of Cendant, Wyndham Worldwide and the Travel Distribution Services company with respect to our obligations to each of Cendant, Wyndham Worldwide and the Travel Distribution Services company and with respect to the obligations to us of each of Cendant, Wyndham Worldwide and the Travel Distribution Services company.

Transfer of Assets and Assumption of Liabilities. The Separation and Distribution Agreement will identify assets to be transferred, liabilities to be assumed and contracts to be assigned to each of us, Wyndham Worldwide, the Travel Distribution Services company and Cendant as part of the separation of Cendant into four independent companies, and will describe when and how these transfers, assumptions and assignments will occur, although, many of the transfers, assumptions and assignments may have already occurred prior to the parties’ entering into the Separation and Distribution Agreement. In particular, the Separation and Distribution Agreement will provide that, subject to the terms and conditions contained in the Separation and Distribution Agreement:

•	All of the assets and liabilities (including whether accrued, contingent or otherwise) primarily related to our business (the business and operations of Cendant’s Real Estate Services segment) will be retained by or transferred to us or one of our subsidiaries;

•	All of the assets and liabilities (including whether accrued, contingent or otherwise) primarily related to the business and operations of Cendant’s Hospitality Services (including Timeshare Resorts) segments will be retained by or transferred to Wyndham Worldwide or one of its subsidiaries;

•	All of the assets and liabilities (including whether accrued, contingent or otherwise) primarily related to the business and operations of Cendant’s Travel Distribution Services segment will be retained by or transferred to the Travel Distribution Services company or one of its subsidiaries;

•	All of the assets and liabilities (including whether accrued, contingent or otherwise) primarily related to the business and operations of Cendant’s Vehicle Rental segment will be retained by or transferred to Cendant or one of its subsidiaries;

•	Liabilities (including whether accrued, contingent or otherwise) related to, arising out of or resulting from businesses of Cendant that were previously terminated or divested will be allocated among the parties to the extent formerly owned or managed by or associated with such parties or their respective businesses;

•	Each party will assume or retain any liabilities relating to its employees in respect of the period prior to, on or following its separation;

•	Each party or one of its subsidiaries will assume or retain any liabilities (including under applicable federal and state securities laws) relating to, arising out of or resulting from any registration statement or similar disclosure document which offers for sale any security of such party to the extent such documents exclusively relate to such party or its subsidiaries or affiliates;

•	Each party or one of its subsidiaries will assume or retain any liabilities relating to, arising out of or resulting from any of its or its subsidiaries’ or controlled affiliates’ indebtedness (including debt securities and asset-backed debt), regardless of the issuer of such indebtedness, exclusively relating to its business or secured exclusively by its assets;

•

We will assume 50%, Wyndham Worldwide will assume 30% and the Travel Distribution Services company will assume 20% of certain contingent and other non-contingent corporate liabilities of Cendant or its subsidiaries, which we refer to in this information statement as Assumed Cendant Contingent and Other Liabilities, which are not primarily related to any of our business or the business of Wyndham Worldwide or the Travel Distribution Services company and/or Cendant’s Vehicle Rental business, in each case incurred on or prior to the earlier of (x) December 31, 2006 or (y) the date of the later to occur of the separation of

Wyndham Worldwide or of the Travel Distribution Services company from Cendant, including liabilities related to, arising out of or resulting from (i) certain terminated or divested businesses including, among others, Cendant’s former PHH and Marketing Services (Affinion) businesses, (ii) the Securities Action, the PRIDES Action and the ABI Actions (for further description of these litigation matters see “Certain Relationships and Related Party Transactions—Litigation for which we assumed liability pursuant to the Separation and Distribution Agreement”) and (iii) any actions with respect to the separation plan or the distributions (other than actions arising out of disclosure documents relating to the securities or indebtedness of one of the four businesses) made or brought by any third party. Cendant will not assume liability for any such Assumed Cendant Contingent and Other Liabilities (although, if a party defaults in payments in respect of any such liability, each non-defaulting party, including Cendant, will pay an equal share of such defaulted amount);

•	We will be entitled to receive 50%, Wyndham Worldwide will be entitled to receive 30% and the Travel Distribution Services company will be entitled to receive 20% of the proceeds (or, in certain cases, a portion thereof) from certain contingent corporate assets of Cendant, which we refer to in this information statement as Cendant Contingent Assets, which are not primarily related to any of our business, the business of Wyndham Worldwide or the Travel Distribution Services company or Cendant’s Vehicle Rental business, arising or accrued on or prior to the earlier of (x) December 31, 2006 or (y) the date of the later to occur of the separation of Wyndham Worldwide or the Travel Distribution Services company from Cendant; and

•	Except as otherwise provided in the Separation and Distribution Agreement or any ancillary agreement, other than the costs and expenses relating to the issuance of debt or debt-related securities by any party or its subsidiaries (the costs and expenses of which are expected to be the responsibility of such party), the corporate costs and expenses relating to the separation plan are expected to be shared among us, Wyndham Worldwide and the Travel Distribution Services company in a manner to be provided in the Separation and Distribution Agreement.

Except as may expressly be set forth in the Separation and Distribution Agreement or any ancillary agreement, all assets will be transferred on an “as is,” “where is” basis and the respective transferees will bear the economic and legal risks that (i) any conveyance will prove to be insufficient to vest in the transferee good title, free and clear of any security interest and (ii) any necessary consents or governmental approvals are not obtained or that any requirements of laws or judgments are not complied with.

Information in this information statement with respect to the assets and liabilities of the parties following the separation is presented based on the allocation of such assets and liabilities as set forth in the Separation and Distribution Agreement, unless the context otherwise requires. Certain of the liabilities and obligations to be assumed by one party or for which one party will have an indemnification obligation under the Separation and Distribution Agreement and the other agreements relating to the separation are, and following the separation may continue to be, the legal or contractual liabilities or obligations of another party. Each such party that continues to be subject to such legal or contractual liability or obligation will rely on the applicable party that assumed the liability or obligation or the applicable party that undertook an indemnification obligation with respect to the liability or obligation, as applicable, under the Separation and Distribution Agreement, to satisfy the performance and payment obligations or indemnification obligations with respect to such legal or contractual liability or obligation.

Further Assurances.  To the extent that any transfers contemplated by the Separation and Distribution Agreement have not been consummated on or prior to the date of the applicable separation, the parties will agree to cooperate to effect such transfers as promptly as practicable following the date of the applicable separation. In addition, each of the parties will agree to cooperate with each other and use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the Separation and Distribution Agreement and the ancillary agreements.

The Distributions and Financings.  The Separation and Distribution Agreement will also govern the rights and obligations of the parties regarding the proposed distributions. Each of us, Wyndham Worldwide and the

Travel Distribution Services company will agree to distribute to Cendant as a stock dividend the number of shares of such party’s common stock distributable in the applicable distribution to effectuate the applicable separation. In addition, Cendant will agree to cause its agent to distribute to Cendant stockholders that hold shares of Cendant common stock as of the applicable record date all the shares of common stock of the company being separated from Cendant.

The Separation and Distribution Agreement will provide that we, Wyndham Worldwide and the Travel Distribution Services company will incur indebtedness, establish and draw upon credit facilities and transfer funds in amounts sufficient, in the aggregate, to permit Cendant to repay its existing corporate indebtedness and to pay other costs of Cendant associated with the consummation of the separation plan.

Additionally, the Separation and Distribution Agreement will provide that the distributions are subject to several conditions that must be satisfied or waived by Cendant in its sole discretion. For further information regarding our separation from Cendant, see “The Separation—Conditions to the Distribution.”

Intercompany Accounts.  The Separation and Distribution Agreement will provide that, subject to any provisions in the Separation and Distribution Agreement or any ancillary agreement to the contrary, prior to the separation from Cendant of us, Wyndham Worldwide or the Travel Distribution Services company, as the case may be, intercompany accounts will be settled as will be set forth in the Separation and Distribution Agreement, and it is expected that substantially all of such balances will no longer be outstanding.

Releases and Indemnification.  Except as otherwise provided in the Separation and Distribution Agreement or any ancillary agreement, each party will release and forever discharge each other party and its respective subsidiaries and affiliates from all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the separation from Cendant of any such parties. The releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation pursuant to the Separation and Distribution Agreement or any ancillary agreement.

In addition, the Separation and Distribution Agreement will provide for cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of our business with us and financial responsibility for the obligations and liabilities of Cendant’s business, Wyndham Worldwide’s business and the Travel Distribution Services company’s business with Cendant, Wyndham Worldwide and the Travel Distribution Services company, respectively. Specifically, each party will, and will cause its subsidiaries and affiliates to, indemnify, defend and hold harmless the other parties, their respective affiliates and subsidiaries and each of their respective officers, directors, employees and agents for any losses arising out of or otherwise in connection with:

•	the liabilities each such party assumed or retained pursuant to the Separation and Distribution Agreement;

•	any misstatement of or omission to state a material fact contained in any party’s public filings, only to the extent the misstatement or omission is based upon information that was furnished by the applicable indemnifying party (or incorporated by reference from a filing of such indemnifying party) and then only to the extent the statement or omission was made or occurred after the separation of the party seeking indemnification; and

•	any breach by such party of the Separation and Distribution Agreement.

Legal Matters.  Each party to the Separation and Distribution Agreement will assume the liability for, and control of, all pending and threatened legal matters related to its own business or assumed or retained liabilities and will indemnify the other parties for any liability arising out of or resulting from such assumed legal matters.

Each party to a claim will agree to cooperate in defending any claims against two or more parties for events that took place prior to, on or after the date of the separation of such party from Cendant.

Except with respect to actions brought against Cendant by a governmental entity (in which case Cendant will act as managing party and manage and assume control of such legal matters), we will act as managing party and manage and assume control of all legal matters related to any Assumed Cendant Contingent and Other Liability or Cendant Contingent Asset. Each of the parties will cooperate fully with the applicable managing party in connection with the management of such assets and liabilities. The party responsible for managing an Assumed Cendant Contingent and Other Liability or Cendant Contingent Asset shall be reimbursed for all out-of-pocket costs and expenses related thereto by Wyndham Worldwide, the Travel Distribution Services company and, if Cendant is acting as managing party, by us, in proportion to the applicable percentage that each such party is responsible for in respect of such liability or right to such asset. If one or more parties defaults in payment of its portion of any Assumed Cendant Contingent and Other Liability or the cost of managing any Cendant Contingent Asset, each non-defaulting party (including Cendant) shall be responsible for an equal portion of the amount in default (although any such payments will not release the obligation of the defaulting party). Additionally, the Separation and Distribution Agreement will provide that if, as a result of a change of control or other extraordinary corporate transaction, any of us, Wyndham Worldwide and/or the Travel Distribution Services company were to suffer certain downgrades to our or its, as applicable, respective senior credit ratings, then upon the demand of us, Wyndham Worldwide, the Travel Distribution Services company or Cendant, as applicable, any such party suffering such credit downgrade would be required to post a letter of credit or similar security obligation generally in respect of its portion of the remaining Assumed Cendant Contingent and Other Liability based on an appraisal prepared by a third-party expert.

The Separation and Distribution Agreement will provide for the formation of a contingent claim committee, which will have the responsibility for the adoption of any plan to settle, resolve or achieve the disposition of any Assumed Cendant Contingent and Other Liability or Cendant Contingent Asset, with one representative from each of us, Wyndham Worldwide, the Travel Distribution Services company and Cendant. Resolution of a matter submitted to the contingent claim committee will require the approval of a majority of the representatives entitled to vote on such matter, except that in certain cases where a party may be adversely affected, the approval by the affected party is also required. Except with respect to certain limited matters where Cendant would be adversely affected by the disposition of a claim, Cendant’s representative to the contingent claim committee will not be entitled to vote on matters submitted to the contingent claim committee for resolution.

Employee Matters.  The Separation and Distribution Agreement will allocate liabilities and responsibilities relating to employee compensation and benefit plans and programs and other related matters in connection with the separation of Cendant into four independent companies, including the treatment of certain outstanding and long-term incentive awards, existing deferred compensation obligations and certain retirement and welfare benefit obligations. The Separation and Distribution Agreement will also provide that outstanding Cendant stock options and restricted stock unit awards will be equitably adjusted in connection with each distribution (see “Management—Equitable Adjustments to Outstanding Cendant Equity-Based Awards”).

Non-Competition.  Each party will generally agree not to compete with the businesses of each other party, subject to certain exceptions, for a specified period.

Insurance.  The Separation and Distribution Agreement will provide for the allocation among the parties of benefits under existing insurance policies for occurrences prior to each separation and sets forth procedures for the administration of insured claims. In addition, the agreement will allocate among the parties the right to proceeds and the obligation to incur deductibles under certain insurance policies. In addition, the Separation and Distribution Agreement provides that Cendant will obtain, subject to the terms of the agreement, certain directors and officers insurance policies and error and omissions run-off insurance policies to apply against certain pre-separation claims, if any.

Dispute Resolution.  In the event of any dispute arising out of the Separation and Distribution Agreement, the general counsels of the parties will negotiate for a reasonable period of time to resolve any disputes among the parties. If the parties are unable to resolve disputes in this manner, the disputes will be resolved through binding arbitration.

Other Matters Governed by the Separation and Distribution Agreement.  Other matters governed by the Separation and Distribution Agreement include access to financial and other information, confidentiality, access to and provision of records and treatment of outstanding guarantees and similar credit support.

Tax Sharing Agreement

Before our separation from Cendant, we will enter into a Tax Sharing Agreement with Cendant, Wyndham Worldwide and the Travel Distribution Services company that generally will govern Cendant’s, the other separated companies’ and our respective rights, responsibilities and obligations after the distribution with respect to taxes, including ordinary course of business taxes and taxes, if any, incurred as a result of any failure of the distribution of all of the stock of Realogy, Wyndham Worldwide, or the Travel Distribution Services company to qualify as a tax-free distribution for U.S. federal income tax purposes within the meaning of Section 355 of the Code. Under the Tax Sharing Agreement, we expect, with certain exceptions, that:

•	for taxable years ending on or before December 31, 2006, (i) we generally will be responsible for the payment of income and non-income taxes attributable to our operations that we currently are obligated to pay on a separate return basis (i.e., not as part of a group of which Cendant is the common parent); (ii) each of Wyndham Worldwide, the Travel Distribution Services company and Cendant generally will be responsible for the payment of income and non-income taxes attributable to its (or its subsidiaries’) operations that such company (or its subsidiaries) currently is obligated to pay on a separate return basis (i.e., not as part of a group of which Cendant is the common parent); (iii) we generally will be responsible for the payment of 50% of all income and non-income taxes imposed on Cendant and certain other subsidiaries the operations (or former operations) of which were determined by Cendant not to relate specifically to the businesses of Realogy, Wyndham Worldwide, the Travel Distribution Services company or the Vehicle Rental business or their respective subsidiaries; and (iv) Wyndham Worldwide and the Travel Distribution Services company generally will be responsible for the payment of 30% and 20%, respectively, of all income and non-income taxes imposed on Cendant and certain other subsidiaries the operations (or former operations) of which were determined by Cendant not to relate specifically to the businesses of Realogy, Wyndham Worldwide, the Travel Distribution Services company, the Vehicle Rental business or their respective subsidiaries, and

•	for taxable years beginning on or after January 1, 2007, Realogy generally will be responsible for the payment of income and non-income taxes imposed on Realogy and its direct or indirect subsidiaries.

Notwithstanding the foregoing, we expect that, under the Tax Sharing Agreement, Realogy also generally will be responsible for the payment of any taxes imposed on Cendant that arise from the failure of the distribution of the stock of Realogy to qualify as a tax-free distribution for U.S. federal income tax purposes within the meaning of Section 355 of the Code, if such failure to qualify is attributable to the actions of or transactions undertaken by Realogy or its direct or indirect subsidiaries after the separation. In addition, we generally will be responsible for the payment of 50% of any taxes imposed on Cendant that arise from the failure of the distribution of the stock of Realogy to qualify as a tax-free distribution for U.S. federal income tax purposes within the meaning of Section 355 of the Code, if such failure to qualify is not attributable to the actions of or transactions undertaken by us, any of the other separated companies or our or their direct or indirect subsidiaries after the separation. The Tax Sharing Agreement also is expected to impose restrictions on our and Cendant’s ability to engage in certain actions following our separation from Cendant and to set forth the respective obligations among us, Cendant and the other separated companies with respect to the filing of tax returns, the administration of tax contests, assistance and cooperation and other matters.

Commercial Intercompany Arrangements with Cendant and its Subsidiaries

We have commercial arrangements with Cendant’s other business units only in limited circumstances. The arrangements we have that will be continuing after our separation from Cendant are described below. Aggregate revenue received from all such arrangements was approximately 0.02% of our revenue in 2005. Aggregate expenses paid by us in connection with such arrangements equaled less than 0.01% of our expenses in 2005. We believe that these agreements were substantially similar to those we would have entered into with an independent third party.

Corporate Relocation Services Agreements

Cendant, Wyndham Worldwide and the Travel Distribution Services company have agreed to continue to outsource to us their employee relocation services, including relocation policy management, household goods moving services and departure and destination real estate related services. Pursuant to such agreements, we will receive a fee for each relocating employee as well as reimbursement for direct costs associated with the relocation. The agreements with each such company shall continue indefinitely, unless terminated earlier by either party in accordance with the terms of the agreement. Cendant paid us $900,000, $900,000 and $1.2 million in each of 2005, 2004 and 2003, respectively, for provision of relocation services.

Commercial Real Estate Brokerage Agreement

Cendant, Wyndham Worldwide and the Travel Distribution Services company have agreed to continue to utilize our commercial real estate brokerage network on a non-exclusive basis to provide certain real estate related services, such as transaction management, acquisition and disposition services, broker price opinions, renewal due diligence and portfolio review. The agreements with each such business extends for an initial term of three years, unless terminated earlier in accordance with the terms of the agreement. We are not compensated directly for commercial real estate brokerage transactions which utilize our franchisees; however, we do receive revenue in the form of royalty payments made by our commercial real estate brokerage franchisees on such transactions. In certain circumstances, our company owned brokerage operations may provide the ultimate service.

Real Estate Affinity Agreements

Cendant, Wyndham Worldwide and the Travel Distribution Services company have agreed to continue to market our brokerage and settlement services products and services to their respective franchisees, customers and employees, as applicable, via various forms of advertising and media, including but not limited to brochures, newsletters and presentations at various conferences. The agreements with each such business extends for an initial term of three years unless terminated earlier in accordance with the terms of the agreement.

Corporate Travel Agreement

We have entered into an agreement with a subsidiary in Cendant’s Travel Distribution Services business to continue to utilize the business’ corporate travel management services, which include full-service ticketing and fulfillment services, a custom-configured corporate on-line booking tool and access to a corporate travel call center. The agreement extends for an initial term of three years, unless terminated earlier by either party in accordance with the terms of the agreement. We paid approximately $378,000 and $237,000 for use of these services in each of 2005 and 2004, respectively. We were not separately charged for these services in 2003. Corporate travel services were not provided through Cendant’s Travel Distribution Services business in 2003.

Car Rental Rate Agreements

We have agreed to designate Cendant’s car rental brands, Avis and Budget, as the primary and secondary suppliers, respectively, of car rental services for our employees. These agreements provide for negotiated car rental rates and discounts for both business and leisure travel on a worldwide basis. The agreements extend for an initial term of three years, unless terminated earlier by either party in accordance with the terms of the agreement. We paid Cendant $130,000, $120,000 and $160,000 for use of its car rental services in each of 2005, 2004 and 2003, respectively.

Travel Reward Agreements

We have agreed to allow Cendant’s Resort Condominiums International, LLC subsidiary (“RCI”) to market reduced-cost vacation certificates to our franchisees and have agreed with Cendant’s Travel Rewards, Inc. subsidiary and RCI to allow certain of their members to earn travel-related “points” in connection with the purchase or sale of real estate handled by real estate brokerage offices in the Cartus broker network or in connection with the utilization of moving companies recommended by Cartus. We received approximately $196,000, $171,000, and $100,000 in each of 2005, 2004 and 2003, respectively.

Commercial Intercompany Arrangements with Former Cendant Affiliates

PHH Corporation

In January 2005, Cendant completed the spin-off of its mortgage and fleet management business, PHH Corporation. In connection with that transaction, we entered into a number of commercial arrangements with PHH, which arrangements are outlined below. In total, we earned $8.0 million from PHH in 2005 from all of the following arrangements.

PHH Home Loans Venture.  We formed a venture with PHH, named PHH Home Loans, LLC, for the purpose of originating and selling mortgage loans primarily sourced through our residential real estate brokerage and relocation businesses. We own 49.9% of the venture and PHH owns 50.1%. As a result, our financial results only reflect our proportionate share of the venture’s results of operations which are recorded on the equity method. The venture has a 50-year term, subject to earlier termination upon the occurrence of certain events or at our election at any time after January 31, 2015 by providing two years’ notice to PHH. PHH may terminate the venture upon the occurrence of certain events or, at its option, after January 31, 2030. All mortgage loans originated by the venture are sold to PHH Mortgage or other third party investors, and PHH Home Loans does not hold any mortgage loans for investment purposes or perform servicing functions for any loans it originates. Accordingly, we have no mortgage servicing rights asset risk. The venture commenced operations on October 1, 2005 and we did not receive distributions from the venture in 2005.

Strategic Relationship Agreement.  Simultaneously with the spin-off of PHH, we entered into an agreement with PHH and PHH Home Loans, which agreement contained detailed covenants regarding the relationship of the parties with respect to the operation of PHH Home Loans. Such covenants include:

•	Recommendation of the PHH Home Loans venture as the exclusive recommended provider of mortgage loans by us to independent sales associates affiliated with our company owned real estate and relocation businesses, the customers of our real estate and relocation businesses and U.S. based Cendant employees; and

•	Sales of mortgage origination businesses acquired by our company owned real estate brokerage business to PHH Home Loans pursuant to pre-specified pricing parameters.

Marketing Agreements.  We entered into a 25-year marketing agreement with PHH pursuant to which PHH’s mortgage company will be the exclusive recommended provider of mortgage products and services promoted by us to our franchisees.

In addition, PHH’s mortgage company entered into interim marketing services agreements with our company owned real estate brokerage and relocation businesses also providing for recommendation of PHH’s mortgage business. Both of these agreements were terminated on October 31, 2005 in conjunction with the PHH Home Loans venture commencing operations.

Prior to the spin-off of PHH, our relocation business was party to an agreement with PHH, pursuant to which we marketed PHH’s mortgage services to our corporate relocation clients. This agreement was terminated simultaneously with the execution of the interim marketing agreement referenced above. We were paid approximately $1.5 million, $1.8 million and $1.8 million in marketing fees in 2005, 2004 and 2003, respectively, in connection with this arrangement.

Company Cars.  Through PHH’s vehicle leasing subsidiary, we leased cars for certain executive officers. We paid PHH approximately, $538,000, $478,000 and $255,000 in 2003, 2004 and 2005, respectively.

Transition Services Agreement

Transition Services Provided by Cendant and the Other Separated Companies to Us

Prior to our separation from Cendant, we will enter into a Transition Services Agreement with Cendant, Wyndham Worldwide and the Travel Distribution Services company to provide for an orderly transition to being an independent company. Under the Transition Services Agreement, Cendant will agree to provide us with various services, including services relating to human resources and employee benefits, payroll, financial systems management, treasury and cash management, accounts payable services, telecommunications services and information technology services. In certain cases, services provided by Cendant under the Transition Services Agreement may be provided by one of the separated companies following the date of such company’s separation from Cendant.

Under the Transition Services Agreement, the cost of each transition service will generally reflect the same payment terms and will be calculated using the same cost allocation methodologies for the particular service as those associated with the costs on our historical financial statements. The cost of each transition service will be based on either a flat fee or an allocation of the cost incurred by the company providing the service. The Transition Services Agreement is being negotiated in the context of a parent-subsidiary relationship and in the context of the separation of Cendant into four independent companies. Unless specifically indicated below, all services to be provided under the Transition Services Agreement will be provided for a specified period of time, and both parties’ ability to terminate those services in advance without penalty will be limited. After the expiration of the arrangements contained in the Transition Services Agreement, we may not be able to replace these services in a timely manner or on terms and conditions, including cost, as favorable as those we have received from Cendant, or one of the separated companies. We are developing a plan to increase our own internal capabilities in the future to reduce our reliance on Cendant for these services. We will have the right to receive reasonable information with respect to the charges to us by Cendant for transition services provided by Cendant.

The following sets forth a summary of the services that will be provided to us by Cendant or the other separated companies under the Transition Services Agreement and the manner of allocation of costs to us for these services. Also set forth is a description of payments made for such services for the preceding three fiscal years. We believe these allocations approximate the actual costs to Cendant to provide these services.

Human Resources and Employee Benefits.  Cendant provides us with human resources services and related technology solutions and administers Cendant’s compensation, retirement and benefits plans in which we participate. After our separation from Cendant, we will establish our own 401(k), life insurance and accidental death and dismemberment insurance benefit plans, among others. Under the Transition Services Agreement, Cendant, and following the final distribution, Avis Budget Group, Inc., will continue to provide human resources and employee benefits services to support both our existing and newly established plans and programs until December 31, 2006. Cendant has allocated certain of the costs of human resources services (other than those costs related to human resource-related technology solutions) to us based on the number of our employees. After our separation from Cendant, these costs will be allocated to us in this manner under the Transition Services Agreement. For 2005, 2004 and 2003, Cendant allocated the costs of human resource-related technology solutions to us through our share of Cendant’s general corporate overhead, which is discussed below. Following our separation from Cendant, these costs will be allocated to us based on the number of our employees. Our allocated share of the costs of these services was $2.2 million in 2005, $2.0 million in 2004 and $2.3 million in 2003.

Payroll.  Cendant provides us with payroll management services. Under the Transition Services Agreement, Cendant, and following the final distribution, Avis Budget Group, Inc. will continue to provide such services through March 31, 2007, with an option to extend through June 30, 2007. In addition, the Transition Services Agreement will include provisions for tax filings and the distribution of W-2s to our employees for the 2006 tax year. Cendant has allocated the costs of payroll management services to us based on the number of our employees. After our separation from Cendant, these costs will be allocated to us in this manner under the Transition Services Agreement. In addition, we will pay Cendant a one-time management fee of $50,000 to manage the transition of our payroll processing to a third party provider. Our allocated share of the costs of these services was $900,000 in 2005, $800,000 in 2004 and $800,000 in 2003.

Financial Systems Management.  Cendant provides us with financial systems management. Under the Transition Services Agreement, Cendant, and following the final distribution, Avis Budget Group, Inc., will continue to provide us with financial systems management for a period of six months from the completion date of final distribution. For 2005, 2004 and 2003, Cendant allocated the cost of these services to us through our share of Cendant’s general corporate overhead, which is discussed below. After our separation from Cendant, these costs will be allocated to us under the Transition Services Agreement based on resources used and time spent for support services. Following our separation from Cendant, we may need to purchase from various third parties new licenses for software licensed from such parties that we may require to operate our financial management systems.

Treasury and Cash Management.  Cendant provides us with our treasury and cash management services. Under the Transition Services Agreement, Cendant, and following the final distribution, Avis Budget Group, Inc. will continue to provide us with such services through January 31, 2007 with a possible extension through May 1, 2007. Other than during the extension period referenced in the preceding sentence, neither party has early termination rights with respect to these services. For 2005, 2004 and 2003, Cendant allocated the costs of these services to us through our share of Cendant’s general corporate overhead, which is discussed below. After our separation from Cendant, these costs will be allocated to us in this manner under the Transition Services Agreement.

Accounts Payable Services.  Cendant provides us with management of our accounts payable processing. Under the Transition Services Agreement, Cendant, and following the final distribution, Avis Budget Group, Inc. will continue to provide us with management of such processing through December 31, 2006, with the possibility to extend for up to 120 additional days. Cendant has allocated the costs of this service to us based on the number of transactions it processed for us. After our separation from Cendant, these costs will be allocated to us in this manner under the Transition Services Agreement. Our allocated share of costs for this service was approximately $1.9 million in 2005, $2.3 million in 2004 and $2.7 million in 2003.

Telecommunications and Information Technology Services.  Cendant provides us with both (i) telecommunications services, including our local and long distance rate per minute charges, through arrangements it has with third-party providers and (ii) certain information technology support, software, hardware and services, primarily at or from Cendant’s data center in Denver, Colorado, and generally through contracts with its third party licensors and hardware and service providers. Cendant, and following the final distribution, Avis Budget Group, Inc., and its third party contractors and providers will continue providing telecommunication services until third party contracts expire and information technology services including support, software, hardware and services under the Transition Services Agreement for a period of up to two years from the date of the final distribution. Subject to any potential third party contractual limitations and/or termination restrictions or penalties, we may terminate the provision of these services upon 90 days’ prior written notice to Cendant, or Avis Budget Group, Inc., as applicable. In such event, we would be responsible for the repayment to Cendant or Avis Budget Group, Inc., as applicable, of any unamortized computer hardware service charges and software charges and other associated transition and early termination payments. Cendant has allocated the costs for these services to us based on our actual usage and pre-determined rates and the level of support we receive from Cendant and its service providers. After our separation from Cendant, these costs will be allocated to us in this manner under the Transition Services Agreement. Our allocated share of the costs for these services was $28.9 million in 2005, $27.0 million in 2004 and $22.1 million in 2003.

Transition Services Provided by Us to Cendant and the Other Separated Companies

In connection with the separation, certain operations previously provided by Cendant to us and to Cendant’s other subsidiaries will be transferred to our company. These operations include event marketing, public and regulatory affairs and corporate communications. As a result, pursuant to the Transition Services Agreement, we may provide these services to Cendant, Wyndham Worldwide and the Travel Distribution Services company for a period of time following the distribution as described below.

Event Marketing.  We will provide Cendant and certain of the other separated companies with event marketing services, such as arranging their annual franchisee conventions and other franchisee events, corporate meetings and other events through December 31, 2006. We will continue to allocate the cost of these services to Cendant and the other separated companies based on the number of meetings and the number of attendees at meetings planned by us for Cendant and/or the other separated companies. In addition, we will assume Cendant’s obligation to provide event marketing services to certain former Cendant affiliates under existing transition services arrangements.

Public and Regulatory Affairs.  We will provide Cendant, Wyndham Worldwide and the Travel Distribution Services company with public and regulatory affairs services, including governmental affairs, until December 31, 2007. Cendant and the other newly separate companies will pay for these services based on the time spent in providing such services.

Other Intercompany Relationships between Cendant, the Other Separated Companies and Us

Franchise Agreement Guarantees

Regulations applicable to the offer and sale of franchises require the inclusion of audited financial statements in offering materials delivered to prospective franchisees. As a division of Cendant, we did not have our own audited financial statements. Therefore, Cendant’s audited financial statements, and its guarantee of our obligations under the franchise agreements associated with such offering materials, were included in the offering materials to satisfy the regulations. Accordingly, Cendant historically has guaranteed the performance of our obligations to our franchisees under our franchise agreements. Following our separation from Cendant, we will include our own audited financial statements in the franchise offering materials, and Cendant will no longer provide these guarantees in connection with franchise agreements entered into or replaced after completion of our separation from Cendant.

Subleases and Related Guarantees

Domestically, Cendant has allocated to us the cost of occupying approximately 133,000 rentable square feet within the One Campus Drive complex for our corporate and Realogy franchise operations in Parsippany, New Jersey, 146,000 square feet within 339 Jefferson Road for our real estate brokerage business in Parsippany, New Jersey, and 90,798 square feet in Mission Viejo, California. We pay Cendant rent for the One Campus Drive and Mission Viejo, California locations. We also pay Cendant for other services relating to our Parsippany and Mission Viejo locations, such as access to the cafeteria, maintenance and security. Our rent and related costs under these agreements were $5.7 million in 2005, $5.6 million in 2004 and $5.1 million in 2003. Leases for the One Campus Drive and Mission Viejo locations will be assigned to us at the time of our separation from Cendant. With respect to One Campus Drive, we will enter into short-term sublease arrangements with Cendant, Wyndham Worldwide and the Travel Distribution Services company to permit their personnel to occupy a total of approximately 85,000 rentable square feet of space. It is expected that all subleases will terminate by June 30, 2007.

Internationally, we currently share space in Hammersmith, United Kingdom with Cendant’s Hospitality Services (including Timeshare Resorts) and Travel Distribution Services businesses. At the time of separation, we will enter into a sublease arrangement with Wyndham Worldwide as sublandlord and Realogy as subtenant for 3,228 rentable square feet. Total annual charges for the sublease are estimated to be $260,000. In addition, we currently share space in Swindon, United Kingdom with Cendant’s Travel Distribution Services business. At the time of separation, we will sublease approximately 3,641 rentable square feet to the Travel Distribution Services company for less than one year with expected sublease income to Realogy of approximately $19,200 per month.

Finally, we currently occupy space on an exclusive basis in fourteen other locations which are currently in Cendant’s name. At the time of separation, Cendant will assign these leases to us on an exclusive basis. Our rent and related costs under these agreements were $12.0 million in 2005, $9.8 million in 2004 and $9.6 million in 2003 which we billed directly to the subsidiaries.

Cendant will remain liable to landlords for all lease obligations pursuant to either guarantee agreements or the assignment provisions of those leases assigned by Cendant to Realogy, unless expressly released from such liability by the relevant landlord. Estimated liabilities associated with these obligations will be declined over an average term of five years.

Preferred Alliance with Suppliers

We participate in Cendant’s preferred alliance programs pursuant to which we designate to franchisees and other third parties various suppliers for particular goods and services. In connection with such programs, Cendant may earn a commission on goods and services purchased from certain preferred vendors under those programs. We expect that the third party agreements where we, and not Cendant or one of its other affiliates, are the primary participant to the relevant agreement will be assigned to us by Cendant prior to our separation from Cendant. We expect that the third party agreements where both we and other Cendant companies are covered by a single agreement will be assigned to us or amended to enable us to become a party to a separate but identical agreement with the third party vendor. For 2005, 2004 and 2003, Cendant allocated the costs of administration of the preferred alliance programs to us through our share of Cendant’s general corporate overhead, which is discussed below.

Revenue Audit Services

Cendant provides us with revenue audit services by internal auditors. Cendant has allocated the cost of these services to us based on the number of audits performed on our business. Our allocated share of the costs for these services was $2.7 million in 2005, $3.1 million in 2004 and $2.8 million in 2003. Since January 2006, the personnel performing revenue audit services for us were transferred to Realogy’s Franchise Services segment and will therefore no longer be billed to us by Cendant.

Marketing

We participate in Cendant’s third party agreements for the purchase of national media advertising. We paid advertising costs directly to the third party vendor. In addition, Cendant allocated the costs of managing these agreements to us through our share of Cendant’s general corporate overhead, which is discussed below. We will need to negotiate our own agreements with media vendors following our separation from Cendant.

Insurance

We have paid, and currently pay, Cendant for a variety of insurance policies. These insurance policies include executive risk coverage, property and casualty, workers compensation, umbrella liability insurance and losses from crime. Cendant generally has allocated the costs of the insurance policies to us based on the number of our employees. We will be required to purchase our own insurance policies upon consummation of our separation from Cendant. Our insurance in the future will be significantly more expensive than the current insurance costs allocated to us by Cendant. Our allocated share of the costs of insurance policies was $12.6 million in 2005, $12.3 million in 2004 and $9.0 million in 2003. In addition, costs for our directors and officers insurance in 2005, 2004 and 2003 were included in our share of Cendant’s general corporate overhead, which is discussed below. We expect our annual costs for insurance policies to increase by approximately $4.0 million, primarily due to the purchase of directors and officers insurance and errors and omissions insurance.

Event Marketing

Cendant provides us with event marketing services, such as arranging our annual franchisee conventions and other franchisee events. Cendant has allocated the cost of these services to us based on the number of meetings and the number of attendees at meetings planned by Cendant for us. Our allocated share of the cost for these services was $700,000 in 2005, $1.0 million in 2004 and $900,000 in 2003. In connection with the distribution, Cendant’s events marketing operations and personnel will be transferred to us, and we will provide these services to Cendant and certain of the separated companies. See “—Transition Services Provided by Us to Cendant and the Other Separated Companies” above.

Public and Regulatory Affairs

Cendant provides us with public and regulatory affairs services, including governmental affairs. For 2005, 2004 and 2003, Cendant allocated the cost of these services to us through our share of Cendant’s general corporate overhead, which is discussed below. In connection with the distribution, Cendant’s public and regulatory affairs operations and personnel will be transferred to us, and we will provide these services to Cendant and the other separated. See “—Transition Services Provided by Us to Cendant and the Other Separated Companies” above.

General Corporate Overhead

In addition to the services discussed above for which costs are directly allocated to us by Cendant, certain corporate services are charged to us through Cendant’s general corporate overhead allocation, which is calculated based on a percentage of our revenues. These services include certain of the services discussed above, which will be provided to us as transition services for a period of time following our separation from Cendant and services, such as corporate purchasing, that we will have to secure for ourselves following the end of the transition services period. Our share of the general corporate overhead was $38.0 million in 2005, $32.6 million in 2004 and $29.8 million in 2003.

Litigation for which we assumed liability pursuant to the Separation and Distribution Agreement

Pursuant to the Separation and Distribution Agreement, we agreed to be responsible for 50% of the contingent corporate liabilities (and related costs and expenses) related to the Cendant litigation described below.

After the April 15, 1998 announcement of the discovery of accounting irregularities in the former CUC International, Inc. (“CUC”) business units, and prior to the issuance of this information statement, approximately 70 lawsuits claiming to be class actions and other proceedings were commenced against Cendant and other defendants, of which a number of lawsuits have been settled. Approximately six lawsuits remain unresolved in addition to the matters described below.

In Re Cendant Corporation Litigation, Master File No. 98-1664 (WHW) (D.N.J.) (the “Securities Action”), is a consolidated class action brought on behalf of all persons who acquired securities of Cendant and CUC, except the PRIDES securities, between May 31, 1995 and August 28, 1998. Named as defendants are Cendant; 28 current and former officers and directors of Cendant, CUC and HFS Incorporated; and Ernst & Young LLP, CUC’s former independent accounting firm.

The Amended and Consolidated Class Action Complaint in the Securities Action alleges that, among other things, the lead plaintiffs and members of the class were damaged when they acquired securities of Cendant and

CUC because, as a result of accounting irregularities, Cendant’s and CUC’s previously issued financial statements were materially false and misleading, and the allegedly false and misleading financial statements caused the prices of Cendant’s and CUC’s securities to be inflated artificially.

On December 7, 1999, Cendant announced that it had reached an agreement to settle claims made by class members in the Securities Action for approximately $2.85 billion in cash plus 50 percent of any amount Cendant recovers from Ernst & Young as a result of Cendant’s cross-claims against Ernst & Young as described below. This settlement received all necessary court approvals and was fully funded by Cendant on May 24, 2002.

On January 25, 1999, Cendant asserted cross-claims against Ernst & Young that alleged that Ernst & Young failed to follow professional standards to discover and recklessly disregarded the accounting irregularities and is therefore liable to Cendant for damages in unspecified amounts. The cross-claims assert claims for breaches of Ernst & Young’s audit agreements with Cendant, negligence, breaches of fiduciary duty, fraud and contribution. On July 18, 2000, Cendant filed amended cross-claims against Ernst & Young asserting the same claims.

On March 26, 1999, Ernst & Young filed cross-claims against Cendant and certain of Cendant’s present and former officers and directors that alleged that any failure by Ernst & Young to discover the accounting irregularities was caused by misrepresentations and omissions made to Ernst & Young in the course of its audits and other reviews of Cendant’s financial statements. Ernst & Young’s cross-claims assert claims for breach of contract, fraud, fraudulent inducement, negligent misrepresentation and contribution. Damages in unspecified amounts are sought for the costs to Ernst & Young associated with defending the various shareholder lawsuits, lost business it claims is attributable to Ernst & Young’s association with Cendant, and for harm to Ernst & Young’s reputation. On June 4, 2001, Ernst & Young filed amended cross-claims against Cendant asserting the same claims.

Welch & Forbes, Inc. v. Cendant Corp., et al., No. 98-2819 (WHW) (the “PRIDES Action”), is a consolidated class action filed on behalf of purchasers of Cendant’s PRIDES securities between February 24 and August 28, 1998. Named as defendants are Cendant; Cendant Capital I, a statutory business trust formed by Cendant to participate in the offering of PRIDES securities; 17 current and former officers and directors of Cendant, CUC and HFS; Ernst & Young; and the underwriters for the PRIDES offering, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated; and Chase Securities Inc. The allegations in the Amended Consolidated Complaint in the PRIDES Action are substantially similar to those in the Securities Action.

On March 17, 1999, Cendant entered into an agreement to settle the claims of class members in the PRIDES Action who purchased PRIDES securities on or prior to April 15, 1998. The settlement did not resolve claims based upon purchases of PRIDES on and after April 16, 1998 and, as of December 31, 2001, other than Welch & Forbes, Inc. v. Cendant Corp., et al., which is previously discussed, no purchasers of PRIDES securities after April 16, 1998 have instituted proceedings against Cendant.

On October 28, 2005, Cendant reached a settlement that resolved the claims of class members who purchased PRIDES on and after April 16, 1998. To settle these claims, Cendant has agreed to pay $32.5 million in cash plus 3.5% of any net recovery from litigation Cendant is pursuing against Ernst & Young, LLP, auditors for the former CUC, arising from the accounting irregularities. Interest will accrue on the cash portion of the settlement beginning on January 27, 2006 when the court approved the settlement in all respects at the federal funds rate applicable on that date.

Semerenko v. Cendant Corp., et al., Civ. Action No. 98-5384 (D.N.J.), and P. Schoenfield Asset Management LLC v. Cendant Corp., et al., Civ. Action No. 98-4734 (D.N.J.) (the “ABI Actions”), were initially commenced in October and November of 1998, respectively, on behalf of a putative class of persons who purchased securities of American Bankers Insurance Group, Inc. (“ABI”) between January 27, 1998 and October 13, 1998. Named as defendants are Cendant, four former CUC officers and directors and Ernst & Young. The complaints in the ABI actions, as amended on February 8, 1999, assert violations of Sections 10(b),

14(e) and 20(a) of the Exchange Act. The plaintiffs allege that they purchased shares of ABI common stock at prices artificially inflated by the accounting irregularities after Cendant announced a cash tender offer for 51% of ABI’s outstanding shares of common stock in January 1998. Plaintiffs also allege that after the disclosure of the accounting irregularities, Cendant misstated its intention to complete the tender offer and a second step merger pursuant to which the remaining shares of ABI stock were to be acquired by Cendant. Plaintiffs seek, among other things, unspecified compensatory damages. On April 30, 1999, the U.S. District Court for the District of New Jersey dismissed the complaints on motions of the defendants. In an opinion dated August 10, 2000, the U.S. Court of Appeals for the Third Circuit vacated the district court’s judgment and remanded the ABI Actions for further proceedings. On December 15, 2000, Cendant filed a motion to dismiss those claims based on ABI purchases after April 15, 1998, and the district court granted this motion on May 7, 2001. The plaintiffs subsequently moved for leave to file a Second Amended Complaint to reallege claims based on ABI purchases between April 16, 1998 and October 13, 1998. That motion was denied on August 15, 2002. On January 27, 2004, plaintiffs filed a motion for class certification. Cendant is engaged in settlement discussions related to this matter; however, no assurances can be made that a settlement will be reached.

The settlements and actions described above do not encompass six additional lawsuits asserting claims against Cendant associated with the accounting irregularities. We cannot give any assurance as to the final outcome or resolution of these unresolved proceedings. An adverse outcome from certain unresolved proceedings could be material with respect to earnings in any given reporting period. However, we do not believe that the impact of such unresolved proceedings should result in a material liability to us in relation to our consolidated financial position or liquidity.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of information concerning our capital stock. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of our amended and restated certificate of incorporation or of our amended and restated by-laws. The summary is qualified in its entirety by reference to these documents, which you must read for complete information on our capital stock. Our amended and restated certificate of incorporation and by-laws are included as exhibits to our registration statement on Form 10.

Distributions of Securities

In the past three years, we have not sold any securities, including sales of reacquired securities, new issues, securities issued in exchange for property, services, or other securities, and new securities resulting from the modification of outstanding securities, that were not registered under the Securities Act of 1933, as amended.

Common Stock

Immediately following the distribution, our authorized capital stock will consist of up to 750 million shares of common stock, par value $0.01 per share.

Shares Outstanding.  Immediately following the distribution, we expect that approximately 250 million shares of our common stock will be issued and outstanding.

Dividends.  Subject to prior dividend rights of the holders of any preferred shares, holders of shares of our common stock are entitled to receive dividends when, as and if declared by our Board of Directors out of funds legally available for that purpose.

Voting Rights.  Each share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of our common stock do not have cumulative voting rights. In other words, a holder of a single share of common stock cannot cast more than one vote for each position to be filled on our Board. A consequence of not having cumulative voting rights is that the holders of a majority of the shares of common stock entitled to vote in the election of directors can elect all directors standing for election, which means that the holders of the remaining shares will not be able to elect any directors.

Other Rights.  In the event of any liquidation, dissolution or winding up of our company, after the satisfaction in full of the liquidation preferences of holders of any preferred shares, holders of shares of our common stock are entitled to ratable distribution of the remaining assets available for distribution to stockholders. The shares of our common stock are not subject to redemption by operation of a sinking fund or otherwise. Holders of shares of our common stock are not currently entitled to pre-emptive rights.

Fully Paid.  The issued and outstanding shares of our common stock are fully paid and non-assessable. This means the full purchase price for the outstanding shares of our common stock has been paid and the holders of such shares will not be assessed any additional amounts for such shares. Any additional shares of common stock that we may issue in the future will also be fully paid and non-assessable.

Preferred Stock

We are authorized to issue up to 2.5 million shares of preferred stock, par value $0.01 per share. Our Board, without further action by the holders of our common stock, may issue shares of our preferred stock. Our Board is vested with the authority to fix by resolution the designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions thereof, including, without limitation, redemption rights, dividend rights, liquidation preferences and conversion or exchange rights of any class or series of preferred stock, and to fix the number of classes or series of preferred stock, the number of shares constituting any such class or series and the voting powers for each class or series.

The authority possessed by our Board to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of our company through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. Our Board may issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock. There are no current agreements or understandings with respect to the issuance of preferred stock and our Board has no present intention to issue any shares of preferred stock.

Restrictions on Payment of Dividends

We are incorporated in Delaware and are governed by Delaware law. Delaware law allows a corporation to pay dividends only out of surplus, as determined under Delaware law.

Anti-takeover Effects of Our Certificate of Incorporation and By-laws and Delaware Law

Some provisions of our amended and restated certificate of incorporation and by-laws and of Delaware law could make the following more difficult:

•	acquisition of us by means of a tender offer;

•	acquisition of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging those proposals because negotiation of the proposals could result in an improvement of their terms.

Removal of Directors

Our amended and restated certificate of incorporation provides that our directors may only be removed for cause and only by the affirmative vote of the holders of at least 80% of the voting power of the then outstanding capital stock entitled to vote generally in the election of directors. . This system of removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the Board.

Size of Board and Vacancies

Our amended and restated certificate of incorporation and by-laws provide that our Board may consist of no less than three and no more than 15 directors. The number of directors on our Board will be fixed exclusively by our Board, subject to the minimum and maximum number permitted by our amended and restated certificate of incorporation and by-laws. Newly created directorships resulting from any increase in our authorized number of directors will be filled by a majority of our Board then in office, provided that a majority of the entire Board, or a quorum, is present and any vacancies in our Board resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled generally by the majority vote of our remaining directors in office, even is less than a quorum is present.

Elimination of Stockholder Action by Written Consent

Our amended and restated certificate of incorporation and by-laws expressly eliminate the right of our stockholders to act by written consent. Stockholder action must take place at the annual or a special meeting of our stockholders.

Stockholder Meetings

Under our amended and restated certificate of incorporation and by-laws, only our chairman of the board or our chief executive officer may call special meetings of our stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated by-laws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our Board or a committee of our Board.

Delaware Anti-takeover Law

Upon the distribution, we will be subject to Section 203 of the Delaware General Corporation Law, (“DGCL”), an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date such person becomes an interested stockholder, unless the business combination or the transaction in which such person becomes an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person that, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our Board, and the anti-takeover effect includes discouraging attempts that might result in a premium over the market price for the shares of our common stock.

Supermajority Voting

Our amended and restated certificate of incorporation provides that amendments to provisions in the amended and restated certificate of incorporation relating to the general powers of the Board, the number, classes and tenure of directors, filling vacancies on the board, removal of directors, limitation of liability of directors, indemnification of directors and officers, special meetings of stockholders, stockholder action by written consent, the supermajority amendment provision of the amended and restated by-laws and the supermajority amendment provision of the amended and restated certificate of incorporation shall require the affirmative vote of the holders of at least 80% of the voting power of the shares entitled to vote generally in the election of directors. Our amended and restated certificate of incorporation and by-laws provide that amendments to the by-laws may be made either (i) the affirmative vote of at least a majority of the entire Board or (ii) by the affirmative vote of the holders of at least 80% of the voting power of the shares entitled to vote generally in the election of directors.

No Cumulative Voting

Our amended and restated certificate of incorporation and by-laws do not provide for cumulative voting in the election of directors.

Undesignated Preferred Stock

The authorization in our amended and restated certificate of incorporation of undesignated preferred stock makes it possible for our Board to issue our preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. The provision in our amended and restated certificate of incorporation authorizing such preferred stock may have the effect of deferring hostile takeovers or delaying changes of control of our management.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services.

NYSE Listing

We intend to file an application to list our shares of common stock on The New York Stock Exchange, Inc. We expect that our shares will trade under the ticker symbol “H.”

Limitation on Liability of Directors and Indemnification of Directors and Officers

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person is made a party by reason of the fact that the person is or was a director, officer, employee or agent of the corporation (other than an action by or in the right of the corporation—a “derivative action”), if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s by-laws, disinterested director vote, stockholder vote, agreement or otherwise.

Our amended and restated certificate of incorporation provides that no director shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except as required by the DGCL, as now in effect or as amended. Currently, Section 102(b)(7) of the DGCL requires that liability be imposed for the following:

•	any breach of the director’s duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; and

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and by-laws provide that, to the fullest extent authorized or permitted by the DGCL, as now in effect or as amended, we will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person, or a person of whom he or she is the legal representative, is or was our director or officer, or while our director or officer is or was serving, at our request, as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by us. We will indemnify such persons against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action if such person acted in good faith and in a manner reasonably believed to be in our best interests and, with respect to any criminal proceeding, had no reason to believe such person’s conduct was unlawful. Any amendment of this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

We intend to obtain policies that insure our directors and officers and those of our subsidiaries against certain liabilities they may incur in their capacity as directors and officers. Under these policies, the insurer, on our behalf, may also pay amounts for which we have granted indemnification to the directors or officers.

DESCRIPTION OF MATERIAL INDEBTEDNESS

New Credit Facility

We intend to enter into a new $1,500 million credit facility, which will consist of an $800 million five-year revolving credit facility and a $700 million five-year term loan facility. As the initial terms of the new credit facility have not been agreed, the final terms may differ from those set forth herein and any such differences may be significant.

At or prior to the separation, we intend to draw the entire amount of the term loan facility and $250 million of the revolving credit facility. The proceeds of the term loan facility and the $250 million drawn from the revolving credit facility will be transferred to Cendant solely for the purpose of repaying certain indebtedness of Cendant. The remaining availability under the revolving credit facility will be used to provide liquidity for ongoing working capital needs, letters of credit issuances and other general corporate needs.

A portion of the revolving credit facility not in excess of $400 million will be available for the issuance of letters of credit by JPMorgan Chase Bank and such other lenders selected by us and reasonably acceptable to the administrative agent, and a portion of the revolving credit facility not in excess of $100 million will be available for swingline loans.

We anticipate the new credit facility will include affirmative covenants that are substantially similar to the affirmative covenants in the current Cendant five-year revolver. Negative covenants in the new credit facility will be substantially similar to those contained in the Cendant five-year revolver and will include customary negative covenants for financings of this type and other terms deemed appropriate by the lenders (with exceptions and baskets to be agreed upon). Events of default in the new credit facility will also be substantially similar to those contained in the Cendant five-year revolver and customary for financings of this type.

Interim Loan Facility

We also intend to enter into a $1,225 million interim loan facility which together with our borrowings described above will be used to pay the expected transfer of $2,175 million to Cendant. The interim loan facility will be unsecured and is expected to contain terms substantially similar to those contained in the $1,500 million credit facility described above. The interim loan facility will include a mandatory prepayment provision requiring the repayment of the facility in full upon the entering into of permanent financing to replace such facility.

Relocation Securitization Programs

Our relocation services company, Cendant Mobility Services Corporation, which will be renamed Cartus Corporation, maintains three separate securitization programs to monetize relocation related assets. Cartus provides employee relocation services to corporations and governmental entities in the U.S. and in foreign jurisdictions and these services are provided under relocation management agreements. Under the relocation agreements, the employers agree to pay fees and other amounts for relocation services provided to their employees by Cartus. Relocation services often include the purchasing and selling of a transferred employee’s home and the issuance of home equity advances to the transferred employee which are to be repaid from the proceeds of sale of the employee’s home.

In each relocation receivables securitization program, specific relocation management agreements are designated to the program. Amounts due from the employers under such agreements and amounts due under related contracts, are sold directly or indirectly to a special purpose entity. The special purpose entity issues notes to one or more commercial paper conduit facilities and uses the proceeds to purchase the relocation assets. The liquidity facilities which support the commercial paper are subject to periodic termination and if not renewed would result in an amortization of the notes. Each program also lists numerous other events, many tied to the characteristics and performance of the contracts and the assets sold into the program, which could, if not remedied within a predefined amount of time, result in an early amortization of the notes and termination of the program. As of December 31, 2005, approximately $757 million was outstanding under these programs, which was secured by approximately $856 million in assets.

Each program is a revolving program. So long as no termination or amortization event has occurred, any new receivables generated under the designated relocation management agreements are sold into the program, and as new relocation management agreements are entered into, the new agreements may also be designated to a specific program.

The first program, which began in 2000, securitizes assets related to certain of Cartus’ U.S. clients and relating to U.S. domestic and international services. The relocation management agreements designated to this program involve assets and receivables arising under relocation management agreements (i) entered into with corporate employers which are obligated to provide reimbursement for losses on the resale of employees’ homes (“not at-risk”) and (ii) which relate to homes located in the United States. Cartus is the servicer for the assets and receivables sold into the securitization. Cendant and Cendant Real Estate Services Group LLC each guaranty the performance of Cartus as originator of the receivables and as servicer. This program currently is limited to providing financing up to $550 million.

The second program, which began in 2002, securitizes assets related to certain of Cartus’ U.S. clients and relating primarily to U.S. services. The relocation agreements designated to this program involve assets and receivables arising under relocation management agreements with U.S. governmental employers and with certain corporate employers which primarily do not provide reimbursement for losses on the resale of employees’ homes (“at-risk”). Cartus is the servicer for the assets and receivables sold into the securitization. Cendant guaranties the performance of Cartus as originator of the receivables and as servicer of the obligations. This program currently is limited to providing financing up to $125 million.

The third program, which began in 2005, securitizes assets related to certain of Cartus’ U.K. clients and relating to U.K. domestic and international services. The relocation agreements designated to this program involve assets and receivables arising under “not at-risk” relocation management agreements with corporate and U.K. governmental employers and which relate to homes located in England and Wales. Cartus, through its subsidiaries, is the servicer for the assets and receivables sold into the securitization. In connection with this program, Cendant has entered into and provides a parent undertaking to cause each of certain of Cartus’ U.K. subsidiaries to perform their respective obligations in relation to the program. This program currently is limited to financing up to a facility limit of £100 million.

Prior to our separation from Cendant, we expect to receive consent from the noteholders to amend the three securitization programs to substitute a performance guaranty of Realogy for that of Cendant and Cendant Real Estate Services Group LLC, as applicable.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form 10 with the SEC with respect to the shares of our common stock that Cendant stockholders will receive in the distribution. This information statement is a part of that registration statement and, as allowed by SEC rules, does not include all of the information you can find in the registration statement or the exhibits to the registration statement. For additional information relating to our company and the distribution, reference is made to the registration statement and the exhibits to the registration statement. Statements contained in this information statement as to the contents of any contract or document referred to are not necessarily complete and in each instance, if the contract or document is filed as an exhibit to the registration statement, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each such statement is qualified in all respects by reference to the applicable document.

After the distribution, we will file annual, quarterly and special reports, proxy statements and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by an independent registered public accounting firm. The registration statement is, and any of these future filings with the SEC will be, available to the public over the Internet on the SEC’s website at http://www.sec.gov. You may read and copy any filed document at the SEC’s public reference rooms in Washington, D.C. at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the SEC’s regional offices in New York at 233 Broadway, New York, New York 10279 and in Chicago at Citicorp Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms.

We maintain an Internet site at http://www.realogy.com. Our website and the information contained on that site, or connected to that site, are not incorporated into this information statement or the registration statement on Form 10.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Cendant Corporation Board of Directors:

We have audited the accompanying combined balance sheets of Realogy Businesses of Cendant Corporation (the “Company”), consisting of certain businesses of Cendant Corporation (“Cendant”), as of December 31, 2005 and 2004, and the related combined statements of income, invested equity and cash flows for each of the three years in the period ended December 31, 2005. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the combined financial position of the Company as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the combined financial statements, the Company is comprised of the assets and liabilities used in managing and operating the real estate services businesses of Cendant. Included in Note 16 of the combined financial statements is a summary of transactions with related parties.

/s/ Deloitte and Touche LLP

Parsippany, New Jersey

April 3, 2006

REALOGY BUSINESSES OF CENDANT CORPORATION

COMBINED STATEMENTS OF INCOME

(In millions)

	Year Ended December 31,
	2005	2004	2003
Revenues
Gross commission income	$5,666	$5,197	$4,307
Service revenue	764	707	693
Franchise fees	538	477	401
Other	171	168	131

Net revenues	7,139	6,549	5,532

Expenses
Commission and other agent-related costs	3,838	3,494	2,869
Operating	1,640	1,498	1,346
Marketing	282	265	205
General and administrative	212	177	180
Depreciation and amortization	136	120	110
Interest income, net of interest expense of $5, $4 and $4	(7)	(6)	(38)

Total expenses	6,101	5,548	4,672

Income before income taxes and minority interest	1,038	1,001	860
Provision for income taxes	408	379	285
Minority interest, net of tax	3	4	6

Net income	$627	$618	$569

See Notes to Combined Financial Statements.

REALOGY BUSINESSES OF CENDANT CORPORATION

COMBINED BALANCE SHEETS

(In millions)

	December 31,
	2005	2004
ASSETS
Current assets:
Cash and cash equivalents	$36	$58
Trade receivables (net of allowance for doubtful accounts of $2 and $3)	112	119
Relocation receivables and advances	774	662
Relocation properties held for sale	97	72
Deferred income taxes	47	127
Other current assets	94	76

Total current assets	1,160	1,114

Property and equipment, net	304	241
Deferred income taxes	296	257
Goodwill	3,156	2,911
Franchise agreements, net	346	363
Trademarks and other intangibles, net	61	60
Other non-current assets	116	69

Total assets	$5,439	$5,015

LIABILITIES AND INVESTED EQUITY
Current liabilities:
Accounts payable	$130	$128
Secured obligations	757	400
Due to Cendant, net	440	386
Accrued expenses and other current liabilities	492	497

Total current liabilities	1,819	1,411

Non-current liabilities	53	52

Total liabilities	1,872	1,463

Commitments and contingencies (Note 11)

Invested equity:
Parent Company’s net investment	3,563	3,545
Accumulated other comprehensive income	4	7

Total invested equity	3,567	3,552

Total liabilities and invested equity	$5,439	$5,015

See Notes to Combined Financial Statements.

REALOGY BUSINESSES OF CENDANT CORPORATION

COMBINED STATEMENTS OF CASH FLOWS

(In millions)

	Year Ended December 31,
	2005	2004	2003
Operating Activities
Net income	$627	$618	$569
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	136	120	110
Deferred income taxes	39	31	(123)
Net change in assets and liabilities, excluding the impact of acquisitions and dispositions:
Trade receivables	9	7	(34)
Relocation receivables and advances	(117)	(18)	(76)
Relocation properties held for sale	(26)	1	7
Income taxes payable to Cendant	350	336	398
Accounts payable, accrued expenses and other current liabilities	(2)	(21)	23
Other, net	(49)	(35)	39

Net cash provided by operating activities	967	1,039	913

Investing Activities
Property and equipment additions	(131)	(87)	(61)
Net assets acquired (net of cash acquired) and acquisition-related payments	(262)	(259)	(141)
Investment in PHH Home Loans, LLC	(33)	—	—
(Increase) decrease in restricted cash	5	67	(8)
Other, net	(2)	8	(3)

Net cash used in investing activities	(423)	(271)	(213)

Financing Activities
Principal payments on borrowings	—	—	(375)
Net change in secured borrowings	357	—	(80)
Net intercompany funding from (to) parent	(926)	(688)	(194)
Dividends paid to Cendant	—	(38)	(4)
Other, net	3	(15)	(53)

Net cash used in financing activities	(566)	(741)	(706)

Effect of changes in exchange rates on cash and cash equivalents	—	—	1

Net increase (decrease) in cash and cash equivalents	(22)	27	(5)
Cash and cash equivalents, beginning of period	58	31	36

Cash and cash equivalents, end of period	$36	$58	$31

Supplemental Disclosure of Cash Flow Information
Interest payments	$30	$17	$4
Income tax payments, net	$17	$8	$6

See Notes to Combined Financial Statements.

REALOGY BUSINESSES OF CENDANT CORPORATION

COMBINED STATEMENTS OF INVESTED EQUITY

(In millions)

	Parent Company’s Net Investment	Accumulated Other Comprehensive Income	Total Invested Equity
Balance at January 1, 2003	$2,404	$1	$2,405
Comprehensive income:
Net income	569	—
Currency translation adjustment	—	3
Total comprehensive income	—	—	572
Dividends paid to Cendant	(4)	—	(4)

Balance at December 31, 2003	2,969	4	2,973

Comprehensive income:
Net income	618	—
Currency translation adjustment	—	3
Total comprehensive income	—	—	621
Dividends paid to Cendant	(38)	—	(38)
Distribution of capital to Cendant	(4)	—	(4)

Balance at December 31, 2004	3,545	7	3,552

Comprehensive income:
Net income	627	—
Currency translation adjustment	—	(3)
Total comprehensive income	—	—	624
Distribution of capital to Cendant	(609)	—	(609)

Balance at December 31, 2005	$3,563	$4	$3,567

See Notes to Combined Financial Statements.

REALOGY BUSINESSES OF CENDANT CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

(Unless otherwise noted, all amounts are in millions, except per share amounts)

1.	Basis of Presentation

The Realogy businesses of Cendant Corporation (“Realogy”) represent a combined reporting entity comprised of the assets and liabilities used in managing and operating the real estate services businesses of Cendant Corporation (“Cendant”). On October 23, 2005, Cendant’s Board of Directors preliminarily approved a plan to separate Cendant into four independent, publicly traded companies—one for each of Cendant’s real estate services, travel distribution services, hospitality services (including timeshare resorts) and vehicle rental businesses. See Note 18—Subsequent Events for further detail.

The accompanying Combined Financial Statements include the accounts and transactions of Realogy, the entities in which Realogy directly or indirectly has a controlling financial interest and various entities in which Realogy has investments recorded under the equity method of accounting (collectively, the “Company”). The accompanying Combined Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America. All intercompany balances and transactions have been eliminated in the Combined Financial Statements. For more detailed information regarding the Company’s consolidation/combination policy, refer to Note 2—Summary of Significant Accounting Policies.

The Company’s combined results of operations, financial position and cash flows may not be indicative of its future performance and do not necessarily reflect what its combined results of operations, financial position and cash flows would have been had the Company operated as a separate, stand-alone entity during the periods presented, including changes in its operations and capitalization as a result of the separation and distribution from Cendant.

Certain corporate and general and administrative expenses, including those related to executive management, tax, accounting, legal and treasury services, certain employee benefits and real estate usage for common space have been allocated by Cendant to the Company based on forecasted revenues. Management believes such allocations are reasonable. However, the associated expenses recorded by the Company in the accompanying Combined Statements of Income may not be indicative of the actual expenses that would have been incurred had the Company been operating as a separate, stand-alone public company for the periods presented. Following the separation and distribution from Cendant, the Company will perform these functions using internal resources or purchased services, certain of which may be provided by Cendant during a transitional period pursuant to the Transition Services Agreement. Refer to Note 16—Related Party Transactions for a detailed description of the Company’s transactions with Cendant.

In presenting the Combined Financial Statements, management makes estimates and assumptions that affect the amounts reported and related disclosures. Estimates, by their nature, are based on judgment and available information. Accordingly, actual results could differ from those estimates.

Business Description

The Company operates in the following business segments:

•	Real Estate Franchise Services—franchises the Century 21, Coldwell Banker, ERA, Sotheby’s International Realty and Coldwell Banker Commercial brand names.

•	Company Owned Real Estate Brokerage Services—operates a full-service real estate brokerage business principally under the Coldwell Banker, ERA, Corcoran Group and Sotheby’s International Realty brand names.

•	Relocation Services—primarily offers clients employee relocation services such as home sale assistance, home finding and other destination services, expense processing, relocation policy counseling and other consulting services, arranging household goods moving services, visa and immigration support, intercultural and language training and group move management services.

•	Title and Settlement Services—provides full-service title, settlement and vendor management services to real estate companies, affinity groups, corporations and financial institutions with many of these services provided in connection with the Company’s real estate brokerage and relocation services business.

2.	Summary of Significant Accounting Policies

CONSOLIDATION POLICY

The Company adopted Financial Accounting Standards Board (“FASB”) No. 46 (Revised 2003), “Consolidation of Variable Interest Entities” (“FIN 46”) in its entirety as of December 31, 2003.

The adoption of FIN 46 did not have a significant impact on the Company’s earnings, financial position or cash flows. However, during 2003, the underlying structure of Cendant Mobility Client-Backed Relocation Receivables Funding LLC (the “Relocation Funding Entity”), formerly, Apple Ridge Funding LLC, an entity utilized to securitize relocation receivables and other relocation assets was amended in a manner that resulted in this entity no longer meeting the criteria to qualify as an off-balance sheet entity. Consequently, the Company consolidated the Relocation Funding Entity on November 26, 2003.

Current Policy. In connection with FIN 46, when evaluating an entity for consolidation, the Company first determines whether an entity is within the scope of FIN 46 and if it is deemed to be a variable interest entity (“VIE”). If the entity is considered to be a VIE, the Company determines whether it would be considered the entity’s primary beneficiary. The Company consolidates those VIEs for which it has determined that it is the primary beneficiary. Generally, the Company will consolidate an entity not deemed either a VIE or qualifying special purpose entity (“QSPE”) upon a determination that its ownership, direct or indirect, exceeds fifty percent of the outstanding voting shares of an entity and/or that it has the ability to control the financial or operating policies through its voting rights, board representation or other similar rights. For entities where the Company does not have a controlling interest (financial or operating), the investments in such entities are classified as available-for-sale debt securities or accounted for using the equity or cost method, as appropriate. The Company applies the equity method of accounting when it has the ability to exercise significant influence over operating and financial policies of an investee in accordance with Accounting Principles Board (“APB”) Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.”

Previous Policy. Prior to the adoption of FIN 46, the Company did not consolidate special purpose entities (“SPEs”) and SPE-type entities unless the Company retained both control of the assets transferred and the risks and rewards of those assets. Additionally, non-SPE-type entities were only consolidated if the Company’s ownership exceeded fifty percent of the outstanding voting shares of an entity and/or if the Company had the ability to control the financial or operating policies of an entity through its voting rights, board representation or other similar rights.

REVENUE RECOGNITION

Real Estate Franchise Services

The Company franchises its real estate brokerage franchise systems to real estate brokerage businesses that are independently owned and operated. The Company provides operational and administrative services, tools and systems to franchisees, which are designed to assist franchisees in achieving increased revenue and profitability. Such services include national and local advertising programs, listing and agent-recruitment tools, training and volume purchasing discounts through the Company’s preferred vendor program. Franchise revenue principally consists of royalty and marketing fees from the Company’s franchisees. The royalty received is primarily based on a percentage of the franchisee’s commissions and/or gross commission income. Royalty fees are accrued as the underlying franchisee revenue is earned (upon close of the home sale transaction). Annual volume incentives given to certain franchisees on royalty fees are recorded as a reduction to revenue and are accrued for in relative proportion to the recognition of the underlying gross franchise revenue. Franchise revenue also includes initial franchise fees, which are generally non-refundable and recognized by the Company as revenue when all material services or conditions relating to the sale have been substantially performed (generally when a franchised unit opens for business). The Company also earns marketing fees from its franchisees and utilizes such fees to fund advertising campaigns on behalf of its franchisees. In arrangements under which the Company does not serve as an agent in coordinating advertising campaigns, marketing revenues are accrued as the revenue is earned, which occurs as related marketing expenses are incurred. The Company does not recognize revenues or expenses in connection with marketing fees it collects under arrangements in which it functions as an agent on behalf of its franchisees.

Company Owned Real Estate Brokerage Services

As an owner-operator of real estate brokerages, the Company assists home buyers and sellers in listing, marketing, selling and finding homes. Real estate commissions earned by the Company’s real estate brokerage business are recorded as revenue on a gross basis upon the closing of a real estate transaction (i.e., purchase or sale of a home), which are referred to as gross commission income. The commissions the Company pays to real estate agents are recognized concurrently with associated revenues and presented as commission and other agent-related costs line item on the accompanying Combined Statements of Income.

Relocation Services

The Company provides relocation services to corporate and government clients for the transfer of their employees. Such services include the purchasing and/or selling of a transferee’s home, providing home equity advances to transferees (generally guaranteed by the corporate client), expense processing, arranging household goods moving services, home-finding and other related services. The Company earns revenues from fees charged to clients for the performance and/or facilitation of these services and recognizes such revenue on a net basis as services are provided, except for instances in which the Company assumes the risk of loss on the sale of a transferring employee’s home. In such cases, revenues are recorded on a gross basis as earned with associated costs recorded within operating expenses. In the majority of relocation transactions, the gain or loss on the sale of a transferee’s home is generally borne by the client; however, as discussed above, in certain instances the Company will assume the risk of loss. When the risk of loss is assumed, the Company records the value of the home on its Combined Balance Sheets within the relocation properties held for sale line item at net realizable value less estimated direct costs to sell. The difference between the actual purchase price and proceeds received on the sale of the home is recorded within operating expenses on the Company’s Combined Statements of Income and was not material for any period presented. The aggregate selling price of such homes was $694 million, $651 million and $553 million for 2005, 2004 and 2003, respectively.

Additionally, the Company generally earns interest income on the funds it advances on behalf of the transferring employee, which is recorded within other revenue in the accompanying Combined Statements of Income as earned until the point of repayment by the client. The Company also earns revenue from real estate brokers, which is recognized at the time its obligations are complete, and revenues from other third-party service providers where the Company earns a referral fee or commission, which is recognized at the time of completion of services.

Title and Settlement Services

The Company provides title and closing services, which include title search procedures for title insurance policies, home sale escrow and other closing services. Title revenues, which are recorded net of amounts remitted to third party insurance underwriters, and title and closing service fees are recorded at the time a home sale transaction or refinancing closes.

INCOME TAXES

The Company’s operations have been included in the consolidated federal tax return of Cendant and will continue to be included up to the date of the separation. In addition, the Company has filed consolidated and unitary state income tax returns with Cendant in jurisdictions where required or permitted and will continue to file with Cendant up to the date of the separation. The income taxes associated with the Company’s inclusion in Cendant’s consolidated federal and state income tax returns are included in the due to Cendant, net line item on the accompanying Combined Balance Sheets. The provision for income taxes is computed as if the Company filed its federal and state income tax returns on a stand-alone basis and, therefore, determined using the asset and liability method, under which deferred tax assets and liabilities are calculated based upon the temporary differences between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates. These differences are based upon estimated differences between the book and tax basis of the assets and liabilities for the Company as of December 31, 2005 and 2004. The Company’s tax assets and liabilities may be adjusted in connection with the finalization of Cendant’s prior years’ income tax returns.

The Company’s deferred tax assets are recorded net of a valuation allowance when, based on the weight of available evidence, it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. Decreases to the valuation allowance are recorded as reductions to the Company’s provision for income taxes and increases to the valuation allowance result in additional provision for income taxes. However, if the valuation allowance is adjusted in connection with an acquisition, such adjustment is recorded through goodwill rather than the provision for income taxes. The realization of the Company’s deferred tax assets, net of the valuation allowance, is primarily dependant on estimated future taxable income. A change in the Company’s estimate of future taxable income may require an addition or reduction to the valuation allowance.

CASH AND CASH EQUIVALENTS

The Company considers highly-liquid investments purchased with an original maturity of three months or less to be cash equivalents.

RESTRICTED CASH

Restricted cash primarily relates to amounts specifically designated as collateralization for the repayment of outstanding borrowings under the Company’s secured borrowing facilities. Such amounts approximated $19 million and $24 million at December 31, 2005 and 2004, respectively and were included with the other current assets line item on the Company’s Combined Balance Sheets.

DERIVATIVE INSTRUMENTS

The Company uses derivative instruments from time to time as part of its overall strategy to manage its exposure to market risks primarily associated with foreign currency fluctuations. As a matter of policy, the Company does not use derivatives for trading or speculative purposes. All derivatives are recorded at fair value either as assets or liabilities. Changes in fair value of derivatives not designated as hedging instruments are recognized currently in earnings and included as a component of other revenues in the Combined Statements of Income. Substantially all of the Company’s derivatives consist of foreign currency forward contracts, which are not designated as hedging instruments.

INVESTMENTS

At December 31, 2005 and 2004, the Company had various equity method investments aggregating $51 million and $12 million, respectively, which are primarily recorded under the equity method of accounting within other non-current assets on the accompanying Combined Balance Sheets. Included in such investments is a 49.9% interest in PHH Home Loans, LLC (“PHH Home Loans”), a mortgage origination venture formed in 2005 in connection with Cendant’s spin-off of PHH Corporation (“PHH”) in January 2005. This venture enables the Company to participate in the earnings generated from mortgages originated by customers of its real estate brokerage and relocation businesses. The Company’s maximum exposure to loss with respect to its investment in PHH Home Loans is limited to its $31 million equity investment. See Note 16—Related Party Transactions for a more detailed description of the Company’s relationship with PHH Home Loans.

During 2005, 2004 and 2003, the Company recorded earnings on its equity method investments of $4 million, $3 million and $4 million, respectively, within other revenues on the accompanying Combined Statements of Income.

PROPERTY AND EQUIPMENT

Property and equipment (including leasehold improvements) are recorded at cost, net of accumulated depreciation and amortization. Depreciation, recorded as a component of depreciation and amortization on the Combined Statements of Income, is computed utilizing the straight-line method over the estimated useful lives of the related assets. Amortization of leasehold improvements, also recorded as a component of depreciation and amortization, is computed utilizing the straight-line method over the estimated benefit period of the related assets or the lease term, if shorter. Useful lives are 30 years for buildings, up to 20 years for leasehold improvements and from 3 to 7 years for furniture, fixtures and equipment.

The Company capitalizes the costs of software developed for internal use in accordance with Statement of Position No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Capitalization of software developed for internal use commences during the development phase of the project. The Company amortizes software developed or obtained for internal use on a straight-line basis, from 3 to 8 years, when such software is substantially ready for use. The net carrying value of software developed or obtained for internal use was $75 million and $60 million at December 31, 2005 and 2004, respectively.

IMPAIRMENT OF LONG-LIVED ASSETS

In connection with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” the Company is required to assess goodwill and other indefinite-lived intangible assets for impairment annually, or more frequently if circumstances indicate impairment may have occurred. The Company assesses goodwill for such impairment by comparing the carrying value of its reporting units to their fair values. Each of the Company’s reportable segments represents a reporting unit. The Company determines the fair value of its reporting units utilizing discounted cash flows and incorporates assumptions that it believes marketplace participants would utilize. When available and as appropriate, the Company uses comparative market multiples and other factors to corroborate the discounted cash flow results. Other indefinite-lived intangible assets are tested for impairment and written down to fair value, as required by SFAS No. 142.

The Company evaluates the recoverability of its other long-lived assets, including amortizing intangible assets, if circumstances indicate an impairment may have occurred pursuant to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” This analysis is performed by comparing the respective carrying values of the assets to the current and expected future cash flows, on an undiscounted basis, to be generated from such assets. Property and equipment is evaluated separately within each business. If such analysis indicates that the carrying value of these assets is not recoverable, the carrying value of such assets is reduced to fair value through a charge to the Company’s Combined Statements of Income.

The Company performs its annual impairment testing in the fourth quarter of each year subsequent to completing its annual forecasting process. In performing this test, the Company determines fair value using the present value of expected future cash flows. There were no impairments relating to intangible assets or other long-lived assets during 2005, 2004 or 2003.

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income (loss) consists only of accumulated foreign currency translation adjustments. Foreign currency translation adjustments exclude income taxes related to indefinite investments in foreign subsidiaries.

STOCK-BASED COMPENSATION

As of December 31, 2005, all employee stock awards were granted by Cendant. Prior to January 1, 2003, Cendant measured its stock-based compensation using the intrinsic value approach under APB Opinion No. 25, as permitted by SFAS No. 123, “Accounting for Stock-Based Compensation.”

On January 1, 2003, Cendant adopted the fair value method of accounting for stock-based compensation provisions of SFAS No. 123. Cendant also adopted SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure,” in its entirety on January 1, 2003, which amended SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting provisions. As a result, Cendant expenses all employee stock awards over their vesting periods based upon the fair value of the award on the date of grant. As Cendant elected to use the prospective transition method, Cendant allocated expense to the Company for only employee stock awards that were granted subsequent to December 31, 2002. See Note 12 – Stock-Based Compensation for the pro forma stock-based compensation table.

3.	Acquisitions

Assets acquired and liabilities assumed in business combinations were recorded on the Company’s Combined Balance Sheets as of the respective acquisition dates based upon their estimated fair values at such dates. The results of operations of businesses acquired by the Company have been included in the Company’s Combined Statements of Income since their respective dates of acquisition. The excess of the purchase price over the estimated fair values of the underlying assets acquired (which primarily represent intangible assets) and liabilities assumed was allocated to goodwill. In certain circumstances, the allocations of the excess purchase price are based upon preliminary estimates and assumptions. Accordingly, the allocations may be subject to revision when the Company receives final information, including appraisals and other analyses. Any revisions to the fair values, which may be significant, will be recorded by the Company as further adjustments to the purchase price allocations. The Company is also in the process of integrating the operations of its acquired businesses and expects to incur costs relating to such integrations. These costs may result from integrating operating systems, relocating employees, closing facilities, reducing duplicative efforts and exiting and consolidating other activities. These costs will be recorded on the Company’s Combined Balance Sheets as adjustments to the purchase price or on the Company’s Combined Statements of Income as expenses, as appropriate.

In connection with the Company’s acquisition of real estate brokerage operations, the Company obtains contractual pendings and listings intangible assets, which represent the estimated fair values of homesale transactions that are pending closing or homes listed for sale by the acquired brokerage operations. Pendings and listings intangible assets are amortized over the estimated closing period of the underlying contracts and homes listed for sale, which is generally four to five months.

During 2005, 2004 and 2003, the Company made earnout payments of $18 million, $16 million and $8 million, respectively, in connection with previously acquired businesses.

Pending Acquisition

American Title Company of Houston, Texas American Title Company, Title Resources Guaranty Company and related entities. On November 2, 2005, the Company announced a definitive agreement to acquire multiple title companies in Texas in a single transaction for $93 million in cash plus a $10 million (subject to potential downward adjustment) note payable within two years of the closing date. These entities provide title and closing services, including title searches, title insurance, home sale escrow and other closing services. The transaction closed on January 6, 2006 (see Note 18 – Subsequent Events).

2005 ACQUISITIONS

Success Realty, Inc. On September 15, 2005, the Company acquired Success Realty, Inc., a real estate brokerage, for approximately $98 million in cash. This acquisition resulted in goodwill (based on the preliminary allocation of the purchase price) of $82 million, all of which is expected to be deductible for tax purposes. Such goodwill was assigned to the Company Owned Real Estate Brokerage Services segment. This acquisition also resulted in the recognition of $13 million of other intangible assets. Management believes that this acquisition expanded its geographical presence into a growing market.

During 2005, the Company also acquired 31 other real estate brokerage operations through NRT for approximately $139 million of cash, in the aggregate, which resulted in goodwill (based on the preliminary allocation of the purchase price) of $124 million that was assigned to the Company Owned Real Estate Brokerage Services segment, of which $60 million is expected to be deductible for tax purposes. These acquisitions also resulted in the recognition of $13 million of other intangible assets. The acquisition of real estate brokerages by NRT is a core part of its growth strategy. In addition, the Company acquired 5 other individually insignificant businesses during 2005, for aggregate consideration of approximately $2 million in cash, which resulted in goodwill of $2 million that was assigned to the Title and Settlement Services segment, $1 million of which is expected to deductible for tax purposes.

These acquisitions were not significant to the Company’s results of operations, financial position or cash flows on a proforma basis individually or in the aggregate. The Company continues to gather information concerning the valuation of identified intangible assets and their associated lives in connection with these acquisitions.

2004 ACQUISITIONS

Sotheby’s International Realty. On February 17, 2004, the Company acquired the domestic residential real estate brokerage operations of Sotheby’s International Realty and obtained the rights to create a Sotheby’s International Realty franchise system pursuant to an agreement to license the Sotheby’s International Realty brand in exchange for a license fee to Sotheby’s Holdings, Inc., the former parent of Sotheby’s International Realty. Such license agreement has a 50-year initial term and a 50-year renewal option. The total cash purchase price for these transactions was approximately $100 million. These transactions resulted in goodwill of $51 million, of which $49 million and $2 million was assigned to the Company Owned Real Estate Brokerage Services segment and Real Estate Franchise Services segment, respectively. All of this goodwill is expected to be deductible for tax purposes. These transactions also resulted in the recognition of $50 million of other intangible assets. Management believes that this acquisition enhances the Company’s role in the market place as a premier real estate brokerage firm and increases exposure to high net worth families throughout the United States.

During 2004, the Company also acquired 21 other real estate brokerage operations for approximately $115 million of cash, in the aggregate, which resulted in goodwill of approximately $101 million that was assigned to the Company Owned Real Estate Brokerage Services segment, of which $95 million is expected to be deductible for tax purposes. These acquisitions also resulted in the recognition of $13 million of other intangible assets. In addition, the Company acquired one other insignificant business, during 2004 for consideration of approximately $11 million in cash, which resulted in goodwill of $9 million that was assigned to the Relocation Services segment, none of which is expected to be deductible for tax purposes.

These acquisitions were not significant to the Company’s results of operations, financial position or cash flows on a proforma basis individually or in the aggregate.

2003 ACQUISITIONS

During 2003, the Company acquired 19 real estate brokerage operations for approximately $109 million of cash, which resulted in goodwill of $96 million that was assigned to the Company Owned Real Estate Brokerage Services segment, of which $80 million is expected to be deductible for tax purposes. These acquisitions also resulted in the recognition of $14 million of other intangible assets.

These acquisitions were not significant to the Company’s results of operations, financial position or cash flows on a proforma basis individually or in the aggregate.

4.	Intangible Assets

Intangible assets consisted of:

	As of December 31, 2005			As of December 31, 2004
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount

Amortized Intangible Assets
Franchise agreements(a)	$511	$165	$346	$511	$148	$363
License agreement(b)	47	3	44	47	2	45
Pendings and listings(c)	18	13	5	5	2	3
Other(d)	10	4	6	9	3	6

	$586	$185	$401	$572	$155	$417

Unamortized Intangible Assets
Goodwill	$3,156			$2,911

Trademarks(e)	$6			$6

(a)	Generally amortized over a period of 35 or 40 years.
(b)	Amortized over 50 years (the contractual term of the license agreement).
(c)	Generally amortized over 4 to 5 months (the closing period of the underlying contracts).
(d)	Generally amortized over periods ranging from 5 to 10 years.
(e)	Relates to the Coldwell Banker tradename, which is expected to generate future cash flows for an indefinite period of time.

The changes in the carrying amount of goodwill are as follows:

	Balance at January 1, 2005	Goodwill Acquired during 2005		Adjustments to Goodwill Acquired during 2004		Foreign Exchange and Other		Balance at December 31, 2005

Real Estate Franchise Services	$685	$—		$—		$—		$685
Company Owned Real Estate Brokerage Services	2,155	206	(a)	6	(c)	33	(d)	2,400
Relocation Services	52	—		—		(2	)(e)	50
Title and Settlement Services	19	2	(b)	—		—		21

Total Company	$2,911	$208		$6		$31		$3,156

(a)	Relates to the acquisitions of real estate brokerages by NRT (January 2005 and forward).
(b)	Relates to the acquisitions of title and appraisal businesses (February 2005 and forward).
(c)	Relates to the acquisitions of real estate brokerages by NRT (January 2004 through December 2004), including earnout payments.
(d)	Relates to the change in the tax basis of acquired assets and earnout payments for acquisitions of real estate brokerages by NRT prior to 2004.
(e)	Relates to foreign exchange translation adjustments.

Amortization expense relating to all intangible assets was as follows:

	Year Ended December 31,
	2005	2004	2003
Franchise agreements	$17	$17	$17
License agreement	1	2	—
Pendings and listings	23	16	17
Other	1	2	1

Total (*)	$42	$37	$35

(*)	Included as a component of depreciation and amortization on the Company’s Combined Statements of Income.

Based on the Company’s amortizable intangible assets as of December 31, 2005, the Company expects related amortization expense for the five succeeding fiscal years to approximate $25 million, $15 million, $15 million, $15 million and $15 million in 2006, 2007, 2008, 2009 and 2010, respectively.

5.	Franchising and Marketing Activities

Franchise fee revenue of $538 million, $477 million and $401 million on the accompanying Combined Statements of Income for 2005, 2004 and 2003, respectively, include initial franchise fees of $9 million, $8 million and $6 million, respectively, and are net of annual volume incentives of $115 million, $104 million and $80 million, respectively, provided to real estate brokers. The Company’s real estate franchisees may receive incentives on their royalty payments. Such annual incentives are based upon the amount of commission income earned during a calendar year. Each brand has several annual incentive schedules currently in effect.

The Company’s wholly-owned real estate brokerage firm, NRT, continues to pay royalties to the Company’s franchise business; however, such amounts are eliminated in consolidation and, therefore, not reflected in the above table. During 2005, 2004 and 2003, NRT paid royalties of $369 million, $341 million and $288 million, respectively, to the franchise business.

Marketing fees are paid by the Company’s real estate franchisees and are calculated based on a specified percentage of gross closed commissions earned on the sale of real estate, subject to certain minimum and maximum payments. Such fees approximated $44 million, $52 million and $31 million in 2005, 2004 and 2003, respectively, and are recorded within the other revenue line item on the accompanying Combined Statements of Income. As provided for in the franchise agreements and generally at the Company’s discretion, all of these fees are to be expended for marketing purposes.

The number of franchised and Company Owned outlets in operation are as follows:

	(Unaudited) As of December 31,
	2005	2004	2003
Franchised:
Century 21	7,879	7,222	6,628
ERA	2,811	2,601	2,474
Coldwell Banker	2,892	2,769	2,595
Coldwell Banker Commercial	163	107	87
Sotheby’s International Realty	172	22	—

	13,917	12,721	11,784

Company Owned:
ERA	30	30	31
Coldwell Banker	943	883	891
Corcoran/Other	61	59	34
Sotheby’s International Realty	48	27	—

	1,082	999	956

The number of franchised outlets (in the aggregate) changed as follows:

	(Unaudited)
	2005	2004	2003
Franchised:
Beginning balance	12,721	11,784	11,700
Additions	1,845	1,574	1,263
Terminations	(649)	(637)	(1,179)

Ending balance	13,917	12,721	11,784

Company Owned:
Beginning balance	999	956	966
Additions	108	82	72
Closures	(25)	(39)	(82)

Ending balance	1,082	999	956

As of December 31, 2005, there were an insignificant amount of applications awaiting approval for execution of new franchise agreements. Additionally, as of December 31, 2005, there was an insignificant number of franchise agreements pending termination.

In connection with ongoing fees the Company receives from its franchisees pursuant to the franchise agreements, the Company is required to provide certain services, such as training and marketing. In order to assist franchisees in converting to one of the Company’s brands or in franchise expansion, the Company may also, at its discretion, provide development advances to franchisees who are either new or who are expanding their operations. Provided the franchisee meets certain minimum annual thresholds during the term of the development advance, and is in compliance with the terms of the franchise agreement, the amount of the development advance is forgiven annually in equal ratable amounts (typically nine years). Otherwise, related principal is due and payable to the Company. In certain instances, the Company may earn interest on unpaid franchisee development advances, which was not significant during 2005, 2004 or 2003. The amount of such development advances recorded on the Company’s Combined Balance Sheets was $76 million and $66 million at December 31, 2005 and 2004, respectively. These amounts are principally classified within the other non-current assets line item on the Company’s Combined Balance Sheets. During 2005, 2004 and 2003, the Company recorded $13 million, $11 million and $8 million, respectively, of expense related to the forgiveness of these advances. Such amounts are recorded within the operating expense line item on the Company’s Combined Statements of Income.

6.	Income Taxes

The income tax provision consists of the following for the year ended December 31:

	2005	2004	2003
Current
Federal	$320	$281	$344
State	48	66	63
Foreign	1	1	1

	369	348	408

Deferred
Federal	19	52	(93)
State	18	(20)	(28)
Foreign	2	(1)	(2)

	39	31	(123)

Provision for income taxes	$408	$379	$285

Pre-tax income for domestic and foreign operations consisted of the following for the year ended December 31:

	2005	2004	2003
Domestic	$1,037	$1,001	$861
Foreign	1	—	(1)

Pre-tax income	$1,038	$1,001	$860

Current and non-current deferred income tax assets and liabilities, as of December 31, are comprised of the following:

	2005	2004
Current deferred income tax assets:
Accrued liabilities and deferred income	$41	$35
Provision for doubtful accounts and relocation properties held for sale	7	7
Net operating loss carryforwards	5	93
Change in reserves	1	1
Other	1	2
Valuation allowance(*)	(4)	(8)

Current deferred income tax assets	51	130

Current deferred income tax liabilities:
Prepaid expenses	2	3
Acquisition and integration-related liabilities	2	—

Current deferred income tax liabilities	4	3

Current net deferred income tax asset	$47	$127

Non-current deferred income tax assets:
Net operating loss carryforwards	$18	$45
Alternative minimum tax credit carryforward	28	4
Accrued liabilities and deferred income	97	3
Depreciation and amortization	157	211
State tax credits	2	2
Other	1	2
Valuation allowance(*)	(7)	(10)

Non-current deferred income tax assets	$296	$257

(*)	The valuation allowance of $11 million at December 31, 2005 relates to state net operating loss carryforwards. The valuation allowance will be reduced when and if the Company determines that the deferred income tax assets are more likely than not to be realized.

As of December 31, 2005, the Company had federal net operating loss carryforwards of approximately $10 million, which expire in 2024. No provision has been made for U.S. federal deferred income taxes on approximately $15 million of accumulated and undistributed earnings of foreign subsidiaries at December 31, 2005 since it is the present intention of management to reinvest the undistributed earnings indefinitely in those foreign operations. The determination of the amount of unrecognized U.S. federal deferred income tax liability for unremitted earnings is not practicable.

The Company’s effective income tax rate differs from the U.S. federal statutory rate as follows for the year ended December 31:

	2005	2004	2003
Federal statutory rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal tax benefits	4.2	3.0	3.0
Mandatorily redeemable preferred interest	—	—	(3.9)
Other	0.1	(0.1)	(1.0)

	39.3%	37.9%	33.1%

The Company and Cendant’s income tax returns are periodically examined by various tax authorities. The Company and Cendant are currently under audit by several tax authorities. In connection with these and future examinations, certain tax authorities, including the Internal Revenue Service (“IRS”), may raise issues and impose additional assessments. The Company and Cendant regularly evaluate the likelihood of additional assessments resulting from these examinations and establish reserves, through the provision for income taxes for potential amounts that may result therefrom. Reserves are adjusted as information becomes available or when an event requiring a change to the reserve occurs. The resolution of tax matters could have a material impact on the Company’s effective tax rate and results of operations.

The Company and Cendant are subject to income taxes in the United States and several foreign jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes and recording related assets and liabilities. In the ordinary course of business, there are many transactions and calculations where the ultimate tax determination is uncertain. The Company and Cendant are regularly under audit by tax authorities whereby the outcome of the audits is uncertain. Accruals for tax contingencies are provided for in accordance with the requirements of SFAS No. 5, “Accounting for Contingencies.”

The IRS is currently examining Cendant’s taxable years 1998 through 2002 of which the Company is included. Although Cendant believes it has appropriate support for the positions taken on its tax returns, the Company and Cendant have recorded liabilities representing the best estimates of the probable loss on certain positions. Cendant believes that its accruals for tax liabilities are adequate for all open years, based on its assessment of many factors including past experience and interpretations of tax law applied to the facts of each matter. Although the Company and Cendant believe the recorded assets and liabilities are reasonable, tax regulations are subject to interpretation and tax litigation is inherently uncertain; therefore, the Company and Cendant’s assessments can involve both a series of complex judgments about future events and rely heavily on estimates and assumptions. While the Company and Cendant believe that the estimates and assumptions supporting the assessments are reasonable, the final determination of tax audits and any related litigation could be materially different than that which is reflected in historical income tax provisions and recorded assets and liabilities. Based on the results of an audit or litigation, a material effect on our income tax provision, net income, or cash flows in the period or periods for which that determination is made could result.

7.	Property and Equipment, net

Property and equipment, net, as of December 31, consisted of:

	2005	2004
Furniture, fixtures and equipment	$297	$236
Capitalized software	184	159
Building and leasehold improvements	164	121
Land	1	1

	646	517
Less: accumulated depreciation and amortization	(342)	(276)

	$304	$241

During 2005, 2004 and 2003, the Company recorded depreciation and amortization expense of $94 million, $83 million and $75 million, respectively, related to property and equipment.

8.	Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities, as of December 31, consisted of:

	2005	2004
Accrued payroll and related	$130	$137
Accrued volume incentives	84	75
Deferred income	72	56
Other	206	229

	$492	$497

9.	Secured Obligations and Borrowing Arrangements

Indebtedness as of December 31, consisted of:

	2005	2004
Relocation Funding Entity	$513	$400
Kenosia Funding LLC	109	—
U.K. Relocation Receivables Funding Limited	135	—

	$757	$400

Certain of the funds the Company receives from the collection or realization of relocation receivables, relocation properties held for sale and related assets must be utilized to repay secured obligations. Substantially all relocation related assets are realized in less than twelve months from the transaction date. Accordingly, all of the Company’s secured obligations are classified as current on the accompanying Combined Balance Sheets as of December 31, 2005 and 2004.

The Company’s secured obligations contain restrictive covenants, including performance triggers linked to the quality of the underlying assets, financial reporting requirements, restrictions on mergers and change of control and a requirement that the Company generate at least $750 million of net income before depreciation and amortization, interest expense (other than interest expense relating to secured obligations), income taxes and minority interest, determined quarterly for the preceding twelve month period. At December 31, 2005, the Company was in compliance with all financial covenants of its secured obligations.

As of December 31, 2005, available capacity under the Company’s borrowing arrangements was as follows:

	Expiration Date	Total Capacity	Outstanding Borrowings	Available Capacity(*)
Relocation Funding Entity	May 2006	$550	$513	$37
Kenosia Funding LLC	May 2006	125	109	16
U.K. Relocation Receivables Funding Limited	September 2008	172	135	37
Short-term borrowing facilities	Various	535	—	535

		$1,382	$757	$625

(*)	Capacity is subject to maintaining sufficient assets to collateralize these secured obligations.

Interest expense incurred in connection with borrowings under these facilities amounted to $24 million, $8 million and $2 million during 2005, 2004 and 2003, respectively, and is recorded within net revenues on the accompanying Combined Statements of Income as related borrowings are utilized to fund advances within the Company’s relocation business where interest income is generally earned on such advances.

SECURED OBLIGATIONS

Relocation Funding Entity

The Company issues secured obligations through the Relocation Funding Entity, which is a consolidated bankruptcy remote SPE that is utilized to securitize certain relocation receivables generated from advancing funds on behalf of clients of the Company’s relocation business. The secured obligations issued by the Relocation Funding Entity are collateralized by $565 million of underlying relocation receivables and other related assets which are serviced by the Company as of December 31, 2005. These assets are not available to pay the Company’s general obligations. These secured obligations represent floating rate notes for which the weighted average interest rate was 4%, 2% and 1% for 2005, 2004 and 2003, respectively. This program is subject to annual renewal and carries a commitment fee.

Kenosia Funding, LLC.

The Company issues debt through Kenosia Funding, LLC, which is a consolidated bankruptcy remote SPE that is utilized to securitize certain relocation receivables, including relocation properties held for sale . During May 2005, the Company amended this program to include certain relocation properties held for sale, which did not meet the criteria for participation in the Relocation Funding Entity. Such secured obligations are collateralized by approximately $136 million of underlying relocation receivables, relocation properties held for sale and other related assets as of December 31, 2005, which are serviced by the Company. The assets of this entity are not available to pay the Company’s general obligations. The secured obligations issued by this entity represent floating rate debt for which the weighted average interest rate was 4% for 2005. This program is subject to annual renewal and carries a commitment fee.

U.K. Relocation Receivables Funding Limited

During 2005, the Company also began issuing debt through UK Relocation Receivables Funding Limited, which is a consolidated bankruptcy remote SPE that is utilized to securitize relocation receivables in the UK. The facility has a three-year term expiring on September 30, 2008 and carries a commitment fee. The assets of this entity are not available to pay the Company’s general obligations. These secured obligations are collateralized by $155 million of underlying relocation receivables and related assets. The weighted average interest rate on these secured obligations was 5% in 2005.

Short–Term Borrowing Facilities

Within the Company’s title and settlement services and Company Owned real estate brokerage operations, the Company acts as an escrow agent for numerous customers. As an escrow agent, the Company receives money from customers to hold on a short-term basis until certain conditions of the homesale transaction are satisfied. The Company does not have access to these funds for its use. However, through its title and settlement services and Company Owned real estate brokerage operations, the Company maintains short-term borrowing facilities that provide for borrowings of up to $535 million. The Company invests such borrowings in high quality short-term liquid investments. Any outstanding borrowings under these facilities are callable by the lenders at any time. These facilities are renewable annually and are not available for general corporate purposes. Net amounts earned under these arrangements approximated $9 million, $4 million and $2 million during 2005, 2004 and 2003, respectively, and were recorded within net revenue on the accompanying Combined Statements of Income. There were no outstanding borrowings under these facilities at December 31, 2005 or 2004.

10.	Securitizations

Prior to November 26, 2003, sales of relocation receivables to the Relocation Funding Entity were treated as off-balance sheet sales, as this entity was structured as a bankruptcy remote QSPE pursuant to SFAS No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” and, therefore, excluded from the scope of FIN 46. However, on November 26, 2003, the underlying structure of the Relocation Funding Entity was amended in a manner that resulted in it no longer meeting the criteria to qualify as a QSPE. Consequently, the Company began consolidating the account balances and activities of the Relocation Funding Entity on November 26, 2003 pursuant to FIN 46. Prior to consolidation, the Company recognized gains upon the sale of relocation receivables to the Relocation Funding Entity. However, such gains were not material for the period January 1, 2003 through November 25, 2003. The activities of the Relocation Funding Entity are limited to (i) purchasing relocation receivables from the Company’s relocation subsidiary, (ii) issuing debt securities and/or borrowing under a conduit facility to affect such purchases and (iii) entering into, terminating or modifying certain derivative transactions.

The cash flow activity presented below covers the period up to and including the date of consolidation of this structure.

2003
Proceeds from new securitizations	$35
Proceeds from collections reinvested in securitizations	2,717
Servicing fees received	3
Other cash flows received on retained interests (*)	38
Cash paid upon funding of reserve account	(17)

(*)	Represents cash flows received on retained interests other than servicing fees.

Gains recognized on the securitization of relocation receivables were not material during 2003.

The Company made representations and warranties customary for securitization transactions, including eligibility characteristics of the relocation receivables and servicing responsibilities, in connection with the securitization of these assets. See Note 11—Commitments and Contingencies.

11.	Commitments and Contingencies

COMMITMENTS

Leases

The Company is committed to making rental payments under noncancelable operating leases covering various facilities and equipment. Future minimum lease payments required under noncancelable operating leases as of December 31, 2005 are as follows:

Year	Amount
2006	$160
2007	130
2008	98
2009	70
2010	47
Thereafter	71

$576

Commitments under capital leases amounted to $27 million at December 31, 2005.

During 2005, 2004 and 2003, the Company incurred total rental expense of $196 million, $179 million and $158 million, respectively.

Purchase Commitments

In the normal course of business, the Company makes various commitments to purchase goods or services from specific suppliers, including those related to capital expenditures. None of the purchase commitments made by the Company as of December 31, 2005 (aggregating approximately $16 million) was individually significant.

LITIGATION

The Company is involved in claims, legal proceedings and governmental inquiries related to contract disputes, business practices, intellectual property and other commercial, employment and tax matters. Such matters include but are not limited to allegations: (i) concerning a dilution in the value of the Century 21 name and goodwill based upon the changes made to the Century 21 system after the Company acquired it in 1995; (ii) that the Company failed to properly disclose the payment of an additional documentation compliance fee paid to its agents; (iii) that the Company is in violation of RESPA and California’s Unfair Competition Law with respect to a joint venture to which the Company is a party; (iv) concerning the Company’s failure to disclose that it marked up services provided by third parties in charging certain fees to title customers; (v) that the Company conspired with certain local real estate and mortgage related businesses and individuals in Mississippi to inflate appraised values on about 90 properties; (vi) that the Company violated its franchise obligations to a particular franchisee based upon NRT brokerage activities; (vii) that the Company failed to pay the appropriate wages to a certain category of title employees; and (viii) that a group of agents working in a particular NRT brokerage office are common law employees instead of independent contractors, and therefore may bring claims against NRT for breach of contract, wrongful discharge and negligent supervision.

The Company believes that it has adequately accrued for such matters as appropriate or, for matters not requiring accrual, believes that they will not have a material adverse effect on its results of operations, financial position or cash flows based on information currently available. However, litigation is inherently unpredictable and, although the Company believes that its accruals are adequate and/or that it has valid defenses in these matters, unfavorable resolutions could occur. As such, an adverse outcome from such unresolved proceedings for which claims are awarded in excess of the amounts accrued for could be material to the Company with respect to earnings or cash flows in any given reporting period. However, the Company does not believe that the impact of such unresolved litigation should result in material liability to the Company in relation to its combined financial position or liquidity.

GUARANTEES/INDEMNIFICATIONS

Standard Guarantees/Indemnifications

In the ordinary course of business, the Company enters into numerous agreements that contain standard guarantees and indemnities whereby the Company indemnifies another party for breaches of representations and warranties. In addition, many of these parties are also indemnified against any third party claim resulting from the transaction that is contemplated in the underlying agreement. Such guarantees or indemnifications are granted under various agreements, including those governing (i) purchases, sales or outsourcing of assets or businesses, (ii) leases of real estate, (iii) licensing of trademarks, (iv) use of derivatives and (v) issuances of debt securities. The guarantees or indemnifications issued are for the benefit of the (i) buyers in sale agreements and sellers in purchase agreements, (ii) landlords in lease contracts, (iii) franchisees in licensing agreements, (iv) financial institutions in derivative contracts and (v) underwriters in debt security issuances. While some of these guarantees extend only for the duration of the underlying agreement, many survive the expiration of the term of the agreement or extend into perpetuity (unless subject to a legal statute of limitations). There are no specific limitations on the maximum potential amount of future payments that the Company could be required to make under these guarantees, nor is the Company able to develop an estimate of the maximum potential amount of future payments to be made under these guarantees as the triggering events are not subject to predictability. With respect to certain of the aforementioned guarantees, such as indemnifications of landlords against third party claims for the use of real estate property leased by the Company, the Company maintains insurance coverage that mitigates any potential payments to be made.

Other Guarantees/Indemnifications

In the normal course of business, the Company coordinates numerous events for its franchisees and thus reserves a number of venues with certain minimum guarantees, such as room rentals at hotels local to the conference center. However, such room rentals are paid by each individual franchisee. If the franchisees do not meet the minimum guarantees, the Company is obligated to fulfill the minimum guaranteed fees. Such guarantees in effect at December 31, 2005 extend into 2008 and the maximum potential amount of future payments that the Company may be required to make under such guarantees is approximately $14 million. The Company would only be required to pay this maximum amount if none of the franchisees conducted their planned events at the reserved venues. Historically, the Company has not been required to make material payments under these guarantees. As of December 31, 2005, the liability recorded by the Company in connection with these guarantees was not significant.

SELF-INSURANCE

At December 31, 2005 and 2004, the Combined Balance Sheets include approximately $51 million and $53 million, respectively, of liabilities relating to self-insured risks for errors and omissions, including those associated with legal matters incurred in the ordinary course of business within the Company’s real estate brokerage business and for vacant dwellings and household goods in transit within the Company’s relocation business. Cendant also maintains self-insurance arrangements relating to health and welfare, workers’ compensation and other benefits provided to the Company’s employees. The estimated cost of such benefits has been allocated to the Company.

12.	Stock-Based Compensation

As of December 31, 2005, all equity awards (stock options and restricted stock units (“RSUs”)) held by Company employees were granted by Cendant in Cendant common stock. At the time of separation, Cendant anticipates equitably adjusting a portion of its outstanding equity awards and, as a result, the Company expects to grant one equity award in Realogy common stock for every four equity awards outstanding in Cendant common stock (subject to change upon finalization of the distribution ratio).

CENDANT STOCK-BASED COMPENSATION PLANS

Stock Options

Stock options granted by Cendant to its employees generally have a ten-year term, and those granted prior to 2004 vest ratably over periods ranging from two to five years. In 2004, Cendant adopted performance and time vesting criteria for stock option grants. The predetermined performance criteria determine the number of options that will ultimately vest and are based on the growth of Cendant’s earnings and cash flows over the vesting period of the respective award. The number of options that will ultimately vest may range from 0% to 200% of the base award. Vesting occurs over a four-year period, but cannot exceed 25% of the base award in each of the three years following the grant date. Cendant’s policy is to grant options with exercise prices at then-current fair market value.

The annual activity of Cendant’s common stock option plans for Cendant employees consisted of:

	2005		2004		2003
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Balance at beginning of year	151	$17.83	188	$17.21	237	$16.23
Granted at fair market value (a)	1	20.38	1	23.12	1	13.40
Granted in connection with acquisitions	—	—	2	15.60	1	15.02
Granted in connection with PHH spin-off (b)	6	*	—	—	—	—
Exercised	(24)	11.35	(38)	14.61	(40)	10.77
Forfeited	(5)	20.23	(2)	19.33	(11)	19.45

Balance at end of year	129	$18.09	151	$17.83	188	$17.21

(*)	Not meaningful.
(a)	In 2005 and 2004, reflects the maximum number of options assuming achievement of all performance and time vesting criteria.
(b)	As a result of the spin-off of PHH, the closing price of Cendant common stock was adjusted downward by $1.10 on January 31, 2005. Additionally, Cendant granted incremental options to achieve a balance of 1.04249 options outstanding subsequent to the spin-off for each option outstanding prior to the spin-off. The exercise price of each option was also adjusted downward by a proportionate value.

The table below summarizes information regarding Cendant’s outstanding and exercisable stock options as of December 31, 2005:

	Outstanding Options				Exercisable Options
Range of Exercise Prices	Number of Options		Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$0.01 to $10.00	26		3.5	$9.15	26	$9.15
$10.01 to $20.00	64		3.8	17.10	63	17.15
$20.01 to $30.00	25		3.1	22.95	24	23.08
$30.01 to $40.00	14		1.9	30.93	13	30.93

	129	(*)	3.4	$18.09	126	$18.10

(*)	As of December 31, 2005, approximately 18 million of the total options outstanding in Cendant common stock related to options granted to employees of the Company.

As discussed above, a portion of the total outstanding options granted by Cendant as of the date of the separation will be equitably adjusted, including options that were granted to Company employees as well as options that were granted to other Cendant employees who are not within the Company’s ownership structure. Based upon the current anticipated distribution ratio, as of December 31, 2005, the Company would have expected to issue approximately 32 million options at the date of separation in connection with Cendant’s equitable adjustment.

The weighted-average grant-date fair value of Cendant common stock options granted in the normal course of business during 2005, 2004 and 2003 was $5.89, $6.90 and $5.19, respectively. The weighted-average grant-date fair value of Cendant common stock options granted in connection with acquisitions made during 2004 and 2003 was $9.49 and $3.89, respectively. No options were granted in connection with acquisitions made in 2005. The fair values of these stock options are estimated on the dates of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for Cendant common stock options granted in 2005, 2004 and 2003:

	2005	2004	2003
Dividend yield	1.7%	1.5%	—
Expected volatility	30.0%	30.0%	49.0%
Risk-free interest rate	3.8%	4.0%	2.4%
Expected holding period (years)	5.5	5.5	3.6

Restricted Stock Units

RSUs granted by Cendant entitle the employee to receive one share of Cendant common stock upon vesting. RSUs granted in 2003 vest ratably over a four-year term. Subsequently, Cendant adopted performance and time vesting criteria for RSU grants. The predetermined performance criteria determine the number of RSUs that will ultimately vest and are based on the growth of Cendant’s earnings and cash flows over the vesting period of the respective award. The number of RSUs that will ultimately vest may range from 0% to 200% of the base award. Vesting occurs over a four year period, but cannot exceed 25% of the base award in each of the three years following the grant date. The annual activity related to Cendant’s RSU plan for Cendant employees consisted of:

	2005		2004		2003
	Number of RSUs	Weighted Average Grant Price	Number of RSUs	Weighted Average Grant Price	Number of RSUs	Weighted Average Grant Price
Balance at beginning of year	16	$20.85	6	$13.98	—	$—
Granted at fair market value (a)	14	20.19	13	23.16	6	13.98
Granted in connection with PHH spin-off (b)	1	*	—	—	—	—
Vested	(3)	19.48	(2)	13.97	—	—
Canceled	(5)	20.90	(1)	17.02	—	—

Balance at end of year	23 (c)	20.65	16	$20.85	6	$13.98

(*)	Not meaningful.
(a)	In 2005 and 2004, reflects the maximum number of RSUs assuming achievement of all performance and time vesting criteria.
(b)	As a result of the spin-off of PHH, the closing price of Cendant common stock was adjusted downward by $1.10 on January 31, 2005. In order to provide an equitable adjustment to holders of its RSUs, Cendant granted incremental RSUs to achieve a balance of 1.0477 RSUs outstanding subsequent to the spin-off for each RSU outstanding prior to the spin-off.
(c)	As of December 31, 2005, approximately six million of the total RSUs outstanding in Cendant common stock related to RSUs granted to employees of the Company.

As discussed above, the total outstanding RSUs granted by Cendant as of the date of the separation will be equitably adjusted, including RSUs that were granted to Company employees as well as RSUs that were granted to other Cendant employees who are not within the Company’s ownership structure. Based upon the current anticipated distribution ratio, as of December 31, 2005, the Company would have expected to issue approximately three million RSUs at the date of separation in connection with Cendant’s equitable adjustment.

STOCK-BASED COMPENSATION EXPENSE ALLOCATED TO THE COMPANY

During 2005, 2004 and 2003, Cendant allocated pre-tax stock-based compensation expense of $13 million, $9 million and $3 million, respectively, to the Company. Such compensation expense relates only to the options and RSUs that were granted by Cendant to the Company’s employees subsequent to January 1, 2003. The allocation was based on the estimated number of options and RSUs Cendant believed it would ultimately provide and the underlying vesting period of the award. As Cendant measured its stock-based compensation expense using the intrinsic value method during the periods prior to January 1, 2003, Cendant did not recognize compensation expense upon the issuance of equity awards to its employees. Therefore, the Company was not allocated compensation expense for options that were granted by Cendant to the Company’s employees prior to January 1, 2003 (there were no RSUs granted prior to January 1, 2003). See Note 2—Summary of Significant Accounting Policies for a more information regarding Cendant’s accounting policy for stock-based compensation.

Presented below is the effect on net income for 2004 and 2003 had compensation expense been recognized by Cendant and allocated to the Company for options that were granted prior to January 1, 2003.

	Year Ended December 31,
	2004	2003
Reported net income	$618	$569
Add back: Stock-based employee compensation expense included in reported net income, net of tax	6	2
Less: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(6)	(9)

Pro forma net income	$618	$562

As of January 1, 2005, there were no outstanding awards for which stock-based compensation expense is not reflected within reported net income; accordingly, pro forma information is not presented subsequent to December 31, 2004.

13.	Employee Benefit Plans

Cendant sponsors a defined contribution savings plan that provides certain eligible employees of the Company an opportunity to accumulate funds for retirement. The Company matches the contributions of participating employees on the basis specified by the plan. The Company’s cost for contributions to this plan was $24 million, $22 million and $18 million during 2005, 2004 and 2003, respectively.

14.	Financial Instruments

RISK MANAGEMENT

Following is a description of the Company’s risk management policies.

Foreign Currency Risk

The Company uses foreign currency forward contracts to manage its exposure to changes in foreign currency exchange rates associated with its foreign currency denominated receivables and forecasted earnings of foreign subsidiaries. The Company primarily hedges its foreign currency exposure to the British pound. These forward contracts utilized by the Company do not qualify for hedge accounting treatment under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The fluctuations in the value of these forward contracts do, however, largely offset the impact of changes in the value of the underlying risk that they are intended to economically hedge. The impact of these forward contracts was not material to the Company’s results of operations, cash flows or financial position during 2005, 2004 and 2003.

Interest Rate Risk

In the normal course of business, the Company borrows funds under its secured borrowing facilities and utilizes such funds to generate assets on which it generally earns interest income. The Company does not believe it is exposed to significant interest rate risk in connection with these activities as the rate it incurs on such borrowings and the rate it earns on such assets are based on similar variable indices, thereby providing a natural hedge.

Credit Risk and Exposure

The Company is exposed to counterparty credit risk in the event of nonperformance by counterparties to various agreements and sales transactions. The Company manages such risk by evaluating the financial position and creditworthiness of such counterparties and by requiring collateral in instances in which financing is provided. The Company mitigates counterparty credit risk associated with its derivative contracts by monitoring the amounts at risk with each counterparty to such contracts, periodically evaluating counterparty creditworthiness and financial position, and where possible, dispersing its risk among multiple counterparties.

As of December 31, 2005, there were no significant concentrations of credit risk with any individual counterparty or groups of counterparties. Concentrations of credit risk associated with receivables are considered minimal due to the Company’s diverse customer base.

Market Risk Exposure

During 2005, 2004 and 2003, the Company generated 27%, 27% and 26%, respectively, of its net revenues from transactions in the state of California.

FAIR VALUE

The fair value of financial instruments is generally determined by reference to market values resulting from trading on a national securities exchange or in an over-the-counter market. In cases where quoted market prices are not available, fair value is based on estimates using present value or other valuation techniques, as appropriate. The carrying amounts of cash and cash equivalents, restricted cash, relocation receivables, trade receivables, accounts payable and accrued expenses and other current liabilities approximate fair value due to the short-term maturities of these assets and liabilities. The carrying amounts and estimated fair values of all other financial instruments at December 31, are as follows:

	2005		2004
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Secured obligations	$757	$757	$400	$400
Foreign exchange forwards (*)	—	—	2	2

(*)	Derivative instruments in gain (loss) positions.

15.	Segment Information

The reportable segments presented below represent the Company’s operating segments for which separate financial information is available and which is utilized on a regular basis by its chief operating decision maker to assess performance and to allocate resources. In identifying its reportable segments, the Company also considers the nature of services provided by its operating segments. Management evaluates the operating results of each of its reportable segments based upon revenue and “EBITDA,” which is defined as net income before depreciation and amortization, interest expense (other than interest expense relating to secured obligations), income taxes and minority interest, each of which is presented on the Company’s Combined Statements of Income. The Company’s presentation of EBITDA may not be comparable to similar measures used by other companies.

YEAR ENDED DECEMBER 31, 2005

	Real Estate Franchise Services	Company Owned Real Estate Brokerage Services	Relocation Services	Title and Settlement Services	Other (b)	Total
Net revenues (a)	$988	$5,723	$495	$316	$(383)	$7,139
EBITDA	740	250	124	53	—	1,167
Depreciation and amortization	24	88	19	5	—	136
Segment assets	1,449	2,767	1,179	131	(87)	5,439
Capital expenditures	10	85	23	13	—	131

YEAR ENDED DECEMBER 31, 2004

	Real Estate Franchise Services	Company Owned Real Estate Brokerage Services	Relocation Services	Title and Settlement Services	Other (b)	Total
Net revenues (a)	$904	$5,242	$455	$303	$(355)	$6,549
EBITDA	666	263	126	62	(2)	1,115
Depreciation and amortization	23	74	19	4	—	120
Segment assets	1,533	2,453	998	106	(75)	5,015
Capital expenditures	7	54	15	11	—	87

YEAR ENDED DECEMBER 31, 2003

	Real Estate Franchise Services	Company Owned Real Estate Brokerage Services	Relocation Services	Title and Settlement Services	Other (b)	Total
Net revenues (a)	$763	$4,350	$412	$314	$(307)	$5,532
EBITDA	582	188	113	50	(1)	932
Depreciation and amortization	20	70	17	3	—	110
Capital expenditures	3	43	7	8	—	61

(a)	Transactions between segments are recorded at fair value and eliminated in consolidation. Revenues for the Real Estate Franchise Services segment include $369 million, $341 million and $288 million of intercompany royalties paid by the Company Owned Real Estate Brokerage Services segment during 2005, 2004 and 2003, respectively. Such amounts are eliminated through the Other segment. Revenues for the Real Estate Franchise Services segment include $14 million, $14 million and $15 million of intercompany royalties paid by the Title and Settlement Services segment during 2005, 2004 and 2003, respectively. Such amounts are also eliminated through the Other segment. Revenues for the Relocation Services segment include $57 million, $49 million and $42 million of intercompany referral fees paid by the Company Owned Real Estate Brokerage Services segment during 2005, 2004 and 2003, respectively. Such amounts are recorded as contra-revenues by the Company Owned Real Estate Brokerage Services segment. There are no other material inter-segment transactions.
(b)	Includes the elimination of transactions between segments.

Provided below is a reconciliation of EBITDA to income before income taxes and minority interest.

	Year Ended December 31,
	2005	2004	2003
EBITDA	$1,167	$1,115	$932
Less: Depreciation and amortization	136	120	110
Interest income, net	(7)	(6)	(38)

Income before income taxes and minority interest	$1,038	$1,001	$860

The geographic segment information provided below is classified based on the geographic location of the Company’s subsidiaries.

	United States	All Other Countries	Total
2005
Net revenues	$7,066	$73	$7,139
Total assets	5,218	221	5,439
Net property and equipment	300	4	304

2004
Net revenues	$6,488	$61	$6,549
Total assets	4,816	199	5,015
Net property and equipment	237	4	241

2003
Net revenues	$5,480	$52	$5,532

16.	Related Party Transactions

DISTRIBUTION OF CAPITAL TO CENDANT

The Company’s relocation business was a subsidiary of PHH through January 31, 2005, the date Cendant completed its spin-off of PHH. In connection with the spin-off, the Company eliminated all intercompany receivables due from PHH through a distribution of capital. Accordingly, the Company recorded a non-cash reduction of $609 million to invested equity on its Combined Balance Sheet. During 2004, the Company distributed $4 million of capital to Cendant, which was recorded as a non-cash reduction of invested equity on its Combined Balance Sheet.

DIVIDENDS TO CENDANT

During 2004 and 2003, the Company made cash dividend payments of $38 million and $4 million, respectively, to Cendant, which were recorded as a reduction of invested equity on the Company’s Combined Balance Sheets.

DUE TO CENDANT, NET

The following table summarizes related party transactions occurring between the Company and Cendant:

	Years Ended December 31,
	2005	2004	2003
Due to Cendant, beginning balance	$386	$723	$499

Corporate related functions	101	91	84
Related party agreements	(3)	(1)	(1)
Income taxes, net	350	336	359
Net interest earned on amounts due from and to Cendant	(9)	(9)	(39)
Advances to Cendant, net	(385)	(754)	(179)

	54	(337)	224

Due to Cendant, ending balance	$440	$386	$723

Corporate Related Functions

The Company is allocated general corporate overhead expenses from Cendant for corporate-related functions based on either a percentage of the Company’s forecasted revenues or, in the case of the Company Owned Real Estate Brokerage Services segment, based on a percentage of revenues after agent commission expense. General corporate overhead expense allocations include executive management, tax, accounting, legal and treasury services, certain employee benefits and real estate usage for common space. During 2005, 2004 and 2003, the Company was allocated $38 million, $33 million and $30 million of general corporate expenses from Cendant, which are included within the general and administrative expenses line item on the accompanying Combined Statements of Income.

Cendant also incurs certain expenses on behalf of the Company. These expenses, which directly benefit the Company, are allocated to the Company based upon the Company’s actual utilization of the services. Direct allocations include costs associated with insurance, information technology, revenue franchise audit, telecommunications and real estate usage for Company-specific space. During 2005, 2004 and 2003, the Company was allocated $63 million, $58 million and $54 million of expenses directly benefiting the Company, which are included within the general and administrative expenses line item on the accompanying Combined Statements of Income.

The Company believes the assumptions and methodologies underlying the allocations of general corporate overhead and direct expenses from Cendant are reasonable. However, such expenses are not indicative of, nor is it practical or meaningful for the Company to estimate for all historical periods presented, the actual level of expenses that would have been incurred had the Company been operating as a separate, stand-alone public company.

Related Party Agreements

The Company conducts the following business activities with Cendant and its other subsidiaries: (i) provides employee relocation services, including relocation policy management, household goods moving services and departure and destination real estate related services; (ii) provides commercial real estate brokerage services, such as transaction management, acquisition and disposition services, broker price opinions, renewal due diligence and portfolio review; (iii) provides brokerage and settlement services products and services to employees of Cendant’s other subsidiaries; (iv) utilizes corporate travel management services of Cendant’s travel distribution services business; and (v) designates Cendant’s car rental brands, Avis and Budget, as the exclusive primary and secondary suppliers, respectively, of car rental services for the Company’s employees. In connection with these activities, the Company recorded net revenues of $3 million, $1 million and $1 million during 2005, 2004 and 2003, respectively, which approximates the fair value of the services provided by or to the Company.

Income Taxes, net

As discussed in Note 2 – Summary of Significant Accounting Policies, the Company is included in the consolidated federal and state income tax returns of Cendant. The net income tax payable to Cendant approximated $2.2 billion and $1.8 billion as of December 31, 2005 and 2004, respectively, and is recorded as a component of the due to Cendant, net line item on the accompanying Combined Balance Sheets.

Net Interest Earned on Amounts Due from and to Cendant and Advances to Cendant, net

Also in the ordinary course of business, Cendant sweeps cash from the Company’s bank accounts and the Company maintains certain balances due to or from Cendant. Inclusive of unpaid corporate allocations, the Company had net amounts due from Cendant totaling approximately $1.7 billion and $1.4 billion as of December 31, 2005 and 2004, respectively. Certain of the advances between the Company and Cendant are interest bearing. In connection with the interest bearing activity, the Company recorded net interest income of $9 million, $9 million and $39 million during 2005, 2004 and 2003, respectively. The 2003 amount includes $29 million of interest income earned on a loan made to Cendant in 2000, with proceeds received on the issuance of a mandatorily redeemable preferred interest in the Company’s real estate franchise business. This interest, which approximated $375 million, was repaid and the intercompany loan was settled in September 2003. Such repayment is reflected within the principal payments on borrowings line item within our Combined Statements of Cash Flows.

TRANSACTIONS WITH PHH CORPORATION

In January 2005, Cendant completed the spin-off of its former mortgage, fleet leasing and appraisal businesses in a tax-free distribution of 100% of the common stock of PHH to its stockholders. In connection with the spin-off, the Company entered a venture, PHH Home Loans, with PHH for the purpose of originating and selling mortgage loans primarily sourced through the Company’s real estate brokerage and relocation businesses. The Company owns 49.9% of the venture, which has a 50-year term and is subject to earlier termination upon the occurrence of certain events or at the Company’s election at any time after January 31, 2012 by providing two years’ notice to PHH. PHH may terminate the venture upon the occurrence of certain events or, at its option, after January 31, 2030. The Company also entered into an agreement with PHH and PHH Home Loans regarding the operation of the venture. Under such agreement, the Company must (i) recommend the PHH Home Loans as the exclusive provider of mortgage loans to independent sales associates, employees and customers of the Company’s real estate brokerage and relocation businesses and (ii) sell mortgage origination businesses acquired by the Company’s real estate brokerage business to the PHH Home Loans pursuant to pre-specified pricing parameters. Additionally, the Company maintains a marketing agreement with PHH whereby PHH is the exclusive recommended provider of mortgage products and services promoted by the Company to its independently owned and operated franchisees. This marketing agreement expires in 2030. The Company also maintains a relocation agreement with PHH whereby PHH outsourced its employee relocation function to the Company. In connection with these agreements, the Company recorded net revenues of $9 million during 2005, which approximates the fair value of the services provided by the Company.

17.	Selected Quarterly Financial Data—(unaudited)

Provided below is selected unaudited quarterly financial data for 2005 and 2004.

	2005(a)
	First	Second	Third	Fourth
Net revenues
Real Estate Franchise Services	$193	$280	$286	$229
Company Owned Real Estate Brokerage Services	1,113	1,655	1,667	1,288
Relocation Services	105	134	140	116
Title and Settlement Services	65	87	93	71
Other(b)	(77)	(110)	(111)	(85)

	$1,399	$2,046	$2,075	$1,619

EBITDA
Real Estate Franchise Services	$136	$215	$219	$170
Company Owned Real Estate Brokerage Services	(8)	116	123	19
Relocation Services	20	40	42	22
Title and Settlement Services	5	19	21	8
Other	1	—	—	(1)

	154	390	405	218
Less: Depreciation and amortization	30	31	34	41
Interest expense (income), net	1	(2)	(4)	(2)

Income before income taxes and minority interest	$123	$361	$375	$179

Net income	$73	$218	$227	$109

(a)	Income before income taxes and minority interest for the first, second and third quarters include restructuring charges of $4 million, $1 million and $1 million, respectively.
(b)	Represents the elimination of transactions primarily between the Real Estate Franchise Services segment and the Company Owned Real Estate Brokerage Services segment.

	2004(a)
	First	Second	Third	Fourth
Net revenues
Real Estate Franchise Services	$164	$252	$257	$231
Company Owned Real Estate Brokerage Services	952	1,553	1,494	1,243
Relocation Services	100	113	125	117
Title and Settlement Services	59	95	81	68
Other(b)	(67)	(103)	(100)	(85)

	$1,208	$1,910	$1,857	$1,574

EBITDA
Real Estate Franchise Services	$118	$193	$194	$161
Company Owned Real Estate Brokerage Services	(15)	125	117	36
Relocation Services	19	37	45	25
Title and Settlement Services	2	29	21	10
Other	(1)	—	(1)	—

	123	384	376	232
Less: Depreciation and amortization	29	30	31	30
Interest income, net	(1)	(1)	(1)	(3)

Income before income taxes and minority interest	$95	$355	$346	$205

Net income	$59	$220	$214	$125

(a)	In the second quarter of 2004, the Company recognized a $7 million gain on the sale of certain non-core assets, which was recorded within net revenues in the Combined Statements of Income.
(b)	Represents the elimination of transactions primarily between the Real Estate Franchise Services segment and the Company Owned Real Estate Brokerage Services segment.

18.	Subsequent Events

Separation from Cendant (Unaudited)

On October 23, 2005, Cendant’s Board of Directors preliminarily approved a plan to separate Cendant into four independent, publicly traded companies – one for each of Cendant’s real estate services, travel distribution services, hospitality services (including timeshare resorts) and vehicle rental businesses. In connection with the separation and distribution, the Company expects to issue approximately $2.2 billion of debt, which is not reflected within the accompanying Combined Financial Statements. The proceeds received in connection with the planned debt issuances are expected to be transferred to Cendant.

Additionally, pursuant to the Separation and Distribution Agreement, upon distribution of the Company’s common stock to Cendant stockholders, the Company is expected to be allocated 50% of certain Cendant corporate assets and assume and be responsible for 50% of certain Cendant corporate liabilities, including those relating to unresolved tax and legal matters (none of which are reflected within the accompanying Combined Financial Statements). Cendant’s Hospitality and Travel Distribution businesses, both of which are also expected to be distributed to Cendant’s shareholders as part of the separation plan, are expected to assume and be responsible for 30% and 20%, respectively, of these liabilities. The actual amount that the Company may be required to pay under these arrangements could vary depending upon the outcome of any unresolved matters, which may not be resolved for several years, and if any of the other parties responsible for such liabilities were to default in its payment of costs or expenses related to any such liability.

Certain lawsuits are currently outstanding against Cendant, some of which relate to accounting irregularities arising from some of the CUC International, Inc. (“CUC”) business units acquired when HFS Incorporated merged with CUC to form Cendant. While Cendant has settled many of the principal lawsuits relating to the accounting irregularities, these settlements do not encompass all litigation associated with it. Cendant and the Company do not believe that it is feasible to predict or determine the final outcome or resolution of these unresolved proceedings. An adverse outcome from such unresolved proceedings or other proceedings for which the Company has assumed liability under the separation agreements could be material with respect to the Company’s earnings in any given reporting period.

Acquisition of Texas Title Entities

On January 6, 2006, the Company completed the acquisition of multiple title companies in Texas in a single transaction for $93 million in cash plus a $10 million (subject to potential downward adjustment) note payable within two years of the closing date. These entities provide title and closing services, including title searches, title insurance, home sale escrow and other closing services.

Renewal of the Relocation Funding Entity and Kenosia Funding LLC

The Company has extended the Relocation Funding Entity and Kenosia Funding LLC through May 30, 2006. Both borrowing arrangements are expected to be amended and renewed by that date.

* * * *

Annex A

OPINION OF EVERCORE GROUP L.L.C.

A-1

Annex B

OPINION OF DUFF & PHELPS, LLC

B-1